98


10016298

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Communications

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35005 FISCAL YEAR 3-31-10

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlo

DAT : 9/8/10

Reliance Communications

Anil Dhirubhai Ambani Group

Annual Report 2009-10





Dhirubhai H. Ambani

(28th December, 1932 - 6th July, 2002)

Reliance Group - Founder and Visionary

Profile

Reliance Communications Limited is the flagship Company of Reliance Anil Dhirubhai Ambani Group, India's third largest business house.

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of 109 million including over 2.5 million individual overseas retail customers, ranks among the Top 4 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages.

Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 2,77,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Mission: Excellence in Communication Arena

- To attain global best practices and become a world-class communication service provider – guided by its purpose to move towards greater degree of sophistication and maturity.
- To work with vigour, dedication and innovation to achieve excellence in service, quality, reliability, safety and customer care as the ultimate goal.
- To earn the trust and confidence of all stakeholders, exceeding their expectations and make the Company a respected household name.
- To consistently achieve high growth with the highest levels of productivity.
- To be a technology driven, efficient and financially sound organisation.
- To contribute towards community development and nation building.
- To be a responsible corporate citizen nurturing human values and concern for society, the environment and above all, the people.
- To promote a work culture that fosters individual growth, team spirit and creativity to overcome challenges and attain goals.
- To encourage ideas, talent and value systems.
- To uphold the guiding principles of trust, integrity and transparency in all aspects of interactions and dealings.

This Report is printed on environmental friendly paper.

Highlights - at a glance

Subscribers (in Mn)


28
46
73
102
FY07
FY08
FY09
FY10

Net Worth (Rs. Cr)


22,931
25,461
37,059
38,363
FY07
FY08
FY09
FY10

Revenue (Rs. Mn)


144,683
190,678
229,485
221,323
FY07
FY08
FY09
FY10

Net Profit (Rs. Mn)


31,632
54,011
60,449
46,550
FY07
FY08
FY09
FY10

Business Mix

Wireless

- Mobile (CDMA & GSM)
- VAS (Mobile World)
- Wireless Data
- Fixed Wireless
- Public Access Business

Telecom Infrastructure

- Multi tenancy towers
- Pan-India coverage
- Backhaul
- Support systems
- 3G Compliant

Globalcom

- Submarine cable
- Ethernet Data services
- Global Managed Network Services
- Long Distance (NLD/ILD)
- Global Call

RELIANCE Communications
Anil Dhirubhai Ambani Group

Enterprise

- Internet Data Center
- Broadband
- Leased Line
- Office Centrex
- MPLS & VPN
- WiMax

Home

- DTH
- IPTV

Other businesses

Tech Services

- Leveraging Internal IT Development Capabilities

BPO

- Expertise in Telecom BFSI, Utilities & Media

Retail

- Reliance World
- Reliance Mobile Store

Board of Directors

Shri Anil Dhirubhai Ambani – Chairman
Prof. J. Ramachandran
Shri S. P. Talwar
Shri Deepak Shourie
Shri A. K. Purwar

President, Company Secretary and Manager

Shri Hasit Shukla

Auditors

M/s. Chaturvedi & Shah
M/s. B S R & Co.

Registered Office

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
Maharashtra, India

Registrar and Transfer Agent

Karvy Computershare Private Limited
Madhura Estate, Municipal No. 1-9/13/C
Plot No. 13 & 13C, Madhapur Village
Hyderabad - 500 081
Andhra Pradesh, India
Website: www.karvy.com

Investor Helpdesk

Toll free no. (India) : 1800 4250 999
Telephone no. : +91 40 4433 8100
+91 40 4030 8000
Fax no. : +91 40 2342 0859
Email : rcom@karvy.com

Post your request:
http://kcpl.karvy.com/adag

Contents

Page No.

Sixth Annual General Meeting on Tuesday, September 28, 2010 at 2.00 p.m. or soon after conclusion of the annual general meeting of Reliance Capital Limited convened on the same day, whichever is later, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020

The Annual Report can be accessed at www.rcom.co.in



"We are not just about scale and size; we are also about the pursuit of excellence, the integrity of our values and the quality of our services."

\- Anil Dhirubhai Ambani

My dear fellow Shareowners,

Reliance Communications has had a year of creditable performance where we crossed the historic 100 million wireless subscribers mark, consolidating our position as the 2nd largest wireless operator in the country.

With a customer base of 109 million, Reliance Communications has entered the prestigious league of being one of the only 4 telecom operators in the world to have more than 100 million subscribers in a single country.

We have completed this feat in less than 7 years of launching our pan-India mobile services and within only 2 years of launching pan-India GSM services – the fastest ever ramp-up of mobile customers anywhere in the world. We are now closer than ever to achieve our goal of becoming one of the world's leading Telecom service providers across the entire value chain of telecom businesses.

Over the past year, we have launched several path-breaking initiatives, leading to new revenue streams that compensate for the expected decline in ARPU as more and more customers, including those less affluent, take up mobile services. We look forward to strengthening our leadership in data services in addition to driving to a leadership position in voice services. Our business strategy has been based on aligning ourselves to the changing dynamics of technology, while providing our subscribers with cost effective and innovative services, accompanied by simplicity and transparency in tariffs.

Reliance Communications, through its wholly owned subsidiary company, has won 3G spectrum for 13 key Circles in the auction recently completed by the Department of Telecommunications, Govt. of India. 3G telecom services will provide our customers faster connectivity and offer a host of applications like mobile TV, video-on-demand, video calls and high-speed internet access. Our win of 13 3G circles, the highest number of circles won by any operator in the auction, maximises our Company's 3G coverage on a much more conservative spend. Today, our Company is the only operator in India that has both the highest 13 circle coverage in 3G as well as having pan India 3G-like capability in CDMA.

Performance review

The financial year 2010 has been one of the most challenging years for the telecom sector. Over the past financial year, the entire telecom sector was faced with growing pressure on revenues and margins on account of intensifying competition in the Indian telecom sector.

The key financial highlights on a consolidated basis are:

- Total income of Rs. 22,132 crore (US$ 4,903 million), as against Rs. 22,948 crore (US$ 4,525 million) in the previous financial year.
- Cash Profit of Rs. 8,524 crore (US$ 1,888 million), against Rs. 9,856 crore (US$ 1,943 million) in the corresponding period last year.
- Net profit of Rs. 4,655 crore (US$ 1,031 million), against Rs. 6,045 crore (US$ 1,192 million) in the previous financial year.
- Cash Earnings Per Share (Cash EPS) of Rs. 41.30 (US$ 0.91), against Rs. 47.75 (US$ 0.94) in the previous year and Basic Earnings Per Share (EPS) of Rs. 22.55 (US$ 0.50), against Rs. 29.29 (US$ 0.58) in the previous financial year.
- Net Worth of Rs. 38,363 crore (US$ 8,499 million), keeping Reliance Communications amongst the top Indian private sector companies.

Growth platform

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages.

- Our customer base exceeds 109 million (including over 2.5 million overseas retail customers and 2.4 million BigTV DTH customers).
- We rank among the top four telecom companies in the world, by number of customers in a single country.
- Our corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers. Our enterprise customers include 850 of the top 1000 enterprises in India.
- We have the largest portfolio of multi-tenancy towers offering integrated infrastructure solutions.
- We operate the world's largest submarine cable network with a presence in over 60 countries.
- We are a one-stop-shop across the entire range of enterprise connectivity solutions.
- We have captured about 12% of the DTH market in India within a short span of launch – achieved by the fastest ramp-up ever by any DTH operator in the world.

Transformational initiatives

- We are discussing an agreement with GTL Infrastructure Limited on a transformational proposal to restructure the passive infrastructure business carried on through Reliance Infratel Limited, a subsidiary of the Company, by de-merging this business, excluding the optic fibre network. This transaction will create the world's largest independent telecom infrastructure company with over 80,000 towers and 1,25,000 tenancies from nearly a dozen telecom operators. Upon completion, the Company will derive huge benefits from the transaction by way of reduction of consolidated debt, improvement in leveraging ratios and enhanced financial flexibility.

- We have also agreed to acquire Digicable, India's No.1 Cable TV Service Provider. The deal will create India's largest and the world's fifth largest entity offering the full-suite of Triple Play services viz. Digital TV, High-Speed Broadband and Voice services.

Both the above transactions are expected to be concluded during the current year, subject to requisite approvals as may be necessary.

Segments

1) Wireless

We are among India's top two operators with over 105 million wireless subscribers across a comprehensive portfolio of services, including mobile, PCO, fixed wireless and data card segments. During the year, we saw our minutes of usage increase from 277 billion to 350 billion, a rise of 26% as compared to last year.

We have been at the forefront of innovation in the wireless sector:

- Effectively broken the clutter of tariffs by introducing the Simply Reliance plan.
- Spearheaded the wireless broadband revolution with our market-leading high speed data-card offering.
- Leading the national roll out of 3G services, which will see another wave of growth opportunities.
- Unique world class infrastructure network spread across the country giving us a strong platform to launch our 3G services in very short time.

2) Global

We are market leaders across different segments, having the largest private sub-sea cable in the world and the largest NLD network in India. To sustain our leadership, we have joined the consortium of US$400 million, 8,300 km, 17 Tbps design capacity Singapore - Hong Kong - Japan (SJC) cable system. The SJC cable system is expected to be completed by third quarter of 2011. This will give us the capability and reach to provide voice, internet and data services to our customers in the South East Asian markets of Indonesia, Singapore and the Philippines.

Our Next Generation cable "Hawk" in the Mediterranean between Middle East and Europe remains on track for completion by the end of the ongoing financial year.

3) Enterprise Broadband

Currently, we operate in almost 50 cities of India with over 1 million buildings connected directly to our network. In all, we serve nearly 1.5 million access lines. Over 850 of the top 1,000 companies in India are our customers.

We have augmented our building connectivity programme through the deployment of WiMAX 802.16 IEEE standards technology.

We have one of the largest Internet Data Center (IDC) capacities occupying more than 400,000 sq ft in India, across 9 data centers with a market share of more than 60%.

4) Home

Our Home business currently comprises Direct to Home (DTH) services targeting one of the largest and fastest growing markets for pay television services in the world.

We have commenced the roll-out of India's first High Definition set-top box with Digital Live TV Recording capabilities. Reliance Big TV is rolling out its HD DVR set-top box across top 100 cities in India.

Corporate Governance

Our Company is a proud member of the Reliance Anil Dhirubhai Ambani Group. We have adopted the Group's Corporate Governance Policies and Code of Conduct. These guidelines prescribe a set of systems, processes and principles that conform to the best global standards and are aimed at promoting the interests of all our stakeholders.

Social Commitment

We have undertaken several important initiatives and measures in the area of education, green environment and healthcare, signifying our continued and long-standing commitment to social and community welfare.

Our Commitment

At Reliance Communications, we have always derived inspiration from the vision of our legendary founder, Shri Dhirubhai Ambani, who wanted to bring the power of communication to every Indian by making calling on the phone cheaper than sending a postcard.

Seven years ago, we set about realising that dream by breaking the price barrier that had hitherto limited the reach of India's telecom sector to a privileged few. Today, we are breaking the barriers of remoteness by deploying the latest communications technology to bridge the digital divide, leapfrogging every part of rural India into the national economic mainstream – while remaining true to our founder's commitment about the fundamental affordability of our services.

In one word, we are laying the foundation, in less than a decade, for a second wave of fundamental change, India's second telecom revolution...



Anil Dhirubhai Ambani
Chairman

Notice

Notice is hereby given that the Sixth Annual General Meeting of the Members of **Reliance Communications Limited** will be held on Tuesday, the 28th day of September, 2010 at 2.00 p.m. or soon after conclusion of the annual general meeting of Reliance Capital Limited convened on the same day, whichever is later, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020, to transact the following business:

Ordinary Business:

1. To consider and adopt the audited Balance Sheet as at 31st March, 2010, the Profit and Loss Account for the financial year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare dividend on equity shares.
3. To appoint a Director in place of Shri Deepak Shourie, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint Auditors and to fix their remuneration and in this regard, to consider and, if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants (Firm Registration No. 101720W) and M/s. B S R & Co., Chartered Accountants (Firm Registration No. 101248W), be and are hereby appointed as the Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, on such remuneration as shall be fixed by the Board of Directors."

Special Business:

5. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution**:

   a) "RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions of the Companies Act, 1956 (Act) (including any statutory modification or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and Articles of Association of the Company, the Listing Agreements entered into with the Stock Exchanges and subject to the provisions of Chapter VIII of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 ("SEBI ICDR"), the provisions of the Foreign Exchange Management Act, 1999 and the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, applicable rules, regulations, guidelines or laws and/or any approval(s), consent(s), permission(s) or sanction(s) of the Central Government, Reserve Bank of India and any other appropriate authorities, institutions or bodies (hereinafter collectively referred to as the "appropriate authorities"), and subject to such conditions as may be prescribed by any one of them while granting any such approval(s), consent(s), permission(s) and/or sanction(s) (hereinafter referred to as the "requisite approvals"), which may be agreed to by the Board of Directors of the Company (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution), the Board be and is hereby authorised to issue, offer and allot equity shares/fully convertible debentures/ partly convertible debentures/non convertible debentures with warrants/any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board but not later than 60 months from the date of allotment (collectively referred to as "QIP Securities" or "Securities"), to the Qualified Institutional Buyers (QIBs) as per the SEBI ICDR, whether or not such QIBs are Members of the Company, on the basis of placement document(s), at such time or times in one or more tranche or tranches, at par or at such price or prices, and on such terms and conditions and in such manner as the Board may, in its absolute discretion determine, in consultation with the Lead Managers, Advisors or other intermediaries, provided however that the aggregate amount raised by issue of QIP Securities as above shall not result in increase of the issued and subscribed equity share capital of the Company by more than 15% of the then issued and subscribed equity shares of the Company.

   b) RESOLVED FURTHER THAT the relevant date for the determination of applicable price for the issue of the QIP Securities shall be the date on which the Board of the Company decide to open the proposed issue, or the date on which the holder of the securities which are convertible into or exchangeable with equity shares at a later date becomes entitled to apply for the said shares, as the case may be ("Relevant Date").

   c) RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document.

   d) RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed of by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in accordance with the provisions of law.

   e) RESOLVED FURTHER THAT the issue to the holders of the Securities with equity shares underlying such Securities shall be inter alia, subject to suitable adjustment in the number of shares, the price and the time period etc., in the event of any change in the equity capital structure of the Company consequent upon any merger, amalgamation, takeover or any other re-organisation or restructuring in the Company.

   f) RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion, deem necessary or desirable for such purpose, including without limitation the entering into of underwriting, marketing and institution/trustees/agents and similar agreements/and to remunerate the Managers, underwriters and all other agencies/intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit.

   g) RESOLVED FURTHER THAT for the purpose aforesaid, the Board be and is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilisation of the

Notice

issue proceeds including but without limitation to the creation of such mortgage/hypothecation/charge on the Company's assets under Section 293(1)(a) of the said Act in respect of the aforesaid Securities either on pari passu basis or otherwise or in the borrowing of loans as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

h) RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or any other Officer(s)/Authorised Representative(s) of the Company to give effect to the aforesaid resolution."

6. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

"RESOLVED THAT pursuant to Sections 198, 309, 310 and all other applicable provisions, if any, of the Companies Act, 1956 (Act) (including any statutory modification or re-enactment thereof, for the time being in force) and subject to all permissions, sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded for the payment of commission upto 3% of the net profits of the Company, every year, computed in the manner specified in the Act, to the Director(s) of the Company who is/are neither in the whole time employment nor managing director(s), in accordance with the provisions of Section 309(4) of the Act, for a period of 5 (five) years from the financial year commencing 1st April, 2011, in such manner and upto such extent as the Board and/or Nomination/Remuneration Committee of the Board may, from time to time, determine.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board and/or Nomination/Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

7. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

"RESOLVED THAT in accordance with the provisions of Sections 198, 269, 387 read with Schedule XIII and all other applicable provisions, if any of the Companies Act, 1956 (Act) (including any statutory modification or re-enactment thereof, for the time being in force), and subject to all such sanctions, as may be necessary, the consent of the Company be and is hereby accorded to the re-appointment of Shri Hasit Shukla as the Manager of the Company for a period of 5 (five) years commencing from 8th February, 2011 on the terms and conditions including remuneration as set out in the Agreement to be entered into between the Company and Shri Hasit Shukla, a draft whereof was placed before this meeting which Agreement is hereby specifically sanctioned with liberty to the Board of Directors (hereinafter referred to as "Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers including powers conferred by this resolution) to alter and vary the terms and conditions including remuneration of the said re-appointment and/or Agreement, as may be agreed to between the Board and Shri Hasit Shukla, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 or any amendments thereto.

RESOLVED FURTHER THAT in the event of loss or inadequacy of profits in any financial year during the currency of tenure of Shri Hasit Shukla, as Manager, the remuneration and perquisites set out as aforesaid be paid or granted to him as minimum remuneration and perquisites, provided that the total remuneration by way of salary, perquisites and other allowances shall not exceed the applicable ceiling limit in terms of Schedule XIII to the said Act as may be amended from time to time or any equivalent statutory re-enactment thereof for the time being in force.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to do all acts, deeds, matters and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution."

By Order of the Board of Directors

Hasit Shukla
President, Company Secretary and Manager

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

15th May, 2010

Notes

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll, instead of herself/himself and the proxy need not be a Member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the Meeting.**
2. Corporate Members are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the Meeting.
3. Members/proxies should fill-in the attendance slip for attending the Meeting and bring their attendance slip alongwith their copy of the Annual Report to the Meeting.
4. In case of joint holders attending the meeting, only such joint holder, who is higher in the order of names, will be entitled to vote.
5. Members who hold share(s) in electronic form are requested to write their Client ID and DP ID numbers and those who hold share(s) in physical form are requested to write their folio number in the Attendance Slip for attending the Meeting to facilitate identification of membership at the Meeting.
6. Relevant documents referred to in the accompanying Notice are open for inspection by the members at the Registered Office of the Company on all working days, except Saturday between 11.00 a.m. and 1.00 p.m. up to the date of the Meeting. The certificate from the Auditors of the Company in terms of the

SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 for the Company's ESOS Plans will be available for inspection at the Meeting.

7. a. The Company's Register of Members and Transfer Books will remain closed from Wednesday, the 15th September, 2010 to Tuesday, the 28th September, 2010 (both days inclusive) for determining the names of Members eligible for dividend, if approved, on equity shares for the year ended 31st March, 2010. In respect of shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the depositories for this purpose.

   b. The dividend on equity shares, as recommended by the Board of Directors, if declared at the meeting, will be paid after the meeting.

   c. Members may please note that the dividend warrants shall be payable at par at the designated branches of the bank for an initial period of three months only. Thereafter, the dividend warrants on revalidation shall be payable only at limited centers/branches of the said bank. The members are therefore, advised to encash dividend warrants within the initial validity period.

8. Non-resident Indian Members are requested to inform Karvy Computershare Private Limited immediately on :

   a. the change in the residential status on return to India for permanent settlement.

   b. the particulars of the bank accounts maintained in India with complete name of Bank, branch, account type, account number and address of the bank, if not furnished earlier.

9. Re-appointment of Director: At the ensuing Annual General Meeting, Shri Deepak Shourie, Director, retires by rotation and being eligible, offers himself for reappointment. The details pertaining to Shri Deepak Shourie as required to be provided pursuant to Clause 49 of the listing agreement are furnished in the Corporate Governance Report forming part of this Annual Report.

10. Members are advised to refer to the section titled "Investor Information" provided in this Annual Report.

11. Pursuant to Circular No. SEBI/CFD/DIL/LA/2/2007/26/4 dated 26th April, 2007, issued by the Securities and Exchange Board of India, the statement containing the salient features of Balance sheet, profit and loss account and auditors report (Abridged Financial Statements), is sent to the members, along with the Abridged Consolidated Financial Statements. Any member interested in obtaining a copy of the full Annual Report may write to the Registrar and Transfer Agent of the Company.

12. An explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 relating to the Special Business to be transacted at the meeting is annexed hereto.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 to the accompanying Notice dated 15th May, 2010.

Item No. 5 Issue of equity shares to the Qualified Institutional Buyers.

The Company, in order to enhance its global competitiveness, and the ability to compete with the peer group in domestic and international markets, needs to strengthen its financial position and net worth by augmenting long term resources.

For this purpose and for general corporate purposes as may be decided by the Board from time to time, it is proposed to seek the enabling authorisation of the members of the Company to the Board of Directors (Board), without the need of any further approval from the Members, to undertake the Qualified Institutional Placement ("QIP") with the Qualified Institutional Buyers ("QIB"), in accordance with the provisions of Chapter VIII of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009 ("SEBI ICDR"), as set out in the Resolution at item No. 5.

Pursuant to the above, the Board may, in one or more tranches, issue and allot equity shares/fully convertible debentures/partly convertible debentures/non convertible debentures with warrants/ any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board but not later than 60 months from the date of allotment (collectively referred to as "QIP Securities" or "Securities").

The said QIP by the Board shall be subject to the provisions of the SEBI ICDR (as amended from time to time) including the pricing, which will not be less than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchanges during the two weeks preceding the Relevant Date. The Relevant Date for the determination of applicable price for the issue of the QIP Securities shall be the date of the meeting in which the Board of the Company decide to open the proposed issue or in case of securities which are convertible into or exchangeable with equity shares at a later date, the date on which the holder of such securities becomes entitled to apply for the said shares, as the case may be. For reasons aforesaid, an enabling resolution is therefore proposed to be passed to give adequate flexibility and discretion to the Board to finalise the terms of the issue. The equity shares issued pursuant to the offering would be listed on the Indian stock exchanges.

The proposed issue of Securities as above may be made in one or more tranches such that the Securities to be issued shall not result in increasing the then issued and subscribed equity shares of the Company by more than 15% of the then issued and subscribed equity shares of the Company.

The Securities issued under QIP issue pursuant to offer may, if necessary, be secured by way of mortgage/hypothecation on the Company's assets as may be finalised by the Board of Directors in consultation with the Security Holders/Trustees in favour of Security Holders/Trustees for the holders of the said securities. As the documents to be executed between the security holders/trustees for the holders of the said securities and the Company may contain the power to take over the assets or undertaking or management of the Company in certain events, enabling approval is also sought under Section 293 (1) (a) of the Companies Act, 1956.

Section 81(1A) of the Companies Act, 1956 and Listing Agreement entered with the Stock Exchanges, provide, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid-up on those shares as of that date unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities, in consultation with the Lead Managers, Legal Advisors and other intermediaries and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue, keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines.

The Board of Directors accordingly recommends the resolution set out at Item No. 5 of the accompanying Notice for the approval of the Members.

None of the Directors and Manager of the Company is, in any way, concerned or interested in the said resolution, except to the extent of their shareholding, if any.

Item No. 6 Payment of Commission to Non-Executive Directors.

The shareholders, through Postal Ballot, result of which was declared on 31st March, 2006 had approved payment of commission upto 3% p.a. to non executive directors, who are not in the full time employment of the Company, under the provisions of Section 309(4) of the Companies Act, 1956 (Act), computed in the manner specified in the Act, for a period of 5 (five) years from the financial year commencing 1st April, 2006. The Company had obtained approval from the Central Government vide letter No. 12/256/2007-CL.VII dated 19th April, 2007 for payment of Commission to non executive directors upto a limit of 3% of the profits of the Company per year for a period of 5 years from the financial year commencing 1st April, 2006 i.e. upto financial year ending 31st March, 2011.

The Chairman and the non executive Directors are required to devote more time and attention, more so with the requirements of the revised Corporate Governance Policies. The Board therefore recognises the need to suitably remunerate the Director(s) of the Company, who are neither in the whole time employment nor managing director(s) with such commission based on the net profits of the Company.

As per provisions of Section 309 of the Act, a company can pay Commission to the Directors who are neither in the whole time employment of the company nor Managing Director upto a ceiling of 1%, if the company has a managing or whole time director or manager, or 3%, if the company has no managing or whole time director or manager, of the net profits of the company, every year, computed in the manner specified in the Act. The company has appointed a Manager. The company can pay remuneration exceeding 1% or 3% of its net profits, or such other limit as may be approved by the Central Government.

The quantum of the said commission will be apportioned amongst the non executive Directors commensurate with their respective performance, which will be adjudged by the Nomination/ Remuneration Committee of the Board, based on predefined qualitative and quantitative parameters.

The Board of Directors accordingly recommends the resolution set out at Item No.6 of the accompanying Notice for the approval of the Members.

All Directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time. Manager of the Company is not, in any way concerned or interested in the said resolution.

Item No. 7 Re-appointment of Manager.

Shri Hasit Shukla was appointed as the Manager of the Company for a period of 5 (five) years commencing from 8th February, 2006, i.e. upto 7th February, 2011 as approved by the members through Postal Ballot, result of which was declared on 31st March, 2006.

The Nomination/Remuneration Committee and the Board of Directors of the Company at their meetings held on 15th May, 2010, have, subject to the approval of the Members in General Meeting and the Central Government, if required, reappointed Shri Hasit Shukla as the Manager of the Company for a period of 5 (five) years commencing from 8th February, 2011 on the remuneration determined by the Nomination/Remuneration Committee/Board of Directors. Shri Hasit Shukla aged 47 years is commerce and law graduate and a fellow member of the Institute of Company Secretaries of India. He has over 27 years experience in corporate secretarial, legal, finance and managerial functions. He is also the Company Secretary and Compliance Officer of the Company.

The remuneration payable to and the terms of appointment of Shri Hasit Shukla as the Manager of the Company during the tenure of his appointment will comprise of salary, allowances and the other perquisites, the aggregate monetary value of such salary, allowances and perquisites being limited to Rs.92.23 lakh (Rupees ninety two lakh twenty three thousand only) per annum plus discretionary Bonus not exceeding in any year the annual remuneration for that year with an equivalent increment as may be decided by the Board/ Nomination/Remuneration Committee from time to time.

The perquisites and allowances payable to Shri Hasit Shukla will include Company owned/Leased Accommodation (furnished or otherwise) or House Rent allowance in lieu thereof, house maintenance allowance together with reimbursement of expenses and/or allowances for utilisation of gas, electricity, water, furnishing and repairs, medical reimbursements, leave travel concession for self and his family including dependants; medical insurance and such other perquisites and/or allowances within the amount specified above. The said perquisites and allowances shall be evaluated, wherever applicable, as per the Income Tax Act, 1961 or any Rules made thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force). However Company's contribution to Provident Fund, Superannuation or Annuity Fund to the extent these singly or together are not taxable under the Income Tax Act, 1961 and Gratuity payable and encashment of leave at the end of the tenure, as per the rules of the Company, shall not be included in the computation of limits for the remuneration.

The terms and conditions setout for appointment and payment of remuneration herein and/or in the agreement may be altered and varied from time to time by the Board/Nomination/ Remuneration Committee as it may, at its discretion, deem fit within the overall ceiling fixed herein.

The Board/Nomination/Remuneration Committee is entitled to revise the salary, allowances and perquisites payable to the Manager of the Company at any time, such that the overall remuneration payable shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956.

Shri Hasit Shukla fulfills the conditions for eligibility contained in Part I of Schedule XIII to the Companies Act, 1956. The terms and conditions of appointment and payment of remuneration are set out in the Agreement to be entered into between the Company and Shri Hasit Shukla. Either party may terminate the aforesaid Agreement by giving one month prior notice of termination in writing to the other party.

The draft Agreement to be entered into between the Company and Shri Hasit Shukla is available for inspection at the Registered Office of the Company on all working days except Saturday between 11.00 a.m. and 1.00 p.m. upto the date of the meeting. The terms and condition mentioned herein may also be treated as an abstract under Section 302 of the Companies Act, 1956.

The Board of Directors accordingly recommends the resolution set out at Item No. 7 of the accompanying Notice for the approval of the Members.

Shri Hasit Shukla, Manager may be deemed to be concerned or interested in the resolution. None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

By Order of the Board of Directors

Hasit Shukla
President, Company Secretary and Manager

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

15th May, 2010

Directors' Report

Dear Shareowners,

Your Directors have pleasure in presenting the sixth Annual Report and the audited accounts for the financial year ended 31st March, 2010.

Financial Results

The standalone performance of the Company for the financial year ended 31st March, 2010 is summarised below:

Particulars	**Financial Year ended 31st March, 2010**		* Financial Year ended 31st March, 2009	
	(Rs. in crore)	**US$ in million****	(Rs. in crore)	US$ in million**
Total income	**12,511.72**	**2,771.76**	13,694.66	2,700.05
Gross profit before depreciation, amortisation and exceptional items	**2,149.06**	**476.09**	3,288.75	648.41
Less:				
a. Depreciation and amortisation	**1,511.24**	**334.79**	1,933.51	381.21
b. Exceptional items and other adjustments	**18.35**	**4.07**	(3,459.83)	(682.14)
Profit before tax	**619.47**	**137.23**	4,815.07	949.34
Less: Provision for:				
Current tax	**140.54**	**31.13**	—	—
Fringe benefit tax	**—**	**—**	12.40	2.44
Profit after tax	**478.93**	**106.10**	4,802.67	946.90
Add : Balance brought forward from previous year	**502.75**	**111.37**	4,300.24	847.84
Profit available for appropriation	**981.68**	**217.47**	9,102.91	1,794.74
Appropriations:				
Proposed Dividend on equity shares	**175.44**	**38.87**	—	—
Interim Dividend paid on equity shares	**—**	**—**	165.12	32.56
Dividend Tax	**29.14**	**6.46**	28.06	5.53
Transfer to General Reserve	**40.00**	**8.86**	8,400.00	1,656.15
Transfer to Debenture Redemption Reserve	**74.96**	**16.61**	6.98	1.38
Balance carried to Balance Sheet	**662.14**	**146.67**	502.75	99.12

* Figures of previous year have been regrouped and reclassified, wherever required.

** Exchange Rate Rs. 45.14 = US$ 1 as on 31st March, 2010 (Rs.50.72= US$1 as on 31st March, 2009).

Financial Performance

During the year under review, your Company has earned income of Rs.12,511.72 crore against Rs.13,694.66 crore in the previous year. The Company earned Profit after tax of Rs. 478.93 crore compared to Rs. 4,802.67 crore in the previous year.

Dividend

Your Directors have recommended a dividend of Re. 0.85, (17%) per equity share each of Rs. 5 for the financial year ended 31st March, 2010, which, if approved at the ensuing Annual General Meeting, will be paid to (i) all those equity shareholders whose names appear in the Register of Members as on 14th September, 2010, and (ii) to those whose names appear as beneficial owners, as at the end of the business hours on 14th September, 2010 as furnished by the National Securities Depository Limited and Central Depository Services (India) Limited for the purpose.

The proposed dividend is in accordance with the Company's policy to pay sustainable dividend linked to long term performance, keeping in view the capital needs for the Company's growth plans and the intent to optimal financing of such plans through internal accruals.

Management Discussion and Analysis

Management Discussion and Analysis Report for the year under review as stipulated under Clause 49 of the listing agreement with the Stock Exchanges in India is presented in a separate section forming part of the Annual Report.

The Company has entered into various contracts in the areas of telecom and value added service businesses. While benefits from such contracts will accrue in the future years, their progress is periodically reviewed.

Business Operations

The Company operates on a pan-India basis and offers the full value chain of wireless (CDMA and GSM), wireline, national long distance, international, voice, data, video, Direct-To-Home (DTH) and internet based communications services under various business units organised into three strategic customer-facing business segments; Wireless, Global and Broadband. These strategic business units are supported by passive infrastructure connected to nationwide backbone of Optic Fibre Network fully integrated network operation system and by the largest retail distribution and customer services facilities. The Company also owns through its subsidiaries, a global submarine cable network infrastructure and offers managed services, managed Ethernet and application delivery services.

During the year under review, the Company had crossed the landmark of 100 million wireless customers. The Company ranks among top two wireless operators in the country. The momentous achievement has been attained within seven years of the Company's first launching its pan-India mobile services in 2003, fastest ramp up of mobile customers in the world. With this landmark achievement, the Company becomes the 4th operator in the world to serve over 100 Million customers in a single country.

Schemes of Arrangement

(a) Scheme of Arrangement with Reliance Infratel Limited

In terms of the Scheme of Arrangement between the Company and Reliance Infratel Limited (RITL), a subsidiary of the Company and their respective shareholders and creditors, as sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 18th July, 2009, the Optic Fiber Undertaking of the Company was demerged and vested into RITL with effect from 15th September 2009. The appointed date was 1st April 2008.

(b) Scheme of Amalgamation with Reliance Gateway Net Limited

Reliance Gateway Net Limited (RGNL), a wholly owned subsidiary of the Company amalgamated with the Company w.e.f. 13th July 2009 in terms of the Scheme of Amalgamation sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 3rd July, 2009. The appointed date was 31st March, 2009.

Repurchase of Foreign Currency Convertible Bonds (FCCBs)

During the year under review, the Company had repurchased and cancelled 297 Zero Coupon FCCBs each of US $ 1,00,000 at a discount.

The outstanding FCCBs issued by the Company, if converted into the Equity Shares of the Company, would result in increase to the paid up Equity Share Capital of the Company by 8.91 crore Equity Shares each of Rs.5/-.

Subsidiary Companies

During the year under review, Global Innovative Solutions Private Limited, Reliance WiMax D.R.C. B.V, Reliance WiMax Gambia B.V. Reliance WiMax Mauritius B.V., Reliance WiMax Mozambique B.V, Reliance WiMax Niger B.V., Reliance WiMax Zambia B.V., Access Bissau LDA became the subsidiaries of the Company.

During the year under review, Reliance Mobile Limited and Vanco (India) Private Limited ceased to be subsidiaries of the Company.

In terms of the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Auditors of the subsidiaries have not been attached with the Balance Sheet of the Company. However, these documents will be made available upon request by any member of the Company. As directed by the Central Government, the financial data of the subsidiaries have been furnished under 'Financial Information of Subsidiary Companies', which forms part of the Annual Report. The annual accounts of the Company including that of subsidiaries will be kept for inspection by any member. Further, pursuant to Accounting Standard (AS) -21 prescribed under the Companies (Accounting Standards) Rules, 2006, Consolidated Financial Statements presented by the Company include financial information of subsidiary Companies.

Employee Stock Option Scheme

During the year under review, the Company has not granted any Options to the employees of the Company. Employees Stock Option Scheme (ESOS) was approved and implemented by the Company and Options were granted to employees under ESOS Plan 2008 and Plan 2009 in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the SEBI Guidelines').

The particulars as required under Clause 12 of SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 are as follows:

Particulars	ESOS Plan 2008	ESOS Plan 2009
a) Total Options granted	1,49,91,185 Options	1,32,17,975 Options
b) No of Options surrendered	1,32,17,975 Options	Nil
c) Pricing formula decided by ESOS Compensation Committee	Market Price or such other price as Board / Committee may determine. Different Exercise price may apply to different Plan(s).	Average of the weekly high and low of the closing price of the equity share of the Company at National Stock Exchange of India Limited during two weeks preceding the date of Grant i.e. 16th January 2009.
d) Options vested	16,07,320 Options	1,12,78,995 Options
e) Options exercised	Nil	Nil
f) Total number of equity shares arising as a result of exercise of Options	Subject to Option(s) exercised by the employees, not exceeding 16,07,320 Equity Shares.	Subject to Option(s) exercised by the employees, not exceeding 1,32,17,975 Equity Shares.
g) Options lapsed during the year	4,85,109 Options	19,55,780 Options
h) Variation of terms of Options	None	None
i) Money realised by exercise of Options during the year	Nil	Nil
j) Total number of Options in force at the end of the year	11,22,211 Options	93,23,215 Options

Particulars	ESOS Plan 2008	ESOS Plan 2009
k) Employee wise details of Options granted to: i. Senior managerial personnel (i.e. Managing Director/Whole-time Director/ Manager)	Nil	Shri Hasit Shukla, President, Company Secretary and Manager 1,00,000 Options.
ii. Employee who receives grant in any one year of option amounting to 5% or more of option granted during the year	Nil	Nil
iii. Identified employees who were granted options, during any one year equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant	Nil	Nil
l) Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20	N.A. There would not be any fresh issue of equity shares of the Company upon exercise of Options by employees	N.A. There would not be any fresh issue of equity shares of the Company upon exercise of Options by employees
m) The difference between employee compensation cost using intrinsic value method and fair value of the Options and impact of this difference on		
Profits	Rs. 3.56 crore	Rs. 12.26 crore
EPS of the Company	Rs. 2.22	Rs. 2.22
n) Weighted- average exercise prices of Options granted during the year where exercise price is less than market price.	Nil	Nil
o) Weighted- average fair values of Options granted during the year where exercise price is less than market price.	Nil	Nil
p) Significant assumptions made in computation of fair value	base: Black Scholes model	
(i) risk-free interest rate,	8.01% p.a.	8.12% p.a.
(ii) expected life,	8 years	9 years
(iii) expected volatility,	56.26%	56.26%
(iv) expected dividends (yield), and	0.47%	0.47%
(v) the price of the underlying share in market at the time of option grant.	Rs. 541.15 per share	Rs. 174 per share

The Company has received a certificate from the auditors of the Company that the ESOS Plan 2008 and 2009 has been implemented in accordance with the Guidelines and as per the resolution passed by the members of the Company authorising issuance of ESOS.

Fixed Deposits

The Company has not accepted any fixed deposit during the year under review.

Directors

In terms of the provisions of the Companies Act, 1956, Shri Deepak Shourie, Director of the Company retires by rotation and being eligible, offers himself for re-appointment at the ensuing Annual General Meeting.

A brief resume of the Director retiring by rotation at the ensuing Annual General Meeting, nature of expertise in specific functional areas and names of companies in which he holds directorship and/or membership/chairmanships of Committees of the Board, as stipulated under Clause 49 of the listing agreement with the Stock Exchanges in India, is given in the section on Corporate Governance forming part of the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirements under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement, it is hereby confirmed that:

i. in the preparation of the annual accounts for financial year ended 31st March, 2010, the applicable Accounting Standards have been followed along with proper explanation relating to material departures;

ii. the Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st March, 2010 and of the profit of the Company for the year under review;

iii. the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv. the Directors had prepared the annual accounts for financial year ended 31st March, 2010 on a 'going concern' basis.

Group

Pursuant to intimation received from the Promoters, the names of the Promoters and entities comprising 'Group' as defined under the Monopolies and Restrictive Trade Practices Act, 1969 are disclosed in the Annual Report for the purpose of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Consolidated Financial Statements

The Audited Consolidated Financial Statements, based on the financial statements received from subsidiaries and associates, as approved by their respective Board of Directors have been prepared in accordance with Accounting Standard (AS) -21 on 'Consolidated Financial Statements' read with Accounting Standard (AS) -23 on 'Accounting for Investments in Associates', notified under Section 211(3C) of the Companies Act, 1956 read with the Companies (Accounting Standards) Rules, 2006, as applicable.

Auditors and Auditors' Report

M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, as Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment.

The Company has received letters from M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956, and that they are not disqualified for such appointment within the meaning of Section 226 of the Companies Act, 1956.

The observations and comments given by Auditors in this report read together with notes to Accounts are self explanatory and hence do not call for any further comments under Section 217 of the Companies Act, 1956.

Particulars of Employees

In terms of the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the Annexure to the Directors' Report. However, having regard to the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

The particulars as required to be disclosed pursuant to Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988, are given in the Annexure – A forming part of this Report.

Corporate Governance

The Company has adopted "Reliance Anil Dhirubhai Ambani Group-Corporate Governance Policies and Code of Conduct" which has set out the systems, process and policies conforming to international standards. The report on Corporate Governance as stipulated under Clause 49 of the listing agreement with the Stock Exchanges, forms part of the Annual Report.

A Certificate from the Auditors of the Company M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, conforming compliance with conditions of Corporate Governance as stipulated under the aforesaid Clause 49, is annexed to this Report.

Acknowledgements

Your Directors would like to express their sincere appreciation of the co-operation and assistance received from shareholders, debentureholder, bankers, regulatory bodies and other business constituents during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the commitment displayed by all executives, officers and staff, resulting in the successful performance of the Company during the year.

For and on behalf of the Board of Directors



Mumbai
15th May, 2010

Anil Dhirubhai Ambani
Chairman

Annexure -A

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Your Company being a telecommunications service provider does not involve in any manufacturing activity, hence the provisions of the Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of the Board of Directors) Rules, 1988, is not applicable.

However, the information as applicable is given hereunder:

(a) **Conservation of Energy:** Company is making all efforts to conserve energy. The Company monitors energy costs and periodically reviews the consumption of energy. It also takes appropriate steps to reduce the consumption through efficiency in usage and timely maintenance / installation / upgradation of energy saving devices.

(b) **Technology Absorption:** The Company continuously makes efforts towards research and developmental activities and has been constantly active in harnessing and tapping the latest and best technology in the industry.

(c) **Foreign Exchange Earnings and Outgo:**

Activities related to exports, initiatives taken to increase exports; development of new export markets for products and services; and export plans:

The Company has taken various initiatives for development of export markets for its international telecom services in the countries outside India to increase its foreign exchange earnings.

Total foreign exchange earnings and outgo for the financial year is as follows:

a. Total Foreign Exchange earnings : Rs. 849.14 crore
b. Total Foreign Exchange outgo : Rs. 1,276.17 crore

Management Discussion and Analysis

Forward looking statements

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operations of the Company describing the Company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities laws and regulations. Forward looking statements are based on certain assumptions and expectations of future events.

The Company cannot guarantee that these assumptions and expectations are accurate or will be realised. The Company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the Company's operations include interconnect usage charges, determination of tariff and such other charges and levies by the regulatory authority, changes in government regulations, tax laws, economic developments within the country and such other factors globally.

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of the Companies Act, 1956 (the Act) and comply with the Accounting Standards notified under Section 211(3C) of the Act read with the Companies (Accounting Standards) Rules, 2006. The management of Reliance Communications Limited ("Reliance Communications" or "RCOM" or "the Company") has used estimates and judgments relating to the financial statements on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the state of affairs and profits for the year.

The following discussions on our financial condition and result of operations should be read together with our audited consolidated financial statements and the notes to these statements included in the Annual Report.

Unless otherwise specified or the context otherwise requires, all references herein to "we", "us", "our", "the Company", "Reliance", "RCOM", "RCOM Group" or "Reliance Communications" are to Reliance Communications Limited and its subsidiaries and associates.

Macro economics

The Indian economy registered buoyant growth in Financial Year 2009-10 after combating severe headwinds caused by the global financial crisis in the previous year. Having regained some of the growth momentum of the earlier 9 per cent plus era, it is now poised to cross the 'double digit growth' barrier. The challenge is to harness this quick economic recovery and focus on the development of rural infrastructure.

There are several factors that underpin the robust performance of the economy in recent times, and augur well for its long-term health. Apart from the impressive recovery in the industrial sector, there has been a significant revival in investment as well as private consumption demand. Favourable capital market conditions, together with improved business sentiment and capital inflows, have also been a cause for optimism. All this has been accompanied by a marked pick-up in corporate earnings and profits.

Given these macro indications, the GDP growth rate may well breach the 10 per cent mark in the near future.

Overall review

RCOM is India's truly integrated and fully converged telecommunications service provider. We operate across the full spectrum of wireless, wireline, voice, data, video and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally. With a customer base of over 109 million (including over 2.5 million overseas retail customers and 2.4 million BigTV DTH customers), RCOM is the world's 4th largest operator in terms of number of customers in a single country. Our corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers. Our enterprise customers include 850 of the top 1000 enterprises in India.

RCOM is India's first telecom service provider offering nationwide CDMA and GSM mobile services with digital voice clarity. Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages.

Our mobile portal, R World, offers the widest range of mobile content spanning e-commerce, m-commerce entertainment, music, news, astrology, cricket, bollywood, maps, search, one-click set-up, access to email and social networking. In short, it provides the full range of communication tools which once fell in the realm of the personal computer, at the price and convenience of a handset.

RCOM owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 277,000 route kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. In India, we provide long distance business services including wholesale voice, bandwidth and infrastructure services. Globally, we provide carrier's carrier voice, carrier's carrier bandwidth, enterprise data and consumer voice services.

RCOM offers the most comprehensive portfolio of enterprise voice, data, video, internet and IT infrastructure services catering to large, medium and small enterprises for their communications, networking and IT infrastructure needs. Our product portfolio includes national and international private leased circuits, broadband internet access, audio solutions including Centrex, toll free services, voice VPN, video conferencing , MPLS-VPN, remote access VPN, Global MPLS VPN managed internet data centre ("IDC") services to name a few. RCOM has the biggest Metro Ethernet network which is now available in 144 cities with about 35,000 Metro Devices in ring architecture thus enabling more than 1 million buildings to provide reliable and scalable bandwidth Metro Ethernet solutions.

RCOM operates nationwide Direct-to-Home satellite TV services under its wholly owned subsidiary, Reliance Big TV Limited (Big TV). Big TV uses state-of-the-art MPEG4 technology to deliver over 230 channels, including 32 exclusive movie channels, to its subscribers. We also deliver high definition content and Dolby digital voice quality to our viewers on this platform to create a highly personalised video experience.

New Initiatives

RCOM redefines industry benchmarks

Earlier this year, in a game changing move, Reliance broke through the clutter of myriad tariffs, with one single rate for all local and STD calls to any mobile or landline network, anytime, anywhere in India, without any conditions or restrictions. Reliance Communications has set a new industry standard, offering unbelievable, never-before prices in a simple and transparent manner.

The 'Simply Reliance Plan' offers three variants to meet the needs of customers with different calling patterns, namely, 50 paise per minute, 1 paise per second and Re.1 per call for duration of 3 minutes across pan India available to all customers, whether existing pre-paid and post-paid or new.

Alliance with Polycom Inc.

RCOM has formed an alliance with Polycom Inc., the global leader in tele-presence, video and voice solutions, to introduce world's first wireless, high-resolution video and CD-quality audio, conferencing service along with simple-to-use content sharing capabilities – at a bandwidth speed of 256 kbps at any place. Using this service, events like live meetings, online education, medical procedures, family events, weddings, parties and ceremonies can be webcasted live by event managers on a pay-per-use basis with a feel real-time, face-to-face visual communication.

Alliance to continue leadership in mobile applications

With the emergence of smart phones and the increased use of mobile internet, the usage is driven by mobile application stores and mobile versions of the popular internet services. RCOM has strategic tie-ups and alliances with more than 350 technology and content partners, various leading M-commerce solutions providers.

M-commerce solution, an emerging area in the mobile space, offers a fast, secure, inter-operable and convenient platform to conclude payment transactions using Reliance Mobile. Reliance subscribers will now be able to transact in secured and Personal Identification Number (PIN) protected environment for insurance services, DTH recharges, movie tickets, books and periodicals, consumer goods, holiday packages as well as bus and train tickets using their Reliance Mobile connection. These services are also available on R World for all GSM customers.

Alliance with Microsoft

RCOM Enterprise Business partnered with Microsoft to combine the power of virtualisation technology and cloud computing and launched "Reliance Cloud Computing Services". This is a hosted infrastructure service for our customers in India to access a variety of enterprise scale IT solutions, business applications and services like server hosting, data storage and archival, ERP and document management. There is a full suite of applications and services based on the cloud computing model. Microsoft's virtualisation and management technologies has helped us in reducing the input costs involved in providing these services, thereby enabling Reliance to pass on the cost benefits to the customers.

Reliance Infratel Limited (RITL) new agreements signed

RITL, during the year under review, signed contracts with all major new and existing operators for providing passive Infrastructure which has been an effective strategy for our customers for cost savings and improved quality of service. Our customers now include the top five telecom operators as well as five new entrant operators.

RITL signed a large bulk IRU lease agreement with Aircel for providing ducts on pan India basis. Additionally, Aircel would take intermediate 'stations' for deployment of their electronics as an add-on co-location service. RITL will also be providing services for blowing the fiber for Aircel.

Reliance Globalcom new agreements signed

In the Carrier Data segment, we signed contracts of over Rs. 500 crore with our existing customer base. We continued to be the preferred service provider to leading global carriers, ISPs and content providers around the world.

In order to sustain our leadership in the global subsea network, we have joined the US$400 million, 8,300 km, 17 Tbps design capacity Singapore - Hong Kong - Japan (SJC) cable system consortium. The SJC cable system is expected to be completed by Q3 2011 and will give us the capability and reach to provide voice, internet and data services to our customers in the South East Asian markets of Indonesia, Singapore and the Philippines.

Last but not least, our Next Generation cable "Hawk" in the Mediterranean between Middle East and Europe remains on track for completion in 2010-11.

Reliance Globalcom retail expansion

The global calling card market is experiencing hyper-competition. We have been able to maintain our margins despite the introduction of disruptive tariffs by other Indian operators both in the US and UK markets. We have focused on delivering more value to our existing base of over 2 million Reliance Global Call customers through event-based campaigns. We have also expanded our network to Ireland, Spain, Austria, Belgium and Netherlands, taking the total number to 16 countries where Reliance Global Call is now present.

We are now engaging more closely with our customers in US, Canada, UK, Australia, New Zealand, Singapore, Malaysia and promoting our brand across local communities and events. This has been well received and will form the basis for the launch of our new services Reliance iCall and Reliance Mind Bridge.

Enterprise

In the Enterprise segment, we signed contracts of over Rs. 575 crore and added more than 80 new logos.

We continue to be preferred by large multinational companies to rollout and manage complex MPLS VPN networks in stiff competition with the Global top four.

We launched Enterprise Global Ethernet or (EGE) in 36 countries. Only a handful of other telcos can offer comparable Ethernet reach at one-stop. This product will help us in addressing the Ethernet services demand from enterprises outside the United States.

We launched a major brand building and advertising campaign in US and Europe. This campaign has further strengthened our market position as an agile, reliable and global service provider.

Industry Structure and Regulatory Developments

Industry Structure

Wireless

The Indian telecom sector continues to demonstrate strong growth in spite of sluggishness in the global economic environment. The total base of landline and wireless subscribers in India has grown to 621.28 million and the tele-density to 52.74 per cent as on 31st March, 2010. The annual growth of 44.58 per cent was primarily driven by rural expansion and the proliferation of affordable devices.

Wireless subscribers reached 584.32 million and wireless tele-density stood at 49.60 per cent.

The share of private sector in wireless connections touched 87.24 per cent as on 31st March 2010.

The year under review witnessed dramatic drop in telecom tariffs. With the launch of services by several new operators in the year, the total number of operators in the market now stands at 15.

The competition caused a further shift with operators focusing on increased value-added and data services to subscribers in the saturated urban markets.

Internet and Broadband

Internet subscribers in India grew moderately to 20.30 million and broadband subscribers to 8.75 million by 31st March, 2010.

Telecom Infrastructure

The demand for telecom infrastructure in India is driven both by the robust growth in the mobile industry as a whole and by the growth in usage in the new semi-urban and rural markets. The industry landscape has changed with the Government issuing over 120 licenses to new operators and the number of players going up from 5-6 per circle to 9-10 in most circles. These new operators have been allotted spectrum in about 18 to 20 circles and some of them have now got joint venture tie-ups with large global players thereby getting the necessary impetus to roll out their services. The roll-out of mobile services by these new players further increases the demand for telecom infrastructure. The telecom infrastructure industry will witness a further significant upside from the 3G /BWA auctions and the network rollout plans of the successful bidders.

The Industry now has about 300,000 towers, with ample opportunities for existing infrastructure providers to offer tower tenancies to new domestic and multinational operators.

Global

Our global business participates in diverse industry segments, viz., (i) global submarine capacity sales (ii) national long distance for voice and data (iii) international voice transit (iv) international retail voice (v) enterprise connectivity and managed services business. A market leader across different segments, we have the largest private submarine cable in the world and the largest NLD network in India. We rank amongst the top 25 largest international voice traffic carriers and have established a strong retail brand in the US. Our global business operates a service delivery platform for internet, data, voice and multimedia communications and is particularly strong in the fast-growing emerging markets of India, China and the Middle East. We have also achieved leadership positions in the developed markets of the US, UK, Western Europe, Australia and Singapore. We are uniquely positioned to provide complete end-to-end solution through our diverse best-in-class product range.

Industry Trends

1. **Sustained High Growth**

   India will continue to be the fastest growing telecom market in the world in terms of the total number of new subscriber additions. This exponential growth phase is expected to last for a few years before the rate of growth starts leveling off.

2. **3G and WiMax Roll-out**

   With 3G and WiMax (BWA) spectrum auctions under progress, there is a great potential for the take-off of data access and broadband services.

3. **Innovations in internet technology**

   Innovations in internet technology will have a material impact on the mobile communications industry.

4. **Rural Penetration**

   Rural coverage will be key to an operator's growth strategy. Rural tele-density is still under 25 per cent with significant growth potential, whereas urban tele-density has already crossed the 100 per cent mark.

5. **Infrastructure sharing**

   There will be a greater potential for tower sharing / outsourcing model with the entry of new telecom players into India and also due to the advent of 3G and WiMax.

6. **Competition**

   There will be fierce competition among existing and new telecom operators, leading to substantial benefits for the subscribers.

Regulatory developments

1. **Dual technology petition quashed by TDSAT**

   TDSAT, on 31st March, 2009, dismissed the petition filed by the Cellular Operators Association of India (COAI) challenging the decision of the Government of India to allow dual technology (CDMA and GSM) services to RCOM and other CDMA operators. The tribunal has also declared that GSM operators have no vested right to get the radio frequency beyond 6.2 MHz. BSNL /MTNL and COAI have challenged the TDSAT order in Supreme Court.

2. **Access Deficit Charges**

   The Telecom Regulatory Authority of India ("TRAI") had abolished Access Deficit Charges ("ADC"), a levy paid by private telecom operators to Bharat Sanchar Nigam limited ("BSNL"). Now all domestic and international calls are free from the incidence of ADC.

   BSNL challenged these ADC amendments before the Telecom Disputes Settlement and Appellate Tribunal ("TDSAT"). The TDSAT had dismissed all the appeals. Appeals have been filed by BSNL before Supreme Court against these orders of the TDSAT. Being statutory appeals these have been admitted by Supreme Court. However, no stay on TDSAT order has been granted.

3. **IUC Regulation of TRAI challenged in TDSAT**

   TRAI had amended the IUC (Interconnect and Usage Charges) regulation by an amendment dated 9th March, 2009. The revised IUC rates had become effective from 1st April, 2009. The regulation was challenged by most of the operators. Hearings in the case have been completed and TDSAT has reserved its judgment.

4. **Launch of Mobile Number Portability (MNP) delayed**

   On 6th May, 2009, the DoT issued an amendment in the licenses of Unified Access Service (UAS), Cellular Mobile Telephone Service (CMTS), National Long Distance (NLD), International Long Distance (ILD) and basic service to facilitate the timely implementation of mobile number portability service in the licensed service area as per the regulations/directions/orders made/ issued by TRAI.

   TRAI notified the Telecommunications Mobile Number Portability Regulations (MNP), 2009 (8 of 2009), detailing the procedure for porting, the rights and obligations of various entities involved and time limits for carrying out Mobile Number Portability. The regulation envisages a maximum time period of 4 days for the completion of porting process in all licensed service areas except in the case of Jammu and Kashmir, Assam and North East, where the maximum time allowed is 12 days.

   TRAI notified the Telecommunication Mobile Number Portability per Port Transaction Charge and Dipping Charge Regulations, 2009 (9 of 2009) and the Telecommunication Tariff (Forty-Ninth Amendment) Order, 2009, to fix various charges for Mobile Number Portability. The porting charge i.e. the amount to be paid by the subscriber shall not be more than the per port transaction charge i.e. Rs. 19/-. The dipping charge has been left to be settled by mutual negotiation between the telecom service providers and the respective MNP service providers.

DoT has notified new dates for implementation of MNP, which is now expected to be implemented by 30th September 2010.

5. **QoS regulation for wireline and Cellular Mobile Telecom services**

TRAI issued revised QoS (Quality of Service) regulation for CMTS and wire line services on 20th March, 2009. The existing benchmarks have been tightened and some of the parameters like service access delay have been done away with. Some new parameters like – BTS accumulated downtime, worst affected BTSs due to downtime, worst affected cells having more than 3 per cent TCH drop - have been added. The benchmark for Call drop ratio has been reduced to 2 from 3 per cent earlier. The revised regulation has come into effect from 1st July, 2009.

6. **Auctioning of 3G and Broadband Wireless Access (BWA) spectrum**

In February 2010, DoT floated a NIA (Notice Inviting Application) to invite potential bidders to apply for 3G and BWA spectrum. The key features of the NIA were as follows:

- The willing applicants to apply before 19th March 2010.
- The e-auction of 3G spectrum to start on 9th April 2010; and the BWA auction to start two days after the completion of the 3G auction.
- The number of slots up for auction to exclude licenses already allotted to BSNL and MTNL.
- Five circles, namely Punjab, West Bengal, Himachal Pradesh, Bihar and Jammu and Kashmir to have 4 slots of 5 MHz each for auction while remaining 17 circles to have 3 slots of 5MHz each for 3G auction. For BWA auction there is one slot across 22 circles.
- A spectrum base price of Rs. 3,500 crore and Rs. 1,750 crore set for one 3G and one BWA slot respectively.
- Letter of Intent to be issued to the successful 3G bidders but they would be able to roll out services only from September, 2010.

7. **Lock-in period of 3 years for promoter's equity**

DoT vide its Circular dated 23rd July, 2009, inter alia provided for a lock-in-period for sale of equity of an entity whose share capital is 10 per cent or more in the UAS licensee company on the effective date of UAS licence and whose net-worth has been taken into consideration for determining the eligibility for grant of UAS license, till completion of three years from the effective date of the UAS licence or till fulfillment of all the rollout obligations, whichever is earlier.

8. **Security clearance for procurement of telecom equipments**

DoT issued a directive to all the Unified Access Service as well as NLD, ILD and ISP licensees on 3rd December 2009. As per the order, prior approval has to be taken from the licensor before procurement of any telecom equipment/software. DoT issued a format for providing the details of the equipments, country of origin, port etc on 25th February 2010. DoT vide its circular dated 18th March, 2010, exempted from security clearances the passive equipments and equipments/ software manufactured in India by Indian controlled manufactures as well as noncore equipments. This created a situation where Licencees have not been able to import network equipment since 3rd December, 2009. AUSPI and COAI have requested DoT to reconsider such arbitrary and unreasonable requirements.

9. **Review of Spectrum Management and license terms and conditions**

DoT has sought TRAI's recommendations on the report of the DoT's Committee on "Allocation of Access (GSM/ CDMA) spectrum and pricing" of May 2009. In addition, DoT has also sought TRAI's recommendations on the terms and conditions of existing UAS/CMTS licence with respect to the duration of licences, auctioning of all spectrums other than 800, 900 and 1800 MHz bands, capping on the number of licences in each service area. To formulate its recommendations and initiate consultation with stakeholders, TRAI issued a Consultation Paper on 16th October, 2009, titled "Overall Spectrum Management and review of the license terms and conditions". The consultation paper covers spectrum and license related issues. The recommendations of TRAI were issued on 11th May 2010.

The key recommendations are as follows:

- Uniform License fee of 6% on all the services including IP1 and ISP license, in a phased manner.
- Removal of Subscriber Linked Criteria for allotment of additional spectrum.
- Roll out criteria for allotment of additional spectrum. The priority for allotment of additional spectrum has also been proposed. As per the recommendation, those who have been allotted the initial spectrum and have applied for allotment of additional spectrum so as to reach contracted spectrum of 6.2 MHz, will be accorded the highest priority in allocation of spectrum.
- Spectrum limits fixed at 10 MHz for GSM and 6.25 MHz for CDMA in Delhi and Mumbai. In rest of India, these limits have been fixed at 8 MHz for GSM and 5 MHz for CDMA technology.
- The operators possessing spectrum more than contracted spectrum of 6.2 MHz will have to pay one time charge based on 3G auction determined price. This charge will be levied for a minimum period of 7 years.
- On merger and acquisition conditions, the merged entity can not have 30% of subscriber market share and revenue market share. The merged entity can retain spectrum up to 14.4 MHz.
- Spectrum trading has not been allowed. However spectrum sharing has been permitted for those who have been allotted spectrum of 4.4 MHz. TRAI has recommended that spectrum sharing should be permitted for a maximum period of 5 years.
- Rebate of 0.5% in USO fund to those who complete 4 year roll out obligations suggested by the TRAI. The USO fund rebate will be 2% for those licensees who cover 100% of the habitations with a population of 500-2000.
- Refarming of 900 MHz band at the time of license renewal. It has been suggested that all the licensees will be allotted spectrum in 1800 MHz on the renewal of their licenses. 900 MHz band should be used for providing 3G services.

DoT will take a final decision on the above recommendation brought out by TRAI.

10. Re-examination of Merger guidelines by TRAI

DoT issued revised guidelines for intra service area merger on 22nd April, 2008. These guidelines have replaced the earlier guidelines issued on 21st February, 2004. The threshold level for any merger to take place has been revised to 40 per cent of revenue market share and subscriber market share. For considering the number of subscribers, wireline and wireless subscribers will be considered separately. The TRAI is re-examined these guidelines and has recommended revising the combine market share limit of the merging entities to 30% of the total market (together for wireline and wireless). The DoT has yet to take final view on TRAI recommendations.

11. Re-verification of Mobile Subscribers

DoT has revised the penalty in case non verification of subscriber. On representation, DoT vide their letter dated 30th September, 2009 has allowed all the operators to re-verify the subscriber from 1st October, 2009 till 31st October, 2010 to avoid penalty.

12. Prepaid services in Jammu and Kashmir (J&K)

DoT had issued a directive in September 2009 for non-continuation of prepaid services in J&K. However, it subsequently allowed prepaid services in the state to be resumed in January 2010, subject to re-verification of existing prepaid customers. For new customers, the verification guidelines have been strengthened. Prepaid services in J&K, North East and Assam are renewed on yearly basis. The renewal of the services is to be done in the month of February every year. Prepaid services have been renewed in these circles till February 2011.

13. TRAI directive on Value Added Services

TRAI had issued a directive on subscription of VAS services on 27th April 2009. As per the directive, any value added service - for example, a Caller Ring Back Tone could be offered to a customer only after receiving a confirmatory SMS from him. However, after representation from the Industry, TRAI simplified this procedure, and vide its directive dated 4th September 2009, permitted the subscription of VAS by pressing `*' and `9' on the handset, thereby making double electronic confirmation.

14. Utilisation of Numbering Resources

The TRAI has initiated discussions to review the current method of allocation and sought suggestions for making more numbers available in the 10 digit format. They are also considering for the long term the feasibility of using 11 digit numbering format.

15. DTH Regulatory and other issues

a. On 17th March, 2009, TRAI released the Telecommunication (Broadcasting and Cable Services) Interconnection (Fifth Amendment) Regulations, 2009, which essentially cover regulatory provisions on non-discriminatory access to content, issues relating to interconnection for addressable platforms and issues relating to registration of interconnection agreement.

b. TDSAT differentiates between whole sale rates of base pack and add-on pack. In its judgment TDSAT has accepted ESPN's contention that 50 per cent discount should be given only when the channel is being viewed by all or at least a majority of the DTH operator's subscriber base.

c. A large number of state governments have started charging or will start charging entertainment tax (Maharashtra, Karnataka, Rajasthan, Bihar, Goa, Assam, UP, Delhi, Uttaranchal, Punjab, MP, Orissa, and Gujarat). Various DTH operators have filed petitions against Entertainment tax such as the petition filled by Bharti and Tata Sky against the levy of Entertainment Tax in the Gujarat and Delhi High Courts.

d. Other operators have also filed a Petition in TDSAT for clarification of the definition of AGR. The operators have contended that certain items which are not related to the provision of DTH service should not be included for the purpose of calculation of AGR for DTH service.

e. TRAI released consultation papers on Tariff related issues in DTH on 24th December, 2009. Individual players have offered their comments on the papers after mutual discussions among all members of the DTH association.

Key Developments in the Company

Wireless business

RCOM achieves a landmark of 100 million customers

Earlier this year, RCOM crossed the 100-million subscriber mark, making it the 2nd largest wireless operator in the country to reach the mark. Remarkably, RCOM reached this milestone within seven years of the launch of its pan-India mobile services, which is the fastest ramp up of mobile customers anywhere in the world. With this landmark achievement, we became the 4th operator in the world to serve over 100 million customers in a single country.

To commemorate the occasion, RCOM launched a 100-day celebration, as part of which a slew of initiatives were announced, including one day of free and unlimited calling on the Reliance network across local, STD and roaming.

Churn

Despite stiff and intensifying competition, the churn in our postpaid CDMA and GSM businesses during the year was one of the lowest in the industry. In addition, our special focus on retaining high value customers yielded significant revenue benefits.

RCOM redefines industry benchmarks: Launches Simply Reliance plans

Reliance pioneered the mobile revolution in 2005 by making the cost of a phone call cheaper than a post card.

The 'Simply Reliance Plan' offers one single rate of 50 paise per minute across 24,000 towns and 600,000 villages, providing seamless and unconditional benefits to all its existing customers, both prepaid and post-paid, as well as the new ones. Subsequently, we expanded the portfolio by offering subscribers the flexibility of usage depending on their requirement - of '1 paisa per second' or '1 rupee per call' tariffs.

RCOM also unveiled two revolutionary tariff plans - 1paisa per SMS or Re.1 for unlimited number of SMSes every day for all mobile customers, regardless of their tariff plans for voice and data services.

GSM - CDMA Integration

As a major step towards business migration of RCOM and RTL for seamless customer service and improved efficiency at Reliance Touch Points, all Customer Services processes and policies were integrated along with system / front end applications. This was further strengthened with RCOM CDMA integration with GSM.

Reliance Netconnect Broadband Plus

During the year, we rolled out CDMA wireless broadband service,

Reliance Netconnect Broadband Plus, India's fastest Wireless internet service. Netconnect Broadband Plus has a downlink speed of upto 3.1 Mbps. This makes Netconnect Broadband+ best suited for video streaming, video surveillance, rich media content and superior internet browsing.

The initial rollout of the Netconnect Broadband+ service consisted of 38 cities including the metros. This was later expanded to 62 cities towards the end of the fiscal year. Netconnect Broadband+ will soon be made available in 60 more cities, all with seamless handover to high speed 1x service across 24,000 towns and 600,000 villages as well as all major road and rail routes, covering over 99 per cent of India's internet population. The Company retails Netconnect Broadband+ in 12,000 IT retail outlets across India as well as 2,300 exclusive Reliance Communication retail stores and nearly 240 Reliance World outlets.

Netconnect Broadband+ is targeting about 6 million road warriors who need internet access on the move with their laptop and about 8 million home PC users who access entertainment and educational content on a daily basis.

Global Business

Reliance Globalcom spearheads the global telecom operations of Reliance Communications. The global business serves over 2,100 enterprises, 200 carriers and 2.5 million retail customers over 160 countries across 5 continents.

Reliance Globalcom brings together the synergies of Reliance Communications Global Business encompassing Enterprise Services, Capacity Sales, Managed Services and a highly successful bouquet of retail products and services comprising of Global Voice, Internet Solutions and Value Added Services.

We own and operate the world's largest private undersea cable system spanning 65,000 kilometers seamlessly integrated with domestic optic fiber running over 190,000 kilometers, providing a robust Global Service Delivery Platform connecting 40 key business markets in India, USA, Europe, the Middle East, and the Asia Pacific region. Our Mediterranean cable system, along with our participation in the Singapore Japan cable system, will give us the distinction of being the foremost private submarine cable systems in the world.

In the voice segment, we offer International Long Distance carriage and termination to other carriers as well as, on an inter segment basis, to other business units of Reliance Communications.

Carrier services

We offer NLD carriage and termination to other carriers and, on an inter-segment basis, to other business units of Reliance Communications. We are the leading provider of international connectivity and data services to telecom operators, content providers and internet communities around the globe.

Enterprise services

We are the leading global Managed Network Services provider serving over 60,000 sites in over 160 countries. We also rank among the top 6 global Ethernet service providers for 2009, and among the top 2 connectivity providers to the world's top exchanges.

Retail services

As part of our retail offering in voice, we offer virtual international calling services to retail customers for calls to 200 international destinations including India under the brand Reliance Global Call. Our retail services are available to customers in several countries including the United States, Canada, the United Kingdom, Australia, New Zealand, Hong Kong and Malaysia. We have over 2.5 million customers for our Reliance Global Call service. The usage of Reliance Global Call accounts for 40 per cent of the total retail market calls from the US to India.

In our International Voice business, our focus has been to increase market share and leverage our network capacity. This market is now served by 13 operators, as a result of which margins are under pressure. However, we have been successful in gaining market share and our total ILD voice traffic has grown more than 30 per cent on a year-on-year basis. We continue to have the largest inbound traffic market share.

Enterprise Broadband

Continuing with our focus on directly connecting buildings in almost 50 cities in India, our Broadband network connected over 1 million buildings.

Our robust nationwide network backbone is continuously controlled and monitored at the National Operating and Control Center (NOCC) located in Mumbai. This NOCC facility is replicated at Hyderabad to guard against any catastrophe as a redundancy measure. We have enhanced our capabilities in the Managed Service Operations Centre (MSOC), which is dedicated towards managing the customers' network. This is poised to help us garner higher market share in the fast growing managed services market.

Infrastructure

Reliance Infratel Limited (RITL), our infrastructure subsidiary, signed contracts during the year with major new and existing operators for providing passive Infrastructure which has proved to be an effective strategy for our customers for cost savings and improved quality of service. Our customers now include the existing top five as well as five new incumbents out of the total of 15 operators in the market.

- Our total tenancy stands at 1.75 per tower, the highest in the Industry.
- RITL now owns 190,000-Km optical fiber network, providing a more economical and better quality link for tenants compared to microwave.
- RCOM's current utilisation of tower slot assets is 40-50 per cent. This gives us significant potential for 3rd party tenants. It also complements our existing passive infrastructure and provides an integrated solution to tenants.
- As such, we offer our customers an extensive and diverse portfolio of well-positioned assets and we believe that our wide and expanding portfolio of tower sites puts us in a unique position to handle the needs of national, regional, local and emerging wireless service providers in India.

Home / DTH

We launched India's fully Digital Home Entertainment Service on the world's most advanced MPEG4 Direct-To-Home (DTH) Platform. Within 90 days of launch, Reliance Big TV Limited (Big TV), the DTH arm of RCOM, acquired 1 million subscribers, the fastest ramp up of subscribers ever achieved by any DTH operator in the world. As on 31st March, 2010, Big TV had 2.4 million customers with a National Market share of over 12 per cent. We are today present across 6,500 towns with a pan-India service and installation network.

The DTH Industry in India added 8 million subscribers in Financial Year 2009-10. There are six players in the industry with an estimated market size of 20 million subscribers and a penetration rate of 20 per cent amongst homes using cable network service.

Reliance Big TV DTH service boasts of over 230 channels, 6 interactive services and a rich bouquet of 'subscription video-on-demand / pay per view' offerings. With its state of the art price packaging models, customer friendly entry/ subscription offers and sustained customer management programs, Reliance Big TV commands one of the highest ARPUs in the Industry.

As we move into our 2nd full year of operations, we have launched the dual-capability HD -DVR set top box across top 100 cities - the only DTH operator in the country to do so. On the cards is a look-and-feel revamp of the platform through a contemporary Graphical User Interface along with the added option of Hindi language. Reliance Big TV was able to secure 2 Transponders on the existing satellite. We plan to add 60 new channels including a rich bouquet of HD channels to the platform. The brand is going for an intensive distribution drive to tap into 15,000 towns nationally.

Opportunities and Challenges

Opportunities

3G Launch: The launch of 3G services will add a fresh impetus to telecom growth in the country. We are proactively getting 3G ready, having committed significant investments in wireless infrastructure IP backhaul and VAS.

Both 3G and BWA technologies will be key to serving the pent-up demand in the underserved broadband market in India. The critical enablers of the migration from narrowband voice to the broadband data market are the availability of both adequate spectrum and low-cost devices. We expect the floodgates to open once these enablers are realised post the spectrum allocation; that is when the process of building India's digital economy will begin in right earnest.

Convergence: Our full fledged convergence model is driven both by technology and demand because, together, they hold the key to the overall success of the value chains built to provide voice, data and video multi-media networks into a single unified packet based multi-services platform.

With the BWA auctions currently in progress, the convergence in service through robust Network will drive the Telecom value chains, and lead to a better utilisation of capacity, greater coverage and improved quality. Our initiatives for Corporate Convergence will activate consolidations, mergers, acquisitions, or collaborations among the operators.

Rural opportunity: The overall tele-density in India has reached around 52.74 per cent. While the urban tele-density has crossed the 100 per cent mark, the rural tele-density is pegged at 22.17 per cent and steadily growing. Indeed, it is the latter which is driving telecom growth in the second phase. Our nationwide network combined with the national distribution framework gives us a unique advantage in tapping this large opportunity.

Dual Technology: While offering dual technology services, we also benefit from the massive network build-out for CDMA and GSM, helping us offer highly attractive tariffs and products, leverage the available capacity and provide multiple choices to subscribers.

We are also continuously aware of the emerging 3G/WiMAX opportunities and the ensuing possible options to evolve our current network assets. We possess a wealth of experience managing large-scale networks with extremely high usage volumes at competitive prices.

Passive Infrastructure: The expected technology rollouts this year were driven by 2G, 3G and BWA needs of the new and existing mobile operators as well as of the ISP operators. This translates into the current demand of nearly 500,000 slots - slated to go up to 700,000 in the next couple of years - for passive infrastructure as well as other services. Our next generation infrastructure is favorably positioned to capture this opportunity.

At RCOM, we approach the market in the telecom infrastructure business with a unified and comprehensive approach covering the entire value chain of telecom infrastructure services, including active and passive infrastructure

Unique Positions in India

- We currently have sites in each of India's 22 circles - a total of 49,300 telecommunication towers as of 31st March, 2010.
- The current average age of our telecommunication towers is 2.8 years.
- All our existing telecommunication towers, unlike some of our competitors, have the unique capacity to host multiple wireless service providers as tenants Our multi-tenancy towers have, on an average, the capacity to host 4 tenants each. As on 31st March, 2010, we had a tenancy rate of 1.75, the highest in the industry. We are in a unique position in the industry to offer more capacity/tenancy to 3rd party operators (existing and new) in the B2B space.
- RITL has the largest fiber transmission network in the country with over 190,000 kms. of national optic fiber network.
- The duct and fiber pair offerings along with passive infrastructure compliments our other offerings of transmission connectivity to sites, bulk bandwidth, carriage, NLD / ILD, co-location of customer electronics in our BSC, internet bandwidth and roaming solutions.
- Our customers have typically opted for 3 - 5 B2B services out of the combined RITL-RCOM portfolio of services.

R World Content: Our Reliance Mobile World (R World) is a virtual one-stop-shop for entertainment, communication, gaming and M-commerce. Thanks to its wide range of applications, it has quickly endeared itself to users from all walks of life. Reliance Mobile World has hundreds of useful applications and over 200,000 content titles which include Mobile TV, videos, cricket updates, music, ringtones, phonebook transfers, back-up service, and other M-commerce services such as mobile banking, bill payments, mobile e-mail and instant messenger, city and TV guides, gas cylinder bookings, Speed Post tracking, Airlines and Railway reservations, examination results and much more.

Global

With RCOM's ownership of Reliance Wimax World (eWave), a pioneer in the global Wimax space, Reliance Globalcom has the capability to launch 4G services in over 50 countries. The acquisition of Vanco Group, enables the company to provide managed services to over 230 countries and territories across the globe.

RTech: Our Information Technology arm, RTech, has 19,000+ person-years of experience across various domains with more than 25 per cent of the team having over 10 years of experience. RTech provides application development and maintenance services, Business Consulting, Telecom Network Products and solutions, ERP Implementation and Development services, Geographic Information services, Business Intelligence and Data Analytics, Knowledge Management, Network and internet Security services, Managed Network and Infrastructure services, Unified Communication and Messaging services and nationwide IT support services.

Retail

The Company has one of the most extensive distribution and

service networks amongst all telecom players in India, consisting of nearly 2,300 Reliance World and Reliance Mobile Stores throughout India equipped to sell wireless handsets and service packages, customer service centers with multilingual capabilities that have over 6,000 agents. In addition, nearly a million retail outlets sell recharges (of which approximately 90 per cent are electronic recharge enabled). The Company also has alliances with banks for providing electronic recharge at 14,000 ATMs.

Our 24 x 7 customer service is further supported by about 10,000 employees, multi-lingual contact centre facilities providing full customer care interface and redressal measures.

Challenges

Entry of many new Operators

The rapid entry of new telecom operators in the market has intensified competition leading to downward pressure on prices. Our well planned capital investments, backed by a world class network, puts us in an enviable position in meeting the emerging competitive challenge in the telecom space.

Entry of Mobile Virtual Network Operator (MVNO)/ Brand franchisees

There is a possibility that the Government may progressively relax MVNO norms. As a result, more players may be able to access the Indian markets through this route. Consequently, these operators may put pressure on tariffs.

Risks and concerns

1. Some of the operating licences are subject to regulatory compliance under the terms and conditions of licences grant over different part of the world. The rules and regulations, issued by the respective government and regulatory authorities, having jurisdiction over the Company's operations and licenses, schedules and obligations require it to meet specified conditions, network build-out requirements and tariff fixation. However, the Company does not perceive any default on this account.
2. Mobile Number Portability (MNP), mandated by DoT, will be implemented on a pan-India basis and could limit the acquisition of new subscribers and the retention of existing ones. This move is bound to be beneficial for congestion free new networks as they can use aggressive pricing strategies to lure existing subscribers.
3. Rapid technological changes may increase competition and render the Company's technologies, products or services obsolete. Our facilities are tuned to next generation latest technology and we do not foresee obsolescence at present.
4. The telecommunication services industry is capital intensive. Capital Expenditure (CAPEX) on adaptation to latest technology may put pressures on deliverables. However, the Company is constantly assessing such technological challenges and taking immediate remedial steps through timely CAPEX plans.
5. The Company faces significant and intense competition in its markets, which could aggravate with the entry of new licensees that may result in decreases in current and potential customers, revenues and profitability. But we remain confident that our competitively priced tariff will continue to attract large volumes of traffic, resulting in better utilisation of network, operating efficiencies and cost benefits.
6. We are subject to market risks from changes in interest and foreign currency exchange rates. In managing exposure to these fluctuations, we may engage in various hedging transactions that have been authorised according to documented internal policies and procedures.

Financial Performance - Overview

The company's financial performance is disclosed in detail under the head 'Financial Performance' in the Directors' Report. The consolidated performance of the Company is given below:

a. Revenues and operating expenses

On a consolidated basis, the Company earned total revenues of Rs. 22,132.28 crore (US$ 4903.03 million). The net profit after tax recorded by the Company was Rs. 4,655 crore (US$ 1,031 million). Our total operating expenditure stood at Rs.14,311.80 crore (US$ 3,170.54 million).

b. Operating profit before finance charges, depreciation and amortisation, exceptional items and provision against fixed assets (EBITDA).

The Company earned EBITDA of Rs.7,820.48 crore (US$ 1,732.49 million). The EBITDA margin for the year was 35.34 per cent.

c. Depreciation and amortisation

The Depreciation and amortisation charges was Rs. 3,746.51 crore (US$ 829.98 million).

d. Profit before tax

The profit before tax was Rs. 5,222.83 crore (US$ 1157.03 million). The provision for taxes was to the tune of Rs. 445.39 crore (US$ 98.67 million). The net profit after tax was Rs. 4,655.00 crore (US$ 1,031.24 million).

e. Balance Sheet

As at 31st March, 2010, the Company had total assets of Rs. 92,568.63 crore (US$ 20,507.01 million). Stakeholders equity was Rs. 43,360.64 crore (US$ 9,605.81 million), while net debt (excluding cash and cash equivalents) was Rs. 24,856.95 crore (US$ 5,506.63 million), giving a net debt to equity ratio of 0.57 times.

Segment Wise

1. Wireless Segment

Customer acquisition

During the year under review the Company added 29.78 million wireless customers (net additions), an increase of 40.98 per cent over the previous year. As on 31st March, 2010, the Company had 102.45 million wireless customers on its network. During the year, we reached out aggressively to rural areas on the back of a major network expansion that contributed substantially to our customer acquisition.

Revenues and profit

The revenues for the financial year ended 31st March, 2010 were Rs. 16,639.61 crore (US$ 3,686.22 million). The EBITDA during the same period was Rs.5,583.12 crore (US$ 1236.85 million), while the EBIT (Earnings before Interest and Tax) was Rs. 3,754.96 crore (US$ 831.85 million).

2. Global Segment

Revenues and profit

The Revenues for the financial year ended 31st March, 2010 in this segment were Rs. 8,318.68 crore (US$ 1,842.86 million). While the EBITDA was Rs. 1,662.68 crore (US$ 368.21 million), the EBIT stood at was Rs. 554.04 crore (US$ 122.74 million).

3. **Enterprise Broadband Segment**

We maintained our position as the premium integrated solutions provider for Corporates in the Broadband segment. Our Enterprise Broadband business maintained its leadership in Centrex, Virtual Private Network and internet Data Centre products and One Office Duo (OOD) voice product.

The Company's Enterprise Broadband segment continued to maintain its growth path and gained significantly during the year even in the midst of aggressive competition in data and voice but particularly the internet bandwidth segment. Of our current portfolio of more than 38 products, our Enterprise Broadband business has not only positioned a larger number of products with top corporates but also increased its share of wallet.

The new products launched during the year included Reverse ITFS, Managed WAN, EWAN, One Office Duo, Global MPLS, and Global Ethernet etc.

Our innovative services assurance model of "TechCheck" continued to gain further impetus during the year in providing pro-active feedback to subscribers on the service levels provided by the Company. Customers have rated our Broadband Products and Services at a high customer satisfaction and delight rating. Our CSAT (Customer Satisfaction) Score increased steadily.

Our Broadband's Business IT Systems are ISO 27001:2005 Certified (an Information Security Management System Standard).

4. **Wireline**

Our Optical Fiber Cable backbone network of 190,000+ route-kms supports seamless last mile Broadband connectivity to over 1 million building across 44 cities.

Our Broadband Access network is one of the largest in the world, having approx. 38,000+ nodes currently.

Customer Base

Our customer acquisition kept momentum with the increase in network coverage during the year. Net additions during the year grew by more than 6 per cent. During the year, the Company acquired close to 85,000 customers, taking the total customer base to 1.47 million.

As the Company's Broadband business is currently serving mainly enterprises, the revenue per line reflects the total portfolio of services and solutions being delivered to customers. Our revenue per line has remained well above industry averages, on account of our mainly enterprise customer base and our successful cross-sell of services to our customers.

Revenues and profit

The revenues for the financial year ended 31st March, 2010 were Rs. 2,838.55 crore (US$ 628.83 million). The EBITDA was Rs. 1,147.43 crore (US$ 254.19 million), while the EBIT (Earnings before Interest and Tax) was Rs. 681.39 crore (US$ 150.95 million).

Strategic Business Units:

Reliance Communications Infrastructure Limited (RCIL)

RCIL provide internet Data Centre (IDC) service facilities to house computer systems and associated components, such as telecommunications and secured storage systems to the user companies from our IDCs located in Mumbai, Bangalore, Hyderabad and Chennai. During the year, we commissioned 2 new IDCs at Chennai and Hyderabad respectively. With this, our IDC capacity has gone up more than 400,000 sq ft, making us the leader in this segment with an estimated market share of close to 60 per cent.

Operations

Revenues and operating expenses

RCIL earned total revenues of Rs. 4,418.89 crore (US$ 978.93 million) during the year as compared to Rs. 4,096.03 crore (US$ 807.58 million) for the previous year. RCIL incurred total operating expenses of Rs. 4,022.58 crore (US$ 891.13 million) as compared to Rs. 3,402.73 crore (US$ 670.89 million) in the previous year.

Net Profit

The net profit after tax recorded by RCIL was Rs. 9.49 crore (US$ 2.10 million) as compared to profit of Rs. 266.18 crore (US$ 52.48 million) in the previous year.

Balance Sheet

As on 31st March, 2010, RCIL had total assets (net) of Rs. 5,165.71 crore (US$ 1144.38 million) and shareholders' fund amounting to Rs. 2,901.71 crore (US$ 642.82 million).

Reliance Telecom Limited (RTL)

RTL, a wholly owned subsidiary of the Company, offers GSM services in Madhya Pradesh, West Bengal, Himachal Pradesh, Orissa, Bihar, Assam, Kolkata and North East service areas.

Operations

During the year, RTL expanded its network, specifically at the areas in the Eastern region.

Revenues and operating expenses

RTL earned total revenues of Rs. 2,279.47 crore (US$ 504.98 million) during the year as compared to Rs. 2,050.83 crore (US$ 404.34 million) in the previous year. RTL incurred total operating expenses of Rs. 1,862.88 crore (US$ 412.69 million) as compared to Rs. 1,507.67crore (US$ 297.25 million) in the previous year.

Net Profit

The net profit after tax recorded by RTL was Rs. 33.28 crore (US$ 7.37 million) as compared to net loss of Rs. 174.29 crore (US$ 34.36 million) in the previous year.

Balance Sheet

As on 31st March, 2010, RTL had total assets (net) of Rs. 6,339.33 crore (US$ 1,404.37 million) and shareholders' fund of Rs. 280.00 crore (US$ 62.03 million).

Reliance Infratel Limited (RITL)

RITL's business is to build, own and operate telecommunication towers, optic fiber cable and other related assets at designated sites and to make available this passive infrastructure on a shared basis to wireless and other communications service providers under long-term contracts. These customers use the space on our telecommunication towers to install their active communication-related equipment to operate their wireless networks. The customers can also use our optic fiber network to connect the sites to their own core network and to ensure connectivity between circles.

We have used the towers for both our CDMA and GSM technology based services as a part of our strategy to provide dual services on a pan India basis. We have 49,300 multi-tenancy towers, with a total capacity of 197,200 slots, the most extensive compared to any other telecom infrastructure provider. We are capable of adding tenancy capability at marginal cost on demand.

Revenues and operating expenses

RITL earned total revenues of Rs. 6,276.74 crore (US$ 1,390.51 million) during the year as compared to Rs. 4,934.00 crore (US$ 972.79 million) in the previous year. The Company incurred total operating expenses of Rs. 2,427.54 crore (US$ 537.78 million) as compared to Rs. 1,553.79 crore (US$ 306.35 million) in the previous year.

Net Profit

The net profit after tax recorded by RITL was Rs. 905.58 crore (US$ 200.62 million) as compared to Rs. 1,685.72 crore (US$ 332.36 million) in the previous year.

Balance Sheet

As at 31st March, 2010, RITL had total assets (net) of Rs. 16,487.52 crore (US$ 3,652.53 million). Shareholders' fund was Rs. 5,164.21 crore (US$ 1,144.05 million).

Outlook

New Horizons for future Growth

India's telecom network is the third largest in the world. Telecommunication activities saw rapid growth in India and the efforts have been made from both governmental and non-governmental organisations to further improve the telecommunication infrastructure. The eventual goal is to foster the development and widespread use of modern telecommunication technologies that will serve all segments of India's culturally diverse society, and to transform it into a country of technologically aware people. The launch of 3G services later this year is likely to reach a size of Rs. 344,921 crore (US$ 76.92 billion) by 2012 at a growth rate of over 26 per cent.

Mission 200 million subscribers

We are extremely well placed to capitalise on the growth opportunities in the converged telecom market supported by our integrated infrastructure and strong focus on quality of services.

Our leadership and strength is supported by

- An upgraded and expanded next generation network based on state-of-the-art technology;
- A strong foray into the rapidly expanding rural market;
- A keen commitment to staying ahead of customer requirements;
- An international presence with owned submarine cable network and gateways;
- Introduction of innovative products and services;
- A sterling track record of growth and execution;
- A focus on optimisation of resources and on building human capital.

Wireless Business

3G Telecom services

The exponential growth of the telecom industry in India has led to the demand for better technology and the next level of service delivery. The advent of 3G services later in the year will add a new dimension to the market, giving us an excellent opportunity to cater our products to the high-value subscribers.

On the downside, the bulk of the subscriber growth in the industry is from low value customers, which is unlikely to translate into major revenue gains for operators. The entry of new players into an already highly competitive market has brought down the pricing, putting pressure on revenue growth.

The urban market in India is now highly saturated, with over 100 per cent penetration. An increasing part of the new subscriber growth is therefore coming from smaller towns/rural areas, with significantly lower revenue contribution. The dual SIM phenomenon is contributing approximately 30-35 per cent of net additions.

Notwithstanding all this, the Indian telecom industry continues to maintain a high growth trajectory. Thanks to the continued outstanding pace of growth, the overall wireless tele-density reached 49.6 per cent as of 31st March, 2010. The subscriber base for wireless services has increased to 584.32 million as on 31st March, 2010.

Most international developed markets have close to 100 per cent penetration and most comparable developing markets currently have penetration levels of 60 per cent – 70 per cent.

In other words, despite the recent upswing, the penetration of mobile services in India continues to be on the lower side, indicating the tremendous future potential for growth.

Value added Services (VAS)

The mobile value added services include, text or SMS, menu based services, downloading of music or ringtones, mobile TV, videos, streaming, sophisticated m-commerce applications etc.

With the introduction of 3G technology, and relative inexpensive feature rich handsets, there will be a marked shift in the structure of the VAS market, with non-SMS VAS services becoming a dominant contributor to revenue.

Global Business

We believe that our strategy to leverage our global terabit network together with leadership in Enterprise solutions is delivering a compelling value proposition to our customers. Our customers are endorsing our strategy through repeat and new business wins. Going forward, we expect continued growth in every segment of Reliance Globalcom's business with the following initiatives:

1. **Focus on managed solutions**

   We continue to enjoy success in retaining our enterprise customers and winning new logos in competitive bidding. As before, the key differentiators are: (i) an owned network connectivity to emerging markets; (ii) proven and trusted rollout expertise; (iii) own portfolio of products to meet enterprise customer needs; and (iv) low cost delivery and operations centre.

   Going forward, we plan to continue expanding on this model and extend our successes in the US, Europe, Middle East and Asia.

2. **Focus on global Ethernet**

   There is currently a strong global demand for Ethernet services and it remains a key area of focus for us. Our advantage in this segment lies in the fact that many of the financial market participants in advanced market of the U.S. are already on our network.

   We plan to keep our competitive edge by investing in higher-than-industry-standard Service Level Agreements and maintaining capacity with owned metro, backhaul and building connectivity.

3. **Ramp up collaboration service**

   We intend to leverage Reliance Global Call's adaptable and extendable portal. The scalability and robustness of the portal makes it easier to manage the expanding customer database. We plan to introduce additional features such as ring back tones, content based services to Reliance Global Call customers.

4. **Leverage existing global service platform and augment it with focused new builds**

   Our highly scalable global network and delivery platform is a key competitive advantage. We intend to leverage this strength to grow our customer base. We plan to target areas of high growth by expanding and deepening the geographic reach of our network and platform through focused new builds, at a low marginal cost.

5. **Focus on customers in underserved emerging markets**

   We aim to exploit the growing demand from enterprises

located in emerging markets for greater connectivity to North America and Europe; particularly in light of the off-shoring of IT and ITES from the developed economies to low-cost destinations.

Enterprise Broadband and Internet Data Centers (IDC)

We are positive about the revenue opportunities in the current financial year. Corporates have started talking about expansion plans and we are well placed to garner a big share of the new demand. Last year, in order to enhance our share in the market, we adopted a new strategy where we formed separate vertical teams to deliver higher value to our customers. This was very well received by our customers, and our vertical team registered some key wins. As a result, we are well poised to get higher revenues from this sector.

Recently, the Small and Medium Business market segment has evolved as a new focus area for us and we are working on expanding our customer base in this segment. We expect this segment to emerge as a growth engines for our business in the future. We are also creating new offerings specifically for the segment and are realigning our sales channels to increase our reach in the segment.

We have recently launched Cloud Computing Services in India on the Microsoft platform. This will offer 'pay as you go' enterprise class IT infrastructure, and also help in reducing the IT management hassles for SMBs. We also plan to expand the portfolio of our IDC-based services and products to be a one-stop shop for enterprise and SMB customers.

Telecom Infrastructure

We are leveraging our extensive capability to offer a wide range of services as an integrated service provider across the whole infrastructure value chain. Our aim is to provide a fast track solution to our clients, both for ongoing expansion of our existing telecom operators and the roll out plans of the new ones.

We have achieved unique position vis-à-vis other infrastructure providers with better quality tower infrastructure, carriage and transport infrastructure along with the unified approach as an integrated service provider.

RITL is best positioned to attract tenants for:

- High quality portfolio, capable of housing 4 tenants;
- With marginal Capex, tower tenant capacity of 4 can be enhanced up to 7 tenants.

Home/DTH Business

As Reliance Big TV moves into its 2nd full year of operations, we have launched the HD -DVR set top box across the top 100 Indian cities – the only DTH operator to offer the dual capability of HD / DVR. We plan to add 60 new channels including a rich bouquet of HD channels to the platform.

Reliance Big TV is also seeking to revamp the look and feel of the advanced MPEG4 platform through a new Graphical User Interface along with the added option of Hindi language.

Adequacy of internal control and Systems

The Company has built adequate systems of internal controls aimed at achieving efficiency in operations, optimum utilisation of resources, effective monitoring and compliance with all applicable laws.

The internal control mechanism comprises of a well-defined organisational structure, documented policy guidelines, pre-determined authority levels and processes commensurate with the level of responsibility.

The Management Audit Team undertakes extensive checks and reviews through external firms of chartered accountants, who provide independent and professional observations. The Audit Committee of the Board reviews major internal audit reports as well as the adequacy of internal controls.

Risk Management Framework

The Company has instituted a self-governed Risk Management framework based on identification of potential risk areas, evaluation of risk intensity, and clear-cut risk mitigation policies, plans and procedures both at the enterprise and operating levels.

The framework seeks to facilitate a common organisational understanding of the exposure to various risks and uncertainties at an early stage, followed by timely and effective mitigation. The Audit Committee of the Board reviews the risk management framework at periodic intervals.

Human resource and employees relations

An online 'Speakup' - Employee engagement survey campaign launched by us received overwhelming response from the employee participants, which demonstrated the feel of the employees towards the management's highly supportive and facilitative approach. The survey aims to enable the Company to identify both its strengths as well as the areas for improvement.

During the year, we introduced several other HR-related initiatives aimed at enhancing productivity, morale and motivation among the employees.

We revisited the organisational structure of the businesses to ensure higher standard of customer delivery and lower cost. High-performing employees with proven management capabilities were considered for key management positions in the organisation.

The existing HR policies were revised with a view to making them more transparent, employee-friendly and objective in line with best Industry practices. These policies and the other HR processes have been automated for employee convenience and ease of administration.

In order to empower our line managers, HR delegation matrix around recruitment, retention etc., were rolled out for higher accountability as well as speedier resolution of issues.

E People Solution – an employee portal was launched for redressing employee queries and grievances in a time bound manner with service level agreements.

During the year Company was successfully able to meet the manpower requirements emerging from our expanding business. The manpower as on 31st March, 2010 was 30,974 across all business.

Information technology

Our IT systems and processes converge across CDMA and GSM technologies providing a seamless customer experience. Every day, we support more than 5 million transactions through 12,000 field and contact center employees. We have built reusable and scalable components that can support over 130 million customers. Our delivery and operational processes are now certified and bench-marked against global standards of CMMI Level 3 and ISO 20000, a unique achievement for any telecom operator in terms of in-sourced IT operations.

Our new secure and unified enterprise-wide collaborative platform, MyWorld has won more than 5 international and local awards for its unique implementation on a Web2.0 infrastructure. MyWorld has been a First-time-right product with 98 per cent employee acceptance. It has enhanced employee productivity by more than 18 per cent within the first 3 months of launch. The value of this platform was that without any additional capex, and simple reorganisation and representation of data and information from different applications and databases, MyWorld completely changed organisation behavior leading to immediate improvement in productivity across all segments of users. It also created a user generated platform that connects on it's own and makes itself relevant to each user in its own way.

RTech, while continuing to service various RCOM business units, also provides application development and maintenance services to Group Companies like Reliance Big Entertainment and Reliance Health. The uniqueness of RTech lies in its project management capabilities, ability to infuse enormous domain knowledge and operational experience with technology and customer focus and operational transparency. These capabilities of RTech have been endorsed by successful external projects in areas of Knowledge Management, Geographical Information Systems, health care applications, Operational Support Systems (OSS) and IT Infrastructure Management.

RTech's transformation into a full blown IT company- through innovation, scale, ingenuity, cost sensitivity and efficiency has been recognised by its peers in the International and Indian IT industry with a slew of awards and accolades including 2010 Gartner Green Data Center Award, SNW Computerworld's Award for Best Practices in Green Computing, Energy Efficiency and the Data Center, CIO 100 Award (4th in a row), CIO 100 Infrastructure Award, CTO Forum's CTO of the year, IDC Enterprise Innovation Award, Pioneer CIO Award and many others. RTech is also the sole representative of the Indian telecom industry on the boards of the Tele Management Forum and the Mobile Marketing Association.

Awards and Recognitions

During the year under review, we won the prestigious Global World Communication Awards 09, held in London. We have won this award in the Best Device Category where we participated with a new network device, developed with CISCO. Our competition in this category, at the final stage was with companies like Juniper and Etisalat. RCom was the only Indian company to win an award at WCA 09.

Reliance Communications' has also won the Frost and Sullivan Market Share Leadership award for "Data Center and Managed Services" category (FY 2009).

We have also won INFOCOMM - CMAI National Telecom Award for the "Largest Telecom Network" category, presented by Secretary, DoT and Chairman, Telecom Commission.

Corporate social responsibility

We continue to strive for sustainability in our operations by promoting the integration of CSR into our business strategy as well as our everyday functioning.

During the year under review, we focused on 6 core areas namely environment, community development, education, women's empowerment, social awareness and health.

CSR Initiatives

Apart from supporting CSR initiatives promoted by Reliance Dhirubhai Ambani Group, our CSR initiatives include the following:

- Organised internal campaigns for voluntary blood donations;
- Launched "Little Genius", an effort aimed at more than 200 schools and 20 orphanages, with a view to providing under-privileged and served children with an opportunity to explore the digital world in India;
- Provided appropriate solutions and communication services to help people in rural areas access information technology by initiating programs like 'e-Shikshit'. Trained 300 rural youth and women members;
- Provided eye care services to more than 4,000 individuals in the rural terrain in Kerala;
- Promoted the cause for a healthy fulfilling life after Cancer by co-organising a walkathon in Delhi wherein, more than 3,500 individuals including cancer survivors participated.
- Extended support and services for rendering operative intervention for 100 children suffering from Cleft lip and Palate from Uttar Pradesh;
- Encouraged employees to support various social endeavours through voluntary work; nearly 1800 employees contributed more than 22,000 man hours.

Auditors' Certificate on Corporate Governance

To,

The Members of Reliance Communications Limited

We have examined the compliance of conditions of Corporate Governance by **Reliance Communications Limited** ('the Company') for the financial year ended on 31st March, 2010, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of the procedures and implementation thereof, adopted by the Company for ensuring compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671
Mumbai
15 May, 2010

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Corporate Governance Report

In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges in India and some of the best practices on Corporate Governance, the report containing the details of governance systems and processes at Reliance Communications Limited is as under:

Reliance Communications Limited has maintained the highest standards of corporate governance principles and best practices by adopting the **"Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct"** as is the norm for all constituent companies in the group. These Policies and Code prescribe a set of systems, processes and principles, which conform to the best international standards and are reviewed periodically to ensure their continuing relevance, effectiveness and responsiveness to the needs of investors both local and global and all other stakeholders.

The Company's philosophy on Corporate Governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations and in all interactions with its stakeholders, including shareholders, employees, the government, lenders and the society. The Company believes that all its operations and actions must serve the underlying goal of enhancing long-term shareholder value. In our commitment to practice sound governance principles, we are guided by the following core principles:

1. **Transparency**

   To maintain the highest standards of transparency in all aspects of our interactions and dealings.

2. **Disclosure**

   To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

3. **Empowerment and accountability**

   To demonstrate the highest levels of personal accountability and to ensure that employees consistently pursue excellence in everything they do.

4. **Compliance**

   To comply with all the laws, rules and regulations applicable to the Company.

5. **Ethical conduct**

   To conduct the affairs of the Company in an ethical manner.

6. **Stakeholders' interest**

   To promote the interests of all stakeholders including customers, shareholders, employees, lenders, vendors and the community.

Governance practices beyond regulatory requirements

Our governance practices go beyond the mere letter of statutory and regulatory requirements. With this in mind, we have formulated a number of policy documents and introduced the following set of governance practices:

A. **Values and commitments**

We have set out and adopted a policy document on 'values and commitments' of Reliance Communications. We believe that any business conduct can be ethical only when it rests on the nine core values viz; honesty, integrity, respect, fairness, purposefulness, trust, responsibility, citizenship and caring.

B. **Code of ethics**

Our policy document on 'code of ethics' demands that our employees conduct the business with impeccable integrity and by excluding any consideration of personal profit or advantage.

C. **Business policy**

Our 'business policies' cover a comprehensive range of issues such as fair market practices, inside information, financial records and accounting integrity, external communication, work ethics, personal conduct, policy on prevention of sexual harassment, health, safety, environment and quality.

D. **Separation of the Board's supervisory role from the executive management**

In line with the best global practices, we have adopted the policy of separating the Board's supervisory role from the executive management. We have also split the posts of Chairman and CEO.

E. **Prohibition of insider trading policy**

This document contains the policy on prohibiting trading in the equity shares of the Company, based on insider or privileged information.

F. **Prevention of sexual harassment**

Our policy on prevention of sexual harassment aims at promoting a productive work environment and protects individual rights against sexual harassment.

G. **Whistle blower policy**

Our Whistle Blower policy encourages disclosure in good faith of any wrongful conduct on a matter of general concern and protects the whistle blower from any adverse personnel action.

H. **Environment policy**

The Company is committed to achieving excellence in environmental performance, preservation and promotion of clean environment. These are the fundamental concern in all our business activities.

I. **Risk management**

Our risk management procedures ensure that the management controls various business related risks through means of a properly defined framework.

J. **Boardroom practices**

i. **Chairman**

In line with the highest global standards of corporate governance, the Board has separated the Chairman's role from that of an executive in managing day-to-day business affairs.

ii. **Board charter**

The Board of Directors has adopted a comprehensive charter, which sets out clear and transparent guidelines on matters relating to the composition of the Board, the scope and function of various Board committees, etc.

iii. **Board committees**

The Board constituted Audit Committee, Nomination/ Remuneration Committee and Shareholders'/ Investors' Grievances Committee. The Board rotates the Chairman of these Committees once in two years.

iv. **Tenure of independent directors**

Tenure of independent directors on the Board of the Company shall not exceed nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

v. **Independent director's interaction with shareholders**

Member(s) of the Shareholders' / Investors' Grievances Committee interact with shareholders on their suggestions and queries, if any, which are forwarded to the Company Secretary.

vi. **Lead independent director**

Recognising the need for a representative and spokesperson for the independent directors, the Board has appointed an independent director as the lead independent director. The lead independent director performs the following roles in addition to the role of a non-executive independent director:

- preside over all executive sessions of the Board's independent directors;
- work closely with the Chairman to finalise the information flow, meeting agenda and meeting schedules;
- liaise between the Chairman and the independent directors on the Board; and
- take a lead role along with the Chairman in the Board evaluation process.

The Board designated Shri A. K. Purwar as the lead independent director. The position of the lead independent director is rotated once in two years.

vii. **Training of Board Members**

The Board members are periodically given formal orientation and training with respect to the Company's vision, strategic direction, core values including ethics, corporate governance practices, financial matters and business operations. The Directors are facilitated to get familiar with the Company's functions at the operational levels. Periodic presentations are made at the Board and Committee Meetings, on business and performance updates of the Company, global business environment, business strategy and risks involved. The Board members are also provided with the necessary documents/brochures, reports and internal policies to enable them to familiarise with the Company's procedures and practices.

Periodic updates and training programs for Board members are also conducted on relevant statutory changes and landmark judicial pronouncements encompassing important laws. In the current year this included seminars on GST, Direct Tax Code, IFRS, Companies Bill, Corporate Governance Guidelines, etc.

viii. **Meeting of independent directors with operating team**

The independent directors of the Company meet in executive sessions with the various operating teams as and when they deem necessary. These discussions may include topics such as, operating policies and procedures, risk management strategies, measures to improve efficiencies, performance and compensation, strategic issues for Board consideration, flow of information to directors, management progression and succession and others as the independent directors may determine. During these executive sessions, the independent directors have access to members of management and other advisors, as the independent directors may determine and deem fit.

ix. **Monitoring of subsidiaries**

The minutes of meetings of Boards of subsidiary companies are periodically placed before the Board of the Company.

x. **Commitment of directors**

The meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the Board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance at the meetings of the Board and its committees.

K. **Governance practices being followed to promote the interests of our stakeholders**

We have introduced several trend setting governance practices to improve stakeholders satisfaction. Some of the major ones among them are:

i. **Customers**

We have taken various customer caring initiatives, which give various services to our subscribers at all times. We also have captive contact centers having one of the largest facilities accommodating approx. 9,500 personnel on round the clock shift basis. In addition to this, we have provided various on line measures on Reliance World platform which also gives ready access to the customers. Our customers can view and pay their bills online and manage their account information online.

ii. **Employees**

In our relentless pursuit of driving 'operational excellence', and our resolve to make Reliance Communications a "Great Place to Work", we focus on evolving efficient and agile organization structures, relentlessly driving capability, leadership and culture building and acquiring, developing and retaining high quality talent. We review and revise our HR policies constantly to align to the Market and Industry benchmarks and making them increasingly transparent and employee-friendly. These policies have been extensively communicated to employees and automated.

We have a dedicated service portal which offers various online HR services and facilities to employees. Some of these facilities are; details of current and past salaries, income-tax computations, attendance and leave management, goal setting with relevant Key Performance Indicators (KPIs), potential assessment module, performance evaluation system, feedback mechanism, reward and recognition policy, grievance redressal system, exit interviews, training and development module, etc.

We regularly conduct an employee engagement survey through an independent external organization aimed to identify the areas of strengths as well as those which need improvement. The results of this survey are communicated to all employees and appropriate action is initiated to enhance employee satisfaction based on their feedback. As a means of providing accelerated career growth to high performing talent, we have a pilot program of assessment centers, wherein employees who have a proven track record are put through a rigorous assessment program for higher role.

We have institutionalised a leadership development process, linked to Reliance DNA & leadership competencies, which identifies high potential talent on a periodic basis and provides necessary learning interventions to help them take on larger responsibilities and roles.

iii. **Shareholders**

The Company recognises the importance of two-way communication with shareholders and of giving a balanced report of results and progress and responds to questions and issues raised in a timely and consistent manner. To ensure this, the Company's corporate website; www.rocm.co.in has information for institutional and retail shareholders alike. Shareholders seeking information may contact the Company directly throughout the year. They also have an opportunity to ask questions in person at the Annual General Meeting. Shareholders can contact RCOM via dedicated shareholders contact points as provided in this report or through any of Investor Service Centers of the Company's Registrars and Transfer Agents spread in more than 80 cities across India, details of which are available on the Company's website.

iv. **Lenders**

The Company has been prompt in honoring all debt obligations to its lenders.

v. **Society**

The Company, in keeping with its Corporate Social Responsibility policy, focuses on healthcare, education, and other social initiatives.

L. **Role of the Company Secretary in Governance Process**

The Company Secretary plays a key role in ensuring that the Board procedures are followed and regularly reviewed. The Company Secretary ensures that all relevant information, details and documents are made available to the directors and senior management for effective decision making at the meetings. The Company Secretary is primarily responsible to ensure compliance with applicable statutory requirements and is the interface between the management and regulatory authorities for governance matters. All the Directors of the Company have access to the advice and services of the Company Secretary.

M. **Independent Statutory Auditors**

The Company's accounts are audited by a panel of 2 leading independent audit firms as follows:

- M/s. B S R & Co., Chartered Accountants.
- M/s. Charturvedi & Shah, Chartered Accountants.

Compliance with the code and rules of Luxembourg Stock Exchange and Singapore Stock Exchange

The Global Depository Receipts (GDR) issued by the Company are listed on the Luxembourg Stock Exchange (LSE). The Company had also issued Zero Coupon Foreign Currency Convertible Bonds, which are listed at Singapore Stock Exchange (SGX). The Company has reviewed the code on corporate governance of LSE and SGX, though the same are not applicable to the Company. However, the Company's corporate governance practices conform to these codes and rules.

Compliance with Clause 49 of the listing agreement

The Company is fully compliant with the mandatory requirements of Clause 49 of the listing agreement formulated by the Securities and Exchange Board of India.

We present our report on compliance of governance conditions specified in Clause 49 of the listing agreement:

I. **Board of Directors**

1. **Board composition – Board strength and representation**

As on 31st March, 2010, the Board consisted of five members. The composition of and the category of directors on the Board of the Company were as under:

Category	Particulars of directors
Promoter, non-executive and non-independent Director	Shri Anil Dhirubhai Ambani, Chairman
Independent Directors	Prof. J. Ramachandran
	Shri S. P. Talwar
	Shri Deepak Shourie
	Shri A. K. Purwar

Notes:

a. None of the director is related to any other director.

b. None of the director has any business relationship with the Company.

c. None of the director has received any loans and advances from the Company during the year.

All the independent Directors of the Company furnish a declaration at the time of their appointment as also annually that they qualify the conditions of their being independent. All such declarations are placed before the Board.

The Company has appointed Shri Hasit Shukla, President and Company Secretary as the Manager of the Company in terms of provisions of the Companies Act, 1956 for a period of five years with effect from 8th February, 2006.

2. **Conduct of Board proceedings**

The day to day business is conducted by the executives and the business heads of the Company under the direction of the Board led by the Chairman. The Board holds minimum four meetings every year to review and discuss the performance of the Company, its future plans, strategies and other pertinent issues relating to the Company.

The Board performs the following specific functions in addition to overseeing the business and the management:

- review, monitor and approve major financial and business strategies and corporate actions;
- assess critical risks facing by the Company – review options for their mitigation;

- provide counsel on the selection, evaluation, development and compensation of senior management;
- ensure that processes are in place for maintaining the integrity of:
  - a) the Company
  - b) the financial statements
  - c) compliance with law
  - d) relationship with all the stakeholders
- delegation of appropriate authority to the senior executives of the Company for effective management of operations.

3. **Board meetings**

The Board held 8 meetings during 2009-10 on 30th April, 2009, 31st July, 2009, 8th August, 2009, 29th August, 2009, 22nd September, 2009, 31st October, 2009, 30th January, 2010 and 6th March, 2010. The maximum time gap between any two meetings was 91 days and the minimum gap was 7 days.

The Board periodically reviews compliance reports of all laws applicable to the Company.

4. **Standards issued by ICSI**

The Institute of Company Secretaries of India (ICSI) has issued various 'Secretarial Standards' on key corporate functions like Board meetings, General meetings, Payment of Dividend, Maintenance of Registers and Records, Minutes of Meetings, Transmission of Shares and Debentures, Passing of Resolutions by Circulation, Affixing of common Seal, Forfeiture of Shares and Board's Report.

Although these standards are not mandatory, the Company adheres to them voluntarily.

5. **Attendance of directors**

The overall attendance of directors was 92.5 per cent.

It is proposed to introduce tele-conferencing and video-conferencing facilities immediately upon amendment to the relevant statutes.

Attendance of directors at the Board meetings held during 2009-2010 and the last Annual General Meeting held on 22nd September, 2009:

Name of the Director	Meetings held during the tenure	Meetings attended	Attendance at the last AGM
Shri Anil Dhirubhai Ambani	8	8	Present
Prof. J. Ramachandran	8	6	Present
Shri S. P. Talwar	8	8	Present
Shri Deepak Shourie	8	8	Present
Shri A. K. Purwar	8	7	Present

6. **Other directorships**

None of the director holds directorships in more than 15 public limited companies.

The details of directorships (calculated as per provisions of Section 275 and 278 of the Companies Act, 1956), Chairmanships and the Committee memberships held by the directors as on 31st March, 2010.

Name of the Director	Number of directorship (including RCOM)	Committee(s)[a] membership[b] (including RCOM)	
		Membership	Chairmanship
Shri Anil Dhirubhai Ambani	7	3	1
Prof. J. Ramachandran	8	7	3
Shri S. P. Talwar	12	10	5
Shri Deepak Shourie	1	2	–
Shri A. K. Purwar	10	6	4

a. The information provided above pertains to the following committees in accordance with the provisions of Clause 49 of the listing agreement:

   i. Audit committee

   ii. Shareholders'/investors' grievances committee

b. Membership of committees includes chairmanship, if any.

7. **Membership of Board committees**

No director holds membership of more than 10 committees of Board nor any director is a chairman of more than 5 committees of Board.

8. **Details of directors**

The abbreviated resumes of all Directors are furnished hereunder:

Shri Anil Dhirubhai Ambani

Regarded as one of the foremost corporate leaders of contemporary India, Shri Anil Dhirubhai Ambani, 51 is the Chairman of Reliance Communications Limited, Reliance Capital Limited, Reliance Infrastructure Limited, Reliance Natural Resources Limited and Reliance Power Limited. He is also on the board of Reliance Infratel Limited and Reliance Anil Dhirubhai Ambani Group Limited. He is the President of the Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar, Gujarat.

He is a member of Shareholders'/Investors' Grievances Committee of the Company.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several path-breaking financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depository receipts, convertibles and bonds. Under his Chairmanship, the constituent companies of the Reliance Anil Dhirubhai Ambani Group have raised nearly US$ 7 billion from global financial markets in a period of less than 3 years.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad.

He is currently a member of:

- Wharton Board of Overseers, The Wharton School, USA
- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Executive Board, Indian School of Business (ISB), Hyderabad.

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha - Upper House, Parliament of India, a position he chose to resign voluntarily on 29th March, 2006.

Select Awards and Achievements

- Awarded by Light Readings as the Person of the Year - 2008 for outstanding achievements in the communication industry.
- Voted 'the Businessman of the Year' in a poll conducted by The Times of India - TNS, December, 2006.
- Voted the 'Best role model' among business leaders in the biannual Mood of the Nation poll conducted by India Today magazine, August 2006.
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards.
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002.
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader in many of its business areas, December, 2001.

Prof. J. Ramachandran

Prof. J. Ramachandran, Director, 53 is the Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered Accountant and Cost Accountant and has obtained his doctorate from the Indian Institute of Management, Ahmedabad.

He is also a director of Reliance Communications Infrastructure Limited, Sasken Communication Technologies Limited, Redington (India) Limited, Bhoruka Power Corporation Limited, Indofil Organic Industries Limited, Tejas Networks Limited and Infotech Enterprises Limited.

He is a member of Audit Committee and Shareholders'/ Investors' Grievances Committee of the Company.

Shri S. P. Talwar

Shri S. P. Talwar, Director, 71 was a former Deputy Governor of Reserve Bank of India. He was also former Chairman-cum-Managing Director of Bank of Baroda, Union Bank of India and Oriental Bank of Commerce. He is graduate in Arts and Law. He is also qualified as CAIIB. He has vast experience in financial services sector in the country.

He is also director of Crompton Greaves Limited, Reliance Communications Infrastructure Limited, Reliance General Insurance Company Limited, Reliance Infratel Limited, Videocon Industries Limited, Reliance Life Insurance Company Limited, AB Hotels Limited, Housing Development and Infrastructure Limited, Kalpataru Power Transmission Limited, Uttam Galva Steels Limited and GTL Infrastructure Limited.

He is a chairman of Audit Committee and member of Shareholders'/ Investors' Grievances Committee of the Company.

Shri Deepak Shourie

Shri Deepak Shourie, Director, 61 is Bachelor of Arts in Economics with Honours and has more than 39 years' exposure with an emphasis on media, consumer goods, and corporate affairs.

He was the Executive Vice President and Managing Director of Discovery Communications of India.

He is a member of Audit Committee and Shareholders'/ Investors' Grievances Committee of the Company.

Shri A. K. Purwar

Shri A. K. Purwar, Director, 64 was the former Chairman and Managing Director of State Bank of India (SBI). He was also former Managing Director of State Bank of Patiala. He is graduated in Commerce and Diploma in Business Administration. Under his leadership, the State Bank of India had taken giant strides in technological innovations, all the 13800+ branches of the SBI were fully computerised by 2004.

He is also Director of Vardhman Textiles Limited, Jindal Steel and Power Limited, Jindal Power Limited, India Infoline Investment Services Limited, Deccan Infrastructure and Land Holdings Limited, Apollo Tyres Limited, Engineers India Limited, IL&FS Renewable Energy Limited and India Infoline Limited. Shri Purwar has been associated with a number of prestigious academic institutions, committees set up by various State and Central Governments and international institutions.

He is a member of Audit Committee and chairman of the Shareholders'/ Investors' Grievances Committee of the Company.

9. **Insurance coverage**

The Company has obtained Directors and Officers liability insurance coverage in respect of any legal action that might be initiated against directors.

II. **Audit Committee**

In terms of Clause 49 of the listing agreement as well as Section 292A of the Companies Act, 1956, the Board has constituted Audit Committee of the Board of Directors at its meeting held on 8th February, 2006. At present, the Committee consists of all the four independent non-executive directors of the Company, viz; Shri S. P. Talwar, Chairman, Prof. J. Ramachandran, Shri Deepak Shourie and Shri A. K. Purwar as members. Shri S. P. Talwar has wide experience on accounting, financial, business policies and taxation issues. All other members of the Committee are financially literate.

The Audit Committee, inter alia advises the management on the areas where systems, processes, measures for controlling and monitoring revenue assurance, internal audit can be improved. The minutes of the meetings of the Audit Committee are placed before the Board. The terms of reference of the Audit Committee are in accordance with all the items listed in Clause 49(II)(D) and (E) of the listing agreement as follows:

i. Overseeing of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible;

ii. Recommending the appointment, reappointment and replacement/removal of statutory auditor and fixation of audit fee;

iii. Approving payment for any other services by statutory auditors;

iv. Reviewing with management the annual financial statements before submission to the Board, focusing primarily on;

   a. Matters required to be included in the Director's Responsibility Statement included in the report of the Board of Directors

   b. Any changes in accounting policies and practices and reasons thereof

   c. Major accounting entries based on exercise of judgment by management

   d. Qualifications in draft audit report

   e. Significant adjustments arising out of audit

   f. Compliance with listing and other legal requirements concerning financial statements

   g. Disclosure of related party transactions

v. Reviewing with the management the quarterly financial statements before submission to the Board for approval;

vi. Reviewing with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or right issue, and making appropriate recommendations to the Board to take up steps in this matter;

vii. Reviewing with the management, the performance of the external and internal auditors, the adequacy of internal control systems;

viii. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit;

ix. Discussion with internal auditors on any significant findings and follow up thereon;

x. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

xi. Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern;

xii. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors;

xiii. To review the functioning of the Whistle Blower mechanism;

xiv. To approve appointment of Chief Financial Officer after assessing qualification, experience, and background etc.

xv. Carrying out all other functions as is mentioned in the terms of reference of the Audit committee;

xvi. Review the following information:

   a. Management Discussion and Analysis of Financial Condition and Results of Operations

   b. Internal audit reports relating to internal control weaknesses

   c. Management letters / letters of internal control weaknesses issued by statutory auditors

   d. Statement of significant related party transactions and

   e. The appointment, removal and terms of remuneration of the Chief internal auditor.

The Audit Committee has the following powers:

i. to investigate any activity within its terms of reference;

ii. to seek any information from any employee;

iii. to obtain outside legal and professional advice;

iv. to secure attendance of outsiders with relevant expertise, if it considers necessary.

Attendance at the meetings of the Audit Committee held during 2009-2010.

The Audit Committee held its meetings on 30th April, 2009, 31st July, 2009, 8th August, 2009, 31st October, 2009 and 30th January, 2010. The maximum gap between any two meetings was 91 days and the minimum gap was 7 days.

Members	Number of Meetings held during the tenure	Number of Meetings attended
Shri S. P. Talwar	5	5
Prof. J. Ramachandran	5	3
Shri Deepak Shourie	5	5
Shri A. K. Purwar	5	5

The Chairman of the Audit Committee was present at the last Annual General Meeting of the Company.

The meetings considered all the points in terms of its reference at periodic intervals.

Shri Hasit Shukla, President, Company Secretary and Manager acts as the Secretary to the Audit Committee.

During the year, the committee discussed with the Company's auditors the overall scope and plans for the independent audit. The Management represented to the committee that the Company's financial statements were prepared in accordance with prevailing laws and regulations. The Committee discussed the Company's audited financial statements, the rationality of significant judgments and the clarity of disclosures in the financial statements. Based on the review and discussions conducted with the Management and the auditors, the audit committee believes that the Company's financial statements are fairly presented in conformity with prevailing laws and regulations in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with the prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company. The committee also reviewed the financial policies of the Company and expressed its satisfaction with the same. The committee, after review expressed, its satisfaction on the independence of both the internal and the statutory auditors.

Based on the committee's discussion with the Management and the auditors and the committee's review of the representations of the Management, the committee has recommended the following to the Board of Directors:

1. The audited annual financial statements of the Company for the year ended March 31, 2010, be accepted by the Board as a true and fair statement of the financial status of the Company.
2. The audited abridged financial statements of the Company for the year ended March 31, 2010, be accepted by the Board as a true and fair statement of the financial status of the Company.
3. The audited consolidated financial statements of the Company and its subsidiaries for the year ended March 31, 2010, be accepted by the Board as a true and fair statement of the financial status.

III. **Nomination / Remuneration Committee**

The Nomination/Remuneration Committee of the Board is constituted to formulate from time to time (a) process for selection and appointment of new directors and succession plans and (b) recommend to the Board from time to time, a compensation structure for directors and the manager. Presently, the Company has no executive director.

The Nomination/Remuneration Committee comprises of five directors i.e. Prof. J. Ramachandran, Chairman, Shri Anil Dhirubhai Ambani, Shri S. P. Talwar, Shri Deepak Shourie and Shri A. K. Purwar as members. During the year, the Nomination/Remuneration Committee met on 30th April, 2009 and 8th August, 2009.

Attendance at the meetings of the Nomination / Remuneration Committee held during 2009-2010.

Members	Number of Meetings held during the year	Number of Meetings attended
Prof. J. Ramachandran	2	1
Shri Anil Dhirubhai Ambani	2	2
Shri S. P. Talwar	2	2
Shri Deepak Shourie	2	2
Shri A. K. Purwar	2	2

Shri Hasit Shukla, President, Company Secretary and Manager acts as the Secretary to the Nomination/Remuneration Committee.

Equity shares held by directors

Number of equity shares held by the non-executive directors in the Company as on 31st March, 2010 are as follows:

Name of Director	No. of equity shares held
Shri Anil Dhirubhai Ambani	18,59,171
Prof. J. Ramachandran	698
Shri S. P. Talwar	Nil
Shri Deepak Shourie	Nil
Shri A. K. Purwar	Nil

Managerial remuneration policy

The Nomination/Remuneration Committee determines and recommends to the Board, the compensation of the Directors and the Manager. The key components of the Company's Remuneration Policy are:

- Compensation will be a major driver of performance.
- Compensation will be competitive and benchmarked with a select group of companies from the service sector.
- Compensation will be transparent, fair and simple to administer.
- Compensation will be fully legal and tax compliant.

The Members had, through Postal Ballot on 31st March, 2006, approved payment of commission to non executive directors, who are not in the whole time employment, upto the limits laid down under the provisions of Section 309(4) of the Companies Act, 1956, computed in the manner specified in the Act. The Company had obtained approval from the Central Government for payment of commission to non executive directors upto a limit of 3% of the profits of the Company each year for a period of 5 years from the financial year commencing 1st April, 2006.

The Board of Directors based on recommendation of Nomination/ Remuneration Committee at their meeting held on 8th August 2009 had approved payment of commission of Rs.60 lacs to the Non Executive Independent Directors of the Company for the year ended 31st March, 2009 based on various parameters, which was paid during the year 2009-10. Shri Anil Dhirubhai Ambani had not taken commission for the year 2008-09.

Criteria for making payments to non-executive directors

The remuneration to non executive directors is benchmarked with the relevant market and performance oriented, balanced between financial and sectoral market, comparative scales, aligned to Corporate goals, role assumed and number of meetings attended.

Details of Sitting fees and Commission paid during the year ended 31st March, 2010:

Name of Director	Commission* (Rs. Lakh)	Sitting Fee (Rs. Lakh)
Shri Anil Dhirubhai Ambani	-	2.80
Prof. J. Ramachandran	15.00	2.60
Shri S. P. Talwar	15.00	3.80
Shri Deepak Shourie	15.00	3.80
Shri A. K. Purwar	15.00	3.60

* Commission paid for the year commencing 1st April, 2008 to 31st March, 2009.

Notes:

a. There were no other pecuniary relationships or transactions of non-executive directors vis-à-vis the Company.

b. Pursuant to the limits approved by the Board, all directors being non executive, are paid sitting fees of Rs. 20,000 for attending each meeting of the Board and its committees.

c. Pursuant to the approval of the Nomination/Remuneration Committee and the Board of Directors, a provision for the payment of remuneration by way of commission of Rs. 60 lacs to the non executive directors for the year ended 31st March, 2010 has been made. The final payment shall be within the overall limits of the profits as approved by the Members and the Central Government in accordance with the provisions of the Companies Act, 1956. The Nomination/ Remuneration Committee and the Board of Directors have also approved, subject to the approval by the shareholders, the reappointment of Shri Hasit Shukla as Manager of the Company for a period of 5 years commencing from February 8, 2011, on the terms and conditions including remuneration as described in the notice convening the ensuing AGM.

IV **Shareholders'/ Investors' Grievances Committee**

The Shareholders'/Investors' Grievances Committee consist of five directors of the Company, viz: Shri A. K. Purwar, Chairman, Shri Anil Dhirubhai Ambani, Shri S. P. Talwar, Prof. J. Ramachandran and Shri Deepak Shourie as members. The Company has appointed M/s. Karvy Computershare Pvt. Ltd. to act as Registrar and Transfer Agent of the Company.

The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with transfer of securities of the Company. The Committee also monitors redressal of investor's grievances. Particulars of investors' grievances received and redressed are furnished in the Investor Information Section of this Report. The Committee oversees performance of the Registrar and Transfer Agents of the Company and recommends measures for overall improvement in the quality of investor services. The Committee also monitors implementation and compliance of the Company's Code of Conduct for Prohibition of Insider Trading in pursuance of SEBI (Prohibition of Insider Trading) Regulations, 1992.

During the year, the Shareholders'/ Investors' Grievances Committee held its meetings on 30th April, 2009, 31st July, 2009, 31st October, 2009 and 30th January, 2010. The maximum gap between any two meetings was 91 days and the minimum gap was 90 days.

Attendance at the meetings of the Shareholders'/ Investors' Grievances Committee held during 2009-2010.

Members	Number of Meetings held during the Year	Number of Meetings attended
Shri A. K. Purwar	4	4
Shri Anil Dhirubhai Ambani	4	4
Prof. J. Ramachandran	4	3
Shri S. P. Talwar	4	4
Shri Deepak Shourie	4	4

Shri Hasit Shukla, President, Company Secretary and Manager acts as the Secretary to the Shareholders'/ Investors' Grievances Committee.

V. **Compliance Officer**

Shri Hasit Shukla, President, Company Secretary and Manager is the Compliance Officer for complying with the requirements of SEBI Regulations and the Listing Agreements with the Stock Exchanges.

The total number of complaints received and replied to the satisfaction of shareholders during the year under review were 249. There were no complaints pending as on 31st March, 2010. The details of period taken for transfer of shares and nature of complaints are furnished in the investor information section of this annual report.

52 requests for transfer of 2,286 shares and 172 requests for dematerialisation of 11,657 shares were pending for approval as on March 31, 2010 which were approved, processed and dispatched on or before 5th April, 2010.

VI. **Employees Stock Option Scheme (ESOS) Compensation Committee**

The ESOS Compensation Committee comprises of four independent directors i.e. Shri S. P. Talwar as the Chairman, Prof. J. Ramachandran, Shri Deepak Shourie and Shri A. K. Purwar as members. Shri Hasit Shukla, President, Company Secretary and Manager acts as the Secretary to the ESOS Compensation Committee.

No meeting of the ESOS Compensation Committee was held during the year.

VII. **Employee Stock Option Scheme**

In order to share the growth in value and reward the employees for having participated in the success of the Company, our Employee Stock Option Scheme (the Scheme) has been implemented by the Company to the eligible employees based on specified criteria, under Employee Stock Option Plans 2008 and 2009.

The Plans are prepared in due compliance of Scheme, Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other applicable laws. The Options were vested at the end of one year from the date of Grant and shall be eligible for exercise up to a period of nine years from the date of Vesting under the Plans.

VIII. **General Body Meetings**

The Company held its last three Annual General Meetings as under:

Year	Location	Date	Time	Whether Special Resolution passed or not
2006-2007 (15 months)	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020	17th July, 2007	11.00 a.m.	No
2007-2008	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.	30th September, 2008	11.00 a.m.	No
2008-2009	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.	22nd September, 2009	11.00 a.m.	No

IX. **Postal Ballot**

During the year, the Company had conducted postal ballot on 28th May, 2009 under the Companies (Passing of Resolution by Postal Ballot) Rules, 2001. Shri Anil Lohia, Chartered Accountant was appointed as the Scrutinizer for overseeing Postal Ballot process.

The following resolution was passed with requisite majority:

Date of declaration of the result of postal ballot	Particulars of special resolution	Percentage of votes cast in favour of resolution
2nd July, 2009	Enabling resolution authorising the Board of Directors of the Company to also issue equity related Security to Qualified Institutional Investors	97.19

The Company had complied with the procedures for Postal Ballot in terms of the provision of Section 192A of the Companies Act, 1956 as well as Companies (Passing of Resolution by Postal Ballot) Rules, 2001, as amended thereto from time to time. None of the Businesses proposed to be transacted in the ensuing Annual General Meeting require passing a special resolution through postal ballot.

X. **Means of communication**

a **Quarterly Results :** Quarterly Results are published in one English daily newspaper circulating in the whole or substantially the whole of India and in one daily Marathi vernacular newspaper and are also posted on the Company's website www.rcom.co.in.

b **Media Releases and Presentations:** Official media releases are sent to the Stock Exchanges before their release to the media for wider dissemination. Presentations made to media, analysts, institutional investors, etc. are posted on the Company's website.

c **Website** : The Company's website contains a separate dedicated section 'Investor Relations'. It contains comprehensive database of information of interest to our investors including the financial results and Annual Report of the Company in a downloadable form, information on dividend declared by the Company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities and the services rendered/ facilities extended by the Company to our investors, in a user-friendly manner.

d **Annual Report :** Annual Report containing, inter alia, Audited Annual Accounts, Consolidated Financial Statements, Directors' Report, Auditors' Report and other important information is circulated to members and others entitled thereto. The Management Discussion and Analysis (MD&A) Report forms part of the Annual Report and is displayed on the Company's website.

e **Chairman's Communique :** Printed copy of the Chairman's Speech is distributed to the shareholders at the Annual General Meeting. The same is also posted on the website of the Company.

f **Corporate Filing and Dissemination System (CFDS):** The CFDS portal jointly owned, managed and maintained by BSE and NSE is a single source to view information filed by listed companies. All disclosures and communications to BSE & NSE are filed electronically through the CFDS portal and hard copies of the said disclosures and correspondence are also filed with the stock exchanges.

g **Unique Investor helpdesk :** Exclusively for investor servicing, the Company has set up a unique investor Help Desk with multiple access modes as under:

Toll free No. (India)	: 1800 4250 999
Telephone Nos.	: +91 40 4433 8100 +91 40 4030 8000
Fax No.	: +91 40 2342 0859
Email	: rcom@karvy.com
Post your request	: http://kcpl.karvy.com/adag

h **Designated Exclusive email-id :** The Company has also designated the email-id rcom.investors@relianceada.com exclusively for investor servicing.

i **Shareholders' Feedback Survey :** The Company is regularly seeks feedback from the shareholders' on their views on various matters relating to investor services and the Annual Report of the Company. The feedback received from the shareholders is placed before the Shareholders' / Investors' Grievance Committee. The feedback survey form has also been posted in the website of the Company, to facilitate their feedback.

XI. **Compliance with other mandatory requirements**

1. **Management Discussion and Analysis**

A Management Discussion and Analysis Report forms part of this Annual Report and includes discussions on various matters specified under Clause 49(IV)(F) of the listing agreement.

2. **Subsidiaries**

Reliance Infratel Limited (RITL) is a material non-listed Indian subsidiary Company in terms of Clause 49 (III) of the listing agreement. Accordingly, Shri S. P. Talwar, Director has been appointed on the Board of RITL. The minutes of the meetings of the Board of Directors of subsidiary companies are placed before the meeting of Board of Directors of the Company and the attention of the directors is drawn to all significant transactions and arrangements entered into by subsidiary companies.

3. **Disclosures**

a. There has been no instance of non-compliance by the Company on any matter related to capital markets during the last three years and hence no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory Authority..

b. **Related party transactions**

During the year 2009-10, no transactions of material nature had been entered into by the Company with the Promoters or Directors or Management, their subsidiaries or their relatives that may have a potential conflict with interest of the Company. The related party transactions with subsidiary companies and others are disclosed in Notes to Accounts.

c. **Accounting treatment**

In the preparation of financial statements, the Company has followed the Accounting Standards as prescribed under Companies (Accounting Standards) Rules, 2006, as applicable. The Accounting Policies followed by the Company to the extent relevant, are set out elsewhere in this Annual Report.

d. **Risk management**

The Company has laid down a robust Risk Management Policy, defining Risk profiles involving Strategic, Technological, Operational, Financial, Organisational, Legal and Regulatory risks within a well defined framework. The Risk Management Policy acts as an enabler of growth for the Company by helping its businesses to identify the inherent risks, assess, evaluate and monitor these risks continuously and undertake effective steps to manage these risks.

A Risk Management Committee (RMC) consisting of senior executives of the company periodically reviews the robustness of the Risk Management Policy. The periodical update on the risk management practices and mitigation plan of the Company and subsidiaries are presented to the Audit Committee and Board of Directors. The Audit Committee and Board periodically review such updates and findings and suggest areas where internal controls and risk management practices can be improved.

e. **Code of conduct**

The Company has adopted the code of conduct and ethics for directors and senior management. The code has been circulated to all the members of the Board and senior management and the same has been put on the Company's website www.rcom.co.in. The Board members and senior management have affirmed their compliance with the code and a declaration signed by the Manager of the Company appointed in terms of the Companies Act, 1956 (i.e. the CEO within the meaning of Clause 49-V of the listing agreement) is given below:

"It is hereby declared that the Company has obtained from all members of the Board and senior management personnel affirmation that they have complied with the code of conduct for directors and senior management of the Company for the year 2009-10".

Hasit Shukla
Manager

f. **CEO and CFO certification**

Shri Hasit Shukla, President, Company Secretary and Manager, being the CEO and Shri Udayan Maroo, the CFO of the Company give certification on financial reporting and internal controls to the Board as required under Clause 49(V) of the Listing Agreement.

g. **Review of Directors' responsibility statement**

The Board in its report have confirmed that the annual accounts for the year ended 31st March, 2010 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

XII. **Policy on insider trading**

The Company has formulated a Code of Conduct for Prevention of Insider Trading (Code) in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. The Board has appointed Shri Hasit Shukla, President, Company Secretary and Manager as the Compliance Officer under the Code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the Code of Conduct under the overall supervision of the Board. The Company's Code, inter alia, prohibits purchase and/or sale of shares of the Company by an insider, while in possession of unpublished Price Sensitive Information in relation to the Company during certain prohibited periods. The Company's updated Code is available on the Company's website.

XIII. **Compliance with non-mandatory requirements**

1. **Tenure of independent directors on the Board**

The tenure of independent directors on the Board of the Company shall not exceed nine years in aggregate.

2. **Nomination / Remuneration Committee**
The Board has set up a Nomination / Remuneration Committee, details whereof are furnished at Sr. No. III of this report.
3. **Shareholders rights**
The quarterly financial results including summary of significant events of relevant period are published in newspapers and hosted on the website of the Company.
4. **Audit qualifications**
Strategic decisions were taken during the year resulting in unqualified financial statements of the Company.
5. **Training of Board members**
A programme has been devised to train Board members in the business model of the Company, risk profile of the business parameters and their responsibilities as directors.
6. **Whistle blower policy**
The Company has formulated a policy to prohibit managerial personnel from taking adverse action against employees, who are disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority. The policy also lays down the mechanism for making enquiry into whistle blower complaint received by the Company.
Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the Audit Committee. Employees knowingly making false allegations of alleged wrongful conduct to the audit committee shall be subject to disciplinary action. No personnel of the Company have been denied access to the grievance redressal mechanism of the Company.

XIV. **Corporate Governance Voluntary Guidelines 2009**

During the year the Ministry of Corporate Affairs, Government of India, has released the "Corporate Governance Voluntary Guidelines 2009". These guidelines are intended to serve as a benchmark for corporates to help them to adopt highest standard of corporate governance. These guidelines do not substitute any extant law or regulation but are essential for voluntary adoption by the corporates. The Company is already in compliance with most of the requirements and has initiated action for appropriate compliance.

XV. **General shareholder information**

The mandatory and various additional information of interest to investors are voluntarily furnished in a separate section on investor information in this annual report.

Auditor's certificate on corporate governance

The Auditors' certificate on compliance of Clause 49 of the listing agreement relating to corporate governance is published elsewhere in this report.

Review of governance practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Communications, as evolved over a period, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to respond to the dynamic needs of our business and ensure that our standards are at par with the globally recognised practices of governance, so as to meet the expectations of all our stakeholders.

Investor Information

Annual General Meeting

The Sixth Annual General Meeting (AGM) of the Company will be held on Tuesday, the 28th day of September, 2010 at 2.00 p.m. or soon after conclusion of the annual general meeting of Reliance Capital Limited convened on the same day, whichever is later, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020.

Financial year of the Company

The financial year of the Company is from 1st April to 31st March each year.

Registrar and Transfer Agent (RTA)

M/s Karvy Computershare Private Limited
Unit: Reliance Communications Limited
Madhura Estate, Municipal No. 1-9/13/C,
Plot No. 13 &13C, Madhapur Village,
Hyderabad 500 081
Andhra Pradesh, India

Shareholders/Investors are requested to forward share transfer documents, dematerialisation requests (through their respective Depository Participant) and other related correspondence directly to M/s. Karvy Computershare Private Limited at the above address for speedy response.

Dividend announcement

The Board of Directors of the Company has recommended a dividend of Re. 0.85 per Equity Share of Rs.5 each i.e. 17% for the financial year ended 31st March, 2010 subject to the approval by shareholders at the ensuing Annual General Meeting. The dividend, if approved will be paid after the meeting.

Book closure dates for the purpose of dividend and AGM

To determine the entitlement of shareholders to receive the dividend, if any, for the financial year ended 31st March 2010, the Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, 15th September, 2010 to Tuesday, 28th September, 2010 (both days inclusive) for the purpose of dividend as well as for the purpose of AGM.

Dividend remittance

Dividend on Equity Shares as recommended by the Directors for the financial year ended 31st March, 2010, when declared at the meeting, will be paid to:

(i) all those equity shareholders whose names appear in the Register of Members as on 14th September, 2010 and
(ii) those whose names as beneficial owners as at the end of business hours on 14th September, 2010, are furnished by the National Securities Depository Limited and Central Depository Services (India) Limited for the purpose.

Modes of payment of Dividend

The Dividend is paid under two modes viz:
(a) National Electronic Clearing Services (NECS)
(b) Physical dispatch of Dividend Warrant

Payment of dividend through National Electronic Clearing Service (NECS) facility

NECS facility is a centralised version of ECS facility. The NECS system takes advantage of the centralised accounting system in banks. Accordingly, the account of a bank that is submitting or receiving payment instructions is debited or credited centrally at Mumbai. The branches participating in NECS can, however, be located anywhere across the length and breadth of the country. NECS has no restriction of centres or of any geographical area inside the country. Presently around 32,000 branches of 114 banks participate in NECS.

Benefits of NECS (payment through electronic facilities)

Shareholders are advised to avail the payment of dividend through NECS, which has the following advantages:

a. Shareholders need not make frequent visits to their bank for depositing the physical paper instruments.

b. Prompt credit to the bank account of the investor through electronic clearing.

c. Fraudulent encashment of warrants is avoided.

d. Exposure to delays / loss in postal service avoided.

e. As there can be no loss in transit of warrants, issue of duplicate warrants is avoided.

How to avail of NECS Facility?

Register NECS Mandate and furnish correct bank account particulars with Company/ Depository Participant

Investors should provide a National Electronic Clearing Service (NECS) mandate to the Company in case of shares held in physical form and ensure that the correct and updated particulars of their bank account are available with the Depository Participant (DP) in case of shares held in demat form. This would facilitate in receiving direct credits of dividends, refunds etc., from companies and avoiding postal delays and loss in transit. The NECS Mandate Form may be downloaded from the Company's website www.rcom.co.in under the section "Investor Relations".

Investors must note that NECS essentially operates on the new and unique bank account number, allotted by banks post implementation of Core Banking Solutions (CBS) for centralised processing of inward instructions and efficiency in handling bulk transactions. In this regard shareholders are requested to furnish the new Bank Account Number allotted by the banks post implementation of CBS, along with a copy of cheque pertaining to the concerned account, to the Registrar and Transfer Agent of the Company in case the shares are held in physical form and to the concerned depository participant in case shares are held in demat form. In case shareholders do not provide their new account number allotted after implementation of CBS, the ECS to their old account may either be rejected or returned.

Payment of dividend through Direct Credit

The Company will be appointing one bank as its Dividend banker for distribution of dividend. The said banker will carry out direct credit to those investors who are maintaining accounts with the said bank, provided the bank account details are registered with the DP for dematerialised shares and / or registered with the Registrar and Transfer Agent prior to the payment of dividend for shares held in physical form.

NECS Facility may be opted out by investors

Investors have a right to opt out from this mode of payment by giving an advance notice of four weeks, prior to payment of dividend, either to the Company's Registrar and Transfer Agent or to the concerned DP, as the case may be.

Company can not take on record the bank details in case of dematerialised shares

As per the Depository Regulations, the Company is obliged to pay dividend on dematerialised shares as per the bank account details furnished by the concerned Depository. Therefore, investors are requested to keep their bank particulars updated with the Depository Participants.

Course of Action in case of Non-receipt of Dividend, Revalidation of Dividend Warrant etc.

Shareholders may write to the Company's Registrar and Transfer Agent, furnishing the particulars of the dividend not received, and quoting the folio number/DPID and Client ID particulars (in case of dematerialised shares). On expiry of the validity period, if the dividend warrant is still shown as unpaid in records of the Company, duplicate warrant will be issued. The Registrar and Transfer Agent would request the concerned shareholder to execute an indemnity before issuing the duplicate warrant. However, duplicate warrants will not be issued against those shares wherein a 'stop transfer indicator' has been instituted either by virtue of a complaint or by law, unless the procedure for releasing the same has been completed.

Shareholders are requested to note that they have to wait till the expiry of the validity of the original warrant before a duplicate warrant is issued to them, since the dividend warrants are payable at par at several centres across the country and the banks do not accept 'stop payment' instructions on the said warrants.

Unclaimed dividend

The Dividend for the following years remaining unclaimed for 7 years from the date of declaration are required to be transferred by the Company to Investor Education and Protection Fund (IEPF) and various dates for the transfer of such amounts are as under

Financial Year	Dividend No.	Date of declaration	Due for transfer on
2006-07	1st	17th July 2007	16th August 2014
2007-08	2nd	30th September 2008	29th October 2015
2008-09	3rd	22nd September 2009	21st October, 2016

Members who have not so far encashed dividend warrant for the aforesaid years are requested to seek issue of duplicate warrant by writing to the Company's Registrar and Transfer Agent, M/s. Karvy Computershare Private Limited, immediately. Members are requested to note that no claims shall lie against the Company or the IEPF in respect of any amounts which were unclaimed and unpaid for a period of seven years from the date that it first became due for payment and no payment shall be made in respect of any such claim.

Nomination facility

Individual shareholders holding physical shares can nominate any person/s for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the Registrar and Share Transfer Agent of the Company or visit the Investor Relations section at our website : www.rcom.co.in.

Share transfer system

Shareholders / Investors are requested to send share transfer related documents directly to our Registrar and Transfer Agent whose address is given elsewhere in this report. The Board has delegated powers to the executives of the Company and RTA to approve transfers/transmission / dematerialisation / rematerialisation. If the transfer documents are in order, the transfer of shares is registered within 7 days of receipt of transfer documents by our RTA.

Odd lot shares scheme for small shareholders

In view of the difficulty experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, Reliance Anil Dhirubhai Ambani Group has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. The scheme has been launched and is available to the shareholders of Reliance Communications Limited, who hold upto 49 shares in physical form. The shareholders who wish to avail the above facility can contact the Registrar and Transfer Agent of the Company.

Group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969)

The following persons constitute the Group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), which exercises, or is established to be in a position to exercise control directly or indirectly, over the Company:

Shri Anil Dhirubhai Ambani, Smt. Tina A. Ambani, Smt. Kokila D Ambani, Shri Jai Anmol Ambani, Master Jai Anshul Ambani, K D Ambani Trust, Fidelity Shares and Securities Private Limited, Gaylord Investments and Trading Private Limited, Guruvas Textiles Private Limited, Hansdhwani Trading Company Private Limited, KDA Enterprises Private Limited, Shreeji Comtrade LLP, Guruvas Commercials LLP, Shrikrishna Tradecom LLP, Lord Comtrade LLP, Krupa Commericals LLP, Reliance Innoventures Private Limited, AAA Enterprises Private Limited, AAA Communication Private Limited, AAA Project Ventures Private Limited, AAA Power Systems (Global) Private Limited, AAA Pivotal Enterprises Private Limited, AAA Infrastructure Consulting & Engineers Private Limited, AAA Entertainment Private Limited, AAA Industries Private Limited, AAA Communication Partners, AAA Enterprises Partners, AAA Project Ventures Partners, AAA Project Ventures Holdings Partners, RCom Holdings Partners, RCap Holdings Partners, RPower Holdings Partners, RInfra Holdings Partners, Reliance Innoventures Partners, Reliance ADA Group Holdings Partners, AAA Global Ventures Private Limited, AAA Corporate Services Private Limited, AAA & Sons Enterprises Private Limited, AAA International Capital Private Limited, AAA Business Machines Private Limited, AAA Infrastructure Finance Management Private Limited, AAA Corporation Private Limited, AAA Facilities Solutions Private Limited, AAA Cap Advisory Services Private Limited, AAA Finance Management Private Limited, AAA Project Finance Management Private Limited, AAA Financial Services Private Limited, AAA Capital Finance Services Private Limited, AAA Resources Private Limited, AAA Home Entertainment Services Private Limited, AAA Micro Services Private Limited, AAA Integrated Services Private Limited, AAA Electrical Power Development Private Limited, Atlanta Advisory Services Private Limited, AAA Industrial Services Private Limited, Standard Management Services Private Limited, AAA Multi-Technologies Private Limited, AAA Software Technologies Private Limited, AAA Technical Services Private Limited, AAA Utility Ventures Private Limited, AAA Infoservices Private Limited, AAA Commercial Enterprises Private Limited, Ace Industrial Services Private Limited, Nationwide Communication Private Limited, Relcom Software Solutions Private Limited, Sealink Engineering Services Private Limited, AAA Capital Consultants Private Limited, Aricent Commercial Services Private Limited, AAA Engineering Services Private Limited, Acerock Infrastructure & Consulting Private Limited, Nationwide Networks Technologies Private Limited, Sealink Infra Technology Private Limited, Ambani Enterprises Private Limited, Dhirubhai Ambani Enterprises Private Limited, Quadro Mercantile Private Limited, AAA Multivision Services Private Limited, Whitehills Mercantile Private Limited, Whitehills Corporate Services Private Limited, Feathertop Corporate Services Private Limited, Alpsoft Techventures Private Limited, AAA Allied Services Private Limited, AAA Advisory Services Private Limited, AAA Infra Advising Services Private Limited, AAA Advertisement Private Limited, Jumbo Mercantile Private Limited, Atlantic Ventures Private Limited, Microtech Development Private Limited, AAA Illuminative Solutions Private Limited, AAA Infrastructure Solutions Private Limited, ADA Enterprises and Ventures Private Limited, Ambani Industries Private Limited, Ambani International Private Limited, Reliance Limited, Reliance India Private Limited, Reliance Enterprises and Ventures Private Limited, Reliance Big Private Limited, Shreenathji Krupa Project Management Private Limited, Shriji Krupa Endeavour Management Private Limited, Solaris Information Technologies Private Limited, Sevenstar Corporate Services Private Limited, Telecom Infrastructure Finance Private Limited, Trans-Pacific Advisory Services Private Limited, Trans-Americas Holdings Private Limited, Trans-Atlantic Holdings Private Limited, Dhwani Enterprises LLP, Reliance ADA Group Trustees Pvt. Ltd., AAA Infrastructure Investments Private Limited, AAA Enterprises and Ventures Private Limited, AAA Telecom Holdings Private Limited, AAA Commercial Enterprises Private Limited, Deltainfra Technology Private Limited, ADAE Global Private Limited, Ikosel Investments Limited, Reliance Anil Dhirubhai Ambani Group (UK) Private Limited, Reliance Anil Dhirubhai Ambani Investments (UK) Limited, Trans-Pacific Holdings Private Limited, Reliance Big Entertainment Private Limited, Big Flicks Private Limited, Big Animation (India) Private Limited, Jump Games Private Limited, ND's Art World Private Limited, Reliance Big Broadcasting Private Limited, Reliance Big News Private Limited, Reliance Entertainment Ventures Private Limited, Zapak Digital Entertainment Limited, Reliance MediaWorks Limited, Digital Media Imaging Limited, Adlabs Distributors and Exhibitors Limited, Big Synergy Media Limited, Reliance Media World Limited, Reliance Capital Limited, Reliance General Insurance Company Limited, Quant Capital Private Limited, Quant Broking Private Limited, Quant Securities Private

Investor Information

Limited, Quant Commodities Private Limited, Quant Commodity Broking Private Limited, Reliance Net Limited, Reliance Land Private Limited, Reliance Infrastructure Limited, Reliance Power Transmission Limited, Reliance Energy Generation Limited, Reliance Energy Limited, Reliance Energy Trading Limited, Reliance Infraprojects Limited, Reliance Cementation Private Limited, Reliance Infraventures Limited, Reliance Property Developers Limited, Reliance Futura Limited, Reliance Prima Limited, Sonata Investments Limited, Reliance Power Limited, Rosa Power Supply Company Limited, Sasan Power Limited, Maharashtra Energy Generation Limited, Vidarbha Industries Power Limited, Chitrangi Power Private Limited, Siyom Hydro Power Private Limited, Tato Hyrdro Power Private Limited, Urthing Sobla Hydro Power Private Limited, Kalai Power Private Limited, Coastal Andhra Power Limited, Maharashtra Energy Generation Infrastructure Limited, Coastal Andhra Power Infrastructure Limited, Sasan Power Infrastructure Limited, Sasan Power Infraventures Private Limited, Reliance Coal Resources Private Limited, Amulin Hydro Power Private Limited, Emini Hydro Power Private Limited, Mihundon Hydro Power Private Limited, Jharkhand Integrated Power Limited, BSES Kerala Power Limited, Reliance Goa and Samalkot Limited, Reliance Power International Sarl, Luxembourg, Reliance Patalganga Power Limited, Bharuch Power Limited, Reliance Natural Resources Limited

The above disclosure has been made, inter alia, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Shareholding Pattern:

Sr No.	Category	As on 31.03.2010 No of Shares	As on 31.03.2010 %	As on 31.03.2009 No. of shares	As on 31.03.2009 %
1	Promoters	**1394920060**	**67.58**	1389861060	67.34
2	Foreign Holdings				
	A. Foreign holdings - GDRs	**12397463**	**0.60**	45123561	2.19
	B. Direct By Foreign Companies	**281474**	**0.01**	281704	0.01
	C. Individual and Others	**14612849**	**0.71**	13175933	0.64
	D. Foreign Institutional Investors	**158680969**	**7.69**	152580857	7.39
	Sub-Total	**185972755**	**9.01**	211162055	10.23
3	Public Financial/ Development Institutions and Central and State Government owned Institutions holdings	**214747801**	**10.40**	197613884	9.57
4	Bank and Mutual Funds	**36405376**	**1.76**	50917674	2.47
5	General Public	**231980889**	**11.25**	214472208	10.39
	Total	**2064026881**	**100.00**	2064026881	100.00

Notes:

a. During the year, Company has repurchased and cancelled 297 Foreign Currency Convertible Bonds of US$ 1,00,000 each issued by the Company. The outstanding Foreign Currency Convertible Bonds issued by the Company, if converted into the Equity Shares of the Company, would result in increase to the paid up Equity Share Capital of the Company by 8,91,38,934 Equity Shares each of Rs.5/-.

b. The outstanding options are 1,04,45,426 options exercisable into equal number of fully paid up Equity Shares of the Company granted to the Eligible employees under ESOS Plan 2008 and 2009.

Distribution of shareholding

Number of Shares	Number of Shareholders as on 31.03.2010		Total Shares as on 31.03.2010		Number of Shareholders as on 31.03.2009		Total Shares on 31.03.2009	
	Number	**%**	**Number**	**%**	**Number**	**%**	**Number**	**%**
Upto 500	2094010	96.81	144780909	7.01	2106667	97.20	137363545	6.66
501 to 5000	65887	3.05	74332430	3.60	58015	2.67	64755953	3.14
5001 to 100000	2702	0.12	42044696	2.04	2393	0.11	38370471	1.85
100001 and above	308	0.01	1802868846	87.35	331	0. 02	1823536912	88.35
Total	**2162907**	**100.00**	**2064026881**	**100.00**	**2167406**	**100.00**	**2064026881**	**100.00**

Investor Information

Investors' grievances attended:

Received from	Received during		Redressed during		Pending as on	
	2009-2010	2008-2009	**2009-2010**	2008-2009	**31.3.2010**	31.3.2009
SEBI	26	23	26	23	Nil	Nil
Stock Exchanges	24	28	24	28	Nil	Nil
NSDL/CDSL	4	9	4	9	Nil	Nil
Direct from investors	195	394	195	394	Nil	Nil
Total	**249**	454	**249**	454	**Nil**	Nil

Analysis of grievances

	2009-2010		2008-2009	
	Numbers	**Percentage**	Numbers	Percentage
Non Receipt of Annual Reports	**7**	**2.81**	10	2.20
Non-receipt of dividend warrants	**185**	**74.30**	386	85.03
Non credit of shares	**0**	**0.00**	3	0.66
Non-receipt of share certificates	**57**	**22.89**	55	12.11
Others	**0**	**0.00**	0	0
Total	**249**	**100.00**	454	100.00

There were no complaint pending as on 31st March, 2010.

Investor's queries/ grievances are normally attended within a period of three days from the date of receipt thereof, except in cases involving external agencies or compliance with longer procedural requirements specified by the authorities concerned. The queries and grievances received correspond to 0.011% of the number of members.

Legal proceedings

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however not of material in nature.

Dematerialisation of shares

The Company has admitted its shares to the depository system of National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for dematerialisation of Shares. The International Securities Identification Number (ISIN) allotted to the Company is INE 330H01018. The equity shares of the Company are compulsorily traded in dematerialised form as mandated by SEBI.

Out of total 206,40,26,881 equity shares, 201,17,31,328 equity shares constituting 97.47% of total equity share capital are held in dematerialised form with NSDL and CDSL as on 31st March, 2010.

Electronic holdings			Physical Holding			Total		
No. of Beneficial Owners	**No. of Shares**	**%**	**No. of Folios**	**No. of Shares**	**%**	**No of Shareholders**	**Total No of Shares**	**%**
1246835	2011731328	97.47	915982	52295553	2.53	2162817	2064026881	100.00

Equity capital build up

Sr No	Date	Particulars	Issue Price	No. of Shares	Cumulative (No. of Shares)
1	16.07.2004	Allotted upon Incorporation	10	10000	10000
2	25.07.2005	Additional issue of shares	10	40000	50000
3	11.08.2005	Sub division equity shares of Rs.10 into Rs.5 per share	N.A	100000	100000
4	27.01.2006	Allotment pursuant to Scheme of Arrangement	N.A	1223130422	1223230422
5	27.01.2006	Cancelled pursuant to Scheme	N.A	(100000)	1223130422
6	14.09.2006	Allotment pursuant to Scheme of Arrangement	N.A	821484568	2044614990
7	18.10.2007 to 31.01.2008	Conversion of FCCBs	480.68/ 661.23	19411891*	2064026881

* Of above 667,090 shares were converted @ Rs. 661.23 on 31-10-2007.

Investor Information

Stock exchange listings

The Company's equity shares are actively traded on the Indian Stock Exchanges.

A. **Stock exchanges on which the shares of the Company are listed**

1. National Stock Exchange of India Limited (NSE)
Exchange Plaza, Plot no. C/1, G Block,
Bandra-Kurla Complex,
Bandra (East), Mumbai 400 051
Telephone : +91 22 2659 8235 / 8236 / 8100 - 8114
Fax : +91 22 2659 8237 - 38
e-mail : cmlist@nse.co.in
Website : www.nseindia.com

2. Bombay Stock Exchange Limited (BSE)
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai 400 001
Telephone : +91 22 2272 1233 - 34
Fax : +91 22 2272 1919
e-mail : corp.relations@bseindia.com
Website : www.bseindia.com

B. **GDRs of the Company are listed on**
Luxembourg Stock Exchange (LSE)
Société de la Bourse de Luxembourg
11, avenue de la Porte-Neuve
L-2227 Luxembourg
Telephone : +352 47 79 36 -1
Fax : +352 47 32 98
e-mail : info@bourse.lu
Website : www.bourse.lu

C. **Zero percent foreign currency convertible bonds are listed on**
Singapore Exchange Securities Trading Limited (SGX-ST)
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804
Telephone : +65 6236 8888
Fax : +65 6236 8888
Website : www.sgx.com

D. **Depository for GDR holders**

1. **Depository**
Deutsche Bank Trust
Company Americas
60, Wall Street, New York - 10005
Telephone : +1 212 250 9100
Fax : +1 212 797 0327

2. **Custodian**
Deutsche Bank AG
Mumbai Branch
222, Kodak House, Post Box No.1142, Fort
Mumbai - 400001

The listing fees payable to BSE and NSE for 2010-11, SGX-ST for 2010 and LSE for 2010 have been paid in full by the Company.

E. **Debt Securities:**
11.20% Secured Redeemable Non-Convertible Debentures of the Company are listed on the Wholesale Debt Market(WDM) Segment of BSE and NSE.

Debenture Trustees :
Axis Trustee Services Limited
Maker Towers, F Wing, 6th Floor,
Cuffe Parade, Colaba
Mumbai – 400 005
Telephone : +91 22 6707 1310
Fax : +91 22 2216 2467

Stock codes

	Physical	Electronic
BSE (Equity shares)	532712	INE330H01018
NSE (Equity shares)	RCOM	INE330H01018
Non convertible Debentures (BSE)	946049	INE330H07015
Non convertible Debentures (NSE)	RCOM19	INE330H07015
Singapore Stock Exchange (FCCBs US$ 1 Billion)	N.A.	XS0286677447
Singapore Stock Exchange (FCCBs US$ 0.5 Billion)	N.A.	XS0249122309

Security codes of GDRs

	Master Rule 144A GDRs	Master Regulation S GDRs
CUSIP	75945T106	75945T205
ISIN	US75945T1060	US75945T2050
Common Code	025317530	025317645

Note: The GDRs are admitted to listing on the official list of the Luxembourg Stock Exchange and trading on the Euro MTF market. The Rule 144A GDRs have been accepted for clearance and settlement through the facilities of DTC, New York. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

An Index Scrip: Equity shares of the Company are included in S & P CNX Nifty index, CNX 100, S&P CNX500 and Futures and Options trading. BSE 30, BSE 100, BSE 200, BSE 500.

Outstanding GDRs of the Company, conversion date and likely impact on equity

Outstanding GDRs as on 31st March, 2010 represent 1,23,97,463 equity shares constituting 0.60% of the paid-up equity share capital of the Company.

Investor Information

Stock price and volume

Month	Bombay Stock Exchange			National Stock Exchange		
	Highest Rs.	Lowest Rs.	Volume Nos.	Highest Rs.	Lowest Rs.	Volume Nos.
April, 2009	232.25	179.95	73498171	232.45	179.90	198669167
May, 2009	322.30	218.95	76099037	324.10	219.45	226266081
June, 2009	349.85	289.90	89405519	350.25	289.45	216777307
July, 2009	298.55	237.05	69613822	298.65	236.75	181292460
August, 2009	289.90	240.25	40913606	290.00	240.20	120747577
September, 2009	311.60	264.00	44276937	312.65	263.80	148375799
October, 2009	318.00	175.95	84001434	318.50	175.85	244546383
November, 2009	179.10	165.90	52502250	179.25	165.80	162331409
December, 2009	185.70	168.80	34960806	185.60	168.90	107387346
January, 2010	191.50	169.85	31294403	191.60	169.80	97377125
February, 2010	173.80	154.90	18569619	173.65	154.70	52291372
March, 2010	170.80	157.45	17138272	171.10	157.50	57429424

Share Price Performance in comparison to broad based indices - BSE Sensex and NSE Nifty


25,000.00
20,000.00
15,000.00
10,000.00
BSE Sensex
300
200
100
0
Share Price
Apr/09
May/09
Jun/09
Jul/09
Aug/09
Sep/09
Oct/09
Nov/09
Dec/09
Jan/10
Feb/10
Mar/10
Month
Sensex
RCOM Share Price


7,000.00
5,500.00
4,000.00
2,500.00
NSE S & P CNX Nifty
300.00
200.00
100.00
Share Price
Apr/09
May/09
Jun/09
Jul/09
Aug/09
Sep/09
Oct/09
Nov/09
Dec/09
Jan/10
Feb/10
Mar/10
Month
Nifty
RCOM Share Price

Depository services

For guidance on depository services, shareholders may write to the Registrar and Transfer Agent (RTA) of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, Telephone : +91 22 2499 4200, Fax: +91 22 2497 2993 / 2497 6351, e-mail: info@nsdl.co.in, website: www.nsdl.com or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 16th Floor, Dalal Street, Mumbai 400023. Telephone: +91 22 2272 3333 Fax: +91 22 2272 3199 / 2072, website: www.cdslindia.com, email: investors@cdslindia.com.

Communication to members

The Quarterly Financial Results of the Company are announced within 45 days of the end of the respective quarter. The Company's Media Releases and details of significant developments are also made available on the Company's website. These are published in leading newspapers, in addition to hosting them on the Company's website: www.rcom.co.in

Secretarial audit for reconciliation of capital

The Securities and Exchange Board of India has directed vide Circular No. D&CC/ FITTC/CIR-16/2002 dated 31st December, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and in physical form with the total issued / paid-up capital.

The said certificate, duly certified by the Chartered Accountants is submitted to the Stock Exchanges where the securities of the Company are listed within 30 days of the end of each quarter and the Certificate is also placed before the Board of Directors of the Company.

Key Financial Reporting Dates for the Financial Year 2010-11

Unaudited results for the first quarter ended 30th June, 2010	: On or before 14th August, 2010
Unaudited results for the second quarter / half year ended 30th September, 2010	: On or before 14th November, 2010
Unaudited results for the third quarter ended 31st December, 2010	: On or before 14th February, 2011
Audited results for the financial year 2010-11	: On or before 31st May, 2011

Investors' correspondence may be addressed to the Compliance Officer of the Company:

Shri Hasit Shukla
President, Company Secretary and Manager
Reliance Communications Limited
H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Mumbai 400 710
Telephone : +91 22 3038 6286 Fax : +91 22 3037 6622 Email : RCOM.investors@relianceada.com

Plant locations

The Company is engaged in the business of providing telecommunications services and as such has no plant.

Auditors' Report

To
the Members of
Reliance Communications Limited

1 We have audited the attached Balance Sheet of Reliance Communications Limited ('the Company') as at 31 March 2010 and also the Profit and Loss Account and the Cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 As required by the Companies (Auditor's Report) Order, 2003 ('the Order') issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in the paragraph 3 above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(e) on the basis of written representations received from the directors of the Company as at 31st March 2010 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March 2010 from being appointed as a director of the Company under clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(f) in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2010;

(ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
15 May, 2010

Annexure to Auditors' Report - 31st March, 2010

With reference to the Annexure referred to in the Auditors' Report to the Members of Reliance Communications Limited ('the Company') on the financial statements for the year ended 31 March 2010, we report the following:

1. (a) The Company is in the process of updating its fixed asset register including, to give effect to the assets transferred on demerger of the Optic fibre undertaking and the passive infrastructure to a subsidiary company.

   (b) We are informed that the Company physically verifies its assets over a three year period, except for base trans-receiver stations. We are informed that these assets are under continuous operational surveillance at National Network Operating Centre and are therefore not separately physically verified. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this policy, the Company has physically verified certain fixed assets during the year.

   (c) Fixed assets disposed off during the year were not substantial and, therefore, do not affect the going concern assumption.

2. (a) The inventory has been physically verified by management during the current year. In our opinion, the frequency of such verification is reasonable.

   (b) The procedures for the physical verification of inventories followed by management are reasonable and adequate in relation to the size of the Company and the nature of its business.

   (c) The Company is maintaining proper records of inventory. Discrepancies identified on physical verification of inventories as compared to book records were not material.

3. The Company has neither granted nor taken any loans, secured or unsecured, to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(iii) of the Order is not applicable.

4. In our opinion, and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories and fixed assets are for the Company's specialised requirements for which suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to the purchase of inventories and fixed assets and with regard to the sale of services. In our opinion, activities of the Company do not involve sale of goods. In our opinion, and according to the information and explanations given to us, there is no continuing failure to correct major weaknesses in the internal control system.

5. In our opinion, and according to the information and explanations given to us, there are no contracts and arrangements the particulars of which need to be entered into the register maintained under section 301 of the Companies Act, 1956.

6. The Company has not accepted any deposits from the public.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 in respect of telecommunication activities and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

9. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Wealth Tax, Income Tax, Service Tax, Customs Duty, Sales Tax, Entry Tax, Employees' State Insurance and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Excise Duty and Investor Education and Protection Fund. There were no dues on account of cess under Section 441A of the Companies Act, 1956 since the date from which the aforesaid section comes into force has not yet been notified by the Central Government. According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Wealth Tax, Income Tax, Service Tax, Customs Duty, Sales Tax, Entry Tax, Employees' State Insurance and other material statutory dues were in arrears as at 31st March 2010 for a period of more than six months from the date they became payable.

   (b) According to the information and explanations given to us, there are no dues of Income Tax, Wealth Tax, Service Tax, Customs Duty, Employees' State Insurance which have not been deposited on account of any dispute. The dues of Excise Duty, Sales Tax and Entry Tax as disclosed below have not been deposited by the Company on account of disputes.

Name of the Statute	Nature of the Dues	Amount (Rs crores)	Period to which the amount relates	Forum where dispute is pending
The Central Excise and Salt Act, 1944	Excise duty	2.08	2002-04	Tribunal
Entry Tax Act, Uttar Pradesh	Entry Tax	0.13	2003-04	Trade Tax Tribunal, Lucknow
Trade Tax Act, Uttar Pradesh	Sales Tax	0.93	2004-05	Trade tax Tribunal, (Appeals)
		10.53	2005-06	Joint Commissioner (Appeals)
		0.24	2003-04	Trade Tax Tribunal, Lucknow

Annexure to Auditors' Report - 31st March, 2010

Name of the Statute	Nature of the Dues	Amount (Rs crores)	Period to which the amount relates	Forum where dispute is pending
Entry Tax Act, Madhya Pradesh	Entry Tax	0.29	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
		0.16	2005-06	Deputy Commissioner of Appeals (Commercial Taxes)
		0.15	2006-07	Deputy Commissioner of Appeals (Commercial Taxes)
Entry Tax Act, Chhattisgarh	Entry Tax	0.09	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
Punjab VAT Act	VAT	0.01	2007-08	Deputy Commissioner (Appeals)
Entry Tax Act, Madhya Pradesh	Entry Tax	0.20	2003-04	Deputy Commissioner (Appeals) (Commercial Taxes)
Entry Tax Act, Chhattisgarh	Entry Tax	0.03	2003-04	Deputy Commissioner (Appeals) (Commercial Taxes)
Entry Tax Act, Chattisgarh	Entry Tax	0.08	2004-05	Assistant Commissioner of Commercial Taxes
		0.09	2005-06	Assistant Commissioner of Commercial Taxes
Uttarakhand VAT Act	VAT	0.01	2005-06	Deputy Commissioner of Commercial Taxes
West Bengal VAT Act	VAT	1.49	2005-06	First appellate authority
		1.80	2006-07	First appellate authority
Entry Tax Act, Rajasthan	Entry tax	0.03	2005-06	Deputy Commissioner of Appeals (Commercial Taxes)
Delhi VAT Act	VAT	36.48	2007-08	Commissioner (Appeals)

10. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.
11. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or debenture holders or to any financial institutions.
12. According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
13. In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.
14. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.
15. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by wholly owned subsidiaries and other companies with whom the Company has business dealings, from banks or financial institutions are not prejudicial to the interest of the Company.
16. In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purpose for which they were raised.
17. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that the funds raised on short-term basis have not been used for long-term investment.
18. The Company has not made any preferential allotment of shares to companies/firms/parties covered in the register maintained under Section 301 of the Companies Act, 1956.
19. According to the information and explanations given to us, the Company has created security in respect of debentures issued.
20. The Company has not raised any money by public issues during the year.
21. According to the information and explanations given to us, no significant fraud on or by the Company, that causes a material misstatement to the financial statements, has been noticed or reported during the year.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
15 May, 2010

Balance Sheet as at 31st March, 2010

(Rs. in crore)

	Schedule		As at 31st March, 2010		As at 31st March, 2009
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	A	1,032.01		1,032.01	
Reserves and Surplus	B	49,466.88	**50,498.89**	50,658.31	51,690.32
Loan Funds					
Secured Loans	C	3,000.00		3,000.00	
Unsecured Loans	D	21,478.28	**24,478.28**	27,903.61	30,903.61
TOTAL			**74,977.17**		82,593.93
APPLICATION OF FUNDS					
Fixed Assets	E				
Gross Block		39,838.17		37,941.15	
Less : Accumulated Depreciation		9,225.69		6,533.38	
Net Block		30,612.48		31,407.77	
Capital Work-in-Progress		1,683.52	**32,296.00**	3,643.86	35,051.63
Investments	F		**31,898.60**		31,364.75
Current Assets, Loans and Advances					
Current Assets	G				
Inventories		298.34		253.14	
Sundry Debtors		1,738.63		1,482.22	
Cash and Bank Balances		82.18		535.15	
Other Current Assets		1,928.72		1,919.38	
		4,047.87		4,189.89	
Loans and Advances	H	15,958.07		21,353.12	
		20,005.94		25,543.01	
Less : Current Liabilities and Provisions	I				
Current Liabilities		5,836.53		5,781.49	
Provisions		3,386.84		3,583.97	
		9,223.37		9,365.46	
Net Current Assets			**10,782.57**		16,177.55
TOTAL			**74,977.17**		82,593.93
Significant Accounting Policies	P				
Notes on Accounts	Q				

The Schedules referred to above form an integral part of the Financial Statements.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants
Firm Reg. No.101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
15th May, 2010

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

Profit and Loss Account for the year ended 31st March, 2010

(Rs. in crore)

	Schedule	For the year ended 31st March, 2010	For the year ended 31st March, 2009
INCOME			
Service Revenue and Other Operating Income	J	12,290.61	13,610.58
Other Income	K	221.11	84.08
		12,511.72	13,694.66
EXPENDITURE			
Access Charges, Licence Fees and Network Expenses	L	9,017.64	7,054.74
Payments to and Provisions for Employees	M	671.79	758.36
Provision for Commission to Non Executive Directors (net) (Refer Note 7 (i), (ii), (iii) and 14, Schedule Q)		0.60	(3.80)
Sales and General Administration Expenses	N	1,731.01	2,252.55
		11,421.04	10,061.85
Profit before Financial Charges, Depreciation and Amortisation, Exceptional Items, Adjustments and Tax		1,090.68	3,632.81
Financial Charges (net)	O	(1,058.38)	344.06
Profit before Depreciation and Amortisation, Exceptional Items, Adjustments and Tax		2,149.06	3,288.75
Depreciation and Amortisation	E	2,795.22	2,296.53
Depreciation adjusted against Provision for Business Restructuring (Refer Note 4 (vi), Schedule Q)		(107.50)	(363.02)
Depreciation adjusted against General Reserve III (Refer Note 4 (iv), Schedule Q)		(1,176.48)	-
Profit before Adjustments pursuant to Scheme of Amalgamation/ Arrangement, Exceptional Items and Tax		637.82	1,355.24
Exceptional Items (Refer Note 24, Schedule Q)			
Stamp Duty paid on Demerger		25.00	-
Amortisation/(Write back) of Compensation under Employee Stock Option Scheme		(6.65)	7.47
Revaluation of Investments		-	(404.03)
Profit on transfer of Optic Fiber Undertaking pursuant to the Scheme of Arrangement		-	(3,063.27)
Adjustments pursuant to the Scheme of Amalgamation/ Arrangement, *inter alia*, for merger of Reliance Gateway Net Limited into the Company			
Investments in Reliance Gateway Net Limited written off		-	2,096.43
Equivalent amount withdrawn from General Reserve III (Refer Note 4 (iv), Schedule Q)		-	(2,096.43)
Adjustments pursuant to the Scheme of Arrangement, *inter alia*, for demerger of Optic Fiber Undertaking into Reliance Infratel Limited			
Losses on account of change in exchange rate relating to loans/ liablities (net) (Refer Note 3, Schedule Q)		-	4,464.57
Equivalent amount withdrawn from General Reserve III		-	(4,464.57)
Profit Before Tax		619.47	4,815.07
Provision for			
- Current Tax (includes Rs. 28.24 crore pertaining to earlier years)		140.54	-
- Fringe Benefit Tax		-	12.40
Profit After Tax		478.93	4,802.67
Add : Balance Brought Forward from Previous year		502.75	4,300.24
Amount available for Appropriations		981.68	9,102.91
APPROPRIATIONS			
Transferred to Debenture Redemption Reserve		74.96	6.98
Transferred to General Reserve III		40.00	8,400.00
Proposed Dividend on Equity Shares		175.44	-
Interim Dividend on Equity Shares		-	165.12
Tax on Proposed/ Interim Dividend		29.14	28.06
Balance carried to Balance Sheet		662.14	502.75
Earnings per Share of face value of Rs. 5 each fully paid up (before Adjustment of the Scheme of Amalgamation/ Arrangement and Exceptional Items) (Refer Note 21, Schedule Q)			
- Basic (Rs.)		2.41	6.51
- Diluted (Rs.)		2.31	6.23
Earnings per Share of face value of Rs. 5 each fully paid up (after Adjustment of the Scheme of Amalgamation/ Arrangement and Exceptional Items) (Refer Note 21, Schedule Q)			
- Basic (Rs.)		2.32	23.27
- Diluted (Rs.)		2.22	22.28
Significant Accounting Policies	P		
Notes on Accounts	Q		

The Schedules referred to above form an integral part of the Financial Statements.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No.101720W

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants
Firm Reg. No.101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
15th May, 2010

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

		As at 31st March, 2010	As at 31st March, 2009
			(Rs. in crore)
SCHEDULE A			
SHARE CAPITAL			
Authorised			
3,00,00,00,000	Equity Shares of Rs. 5 each	**1,500.00**	1,500.00
(3,00,00,00,000)		**1,500.00**	1,500.00
Issued, Subscribed and Paid Up			
2,06,40,26,881	Equity Shares of Rs. 5 each fully paid up	**1,032.01**	1,032.01
(2,06,40,26,881)	(Refer Note 2, Schedule Q)	**1,032.01**	1,032.01

Notes :

(1) Out of the above :

1,15,29,001 (Previous year 1,15,29,001) Equity Shares are held by the Holding Company, Reliance Innoventures Private Limited.

80,81,10,172 (Previous year 1,30,81,10,172) Equity Shares are held by AAA Communication Private Limited.

25,00,00,000 (Previous year Nil) Equity Shares are held by AAA Industries Private Limited.

25,00,00,000 (Previous year Nil) Equity Shares are held by ADA Enterprises and Ventures Private Limited.

(2) Equity Shares allotted in earlier years as fully paid up without payment being received in cash.	**Number of Shares**
(a) Pursuant to demerger of Telecom Undertaking of Reliance Industries Limited into the Company	1,22,31,30,422
(b) Pursuant to the Scheme of Amalgamation and Arrangement involving group companies	82,14,84,568
	2,04,46,14,990

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009
SCHEDULE B				
RESERVES AND SURPLUS				
Capital Reserve		**0.05**		0.05
Debenture Redemption Reserve				
As per last Balance Sheet	6.98		-	
Add : Transferred from Profit and Loss Account	74.96	**81.94**	6.98	6.98
Securities Premium Account				
As per last Balance Sheet	9,171.93		9,497.42	
Add : Premium payable on redemption of FCCBs reversed on buyback (Refer Note 2 (ii), Schedule Q)	14.48		7.68	
Less : Premium payable on redemption of FCCBs	303.78	**8,882.63**	333.17	9,171.93
General Reserve I				
(Refer Note 4 (ii), Schedule Q)		**5,538.00**		5,538.00
General Reserve II				
(Refer Note 4 (iii), Schedule Q)		**2,785.21**		2,785.21
General Reserve III				
(Refer Note 4 (iv), Schedule Q) As per last Balance Sheet	31,366.29		400.00	
Add : As per Scheme of Amalgamation/ Arrangement (net)	-		29,127.29	
Add : Transferred from Profit and Loss Account	40.00		8,400.00	
	31,406.29		37,927.29	
Less : Transferred to Profit and Loss Account for depreciation on fair value of assets (Refer Note 4 (iv), Schedule Q)	1,176.48		-	
Less : Transferred to Profit and Loss Account for investment written off (Refer Note 4 (iv), Schedule Q)	-		2,096.43	
Less : Transferred to Profit and Loss Account for Loss on account of change in exchange rates (Refer Note 3, Schedule Q)	-	**30,229.81**	4,464.57	31,366.29
Reserve for Business Restructuring (Refer Note 4 (v), Schedule Q)		**1,287.10**		1,287.10
Profit and Loss Account		**662.14**		502.75
		49,466.88		50,658.31

(Rs. in crore)

	As at 31st March, 2010	As at 31st March, 2009
SCHEDULE C		
SECURED LOANS		
Debentures		
11.20 % Secured, Redeemable, Non Convertible Debentures	**3,000.00**	3,000.00
(Refer Note below)	**3,000.00**	3,000.00

Note :

The Company had, on 2nd March, 2009, allotted, 3,000, 11.20% Secured Redeemable, Non Convertible Debentures (NCDs) of the face value of Rs. 1 crore each. The issue is secured by a first pari passu charge on the whole of the movable fixed assets (excluding Land and Building thereon, Telecom Licences, Brand Name, Goodwill, Current Assets, Loans & Advances and Investments (referred to as "excluded assets")), both present and future, including but not limited to all movable plant and machinery, furniture, fixtures, electrical systems, hardware, computer software, wiring, tools, meters, motor vehicles, office equipment and all other movables of whatsoever nature of the Company and of Reliance Telecom Limited, Reliance Infratel Limited (RITL) and Reliance Communications Infrastructure Limited. Further, in this regard, legal mortgage is also created on immovable property of RITL located at Dombivali (West) in favour of the Debenture Trustee for the benefit of NCDs Holder. Redemption shall be at par at the end of 10th year from the date of allotment thereof.

	As at 31st March, 2010	As at 31st March, 2009
SCHEDULE D		
UNSECURED LOANS		
Long Term Loans		
Foreign Currency Loans from banks (Repayable within one year Rs. 2,390.78 crore (Previous year Rs.Nil))	**9,588.26**	8,967.43
Foreign Currency Convertible Bonds (FCCBs) (Repayable within one year Rs. Nil (Previous year Rs.Nil)) (Refer Note 2, Schedule Q)	**6,459.55**	7,083.51
Rupee Loans from Banks (Repayable within one year Rs. Nil (Previous year Rs.Nil))	**-**	3,600.00
Short Term Loans		
From Banks		
Foreign Currency Loans	**2,335.16**	2,362.92
Rupee Loans	**1,800.00**	5,300.00
Commercial Papers	**1,295.31**	589.75
	21,478.28	27,903.61

Schedules forming part of the Balance Sheet

SCHEDULE E FIXED ASSETS

(Rs. in crore)

Description	Gross Block					Depreciation / Amortisation					Net Block	
	As at 1st April, 2009	Additions	Adjustments, including fair valuation pursuant to the Schemes of Amalgamation/ Arrangement (Refer Note (4) below)	Deductions	As at 31st March, 2010	As at 1st April, 2009	For the year	Adjustments, including fair valuation pursuant to the Schemes of Amalgamation/ Arrangement (Refer Note (4) below)	Deductions	As at 31st March, 2010	As at 31st March, 2010	As at 31st March, 2009
Tangible Assets												
Leasehold Land	4.81	-	-	-	4.81	0.48	0.06	-	-	0.54	4.27	4.33
Freehold Land	388.27	3.22	-	-	391.49	-	-	-	-	-	391.49	388.27
Buildings	400.99	0.57	-	-	401.56	32.98	10.63	-	-	43.61	357.95	368.01
Plant and Machinery	18,908.72	2,333.92	-	452.19	20,790.45	5,851.58	1,281.98	-	102.91	7,030.65	13,759.80	13,057.14
Furniture and Fixtures	40.37	0.09	-	-	40.46	20.08	6.70	-	-	26.78	13.68	20.29
Vehicles	44.81	-	-	-	44.81	36.96	3.18	-	-	40.14	4.67	7.85
Sub Total	**19,787.97**	**2,337.80**	**-**	**452.19**	**21,673.58**	**5,942.08**	**1,302.55**	**-**	**102.91**	**7,141.72**	**14,531.86**	13,845.89
Intangible Assets												
Telecom Licences (Refer note 6 below)	17,686.84	-	-	-	17,686.84	410.49	1,430.29	-	-	1,840.78	15,846.06	17,276.35
Indefeasible Rights of Connectivity (IRC) (Refer note 6 below)	224.48	-	-	-	224.48	35.47	13.39	-	-	48.86	175.62	189.01
Software	161.86	11.41	-	-	173.27	122.01	40.99	-	-	163.00	10.27	39.85
Brand Licence	80.00	-	-	-	80.00	23.33	8.00	-	-	31.33	48.67	56.67
Sub Total	**18,153.18**	**11.41**	**-**	**-**	**18,164.59**	**591.30**	**1,492.67**	**-**	**-**	**2,083.97**	**16,080.62**	17,561.88
Grand Total	**37,941.15**	**2,349.21**	**-**	**452.19**	**39,838.17**	**6,533.38**	**2,795.22**	**-**	**102.91**	**9,225.69**	**30,612.48**	31,407.77
Previous year	21,576.32	6,952.78	9,422.39	10.34	37,941.15	4,688.69	2,296.53	(451.34)	0.50	6,533.38	31,407.77	
Capital Work - in - Progress (Refer Note (3) and (5) below)											**1,683.52**	3,643.86

Notes

(1) Capital Work-in-Progress includes:

(a) Rs. 141.56 crore (Previous year Rs. 260.17 crore) on account of advance against capital expenditure.

(b) Rs. 148.25 crore (Previous year Rs. 771.10 crore) on account of project development expenditure.

(c) Rs. 325.33 crore (Previous year Rs. 622.91 crore) on account of materials at site.

(2) Transfer of title of certain Land and Buildings received from Reliance Industries Limited pursuant to the Scheme of Arrangement and from Reliance Communications Infrastructure Limited pursuant to the Scheme of demerger of the Network division are under process.

(3) Net of reduction on fair valuation by Rs. Nil (Previous year Rs. 2,100.00 crore) (Refer Note 4 (iv), Schedule Q)

(4) Pursuant to the said Scheme of Amalgamation (Refer Note 4 (iv), Schedule Q), on account of the fair valuation, during the previous year ended on 31st March, 2009, additions/ adjustments to the fixed assets included increase in Freehold Land by Rs. 225.46 crore, Building by Rs. 129.85 crore and Telecom Licences by Rs. 14,145.49 crore and pursuant to the Scheme of Arrangement (Refer Note 4 (vii), Schedule Q), reduction, on account of transfer of Optic Fiber Undertaking to Reliance Infratel Limited, of Rs. 5,078.41 crore (gross) and the accumulated depreciation of Rs. 451.34 crore.

(5) Capital Work-in-Progress of Rs. 436.89 crore is transferred, pursuant to an earlier Scheme, to Reliance Infratel Limited, a Subsidiary of Reliance Communications Infrastructure Limited (RCIL).

(6) Balance useful life as at 31st March, 2010 is 13 years for Indefeasible Right of Connectivity (IRC) and 11 years for Telecom Licences.

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009	
SCHEDULE F					
INVESTMENTS					
Current Investments					
Trade Investments					
Government and other securities					
Quoted					
34,000 (14,000)	6.83% GOI 2039 of Rs.100 each fully paid up		**0.29**		0.12
Long Term Investments					
Government and other securities					
Unquoted					
	6 years National Savings Certificates (Lodged with Sales Tax Department) Rs. 45,000 (Previous year Rs. 45,000)	0.01		0.01	
	5 1/2 years Kisan Vikas Patra (Lodged with Chennai Metropolitan Development Authority) Rs. 5,000 (Previous year Rs. 5,000)	-	**0.01**	-	0.01
Other Investments					
In Equity Shares of Wholly Owned Subsidiary Companies					
Unquoted, fully paid up					
2,01,00,00,000 (2,01,00,00,000)	Reliance Communications Infrastructure Limited of Re 1 each*	7,996.71		7,996.71	
50,00,000 (50,00,000)	Reliance Infocomm Infrastructure Private Limited of Rs. 10 each	1,036.02		1,036.02	
6,87,066 (6,87,066)	Reliance WiMax Limited of Rs. 10 each	7.98		7.98	
50,000 (50,000)	Reliance Digital Home Services Limited of Rs. 10 each	0.05		0.05	
- (50,000)	Reliance Global IDC Limited of Rs. 10 each	-		0.05	
50,000 (50,000)	Reliance Webstore Limited of Rs. 10 each	0.05		0.05	
1,00,00,000 (1,00,00,000)	Reliance Big TV Limited of Rs. 10 each	10.00		10.00	
35,63,601 (35,63,601)	Campion Properties Limited of Rs. 10 each	9.05		9.05	
11,120 (11,120)	Reliance Globalcom BV of Euro 100 each (Refer Note 4 (iv), Schedule Q)	15,119.51	**24,179.67**	15,119.51	24,179.55

(Rs. in crore)

			As at 31st March, 2010		As at 31st March, 2009
SCHEDULE F (Contd...)					
INVESTMENTS					
In Equity Shares of Subsidiary Companies					
Unquoted, fully paid up					
2,75,80,100 (2,75,80,100)	Reliance Telecom Limited of Rs. 10 each (Refer Note 4 (iv), Schedule Q)	481.72		481.72	
16,200 (16,200)	Reliance Tech Services Private Limited of Rs. 10 each	0.02		0.02	
12,00,000 (12,00,000)	Reliance Globalcom Limited, Bermuda Class A Common Shares of USD 0.01 each (Refer Note 4 (iv), Schedule Q)	232.39		232.39	
1,00,000 (1,00,000)	Gateway Net Trading Pte. Limited of USD 1 each	0.47		0.47	
5,00,000 (-)	Global Innovative Solutions Private Limited of Rs. 10 each	0.50	**715.10**	-	714.60
In Equity Shares of Companies					
Unquoted, fully paid up					
6,50,25,000 (6,50,25,000)	Warf Telecom International Private Limited of 1 MRf each	22.30		22.30	
8,83,819 (8,83,819)	World Tel Holding Limited, Bermuda of USD 0.05 each (under liquidation)	-		-	
13,000 (-)	Mumbai Metro Transport Private Limited of Rs. 10 each	0.01	**22.31**	-	22.30
In Preference Shares of Wholly Owned Subsidiary Companies					
Unquoted, fully paid up					
20,000 (20,000)	8 % Redeemable, Cumulative Preference Shares of Reliance Communications Infrastructure Limited of Rs.10 each*	0.02		0.02	
10,00,000 (-)	0 % Redeemable, Non Cumulative, Non Convertible Preference Shares of Reliance WiMax Limited of Rs.10 each	100.00		-	
2,59,000 (3,50,000)	5 % Redeemable, Non Cumulative, Non Convertible Preference Shares of Reliance Globalcom BV of Euro 1 each	1,568.50		2,360.40	
3,61,705 (3,61,705)	8 % Redeemable, Non Cumulative, Non Convertible Preference Shares of Reliance Globalcom BV of Euro 1 each**	2,409.67		2,439.25	
52 (52)	1% Redeemable, Non Convertible, Non Cumulative Preference Shares of Reliance Globalcom BV of Euro 1 each	0.30	**4,078.49**	0.30	4,799.97

(Rs. in crore)

			As at 31st March, 2010		As at 31st March, 2009
SCHEDULE F (Contd...)					
INVESTMENTS					
In Preference Shares of Subsidiary Companies					
Unquoted, fully paid up					
4,50,00,000 (4,50,00,000)	1% Redeemable, Non Convertible, Non Cumulative Preference shares of Reliance Telecom Limited of Rs.10 each	444.34		444.34	
21,23,80,000 (21,23,80,000)	4 % Redeemable, Cumulative Preference Shares of Reliance Globalcom Limited, Bermuda of USD 1 each (Refer Note 4 (iv), Schedule Q)	958.69		1,077.19	
1,50,00,000 (-)	8 % Redeemable, Non Convertible, Non Cumulative Preference Shares of Reliance Infratel Limited of Rs.10 each	1,500.00		-	
- (2,50,010)	1 % Redeemable, Non Convertible, Non Cumulative Preference Shares of Gateway Net Trading Pte Limited of USD 100 each	-	**2,903.03**	126.80	1,648.33
			31,898.60		31,364.75

Movements during the year
Current Investments purchased and sold

(Rs. in crore)

Face Value (Rs.)	Particulars	Nos.	Cost
-	Collateralised Borrowing and Lending Obligation (CBLO) aggregate value	**121**	**2,213.65**
14,00,000	6.83% GOI 2039 of Rs. 100 each fully paid up	**1**	**0.14**
20,00,000	6.83% GOI 2039 of Rs. 100 each fully paid up	**1**	**0.20**
			2,213.99

	As at 31st March, 2010	As at 31st March, 2009
Aggregate Book Value of Investments		
Unquoted	**31,898.31**	31,364.63
Quoted (Market Value Rs. 0.29 crore (Previous year Rs. 0.12 crore))	**0.29**	0.12
	31,898.60	31,364.75

* In the previous year, Company under the same management as per section 370 (1B) of the Companies Act, 1956.

** During the year, Reliance Globalcom B.V. decided to alter the terms of issue of some of the Non Convertible Preference Shares issued in previous years and to convert them to Ordinary Shares. Consequently, 3,39,562 nos. of 8% Redeemable, Non Cumulative, Non Convertible Preference Shares, amounting to Rs. 2,275.65 crore, of Reliance Globalcom B.V. of Euro 1 each are in the process of being converted into Ordinary Shares.

Schedules forming part of the Balance Sheet

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009
SCHEDULE G				
CURRENT ASSETS				
Inventories				
Stores and Spares		**298.34**		253.14
Sundry Debtors (Unsecured)*				
Due for more than six months				
Considered good	542.91		269.32	
Considered doubtful	387.49		280.50	
	930.40		549.82	
Less : Provision for doubtful debts	387.49		280.50	
	542.91		269.32	
Others				
Considered good	1,195.72		1,212.90	
Considered doubtful	41.64		37.59	
	1,237.36		1,250.49	
Less : Provision for doubtful debts	41.64		37.59	
	1,195.72	**1,738.63**	1,212.90	1,482.22
The above includes debts due from subsidiaries Rs. 545.19 crore (Previous year Rs. 561.17 crore)				
Cash and Bank Balances				
Balance with Banks				
In Current Accounts with Scheduled Banks	64.47		296.94	
In Current Accounts with Other Banks **	1.46		1.73	
In Export Earnings Foreign Currency Accounts with Scheduled Banks	15.99		236.22	
In Fixed Deposits with Banks				
Fixed Deposits in Rupees with Scheduled Banks in India (Includes Rs. 76,045 (Previous year Rs.76,045), the receipt of which is deposited with Sales Tax Department)	0.26		0.26	
		82.18		535.15

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009
SCHEDULE G (Contd...)				
Other Current Assets				
Interest Accrued on Investments and Loans	557.19		561.94	
(Includes Interest Accrued on loans to Reliance Communications Infrastructure Limited Rs. 116.72 crore, in the Previous year, a Wholly Owned Subsidiary and a company under the same management, as per Section 370 (1B) of the Companies Act, 1956 and with Reliance Telecom Limited Rs. 445.17 crore, in the Previous year. During the year, none of the companies is under the same management)				
Deposits				
(Deposits include Rs. 1,136.47 crore paid against disputed claims (Previous year Rs. 1,136.47 crore), Refer Note 7 (i), Schedule Q)	1,371.53	**1,928.72**	1,357.44	1,919.38
		4,047.87		4,189.89

* Net of reduction on fair value by Rs. Nil (Previous year Rs. 56.00 crore)

** Includes balances with non scheduled banks as follows.

(Rs. in crore)

	As at 31st March, 2010	As at 31st March, 2009	**Maximum Balance at any time during the year 2009 - 10**	2008 - 09
Municipal Co operative Bank	**0.08**	0.19	**0.34**	1.77
UBS AG, London	**-**	-	**-**	1.12
Deutsche Bank, Singapore	**0.01**	0.01	**0.01**	0.01
JP Morgan Chase Bank, New York	**1.37**	1.53	**1.37**	2.83

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009
SCHEDULE H				
LOANS AND ADVANCES				
(Unsecured, considered good unless stated otherwise)				
Loans to Subsidiary Companies (Includes dues from Reliance Communications Infrastructure Limited Rs. 1,627.93 crore in the Previous year (Maximum outstanding during the Previous year Rs. 3,765.01 crore), a company under the same management, as per Section 370 (1B) of the Companies Act, 1956. During the year, none of the companies is under the same management) (Refer Note 22, Schedule Q)		**12,390.32**		17,960.44
Advances recoverable in cash or in kind or for value to be received				
Considered good	3,566.99		3,391.62	
Considered doubtful	13.93		7.35	
	3,580.92		3,398.97	
Less : Provision for doubtful advances	13.93	**3,566.99**	7.35	3,391.62
(Includes dues from Reliance Communications Infrastructure Limited Rs. 1,020.89 crore in the Previous year (Maximum outstanding during the Previous year Rs. 1,020.89 crore), a company under the same management, as per Section 370 (1B) of the Companies Act, 1956. During the year, none of the companies is under the same management)				
(Includes Subsidy receivable Rs. 92.16 crore (Previous year Rs. 82.17 crore))				
Balance with Customs, Central Excise Authorities etc.		**0.76**		1.06
		15,958.07		21,353.12

(Rs. in crore)

	As at 31st March, 2010		As at 31st March, 2009	
SCHEDULE I				
CURRENT LIABILITIES AND PROVISIONS				
Current Liabilities				
Sundry Creditors				
Dues to Micro, Small and Medium Enterprises Units (Refer Note 20, Schedule Q)	19.94		28.18	
Others *	1,797.58		1,461.36	
Dues to Subsidiary Companies	1,154.09		1,613.40	
Interest accrued but not due on loans	47.00		89.25	
Unearned Income (Includes subsidy deferred Rs. Nil (Previous year Rs. 53.24 crore))	607.37		614.64	
Unclaimed Dividend	5.27		3.20	
Other Liabilities	2,205.28	**5,836.53**	1,971.46	5,781.49
Provisions				
Disputed Claims and Others (Refer Note 7 (i) and (ii), Schedule Q)	1,659.92		1,844.80	
Commission to Non Executive Directors (Refer Note 7 (i), (ii) and (iii), Schedule Q)	0.60		0.60	
Business Restructuring (Refer Note 4 (vi), Schedule Q)	1,325.60		1,433.10	
Wealth Tax (net of taxes paid)	0.71		0.65	
Income Tax (net of advance tax)	112.67		4.76	
Fringe Benefit Tax (net of taxes paid)	0.92		1.23	
Retirement Benefits	81.84		105.65	
Proposed Dividend on Equity Shares	175.44		-	
Interim Dividend on Equity Shares	-		165.12	
Tax on Proposed/ Interim Dividend	29.14	**3,386.84**	28.06	3,583.97
		9,223.37		9,365.46

*Includes for capital expenditure Rs. 1,129.69 crore (Previous year Rs. 1,109.82 crore)

(Rs. in crore)

		For the year ended 31st March, 2010		For the year ended 31st March, 2009
SCHEDULE J				
SERVICE REVENUE AND OTHER OPERATING INCOME				
Service Revenue	13,344.97		14,059.87	
Less : Service Tax	1,263.99	**12,080.98**	1,476.08	12,583.79
Other Operating Income		**209.63**		1,026.79
(Includes subsidy of Rs. 158.18 crore (Previous year Rs. 210.74 crore), realisation from debtors etc.)				
		12,290.61		13,610.58

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
SCHEDULE K		
OTHER INCOME		
Profit on Sale of Investments	**0.24**	-
Profit on Sale of Assets	-	0.16
Discount on buyback of FCCBs	**24.49**	79.61
Rent	**2.92**	2.92
Miscellaneous Income	**193.46**	1.39
	221.11	84.08

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
SCHEDULE L		
ACCESS CHARGES, LICENCE FEES AND NETWORK EXPENSES		
Access Charges	**2,214.22**	2,325.06
Licence Fees	**972.49**	1,049.22
Passive Infrastructure Charges	**3,819.88**	1,868.10
Network Repairs and Maintenance	**412.78**	379.67
Stores and Spares Consumed	**50.39**	29.95
Power, Fuel and Utilities	**144.27**	138.32
Other Network Operating Expenses (Refer Note 15, Schedule Q)	**1,403.61**	1,264.42
	9,017.64	7,054.74

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
SCHEDULE M		
PAYMENT TO AND PROVISION FOR EMPLOYEES (Including Managerial Remuneration)		
Salaries (including Managerial Remuneration Rs.0.74 crore (Previous year Rs. 0.70 crore)) (Refer Note 7 (i), (ii), (iii), 14 and 25, Schedule Q)	**568.36**	630.20
Contribution to Provident, Gratuity and Superannuation Fund	**33.57**	48.25
Employee Welfare and Other Amenities	**69.86**	79.91
	671.79	758.36

(Rs. in crore)

	For the year ended 31st March, 2010		For the year ended 31st March, 2009	
SCHEDULE N				
SALES AND GENERAL ADMINISTRATION EXPENSES				
Commission	387.52		371.55	
Selling and Marketing (Refer Note 25, Schedule Q)	123.89		197.60	
Advertisement (Refer Note 25, Schedule Q)	151.55		204.06	
Customer Acquistion and Customer Care (Refer Note 25, Schedule Q)	312.00	**974.96**	384.84	1,158.05
Provision for Doubtful Debts, Loans and Advances		**108.78**		105.04
Insurance	15.62		17.20	
Rent, Rates and Taxes	30.14		45.21	
Other Repairs	17.32		14.97	
Travelling	35.27		63.50	
Professional Fees	99.79		122.63	
Foreign Exchange (Gain)/ Loss on Debtors/ Creditors (net)	(84.79)		114.02	
Hire Charges (Refer Note 25, Schedule Q)	162.95		189.72	
Data Warehousing Charges	195.37		171.07	
Other General and Administrative Expenses (Includes Rs. 0.17 crore (Previous year Rs. 0.15 crore) towards sitting fees paid to Non Executive Directors)	168.18		244.12	
Wealth Tax	0.06	**639.91**	0.16	982.60
Payment to Auditors (Refer Note 10, Schedule Q)		**7.36**		6.86
		1,731.01		2,252.55

(Rs. in crore)

		For the year ended 31st March, 2010		For the year ended 31st March, 2009
SCHEDULE O				
FINANCIAL CHARGES (NET)				
Interest and Other Charges on Term Loans and Debentures	830.38		502.32	
Interest on Other Loans	282.75	**1,113.13**	461.20	963.52
Other Financial Cost		**(22.24)**		72.16
Income from Investments and Interest Income (Refer Note 25, Schedule Q)		**(577.11)**		(572.05)
(Includes Income from Investment Rs. 0.03 crore (Previous year Rs.0.01 crore))				
(Tax deducted at source Rs. 0.48 crore (Previous year Rs. Nil))				
Foreign Currency Exchange Fluctuation (Gain)/ Loss (net)		**(1,572.16)**		(119.57)
		(1,058.38)		344.06

Significant Accounting Policies to Balance Sheet as at 31st March, 2010 and Profit and Loss Account for the year ended on that date

SCHEDULE P

1 **Basis of Preparation of Financial Statements**

The Financial Statements are prepared under historical cost convention and fair valuation under a scheme approved by the High Court, in accordance with the generally accepted accounting principles in India and provisions of the Companies Act, 1956 read with the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules) as well as applicable pronouncements of the Institute of Chartered Accountants of India (the ICAI).

2 **Use of Estimates**

The preparation and presentation of Financial Statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the Financial Statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates is recognised in the period in which the results are known/ materialised.

3 **Fixed Assets**

(i) Fixed Assets are stated at cost/ fair value net of Modvat/ Cenvat, Value Added Tax and include amount added in revaluation less accumulated depreciation, amortisation and impairment loss, if any.

(ii) All costs including financing cost of qualifying assets till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising up to 31st March, 2007 from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

(iii) Expenses incurred relating to project, prior to commencement of commercial operation, are considered as project development expenditure and shown under Capital Work-in-Progress.

(iv) Telecom Licences are stated at fair value less accumulated amortisation.

(v) Indefeasible Rights of Connectivity (IRC) are stated at cost less accumulated amortisation.

4 **Lease**

In respect of Operating Leases, lease rentals are expensed on straight line basis with reference to lease terms and considerations except for lease rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

5 **Depreciation/ Amortisation**

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated as given below.

(a) Telecom Electronic Equipments - 18 years

(b) Furniture, Fixtures and Office Equipments - 10 years

(c) Customer Premises Equipments - 3 years

(d) Vehicles - 5 years

(e) Ducts and Cables - 18 years

(ii) Leasehold Land is depreciated over the period of the lease term.

(iii) Intangible assets, namely Telecom Licences and Brand Licence are amortised equally over the balance period of Licences. IRC and Software are amortised from the date of acquisition or commencement of commercial services, whichever is later. The life of amortisation of the intangible assets are as follows.

(a) Telecom Licences - 12.5 to 20 years

(b) Brand Licence - 10 years

(c) Indefeasible Right of Connectivity - 15, 20 years

(d) Software - 5 years

(iv) Depreciation on additions is calculated pro rata from the following month of addition.

6 **Impairment of Assets**

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting period is increased/ reversed where there has been change in the estimate of recoverable value. The recoverable value is the higher of the assets' net selling price and value in use.

7 **Investments**

Current Investments are carried at lower of cost and market value computed Investment wise. Long Term Investments are stated at cost or fair value as required under order of the High Court. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

8 Inventories of Stores and Spares

Inventories of stores and spares are accounted for at cost, determined on weighted average basis or net realisable value, whichever is less.

9 Employee Benefits

Short term employee benefits

All employee benefits payable wholly within twelve months of rendering the service are classified as short term employee benefits. These benefits include compensated absences such as paid annual leave and sickness leave. The undiscounted amount of short term employee benefits expected to be paid in exchange for the services rendered by employees are recognised as an expense during the period.

Long term employee benefits

(i) Defined contribution plan

The Company's contribution towards Employees' Superannuation Plan is recognised as an expense during the period in which it accrues.

(ii) Defined benefit plans

Provident Fund

Provident Fund contributions are made to a Trust administered by the Trustees. Interest payable to the Provident Fund members, shall not be at a rate lower than the statutory rate. Liability is recognised for any shortfall in the income of the fund vis-à-vis liability of the interest to the members as per statutory rates.

Gratuity Plan

The Company's gratuity benefit scheme is a defined benefit plan. The Company's net obligation in respect of the gratuity benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets is deducted.

The present value of the obligation under such defined benefit plan is determined based on actuarial valuation using the Projected Unit Credit Method.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government Securities as at the Balance Sheet date.

Actuarial gains and losses are recognised immediately in the Profit and Loss Account.

(iii) Other Long term employee benefits

Compensated absences which are not expected to occur within twelve months after the end of the period in which the employee renders the related services are recognised as a liability at the present value of the defined benefit obligation at the Balance Sheet date, determined based on actuarial valuation using Projected Unit Credit Method. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government Securities as at the Balance Sheet date.

10 Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

11 Issue Expenses and Premium on Foreign Currency Convertible Bonds (FCCBs)

The premium payable on redemption of Foreign Currency Convertible Bonds (FCCBs) is charged to Securities Premium Account over the period of the issue. Issue expenses are debited to Securities Premium account at the time of the issue.

12 Foreign Currency Transactions

(i) Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the transaction rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account.

(v) Any loss arising out of marking of a class of derivative contracts to market price is recognised in the Profit and Loss Account. Income, if any, arising out of marking a class of derivative contracts to market price is not recognised in the Profit and Loss Account.

13 Revenue Recognition

(i) Revenue is recognised as and when the services are provided on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods of one year or more are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

(ii) Interest income on investment is recognised on time proportion basis. Dividend is considered when right to receive is established.

14 Provision for Doubtful Debts and Loans and Advances

Provision is made in the accounts for doubtful debts, loans and advances in cases where the management considers the debts, loans and advances to be doubtful of recovery.

15 Miscellaneous Expenditure

Miscellaneous Expenditure is charged to the Profit and Loss Account as and when it is incurred.

16 Taxes on Income, Fringe Benefit Tax and Deferred Tax

Provision for Income Tax is made on the basis of taxable income for the year at current rates. Tax expense comprises of Current Tax, Fringe Benefit Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current Tax represents the amount of Income Tax payable/ recoverable in respect of the taxable income/ loss for the reporting period. Deferred Tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The Deferred Tax Asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, Deferred Tax Assets are recognised only if there is virtual certainty of realisation of assets.

17 Government Grants

Subsidies granted by the Government for providing telecom services in rural areas are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

18 Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are neither recognised nor disclosed in the Financial Statements.

19 Earning per Share

In determining Earning per Share, the Company considers the net profit after tax and includes the post tax effect of any extraordinary/ exceptional item. The number of shares used in computing Basic Earning per Share is the weighted average number of shares outstanding during the period. The number of shares used in computing Diluted Earning per Share comprises the weighted average shares considered for deriving Basic Earnings per Share and also the weighted average number of shares that could have been issued on the conversion of all dilutive potential Equity Shares unless the results would be anti - dilutive. Dilutive potential Equity Shares are deemed converted as of the beginning of the period, unless issued at a later date.

20 Employee Stock Option Scheme

In respect of stock options granted pursuant to the Company's Employee Stock Option Scheme, the intrinsic value of the options (excess of market price of the share over the exercise price of the option) is treated as discount and accounted as employee compensation cost over the vesting period. Employee compensation cost recognised earlier on grant of options is reversed in the period when the options are surrendered by any employee.

SCHEDULE Q

1 Previous Year

Figures of the previous year have been regrouped and reclassified, wherever required. Previous year's figures are not comparable with that of the current year on account of the effects of the Schemes considered in the previous year.

2 Foreign Currency Convertible Bonds (FCCBs)

(i) The Company issued FCCBs in two tranches; 5,00,000 FCCBs for 5 Years, 4.65%, USD 500 million issued on 9th May, 2006 and 10,000 FCCBs for 5 Years, 4.95%, USD 1000 million issued on 28th February, 2007. Pursuant to the exercise of an option by the FCCB Holders and in accordance with the terms and conditions thereof, the Company, during an earlier year, allotted 1,87,44,801 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 475.68 per share against 2,03,051 FCCBs and 6,67,090 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 656.23 per share against 100 FCCBs respectively.

(ii) During the year, the Company has bought back and cancelled 297 nos. (Previous year 350 nos.) of 5 Year, 4.95%, FCCBs of the face value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount to the face value. This has resulted in a saving of Rs. 24.49 crore (Previous year Rs. 79.61 crore) which has been reflected as part of Other Income. Consequent upon such buy back and cancellation, the Company's obligations to convert the said Bonds into Shares, if so claimed by the Bond Holders and/ or to redeem the same in foreign currency, has come to an end vis-à-vis the cancelled Bonds. Rs. 14.48 crore (Previous year Rs. 7.68 crore) being provision for premium on redemption relatable to such cancelled Bonds has been reversed on buyback and cancellation of FCCBs.

Out of total FCCBs issued, 2,96,949 (Previous year 2,96,949) FCCBs and 9,253 (Previous year 9,550) FCCBs from the respective tranches were outstanding as on 31st March, 2010.

(iii) In the event, these outstanding FCCBs are fully converted into Equity Shares, the Equity Share Capital of the Company would increase by approximately 8.91 crore (Previous year 9.11 crore) Equity Shares of Rs. 5 each.

(iv) In case of the above mentioned FCCBs, on and at anytime after 9th May, 2009 and 28th February, 2010 respectively, on and prior to the maturity date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the FCCBs in whole and not in part at their Early Redemption amount, provided that no such redemption may be made unless the aggregate value (as defined in the terms and conditions) on each trading day during the period of not less than 30 consecutive trading days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption amount.

(v) FCCBs amount includes Rs. 942.32 crore (Previous year Rs. 733.62 crore), being the premium on redemption of FCCBs computed on pro rata basis for the period up to 31st March, 2010.

3 Foreign Exchange

In accordance with an amendment to Schedule VI of the Companies Act, 1956 ("the Act") and in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates", the Company continues the policy of accounting for the changes in the amounts of loans/ liabilities relating to Fixed Assets, consequent to changes in foreign exchange rates, as profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of fixed assets.

The net gain of Rs. 1,572.16 crore (Previous year Rs. 119.57 crore) including gain of Rs. 21.98 crore (Previous year Rs. 32.76 crore) on account of conversion of overseas bank balances and Rs. 2,126.92 crore relating to loans/ liabilities (Previous year foreign exchange loss of Rs. 4,464.57 crore relating to loans/ liabilities which was debited to Profit and Loss Account and withdrawn from the General Reserve of the Company in accordance with the terms of the Schemes of Arrangement, leaving no impact vis-à-vis profit of the year ended 31st March, 2009) have been reflected in "Financial Charges (net)" as the effect of Foreign Currency Exchange Fluctuation in Profit and Loss Account.

During the year, loss of Rs. Nil (Previous year Rs. 139.03 crore) arising out of marking related Derivative Contracts to market has also been recognised in the Profit and Loss Account, in compliance with the announcement dated 29th March, 2008 by The Institute of Chartered Accountants of India (ICAI) regarding Accounting for Derivatives. As a measure of prudence, the Company has decided that, unlike in earlier years, not to recognise any mark to market gains in respect of any outstanding class of derivative contracts related to loans, liabilities and assets expressed in foreign currency. Accordingly, the Company has not recognised gain of Rs. 34.30 crore on mark-to-market valuation of derivative contracts outstanding as at the end of the year. If the Company had not made this change of policy, net profit after tax would have been higher by an amount of Rs. 34.30 crore for the year.

4 Schemes of Amalgamation and Arrangement of earlier years

The Company, during the past years, undertook various Schemes including restructuring of ownership structure of telecom business so as to align the interest of the shareholders. Accordingly, pursuant to the Schemes of Amalgamation and Arrangement ("the Schemes") under Sections 391 to 394 of the Companies Act, 1956 approved by the Hon'ble High Court of respective judicature, the Company, during the respective years, recorded all necessary accounting effects, along with requisite disclosure in the notes to the accounts, in accordance with the provisions of the said Schemes. The cumulative effects of the Schemes in case of Equity Share Capital of the Company have been disclosed below the respective Schedule to the Accounts. Reserves, pursuant to the said Schemes, include:

(i) Rs. 9,171.93 crore, being Securities Premium Account, which was part of the Security Premium of erstwhile Reliance Infocomm Limited (RIC), the transferor company.

(ii) General Reserve I of Rs. 5,538.00 crore representing the unadjusted balance being the excess of assets over liabilities relatable to Telecommunications Undertaking transferred and vested into the Company.

(iii) General Reserve II of Rs. 2,785.21 crore representing the unadjusted balance of the excess of assets over liabilities received by the Company relatable to Telecommunications Undertaking transferred and vested into the Company.

(iv) During the year, General Reserve III and General Reserve IV representing opening balances of Rs. 4,335.43 crore and Rs. 27,030.86 crore respectively have been combined as General Reserve III. General Reserve III includes an amount of Rs. 25,854.38 crore (Previous year Rs. 27,030.86 core) pursuant to transfer of assets and liabilities and write off of investment of Rs. 2,096.43 crore, in accordance with the Scheme, for cancellation of investment in erstwhile Reliance Gateway Net Limited (RGNL) and net effect on fair valuation of assets and liabilities of the Company of Rs. 12,698.18 crore.

(v) Reserve for Business Restructuring of Rs. 1,287.10 crore representing the unadjusted balance of revaluation of investment in Reliance Communications Infrastructure Limited, the holding company of Reliance Infratel Limited (RITL) after withdrawing an amount equivalent to writing off of Passive Infrastructure assets, transferred to RITL, to the Profit and Loss Account. Balance in Reserve for Business Restructuring shall be available to meet the increased depreciation, costs, expenses and losses, including on account of impairment of or write down of assets etc.

(vi) Additional depreciation arising on fair value of the assets has been adjusted from Provision for Business Restructuring.

(vii) The Company incorporated the effects of the Scheme, for demerger of Optic Fiber Undertaking into Reliance Infratel Limited, in the accounts of the previous year ended 31st March, 2009, then pending the filing of the Order of the Hon'ble High Court, sanctioning the Scheme, with the Registrar of Companies (RoC) as required by Section 394 (3) of the Companies Act, 1956. The said Order was filed with RoC on 15th September, 2009. Consequently, the Scheme had become effective.

5 Depreciation on Electronic Equipments

During the year, the Company carried out technical/ technology assessment to determine the useful life of some of its telecommunication equipments. The useful life of such telecommunication equipments has been re-assessed and ascertained as 18 years, impacting the provision for depreciation of these assets for the year ended on 31st March, 2010. As a result, depreciation charge is lower and profits for the year are higher by Rs. 771.00 crore for the year. The accounting treatment so determined is fully in accordance with the applicable provisions of the Companies Act, 1956.

6 Project Development Expenditure

Details of Project Development Expenditure (Included under Capital Work-in-Progress) :

(Rs.in crore)

		For the year ended 31st March, 2010		For the year ended 31st March, 2009
Opening Balance		**771.10**		227.71
Add : Expenditure incurred during the year				
Payments to and Provisions for Employees	-		10.62	
Insurance	-		0.02	
Rent	7.50		5.67	
Rates and Taxes	2.61		12.74	
Repairs	0.07		0.29	
Travelling	0.11		1.05	
Professional Fees	6.00		6.24	
Power, Water and Electricity	0.37		1.85	
Network Setup Costs	38.00		102.23	
General and Administrative Expenses	5.06		22.52	
Interest on Term Loans	-		147.25	
Bank Charges	-		0.01	
Passive Infrastructure Charges	256.63		932.87	
Logistic	10.26	**326.61**	13.79	1,257.15
		1,097.71		1,484.86
Less :				
Capitalised during the year		**949.46**		713.76
Closing Balance		**148.25**		771.10

7 Provisions

(i) Provisions include, provision for disputed claims of verification of customers Rs. 9.04 crore (Previous year Rs.9.04 crore) and others of Rs. 1,650.88 crore (Previous year Rs. 1,835.76 crore) and Provision for Commission to Non Executive Directors of Rs. 0.60 crore (Previous year Rs. 0.60 crore).

(ii) During the year, an amount of Rs. 140.00 crore (Previous year Rs. Nil) relating to Roll out obligations, Rs. Nil (Previous year Rs. 4.40 crore) relating to commission to Non Executive Directors and Rs. 50.52 crore (Previous year Rs. Nil) relating to disputed liablities have been reversed. An amount of Rs. 5.64 crore (Previous year Rs. Nil) has been provided towards disputed interconnect usage charges and an amount of Rs. Nil (Previous year Rs. 31.18 crore) has been reversed out of disputed interconnect usage charges. An amount of Rs. Nil (Previous year Rs. 29.22 crore), was paid towards disputed liablities and an amount of Rs. 0.60 crore (Previous year Rs. 30.60 crore) was paid towards commission to Non Executive Directors.

(iii) On determination by the Board of Directors, the liability against provision for commission to Non Exucutive Directors will be paid during the year 2010-11.

(iv) Also refer Note 2 (v) above.

The aforesaid provisions shall be utilised on settlement of the claims, if any, there against.

8 Contingent Liabilities and Capital Commitment (As represented by the Management)

(Rs. in crore)

	As at 31st March, 2010	As at 31st March, 2009
(i) Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	**220.22**	651.15
(ii) Disputed Liabilities in Appeal		
- Sales Tax and VAT	**52.05**	13.76
- Excise and Service Tax	**2.08**	2.08
- Entry Tax and Octroi	**1.55**	1.18
- Other Litigations	**0.30**	0.40
(iii) Guarantees given by the Company on behalf of its Subsidiaries	**2,536.64**	5,741.28
(iv) Guarantees given by the Company on behalf of other companies for business purpose	**461.99**	145.97

9 Deferred Tax Assets and Liabilities

The Company being in the business of Telecommunication Services, Broadband Network and Internet Services, are eligible for deduction under Section 80IA (Tax Holiday) of the Income Tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during Tax Holiday Period, the same is not recognised in books of accounts as at 31st March, 2010 as per the Accounting Standard ("AS") 22 of "Accounting for Taxes on Income" as referred to in Accounting Standard Rules. Following the principle of prudence, the Company has not recognised Defered Tax Asset in respect of debits for equalised lease rentals.

10 Auditors' Remuneration (Excluding service tax)

(Rs. in crore)

	31st March, 2010	31st March, 2009
Statutory Audit	**6.20**	6.20
Certification and Other Services	**1.00**	0.50
Out of Pocket Expenses	**0.16**	0.16
	7.36	6.86

11 (i) Expenditure in Foreign Currency

Professional and Technical Fees	**13.72**	31.01
Long Distance Operations	**585.31**	626.11
Interest on Foreign Currency Term Loans	**200.10**	360.72
Salary	-	4.58
Others	**139.47**	91.45

(Rs. in crore)

			31st March, 2010		31st March, 2009
	(ii) **Dividend in Foreign Currency**				
	Dividend relating to 2008-09 remitted in Foreign Currency during the year		**0.06**		0.06
	No. of Non resident Equity Shareholders		**809**		939
	No. of Equity Shares held by them		**7,62,681**		7,64,525
12	**Earnings in Foreign Currency**				
	Long Distance Operations		**849.05**		1,312.89
	Interest and Other Income		**0.09**		80.65
13	(i) **Value of Imports on CIF basis**				
	Capital Goods		**269.37**		2,663.72
	Stores and Spares		**68.14**		239.76
	(ii) **Consumption of Stores and Spares**				
	Imported		-		0.03
	Indigenous		**50.39**		29.92
14	(i) **Managerial/ Directors' Remuneration**				
	Salaries	0.70		0.66	
	Contribution to Provident Fund	0.03		0.03	
	Provision for Gratuity	0.01	**0.74**	0.01	0.70
	Commission to Non Executive Directors (Refer Note 7(i), Schedule Q)		**0.60**		0.60
			1.34		1.30

(ii) **Computation of Net Profit u/s 349 of the Companies Act, 1956**

(Rs. in crore)

		31st March, 2010		31st March, 2009
Profit After Tax		**478.93**		4,802.67
Add :				
Depreciation as per the Companies Act, 1956	1,511.24		1,933.51	
Provision for Taxation	140.54		12.40	
Managerial Remuneration	1.34		1.30	
		1,653.12		1,947.21
Less :				
Depreciation as per the Companies Act, 1956	1,511.24		1,933.51	
Profit on Demerger of assets	-		3,063.43	
Profit on Buy back of FCCBs	24.49	**1,535.73**	79.61	5,076.55
Profit calculated as per Section 349		**596.32**		1,673.33
Maximum amount permissible @ 3 %		**17.37**		48.74
Amount provided there against (Refer Note 7(i), Schedule Q)		**0.60**		0.60

15 Operating Lease

The Company's significant leasing arrangements are in respect of operating leases for premises and network sites. These lease agreements provide for cancellation by either parties thereto as per the terms and conditions of the agreements. The Company has been the lessee in respect of Optic Fibres and in respect of this lease, lease rent of Rs. 1,141.00 crore, (Previous year Rs. 903.00 crore) including Rs.1,129.00 crore (Previous year Rs. 893.00 crore) not leviable for the year as per the lease agreement, has been recognised on a straight line basis as Network Expenses and corresponding amount is included in Sundry Creditors.

(Rs. in crore)

		As at 31st March, 2010	As at 31st March, 2009
	Estimated future minimum payments under non cancellable operating leases		
(i)	Not later than one year	**12.00**	12.00
(ii)	Later than one year and not later than five years	**6,687.00**	4,478.00
(iii)	Later than five years	**4,450.00**	6,671.00

16 Particulars of Derivative Instruments

Particulars of Derivative Instruments acquired for hedging	**For the year ended 31st March, 2010**			For year ended 31st March, 2009		
	No. of Instruments	**Value (USD crore)**	**Value (Rs. in crore)**	No. of Instruments	Value (USD crore)	Value (Rs. in crore)
Principal Only Swap	**12**	**22.42**	**1,011.81**	6	6.00	304.32
Currency Swaps	**-**	**-**	**-**	7	7.40	375.13
Interest Rate Swaps FC	**39**	**88.40**	**3,990.38**	23	119.50	6,061.04
Interest Rate Swaps INR	**25**	**17.17**	**775.00**	28	16.76	850.00
Options FC	**13**	**50.92**	**2,298.34**	22	63.80	3,236.12
Options INR	**1**	**2.00**	**90.28**	2	15.00	760.80

No derivative instruments are acquired for speculation purpose.

In respect of Foreign Currency Swap and Interest Rate Swap transactions, which are linked with LIBOR rates and exchange rate during the period of contract, gains/ losses, if any, are recognised on the settlement day or the reporting day, whichever is earlier, at the rate prevailing on respective day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are USD 338.30 crore (Previous year USD 200.60 crore), equivalent to Rs. 15,269.00 crore (Previous year Rs.10,173.89 crore)

Above exposure status does not include the effects of accruals.

The unamortized premium of Buyers' Credit to be recognised is Rs. 1.58 crore (Previous year Rs.14.71 crore) for one or more subsequent accounting periods.

17 Export Commitments

The Company has obtained Licences/ authorisations under the Export Promotion Capital Goods (EPCG) Scheme for importing capital goods at a concessional rate of customs duty against submission of bonds. Under the terms of the respective Licences/ authorisations, the Company is required to export goods of FOB value equivalent to or more than, eight times the amount of duty saved in respect of such Licences/ authorisations, where export obligation has been refixed by the order of Director General Foreign Trade, Ministry of Commerce and Industry, Government of India, as applicable.Balance export obligations outstanding as on 31st March, 2010 under the aforesaid Licences/ authorisations is Rs. 494.40 crore (Previous year Rs. 775.00 crore).

18 Segment Performance

Disclosure as per Accounting Standard ("AS") 17 "Segment Reporting" is reported in Consolidated Accounts of the Company. Therefore, the same has not been separately disclosed in line with the provisions of AS.

19 Employee Benefits

Gratuity : In accordance with the applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) for all its employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on respective employee's last drawn salary and for the years of employment with the Company.

The following table sets out the status of the Gratuity Plan as required under Accounting Standard ("AS") 15 (Revised) "Employee Benefits" (Revised).

(i) Reconciliation of opening and closing balances of the present value of the defined benefit obligation

(Rs. in crore)

	Particulars	Gratuity * As at 31st March, 2010	Gratuity * As at 31st March, 2009	Leave Encashment As at 31st March, 2010	Leave Encashment As at 31st March, 2009
	Obligation at beginning of the year	**29.18**	23.24	**97.68**	100.12
	Service Cost	**7.62**	6.45	**2.12**	45.51
	Interest Cost	**2.04**	2.09	**5.94**	5.11
	Actuarial (gain)/ loss	**(4.24)**	(0.02)	**11.68**	1.25
	Benefits Paid	**(4.47)**	(2.58)	**(36.89)**	(54.31)
	Obligation at end of the year	**30.13**	29.18	**80.53**	97.68
	* Defined benefit obligation liability is wholly funded by the Company				
(ii)	Change in plan assets				
	Plan assets at the beginning of the year, at fair value	**21.23**	23.58	**-**	-
	Expected return on plan assets	**1.49**	2.12	**-**	-
	Actuarial gain/ (loss)	**2.46**	(1.95)	**-**	-
	Contributions	**8.13**	0.06	**36.89**	54.31
	Benefits	**(4.47)**	(2.58)	**(36.89)**	(54.31)
	Plan assets at the end of the year at fair value	**28.84**	21.23	**-**	-
(iii)	Reconciliation of present value of the obligation and the fair value of the plan assets				
	Fair value of plan assets at the end of the year	**28.84**	21.23	**-**	-
	Present value of the defined benefit obligation at the end of the year	**30.13**	29.18	**80.53**	97.68
	Liability recognized in the Balance Sheet	**1.29**	7.95	**80.53**	97.68
(iv)	Cost for the period				
	Service Cost	**7.62**	6.45	**2.12**	45.51
	Interest Cost	**2.04**	2.09	**5.94**	5.11
	Expected return on plan assets	**(1.49)**	(2.12)	**NA**	NA
	Actuarial (gain)/ loss	**(6.70)**	1.93	**11.68**	1.25
	Net Cost	**1.47**	8.35	**19.74**	51.87
(v)	Investment details of plan assets				
	100% of the plan assets are invested in Balanced Fund Instruments				
(vi)	Actual return on plan assets	**3.95**	0.17	**-**	-
(vii)	Experience Adjustment				
	On Plan Liabilities	**(2.33)**	0.81	**-**	-
	On Plan Assets	**2.46**	(1.95)	**-**	-
(viii)	Assumptions				
	Interest rate	**7.50%**	7.00%	**7.50%**	7.00%
	Estimated return on plan assets	**7.50%**	7.00%	**7.50%**	7.00%
	Salary growth rate	**6.00%**	6.00%	**6.00%**	6.00%

The estimates, of future salary increases, considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

(ix) Particulars of the amounts for the year and previous years

	Gratuity For the year ended 31st March			
	2010	2009	2008	2007
Present Value of benefit obligation	**30.13**	29.18	23.24	14.60
Fair value of plan assets	**28.84**	21.23	23.58	11.06
Excess of obligation over plan assets (plan assets over obligation)	**1.29**	7.95	(0.34)	3.54

Provident Fund : The guidance on implementing Accounting Standards ("AS") 15 "Employee Benefits" (revised 2005) issued by the ICAI states that the benefits involving employer established Provident Fund, which require interest shortfalls to be recompensed are to be considered defined benefit plans. The actuary of the Company has expressed his inability to reliably measure provident fund liabilities as the guidance note from Actuarial Society of India is yet to be issued. Accordingly, the Company is unable to provide the related information.

20 Disclosure under Micro, Small and Medium Enterprises Development Act, 2006

Under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED) which came into force from 2nd October 2006, certain disclosures are required to be made relating to Micro, Small and Medium Enterprises (MSME). On the basis of the information and records available with the Company, the following disclosures are made for the amounts due to the Micro and Small Enterprises.

(Rs. in crore)

		As at 31st March, 2010	As at 31st March, 2009
(i)	Principal amount due to any supplier as at the year end	**19.94**	28.18
(ii)	Interest due on the principal amount unpaid at the year end to any supplier	**1.00**	0.45
(iii)	Amount of Interest paid by the Company in terms of Section 16 of the MSMED, along with the amount of the payment made to the supplier beyond the appointed day during the accounting year	**-**	-
(iv)	Payment made to the enterprises beyond appointed date under Section 16 of MSMED	**74.45**	13.31
(v)	Amount of Interest due and payable for the period of delay in making payment, which has been paid but beyond the appointed day during the year, but without adding the interest specified under MSMED	**0.25**	0.26
(vi)	The amount of interest accrued and remaining unpaid at the end of each accounting year; and	**1.25**	0.71
(vii)	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest due as above is actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of the MSMED.	**0.71**	0.33

21 Earnings per Share (EPS)

		For the year ended 31st March, 2010	For the year ended 31st March, 2009
	Basic and Diluted EPS before adjustment of Amalgamation/ Arrangement and Exceptional Items		
(i)	Profit/ (Loss) attributable to Equity Shareholders (Rs. in crore) (used as numerator for calculating Basic EPS)	**497.28**	1,342.84
(ii)	Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**497.28**	1,342.84
(iii)	Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,06,40,26,881**	2,06,40,26,881
(iv)	Add : Effect of potential Equity Shares to be issued under FCCBs	**8,91,38,933**	9,11,20,244
(v)	Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,15,31,65,814**	2,15,51,47,125
(vi)	Basic EPS of Rs. 5 each (Rs.)	**2.41**	6.51
(vii)	Diluted EPS of Rs. 5 each (Rs.)	**2.31**	6.23
	Basic and Diluted EPS after adjustment of Amalgamation/ Arrangement and Exceptional Items		
(i)	Profit/ (Loss) attributable to Equity Shareholders (Rs. in crore) (used as numerator for calculating Basic EPS)	**478.93**	4,802.67
(ii)	Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**478.93**	4,802.67
(iii)	Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,06,40,26,881**	2,06,40,26,881
(iv)	Add : Effect of potential Equity Shares to be issued under FCCBs	**8,91,38,933**	9,11,20,244
(v)	Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,15,31,65,814**	2,15,51,47,125
(vi)	Basic EPS of Rs. 5 each (Rs.)	**2.32**	23.27
(vii)	Diluted EPS of Rs. 5 each (Rs.)	**2.22**	22.28

22 Loans and Advances in the nature of loans to Subsidiary Companies

(Rs. in crore)

Sr. No.	Name of the Company	**As at 31st March, 2010**	As at 31st March, 2009	**Maximum Balance during the year**	Maximum Balance during the previous year
(i)	Reliance Gateway Net Limited	-	-	-	977.67
(ii)	Reliance Webstore Limited	**308.24**	460.88	**552.67**	951.04
(iii)	Netizen Rajasthan Limited	**7.20**	7.20	**7.20**	7.20
(iv)	Gateway Net Trading Pte. Limited	-	10.14	**10.14**	10.14
(v)	Reliance Telecom Limited	**3,571.08**	7,879.49	**8,635.81**	7,893.71
(vi)	Campion Properties Limited	**114.62**	90.83	**114.62**	90.83
(vii)	Reliance Communications Infrastructure Limited	**1,617.49**	1,627.93	**3,204.51**	3,765.01
(viii)	Reliance Infocomm Infrastructure Private Limited	**545.37**	767.30	**793.53**	1,175.64
(ix)	Reliance Big TV Limited	**268.87**	137.83	**400.12**	193.11
(x)	Reliance Infratel Limited	**5,942.18**	6,975.21	**7,322.32**	6,975.21
(xi)	Reliance Tech Services Private Limited	**15.27**	3.63	**44.27**	65.63
		12,390.32	17,960.44	**21,085.19**	22,105.19

Loans and Advances to subsidiaries except Reliance Telecom Limited and Reliance Infratel Limited are interest free loans, where there is no repayment schedule and are repayable on demand.

23 Employee Stock Option Scheme

The Company operates two Employee Stock Option Plans; ESOS Plan 2008 and ESOS Plan 2009, which cover eligible employees of the Company, the Holding Company and its Subsidiaries. ESOS Plans are administered through an ESOS Trust. The vesting of the options is on the expiry of one year from the date of grant as per Plan under the respective ESOS(s). In respect of Options granted, the accounting value of Options (based on market price of the share on the date of the grant of the option) is accounted as deferred employee compensation, which is amortised on a straight line basis over the vesting period. Each Option entitles the holder thereof to apply for and be allotted/ transferred one Equity Share of the Company of Rs. 5 each upon payment of the exercise price during the exercise period. The maximum exercise period is 10 years from the date of grant of options.

The Company has established a Trust for the implementation and management of ESOS for the benefit of its present and future employees. Advance of Rs. 331.16 crore (Previous year Rs.159.00 crore) has been granted to the Trust. Rs. 331.00 crore (Previous year Rs. 154.91 crore) has been utilised by the Trust for purchasing 1.67 crore (0.92 crore) Equity Shares during the period upto 31st March, 2010.

Amounts earlier charged in respect of surrendered Options under ESOS Plan 2008 amounting to Rs. 6.65 crore (Previous year charge of Rs. 7.47 crore) has been reversed during the year and reflected as Exceptional Item in Profit and Loss Account. No amount is chargeable in respect of Options granted under ESOS Plan 2009.

Particulars	**Employees Stock Option Plans**			
	ESOS Plan 2008		**ESOS Plan 2009**	
	Number of Options	**Weighted average exercise price (Rs.)**	**Number of Options**	**Weighted average exercise price (Rs.)**
Number of Options Outstanding at the beginning of the year	16,07,320	394.06	1,12,78,995	206.00
Number of Options granted	Nil	-	Nil	-
Number of Options vested	16,07,320	394.06	1,12,78,995	206.00
Total number of Options exercised	Nil	-	Nil	-
Total number of Options forfeited/ lapsed	4,85,109	404.15	19,55,780	206.00
No of Options outstanding at the end of the year	11,22,211	389.70	93,23,215	206.00

If the entity would have estimated fair value computed on the basis of Black-Scholes pricing model, the compensation cost for the year ended 31st March, 2010 for ESOS Plan 2008 and ESOS Plan 2009 would have been higher by Rs. 3.56 crore and Rs.12.26 crore respectively. The key assumptions used to estimate the fair value of options are given below.

Particulars	ESOS Plan 2008	ESOS Plan 2009
Risk-free interest rate	8.01%	8.12%
Expected life	8 years	9 years
Expected volatility	56.26%	56.26%
Expected dividend yield	0.47%	0.47%
Price of the underlying share in market at the time of option granted	Rs. 541.15	Rs. 174.00

24 Exceptional Items

Exceptional Items consist of write back of charges of Rs.6.65 crore (Previous year a charge of Rs. 7.47 crore) of Options which have lapsed under ESOS Plan 2008 as mentioned in Note 23 above and Stamp Duty of Rs. 25.00 crore paid by the Company on conveyancing of the assets pursuant to the Schemes approved during the year by the Hon'ble High Court. Exceptional Items during the previous year ended on 31st March, 2009 included Rs. 404.03 crore relatable to the period ended upto 31st March, 2008, being the difference arising on restating, on the basis of closing rate of foreign currency as at 31st March, 2009, the foreign currency denominated Redeemable Preference Shares of its subsidiaries Reliance Globalcom BV (RGBV) and Gateway Net Trading Pte. Limited as required by Accounting Standard ("AS") 11 "Effects of changes in foreign exchange rates" and Rs. 3,063.27 crore, being the Profit on transfer of OFC Undertaking under the Scheme of Arrangement.

25 Recovery of Expenses

Expenses under the heads Provision for Employees Cost and Other Expenses are net of recoveries for common cost from Reliance Communications Infrastructure Limited (RCIL), a Wholly Owned Subsidiary of the Company. Such amounts recovered for the year amount to Rs. 116.86 crore (Previous year Rs. 133.05 crore) for Employee Cost and Rs. 506.91crore (Previous year Rs.500.28 crore) for Sales and General Administrative Expenses comprising of Rs. 81.00 crore (Previous year Rs. 87.50 crore) for Advertising Expenses, Rs. 339.62 crore (Previous year Rs. 332.10 crore) for Customer Acquisition and Customer Care, Rs.86.29 crore (Previous year Rs. 80.68 crore) for Hire charges. Similarly, the amount recovered from Reliance Infratel Limited (RITL), a subsidiary of RCIL for the year includes Rs. 17.75 crore (Previous year Rs. Nil) for Employee Cost and Rs. 35.76 crore (Previous year Rs. Nil) for Sales and General Administration Expenses. The Company has also collected interest, equivalent to its cost of funds, from Reliance Communications Infrastructure Limited Rs. Nil (Previous year Rs. 116.72 crore), Reliance Infratel Limited and Reliance Telecom Limited amounting to Rs. 250.55 crore (Previous year Rs. Nil) and Rs. 230.96 crore (Previous year Rs. 445.17 crore) respectively for the year ended 31st March, 2010.

26 Licence Fees

The Company accounts for its liabilities in respect of Licence Fees payable by way of Revenue Share to be computed on the Gross Revenue of the Company after taking into account the decision of the Telecom Disputes Settlement And Appellate Tribunal (the TDSAT) dated 30th August, 2007 specifying that revenues not related to UAS and Other Licences under which the Company operates are not to be included in the computation of Revenue Share. The TDSAT has, by its decision dated 26th March, 2009 applied the said decision dated 30th August, 2007 to the Company. The decision of the TDSAT is the subject matter of Appeal pending before the Supreme Court. No provision is considered necessary in this regard.

27 Special Audit

Pursuant to the Telecom Licence Agreement, the Department of Telecommunications (DoT) directed audits of various Telecom companies including of the Company. The Special Auditors appointed by DoT were required to verify records of the Company and some of its subsidiaries for the years ended 31st March, 2007 and 31st March, 2008 relating to Licence fees and revenue share. The report of the Special Auditor's alleging a shortfall of Licence fee and revenue share of Rs.316.00 crore is mala fide and is in the Company's opinion biased and full of errors and inaccuracies. Criminal complaints filed by the Company against the wrongful leaking of the Report are being investigated by the Police. The Institute of Chartered Accountants of India (ICAI) is investigating the professional and other misconduct of the Special Auditors. The Company has also made presentations and representations to DoT on the observations of the Special Auditor. The Company is advised that based inter alia on current understanding of the regulation by the industry and judicial pronouncements directly applicable to the issues raised in the Special Audit report, all of which have not been properly considered nor appreciated in the Report, no provision is required in the accounts of the Company.

28 Financial Statements of Subsidiary Companies

The Ministry of Corporate Affairs, Government of India vide its letter No.47/60/2010-CL-III dated 7th May, 2010 issued under Section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the Balance Sheets, Profit and Loss Accounts, Cash Flow Statements and other documents of its subsidiaries under Section 212(1) of the Companies Act, 1956. As per the approval, key details of each subsidiary are attached.

29 Related Parties

As per Accounting Standard ("AS") 18, "Related Party Disclosures" prescribed under the Accounting Standard Rules, the disclosure of transactions with the related parties are given below.

A List of Related Parties: where control exists

Sr. No.	Name of the Subsidiary Companies (direct and step down subsidiaries)
1	Reliance Communications Infrastructure Limited
2	Reliance Telecom Limited
3	Reliance Infocomm Infrastructure Private Limited
4	Reliance Digital Home Services Limited
5	Reliance WiMax Limited
6	Reliance Global IDC Limited
7	Reliance Webstore Limited
8	Campion Properties Limited
9	Reliance Mobile Limited (upto 23rd March, 2010)
10	Reliance Infratel Limited
11	Matrix Innovations Limited
12	Reliance Communications Investment and Leasing Limited
13	Netizen Rajasthan Limited
14	FLAG Access India Private Limited
15	Reliance Tech Services Private Limited
16	Reliance Big TV Limited
17	Reliance Globalcom B.V.
18	Gateway Net Trading Pte. Limited
19	Reliance Globalcom Limited
20	Reliance FLAG Pacific Holdings Limited
21	FLAG Pacific Limited
22	FLAG Telecom Singapore Pte. Limited
23	FLAG Telecom Development Limited
24	FLAG Telecom Development Services Company LLC
25	FLAGWEB Limited
26	FLAG Telecom Network Services Limited
27	Reliance FLAG Telecom Ireland Limited
28	FLAG Telecom Japan Limited
29	FLAG Telecom Servizi Italia SpA
30	FLAG Telecom Network USA Limited
31	FLAG Telecom Belgium Network SA
32	FLAG Telecom Espana Network SAU
33	FLAG Telecom Group Services Limited
34	FLAG Telecom Asia Limited
35	FLAG Telecom Deutschland GmbH
36	FLAG Telecom Nederland B.V.
37	FLAG Telecom Hellas AE
38	FLAG Atlantic UK Limited
39	Reliance FLAG Atlantic France SAS
40	FLAG Telecom Taiwan Services Limited
41	FLAG Holdings (Taiwan) Limited - Board Control
42	FLAG Telecom Taiwan Limited
43	FLAG Telecom Ireland Network Limited
44	Reliance Communications, Inc.
45	Reliance Communications International, Inc.
46	Reliance Communications Canada, Inc.
47	Bonn Investment, Inc. (formerly Reliance Netway, Inc.)
48	Reliance Communications (UK) Limited
49	Reliance Communications (Hong Kong) Limited
50	Reliance Infocom, Inc.
51	Reliance Communications (Singapore) Pte. Limited
52	Reliance Communications (New Zealand) Pte. Limited
53	Reliance Communications (Australia) Pty. Limited
54	Seoul Telenet, Inc. - Board Control
55	RCOM Malaysia SDN. BHD.
56	Reliance Telecom Infrastructure (Cyprus) Holdings Limited - Board Control
57	Lagerwood Investments Limited - Board Control
58	Reliance Globalcom (UK) Limited
59	Euronet Spain SA
60	Net Direct SA (Proprietary) Limited
61	Vanco (Shanghai) Co. Limited
62	Vanco ApS
63	Vanco (Asia Pacific) Pte. Limited
64	Vanco Australasia Pty. Limited
65	Vanco Benelux B.V.
66	Vanco B.V.
67	Vanco Deutschland GmbH
68	Vanco EpE
69	Vanco Sp Zoo
70	Vanco Euronet Sro
71	Vanco Global Limited
72	Vanco GmbH
73	Reliance Vanco Group Limited
74	Vanco Hong Kong Solutions Limited
75	Vanco International Limited
76	Vanco Japan KK
77	Vanco Net Direct Limited
78	Vanco Net Direct Limited, Ireland
79	Vanco NV
80	Vanco ROW Limited
81	Vanco SAS
82	Vanco Solutions, Inc.

Sr. No.	Name of the Subsidiary Companies (direct and step down subsidiaries)
83	Vanco South America Ltda
84	Vanco Srl
85	Vanco Sweden AB
86	Vanco Switzerland AG
87	Vanco UK Limited
88	Vanco US LLC
89	VNO Direct Limited
90	WANcom GmbH
91	Anupam Global Soft (U) Limited
92	Reliance Globalcom Services, Inc.
93	Yipes Holdings, Inc.
94	YTV, Inc.
95	Yipes Systems, Inc.
96	Reliance WiMax World BVI
97	Reliance WiMax World B.V.
98	Reliance WiMax World Limited
99	Reliance WiMax World LLC
100	Reliance WiMax Congo-Brazzaville B.V.
101	Reliance WiMax Guinea B.V.
102	Access Guinea SARL
103	Interconnect Brazzaville S.A.
104	Reliance WiMax Sierra Leone B.V.
105	Equatorial Communications Limited
106	Reliance WiMax Cameroon B.V.
107	Equatorial Communications SARL
108	Reliance WiMax D.R.C. B.V. (w.e.f. 1st April, 2009)
109	Reliance WiMax Gambia B.V. (w.e.f. 21st April, 2009)

Sr. No.	Name of the Subsidiary Companies (direct and step down subsidiaries)
110	Reliance WiMax Mauritius B.V. (w.e.f. 1st April, 2009)
111	Reliance WiMax Mozambique B.V. (w.e.f. 21st April, 2009)
112	Reliance WiMax Niger B.V. (w.e.f. 1st April, 2009)
113	Reliance WiMax Zambia B. V. (w.e.f. 1st April, 2009)
114	Access Bissau LDA (w.e.f. 1st April, 2009)
115	Global Innovative Solutions Private Limited (w.e.f. 4th September, 2009)
116	Reliance Gateway Net Limited (upto 13th July, 2009)
	Holding Company
117	Reliance Innoventures Private Limited
118	AAA Communication Private Limited (ceased to be the Holding Company w.e.f. 09th October, 2009)
	Individuals
	Promoters
119	Shri Anil D. Ambani, the person having control during the year
	Manager
120	Shri Hasit Shukla
B	**List of Other Related Parties; where there have been transactions**
	Associate Companies
1	Mumbai Metro Transport Private Limited (w.e.f. 18th January, 2010)
2	Warf Telecom International Private Limited
	Fellow Subsidiaries
3	Reliance Capital Limited
4	Reliance General Insurance Company Limited

Disclosure in respect of transactions which are more than 10% of the total transactions of the same type with a related party during the year

1 Fixed assets acquired during the year include Rs.38.97 crore from Reliance Tech Services Private Limited and Rs. 238.94 crore from Reliance Infratel Limited. Also during the year, the Company has transferred fixed assets pertaining to passive infrastructure of Rs. 452.19 crore and Capital Work-in-Progress of Rs. 436.89 crore to Reliance Infratel Limited *(Previous year - Fixed assets acquired during the year include Rs. 5.01 crore from Reliance FLAG Atlantic France SAS, Rs. 43.34 crore from Reliance Tech Services Private Limited and Rs. 932.87 crore from Reliance Infratel Limited).*

2 Loans and Advances include loan granted during the year of Rs. 15,496.03 crore to Reliance Communications Infrastructure Limited, Rs.137.18 crore to Reliance Webstore Limited, Rs.802.66 crore to Reliance Infratel Limited, Rs.326.13 crore to Reliance Big TV Limited, Rs. 56.37 crore to Reliance Infocomm Infrastructure Private Limited, Rs.57.24 crore to Reliance Tech Services Private Limited, Rs.25,485.59 crore to Reliance Telecom Limited, Rs.23.80 crore to Campion Properties Limited and repaid during the year Rs.15,506.48 crore by Reliance Communications Infrastructure Limited, Rs. 289.82 crore by Reliance Webstore Limited, Rs.195.08 crore by Reliance Big TV Limited, Rs.29,794.00 crore by Reliance Telecom Limited, Rs. 1,835.69 crore by Reliance Infratel Limited, Rs.45.60 crore by Reliance Tech Services Private Limited , Rs.10.14 crore by Gateway Net Trading Pte. Limited and Rs.278.30 crore by Reliance Infocomm Infrastructure Limited. *(Previous year - Loans and Advances include loan granted during the year of Rs. 1,554.21 crore to Reliance Telecom Limited, Rs.27,340.47 crore to Reliance Communications Infrastructure Limited, Rs. 890.79 crore to Reliance Webstore Limited, Rs. 31.46 crore to Campion Properties Limited, Rs. 2,543.54 crore to Reliance Infratel Limited, Rs. 206.49 crore to Reliance Big TV Limited, Rs. 793.02 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 71.89 crore to Reliance Tech Services Private Limited and Rs. 6,718.94 crore, as per the Scheme of Arrangement, to Reliance Infratel Limited and repaid during the year Rs. 28,073.13 crore by Reliance Communications Infrastructure Limited,*

Rs. 1,327.27 crore by Reliance Webstore Limited, Rs. 1,201.36 crore by Reliance Infocomm Infrastructure Private Limited, Rs. 146.78 crore by Reliance Big TV Limited, Rs. 1,780.12 crore by Reliance Telecom Limited, Rs. 2,287.27 crore by Reliance Infratel Limited, Rs.68.25 crore by Reliance Tech Services Private Limited and converted into Equity Shares of Rs. 977.62 crore by Reliance Gateway Net Limited.).

3 Sundry Debtors include Rs.303 crore from Reliance Communications, Inc., Rs.14.20 crore from FLAG Telecom Ireland Network Limited, Rs.46.08 crore from Reliance Communications Infrastructure Limited, Rs.42.43 crore from Reliance Communications International, Inc., Rs.0.94 crore from Reliance Communications Canada, Inc., Rs.92.20 crore from Reliance Telecom Limited, Rs.24.65 crore from Reliance Big TV Limited and Rs.21.69 crore from Reliance Webstore Limited. *(Previous year - Sundry Debtors include Rs. 298.53 crore from Reliance Communications, Inc., Rs. 99.67 crore from FLAG Telecom Ireland Network Limited, Rs. 42.28 crore from Reliance Communications Infrastructure Limited, Rs. 61.03 crore from Reliance Communications International, Inc., Rs. 4.57 crore from Reliance Communications Canada, Inc., Rs. 0.20 crore from Reliance WiMax Limited, Rs. 47.96 crore from Reliance Telecom Limited and Rs. 6.94 crore from Reliance Big TV Limited).*

4 Loans include Rs.268.87 crore to Reliance Big TV Limited, Rs.1,617.49 crore to Reliance Communications Infrastructure Limited, Rs. 545.37 crore to Reliance Infocomm Infrastructure Private Limited, Rs.308.24 crore to Reliance Webstore Limited, Rs.7.20 crore to Netizen Rajasthan Limited,Rs. 3,571.08 crore to Reliance Telecom Limited,Rs. 114.62 crore to Campion Properties Limited, Rs. 5,942.18 crore to Reliance Infratel Limited, Rs.15.27 crore to Reliance Tech Services Private Limited and Advances include Rs. 1,425.88 crore to Reliance Communications Infrastructure Limited. *(Previous year-Advances include Rs. 18.16 crore to Reliance Big TV Limited, Rs. 23.58 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 21.53 crore to Reliance Flag Atlantic France SAS, Rs. 0.08 crore to Reliance Communications Investment and Leasing Limited, Rs. 1,582.78 crore to Reliance Communications Infrastructure Limited,Rs. 6.62 crore to Alcatel-Lucent Managed Solutions India Private Limited, a Joint Venture (JV) and Rs. 20.95 crore to Reliance General Insurance Company Limited).*

5 Sundry Creditors include Rs. 40.63 crore to Reliance FLAG Atlantic France SAS, Rs.1,036.00 crore to Reliance Infratel Limited, Rs.25.84 crore to Reliance Communications (UK) Limited, Rs.18.24 crore to Reliance Tech Services Private Limited, Rs.3.72 crore to Reliance Infocom, Inc., Rs. 8.37 crore to Gateway Net Trading Pte. Limited Rs.20.31crore to Reliance Infocomm Infrastructure Private Limited, Rs. 63.66 crore to Alcatel-Lucent Managed Solutions India Private Limited, a JV. *(Previous year - Sundry Creditors include Rs. 234.99 crore to Reliance FLAG Atlantic France SAS, Rs. 1,265.36 crore to Reliance Infratel Limited, Rs. 9.95 crore to Reliance Webstore Limited, Rs. 12.43 crore to Reliance Communications (UK) Limited, Rs. 15.87 crore to Reliance Tech Services Private Limited, Rs. 4.15 crore to Reliance Infocom, Inc., Rs. 17.94 crore to Gateway Net Trading Pte. Limited. Rs. 0.47 crore to Reliance Communications, Inc., Rs. 0.63 crore to Reliance Communications International, Inc., Rs. 0.12 crore to Reliance WiMax Limited, Rs. 3.41 crore to Reliance Capital Limited and Rs. 14.61 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 36.88 crore to Alcatel-Lucent Managed Solutions India Private Limited, a JV).*

6 Turnover includes Rs.596.35 crore from Reliance Communications Infrastructure Limited, Rs.342.37 crore from Reliance Communications Inc., Rs. 111.41 crore from Reliance Communications, International, Inc., Rs. 42.47 crore from Reliance Webstore Limited, Rs. 15.10 crore from Flag Telecom Ireland Network Limited, Rs.4.05 crore from Reliance Communications Canada, Inc., Rs. 21.51 crore from Reliance Big TV Limited and Rs.462.52 crore from Reliance Telecom Limited. *(Previous year - Turnover includes Rs. 476.19 crore from Reliance Communications Infrastructure Limited, Rs. 596.17 crore from Reliance Communications, Inc., Rs. 227.16 crore from Reliance Communications International, Inc., Rs. 76.04 crore from Reliance Webstore Limited, Rs. 22.82 crore from Flag Telecom Ireland Network Limited, Rs. 4.91 crore from Reliance Communications Canada, Inc., Rs. 0.62 crore from Reliance WiMax Limited, Rs. 8.83 crore from Reliance Big TV Limited, Rs. 313.65 crore from Reliance Telecom Limited and Rs. 1.47 crore from Reliance Communications (UK) Limited).*

7 Expenditure includes Access Charges: Rs. 149.38 crore to Reliance Communications, Inc., Rs. 137.87 crore to Reliance Telecom Limited, Network Operation Expenses: Rs.4,946.47 crore to Reliance Infratel Limited, Rs. 67.18 crore to Reliance FLAG Atlantic France SAS, Rs.6.86 crore to Reliance Communications Infrastructure Limited and Rs.17.69 crore to Reliance Communications (UK) Limited. Selling and Marketing expenses: Rs.132.45 crore to Reliance Communications Infrastructure Limited, Rs. 142.06 crore to Reliance Webstore Limited. General and Administrative Expenses: Rs. 195.33 crore to Reliance Communications Infrastructure Limited, Rs. 51.19 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 18.04 crore to Reliance Tech Services Private Limited, Rs.154.26 crore to Alcatel-Lucent Managed Solutions India Private Limited, Rs. 23.09 crore to Reliance General Insurance Company Limited. Rent, Rates and Taxes: Rs. 2.63 crore to Reliance Capital Limited. Finance Charges includes Rs. 326.20 crore received from Reliance Infratel Limited, Rs.6.03 crore to Reliance Webstore Limited and Rs.230.96 crore from Reliance Telecom Limited.

Expenditure under the heads Provision for Employees Cost and Other Expenses are net of recoveries for common cost from Reliance Communications Infrastructure Limited, a Wholly Owned Subsidiary of the Company (Refer Note 25, Schedule Q).

(Previous year-Expenditure includes Access Charges: Rs. 83.85 crore to Reliance Communications, Inc., Rs. 91.11 crore to Reliance Telecom Limited. Network Operation Expenses: Rs.2,749.23 crore to Reliance Infratel Limited, Rs. 120.85 crore to Reliance FLAG Atlantic France SAS, Rs. 1.27 crore to Reliance Telecom Limited, Rs.3.92 crore to Reliance Communications Infrastructure Limited and Rs.0.95 crore to Reliance Communications (UK) Limited. Selling and Marketing expenses: Rs. 87.26 crore to Reliance Communications Infrastructure Limited, Rs. 171.04 crore to Reliance Webstore Limited. General and Administrative Expenses: Rs. 171.07 crore to Reliance Communications Infrastructure Limited, Rs. 43.51 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 15.18 crore to Reliance Tech Services Private Limited, Rs.63.38 crore to Alcatel-Lucent Managed Solutions India Private Limited, a JV and Rs.17.20 crore to Reliance General Insurance Company Limited. Professional Fees: Rs. 1.09 crore to Reliance Infocom, Inc. Rent, Rates and Taxes: Rs. 5.87 crore to Reliance Capital Limited. Finance Charges include Rs. 445.17

crore receivable from Reliance Telecom Limited and Rs. 116.72 crore receivable from Reliance Communications Infrastructure Limited).

8 Financial Guarantee issued includes Rs. 69.80 crore to Reliance Globalcom B.V. *(Previous year - Rs. 69.80 crore to Reliance Globalcom B.V.).*

9 Corporate Guarantee issued includes Rs. 934.28 crore to Reliance Infratel Limited, Rs.330.18 crore to Gateway Net Trading Pte. Limited, Rs. 949.25 crore to Reliance Telecom Limited, *(Previous year-Corporate Guarantee issued to the Banks include Rs.102.00 crore for Reliance Telecom Limited, Rs. 3,123.93 crore for Reliance Infratel Limited, Rs. 2,422.20 crore for Gateway Net Trading Pte. Limited).*

10 The Company has collected interest, equivalent to its cost of funds, from Reliance Infratel Limited and Reliance Telecom Limited amounting to Rs. 326.20 crore and Rs. 230.96 crore respectively. *(Previous year-The Company has collected interest, equivalent to its cost of funds, from Reliance Communications Infrastructure Limited and Reliance Telecom Limited amounting to Rs. 116.72 crore and Rs. 445.17 crore respectively).*

Transactions with Related Parties during the period 1st April, 2009 to 31st March, 2010

(Figures in bracket represent that of Previous year)

(Rs. in crore)

Sr. No	Nature of Transactions	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
(A)	**Investments**					
	Balance as at 1st April, 2009	**31,342.35** (13,821.84)	**22.30** (22.30)	- -	- -	**31,364.65** (13,844.14)
	Purchased/ adjusted during the year	**1,600.50** (2,130.29)	**0.01** -	- -	- -	**1,600.51** (2,130.29)
	Purchased/ adjusted during the year on account of Revaluation/Forex Revaluation	- (809.46)	- -	- -	- -	- (809.46)
	Purchased/ adjusted/ fair valued as per Scheme of Arrangement	- (16,677.19)	- -	- -	- -	- (16,677.19)
	Sold/ adjusted as per the Scheme of Arrangement during the year	**1,066.84** (2,096.43)	- -	- -	- -	**1,066.84** (2,096.43)
	Balance as at 31st March, 2010	**31,876.01** (31,342.35)	**22.31** (22.30)	- -	- -	**31,898.32** (31,364.65)
(B)	**Purchase of Assets**	**277.92** (981.23)	- -	- -	- -	**277.92** (981.23)
(C)	**Sundry Debtors**	**545.19** (561.17)	- -	- -	- -	**545.19** (561.17)
(D)	**Loans & Advances**					
	(i) Loans given					
	Balance as at 1st April, 2009	**17,960.44** (13,661.35)	- -	- -	- -	**17,960.44** (13,661.35)
	Given during the year	**42,385.00** (33,442.01)	- -	- -	- -	**42,385.00** (33,442.01)
	Given/adjusted during the year as per the Scheme of Arrangement	- (13,434.43)	- -	- -	- -	- (13,434.43)
	Repaid & Adjusted during the year	**47,955.13** (35,861.81)	- -	- -	- -	**47,955.13** (35,861.81)
	Repaid/adjusted during the year as per the Scheme of Arrangement	- (6,715.54)	- -	- -	- -	- (6,715.54)
	Balance as at 31st March, 2010	**12,390.31** (17,960.44)	- -	- -	- -	**12,390.31** (17,960.44)
	(ii) Advances	**1,501.28** (1,646.26)	- (6.62)	**0.63** (20.95)	- -	**1,501.91** (1,673.83)

(Rs. in crore)

Sr. No	Nature of Transactions	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
	(iii) Other Current Assets	**557.16**	**-**	**-**	**-**	**557.16**
		(561.89)	-	-	-	(561.89)
(E)	**Sundry Creditors**	**1,153.13**	**63.66**	**2.63**	**-**	**1,219.42**
		(1,576.52)	(36.88)	(3.41)	-	(1,616.81)
(F)	**Turnover**	**1,595.81**	**-**	**-**	**-**	**1,595.81**
		(2,289.76)	-	-	-	(2,289.76)
(G)	**Expenditure**					
	Access Charges	**287.25**	**-**	**-**	**-**	**287.25**
		(174.96)	-	-	-	(174.96)
	Network Operation Expenses	**5,049.22**	**154.26**	**-**	**-**	**5,203.48**
		(2,876.22)	-	-	-	(2,876.22)
	Selling and Marketing Expenses	**274.50**	**-**	**-**	**-**	**274.50**
		(258.30)	-	-	-	(258.30)
	General and Administration Expenses	**265.27**	**-**	**23.09**	**-**	**288.36**
		(229.76)	(63.38)	(17.20)	-	(310.34)
	Professional Fees	**0.04**	**-**	**-**	**-**	**0.04**
		(1.09)	-	-	-	(1.09)
	Rent, Rates and Taxes	**-**	**-**	**2.63**	**-**	**2.63**
		-	-	(5.87)	-	(5.87)
(H)	**Corporate Guarantee**	**2,213.71**	**-**	**-**	**-**	**2,213.71**
		(5,648.13)	-	-	-	(5,648.13)
(I)	**Person having control during the year**	**-**	**-**	**-**	**0.02**	**0.02**
	Shri Anil D. Ambani - Sitting Fees	-	-	-	(0.02)	(0.02)
(J)	**Key Managerial Person**	**-**	**-**	**-**	**0.74**	**0.74**
	Shri Hasit Shukla - Managerial Remuneration	-	-	-	(0.70)	(0.70)

30 Additional information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I. Registration Details:

Registration No.	11-147531	State Code	11
Balance Sheet Date:	31-03-2010		

II. Capital raised during the year: (Amount Rs. in thousands)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. Position of mobilisation and deployment of funds: (Amount Rs. in thousands)

Total Liabilities:	749771171.49	Total Assets:	749771171.49
Sources of Funds:		**Application of Funds:**	
Paid up Capital:	10320134.41	Net Fixed Assets:	322959984.12
Reserves and Surplus:	494668222.99	Investments:	318985974.47
Share Application Money:	NIL	Net Current Assets:	107825212.90
Secured Loans:	30000000.00	Miscellaneous Expenditure:	NIL
Unsecured Loans:	214782814.09	Profit and Loss Account:	NIL

IV. Performance of the Company: (Amount Rs. in thousands)

Net Turnover:	125117190.40	Total Expenditure:	118922471.68
Profit / (-) Loss before tax:	6194718.72	Profit / (-) Loss after tax:	4789292.03
Earnings per Share in Rs:			
- Basic	2.32	Dividend Rate (%):	17
- Diluted	2.22		

V. Generic Names of principal services of the Company:

Item Code number	NA	Product Description	TELECOMMUNIC ATION SERVICES

Cash Flow Statement for the year ended on 31st March, 2010

(Rs. in crore)

		For the year ended 31st March, 2010		For the year ended 31st March, 2009	
A	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before tax as per Profit and Loss Account		**619.47**		4,815.07
	Adjusted for :				
	Provision for Doubtful Debts	**108.78**		105.04	
	Amortisation of Intangibles and Depreciation	**1,511.24**		1,933.51	
	Exceptional and Non Recurring items				
	Discount on buyback of FCCBs	**(24.49)**		(79.61)	
	Employee compensation expenses (ESOS)	**(6.65)**		7.47	
	Revaluation of Investments	**-**		(404.03)	
	Profit on transfer of OFC Undertaking	**-**		(3,063.27)	
	Effect of foreign exchange rate change	**(2,044.98)**		(246.99)	
	Writeback of Provision towards Disputed Liabilities	**(190.52)**		-	
	Profit on sale of assets	**-**		(0.16)	
	Profit on sale of investments	**(0.24)**		-	
	Interest expenses	**1,113.13**		963.52	
	Rent income	**(2.92)**		(2.92)	
	Interest income	**(577.11)**		(572.05)	
			(113.76)		(1,359.49)
	Operating Profit before Working Capital Changes		**505.71**		3,455.58
	Adjusted for :				
	Receivables and other advances	**(648.63)**		(1,641.07)	
	Inventories	**(45.20)**		(51.92)	
	Trade payables	**1,266.27**		333.66	
			572.44		(1,359.33)
	Cash Generated from Operations		**1,078.15**		2,096.25
	Tax refund		**204.73**		-
	Tax paid		**(239.00)**		(211.38)
	Net Cash from operating activities		**1,043.88**		1,884.87
B	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Additions to Fixed Assets		**(843.36)**		(4,382.62)
	Sale of Fixed Assets		**-**		10.00
	Purchase of Investments		**(3,814.28)**		(174.83)
	Sale/ Redemption of Investments		**2,842.05**		23.05
	Refund of Loans given to Subsidiaries		**47,955.13**		34,590.74
	Loans given to Subsidiaries		**(42,385.00)**		(38,030.05)
	Rent Income		**2.92**		2.92
	Interest Income		**581.86**		10.25
	Net Cash Used in Investing Activities		**4,339.32**		(7,950.54)

Cash Flow Statement for the year ended on 31st March, 2010

(Rs. in crore)

		For the year ended 31st March, 2010	For the year ended 31st March, 2009
C	**CASH FLOW FROM FINANCING ACTIVITIES**		
	Realised Forex Loss withdrawn from General Reserve	-	(1,118.89)
	Proceeds from / (Repayment) of Short Term Borrowings (net)	**(2,527.35)**	1,438.20
	Proceeds from Debentures	-	3,000.00
	Repayment of Secured Term Loans	-	(950.00)
	Proceeds from Unsecured Term Loans	**2,428.07**	5,396.91
	Repayment of Unsecured Term Loans	**(4,422.88)**	(90.59)
	Dividend Paid (including Tax)	**(191.12)**	(179.23)
	Interest Paid	**(1,155.38)**	(1,091.15)
	Net Cash from / (used) in Financing Activities	**(5,868.66)**	6,405.25
	Net Increase / (Decrease) in Cash and Cash Equivalents	**(485.46)**	339.58
	Opening Balance of Cash and Cash Equivalents	**535.15**	192.66
	Effect of Exchange (Loss)/Gain on Cash and Cash Equivalents	**32.49**	2.91
	Closing Balance of Cash and Cash Equivalents*	**82.18**	535.15
	***Closing Balance of Cash and Cash Equivalents**		
	Cash and Bank Balances as per Schedule G (including Fixed Deposit)	**82.18**	535.15
		82.18	535.15

Notes

(1) Figures in brackets indicate cash outgo.

(2) Unrealised exchange difference of Rs. Nil (Previous year Rs. 3,345.68 crore) has not been shown separately as adjusted by withdrawal from General Reserve (Refer Note 3, Schedule Q).

(3) During the previous year ended on 31st March, 2009 :

(i) Assets and Liabilities pertaining to the Optic Fiber Undertaking transferred pursuant to the Scheme of Arrangement were not considered in the above Statement.

(ii) 1 crore Equity Shares of Re 1/- each at a premium of Rs. 1,000/- per Share totaling to Rs. 1,001.00 crore acquired during the previous year from Reliance Communications Infrastructure Limited by adjusting Deposit and 49,50,000 Equity Share of Rs.10/- each at a premium of Rs. 1,965/- per Share totaling to Rs. 977.63 crore acquired from Reliance Gateway Net Limited (merged into the Company w.e.f. Appointed Date 31st March, 2009) by adjusting Loan thereto have not been considered in the above Statement.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671
Mumbai
15th May, 2010

For B S R & Co.
Chartered Accountants
Firm Reg. No.101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

Financial information of Subsidiary Companies

(Rs. In lakh unless otherwise stated)

Sl. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment (except in case of investment in subsidiaries)	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
1	Reliance Communications Infrastructure Limited	India	20,102.00	270,069.18	909,890.25	909,890.25	501.02	441,889.00	16,574.00	15,625.00	949.00	-
2	Reliance Infratel Limited	India	141,157.09	375,264.66	1,934,439.09	1,934,439.09	-	627,654.48	97,876.88	7,319.00	90,557.88	-
3	Matrix Innovations Limited	India	5.00	(7,062.98)	67,185.35	67,185.35	0.45	1.74	(12.81)	-	(12.81)	-
4	Reliance WiMax Limited	India	168.71	10,661.08	11,133.79	11,133.79	171.27	14.97	(294.31)	(13.00)	(281.31)	-
5	Netizen Rajasthan Limited	India	185.00	179,191.34	180,103.77	180,103.77	-	-	(571.67)	-	(571.67)	-
6	Reliance Communications Investment and Leasing Limited	India	210.00	53.13	2,306.01	2,306.01	-	-	18.93	5.85	13.08	-
7	Reliance Global IDC Limited	India	5.00	(2.29)	100,002.99	100,002.99	-	-	(0.14)	-	(0.14)	-
8	Reliance Digital Home Services Limited	India	5.00	(0.64)	6.55	6.55	-	-	(0.64)	(0.18)	(0.45)	-
9	Gateway Net Trading Pte. Limited	Singapore	496.54	(39,523.51)	29,761.62	29,761.62	8,322.21	23.11	(23,075.84)	-	(23,075.84)	-
	Unit of Currency - USD		1,100,000.00	(87,557,616.69)	65,931,823.00	65,931,823.00	18,436,452.00	51,186.00	(51,120,593.63)	-	(51,120,593.63)	-
10	Campion Properties Limited	India	356.36	(2,546.18)	9,654.09	9,654.09	-	-	(93.31)	-	(93.31)	-
11	Reliance Webstore Limited	India	5.00	82.11	59,373.64	59,373.64	1,178.22	49,899.70	(10.61)	(20.93)	10.33	-
12	Reliance Infocomm Infrastucture Private Limited	India	500.00	(223.45)	127,086.03	127,086.03	2,310.46	14,851.07	48.39	(6.60)	54.99	-
13	Reliance Telecom Limited	India	8,000.00	9,274.01	754,956.00	754,956.00	295,241.00	227,805.00	11,064.00	7,736.00	3,328.00	-
14	Reliance Big TV Limited	India	1,000.00	(18,996.65)	34,735.87	34,735.87	0.34	26,687.63	(10,681.79)	-	(10,681.79)	-
15	Reliance Tech Services Private Limited	India	1.82	(98.37)	4,438.23	4,438.23	0.23	10,884.54	21.00	109.84	(88.84)	-
16	Reliance Globalcom B.V.	The Netherlands	1,104.47	387,629.46	417,059.11	417,059.11	88,753.49	-	12,449.55	-	12,449.55	-
	Unit of Currency - EUR		1,823,757.00	640,075,071.00	688,670,924.00	688,670,924.00	146,554,633.00	-	20,557,375.00	-	20,557,375.00	-
17	Reliance Infocom, Inc.	USA	406.26	(652.99)	2,786.34	2,786.34	-	4.23	(10.05)	(16.97)	6.91	-
	Unit of Currency - USD		900,000.00	(1,446,577.78)	6,172,661.00	6,172,661.00	-	9,368.00	(22,273.00)	(37,587.00)	15,314.00	-
18	Reliance Communications, Inc.	USA	2,257.00	9,331.58	62,237.04	62,237.04	-	94,178.01	1,262.45	94.67	1,167.77	-
	Unit of Currency - USD		5,000,000.00	20,672,527.00	137,875,584.00	137,875,584.00	-	208,635,375.00	2,796,737.00	209,736.00	2,587,001.00	-
19	Reliance Communications International, Inc.	USA	4.51	3,470.02	15,003.65	15,003.65	-	25,235.71	794.08	56.53	737.55	-
	Unit of Currency - USD		10,000.00	7,687,240.04	33,244,290.17	33,244,290.17	-	55,905,432.00	1,759,151.00	125,226.00	1,633,925.00	-
20	Reliance Communications Canada, Inc.	USA	4.51	(92.96)	477.77	477.77	-	1,023.12	22.78	1.47	21.31	-
	Unit of Currency - USD		10,000.00	(205,935.08)	1,058,411.98	1,058,411.98	-	2,266,551.00	50,464.00	3,255.00	47,209.00	-
21	Bonn Investment, Inc. (Formerly Reliance Netway, Inc.)	USA	4.51	(312.94)	2,991.81	2,991.81	-	-	(8.63)	4.98	(13.61)	-
	Unit of Currency - USD		10,000.00	(693,254.50)	6,627,840.00	6,627,840.00	-	-	(19,127.00)	11,030.00	(30,157.00)	-
22	Reliance Communications (U.K.) Limited	United Kingdom	9.93	11,710.59	23,068.57	23,068.57	-	28,223.13	1,753.46	-	1,753.46	-
	Unit of Currency - GBP		14,600.00	17,213,855.39	33,909,408.62	33,909,408.62	-	41,486,302.18	2,577,479.84	-	2,577,479.84	-
23	Reliance Communications (Hong Kong) Limited	Hong Kong	0.00	(511.51)	6,506.48	6,506.48	-	4,115.36	72.24	-	72.24	-
	Unit of Currency - USD		0.13	(1,133,157.28)	14,414,010.08	14,414,010.08	-	9,116,878.84	160,036.86	-	160,036.86	-
24	Reliance Communications (Australia) Pty. Limited	Australia	0.00	71.95	154.77	154.77	-	134.57	70.13	-	70.13	-
	Unit of Currency - AUD		1.00	174,796.19	375,984.22	375,984.22	-	326,911.00	170,373.06	-	170,373.06	-
25	Reliance Communications (New Zealand) Pte. Limited	New Zealand	0.00	(45.81)	10.32	10.32	-	4.01	(0.32)	-	(0.32)	-
	Unit of Currency - NZD		1.00	(143,807.68)	32,409.89	32,409.89	-	12,602.44	(995.42)	-	(995.42)	-
26	Reliance Communications (Singapore) Pte. Limited	Singapore	29.30	131,016.78	131,136.13	131,136.13	11,032.10	18.14	(21.46)	0.06	(21.52)	-
	Unit of Currency - USD		64,914.00	290,245,425.10	290,509,811.63	290,509,811.63	34,393,100.00	56,540.95	(66,894.41)	187.59	(67,082.00)	-
27	RCOM Malaysia SDN. BHD.	Malaysia	0.00	(38.05)	20.17	20.17	-	6.11	(15.11)	-	(15.11)	-
	Unit of Currency - MYR		2.00	(276,457.40)	146,525.61	146,525.61	-	44,363.27	(109,758.58)	-	(109,758.58)	-
28	Anupam Global Soft (U) Limited	Uganda	651.06	(560.92)	1,585.89	1,585.89	-	-	20.91	-	20.91	-
	Unit of Currency - U.shs		3,000,000,000.00	(2,582,918,492.81)	7,302,740,941.26	7,302,740,941.26	-	-	96,301,053.62	-	96,301,053.62	-
29	Reliance Globalcom Limited, Bermuda	Bermuda	122,627.23	59,910.24	760,992.23	760,992.23	-	132,720.37	41,469.25	(1,178.69)	42,647.94	-
	Unit of Currency - USD		271,659,797.00	132,720,964.18	1,685,848,972.15	1,685,848,972.15	-	294,019,433.29	91,868,076.23	(2,611,192.66)	94,479,268.89	-
30	FLAG Telecom Asia Limited	Hong Kong	4.54	(3,228.41)	7,501.16	7,501.16	-	6,336.00	2,164.50	53.44	2,111.06	-
	Unit of Currency - USD		10,063.87	(7,151,982.75)	16,617,539.22	16,617,539.22	-	14,036,337.59	4,795,085.39	118,390.54	4,676,694.85	-
31	FLAG Telecom Japan Limited	Japan	41.26	(26,614.95)	7,182.05	7,182.05	-	2,153.63	(633.73)	0.71	(634.44)	-
	Unit of Currency - USD		91,405.17	(58,960,907.63)	15,910,616.67	15,910,616.67	-	4,770,995.11	(1,403,920.70)	1,563.21	(1,405,483.91)	-
32	FLAG Telecom Singapore Pte. Limited	Singapore	12.87	(3,539.54)	1,585.28	1,585.28	-	567.79	(799.90)	-	(799.90)	-
	Unit of Currency - USD		28,504.68	(7,841,242.95)	3,511,925.82	3,511,925.82	-	1,257,838.35	(1,772,037.92)	-	(1,772,037.92)	-

Financial information of Subsidiary Companies

(Rs. In lakh unless otherwise stated)

SL No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment (except in case of investment in subsidiaries)	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
33	Seoul Telenet Inc.	Korea	1,022.66	(6,728.51)	2,096.38	2,096.38	-	1,009.51	(266.54)	-	(266.54)	-
	Unit of Currency - USD		2,265,518.80	(14,905,876.20)	4,644,172.69	4,644,172.69	-	2,236,405.19	(590,464.53)	-	(590,464.53)	-
34	FLAG Telecom Taiwan Services Limited	Taiwan	15.17	(3,691.14)	291.34	291.34	-	-	(49.49)	-	(49.49)	-
	Unit of Currency - USD		33,600.00	(8,177,097.35)	645,406.59	645,406.59	-	-	(109,632.82)	-	(109,632.82)	-
35	FLAG Holdings (Taiwan) Limited	Taiwan	2,429.43	(181.03)	4,541.90	4,541.90	-	160.26	155.82	-	155.82	-
	Unit of Currency - USD		5,381,987.56	(401,051.98)	10,061,817.78	10,061,817.78	-	355,033.39	345,183.73	-	345,183.73	-
36	FLAG Telecom Taiwan Limited	Taiwan	5,657.28	599.19	13,355.34	13,355.34	-	2,737.72	276.54	286.65	(10.11)	-
	Unit of Currency - USD		12,532,745.31	1,327,406.88	29,586,485.04	29,586,485.04	-	6,064,956.94	612,634.54	635,031.87	(22,397.33)	-
37	FLAG Access India Private Limited	India	46.50	(1.26)	46.01	46.01	-	-	-	-	-	-
	Unit of Currency - USD		103,012.85	(2,786.66)	101,929.73	101,929.73	-	-	-	-	-	-
38	Reliance Globalcom (UK) Limited	United Kingdom	0.00	2,145.96	5,379.54	5,379.54	-	5,676.90	64.88	(14.31)	79.19	-
	Unit of Currency - USD		3.00	4,754,019.83	11,917,464.85	11,917,464.85	-	12,576,207.43	143,735.23	(31,693.47)	175,428.70	-
39	FLAG Telecom Deutschland GmbH	Germany	10.31	(49.75)	16.28	16.28	-	29.70	13.35	0.54	12.81	-
	Unit of Currency - USD		22,835.00	(110,202.18)	36,057.23	36,057.23	-	65,791.00	29,573.79	1,188.03	28,385.76	-
40	FLAG Telecom Network Services Limited	Ireland	0.01	(17.76)	259.89	259.89	-	0.02	0.02	-	0.02	-
	Unit of Currency - USD		18.00	(39,336.15)	575,744.66	575,744.66	-	40.00	40.00	-	40.00	-
41	Reliance FLAG Telecom Ireland Limited	Ireland	0.01	3,325.48	68,613.50	68,613.50	-	102,412.91	18,788.74	(2.12)	18,790.86	-
	Unit of Currency - USD		18.00	7,367,029.06	152,001,559.39	152,001,559.39	-	226,878,404.15	41,623,260.32	(4,691.49)	41,627,951.81	-
42	FLAG Telecom Ireland Network Limited	Ireland	0.01	(33,178.10)	7,620.02	7,620.02	-	3,881.86	(309.77)	0.18	(309.94)	-
	Unit of Currency - USD		18.00	(73,500,436.63)	16,880,859.11	16,880,859.11	-	8,599,602.42	(686,237.71)	388.81	(686,626.52)	-
43	FLAG Telecom Servizi Italia SpA	Italy	5,196.81	(11,629.31)	4,644.07	4,644.07	-	1,179.04	(1,287.99)	(30.63)	(1,257.36)	-
	Unit of Currency - USD		11,512,654.51	(25,762,757.23)	10,288,140.26	10,288,140.26	-	2,611,973.17	(2,853,320.96)	(67,852.79)	(2,785,468.17)	-
44	FLAG Atlantic UK Limited	United Kingdom	0.00	(51,497.17)	8,545.02	8,545.02	-	3,311.32	829.08	(0.49)	829.57	-
	Unit of Currency - USD		2.00	(114,083,229.38)	18,930,036.32	18,930,036.32	-	7,335,672.10	1,836,675.60	(1,086.11)	1,837,761.71	-
45	Reliance FLAG Atlantic France SAS	France	16.74	(66,081.59)	17,754.19	17,754.19	-	24,060.71	(5,992.96)	-	(5,992.96)	-
	Unit of Currency - USD		37,080.00	(146,392,525.55)	39,331,388.29	39,331,388.29	-	53,302,412.88	(13,276,382.80)	-	(13,276,382.80)	-
46	FLAG Telecom Nederland B.V.	The Netherlands	6.90	(60.30)	45.57	45.57	-	0.39	(51.97)	14.00	(65.96)	-
	Unit of Currency - USD		15,282.00	(133,594.34)	100,958.33	100,958.33	-	865.11	(115,119.68)	31,007.01	(146,126.69)	-
47	FLAG Telecom Hellas AE	Greece	23.02	(111.45)	37.69	37.69	-	-	(7.32)	-	(7.32)	-
	Unit of Currency - USD		50,996.00	(246,889.23)	83,489.57	83,489.57	-	-	(16,225.30)	-	(16,225.30)	-
48	FLAGWEB Limited	Bermuda	5.42	-	5.42	5.42	-	-	-	-	-	-
	Unit of Currency - USD		12,000.00	-	12,000.00	12,000.00	-	-	-	-	-	-
49	FLAG Telecom Espana Network SAU	Spain	24.10	(4,062.59)	343.88	343.88	-	230.06	(367.08)	-	(367.08)	-
	Unit of Currency - USD		53,389.00	(8,999,981.29)	761,800.05	761,800.05	-	509,666.00	(813,204.76)	-	(813,204.76)	-
50	FLAG Telecom Belgium Network SA	Belgium	26.37	(39.58)	2.01	2.01	-	-	(12.14)	-	(12.14)	-
	Unit of Currency - USD		58,410.20	(87,693.54)	4,457.29	4,457.29	-	-	(26,894.08)	-	(26,894.08)	-
51	FLAG Telecom Development Services Company LLC	Egypt	5.96	(88.54)	35.95	35.95	-	188.30	16.65	5.12	11.53	-
	Unit of Currency - USD		13,201.00	(196,135.20)	79,647.08	79,647.08	-	417,141.86	36,894.72	11,346.00	25,548.72	-
52	Reliance FLAG Pacific Holdings Limited	Bermuda	109.35	85,193.78	127,815.74	127,815.74	-	-	(19,095.68)	-	(19,095.68)	-
	Unit of Currency - USD		242,250.00	188,732,343.65	283,154,043.96	283,154,043.96	-	-	(42,303,233.19)	-	(42,303,233.19)	-
53	FLAG Pacific Limited	Bermuda	5.42	109.86	116.52	116.52	-	-	(1.24)	-	(1.24)	-
	Unit of Currency - USD		12,000.00	243,370.93	258,121.00	258,121.00	-	-	(2,750.00)	-	(2,750.00)	-
54	FLAG Telecom Network USA Limited	USA	0.00	(25,664.64)	12,230.35	12,230.35	-	6,255.15	(2,062.55)	7.12	(2,069.66)	-
	Unit of Currency - USD		1.00	(56,855,650.65)	27,094,264.02	27,094,264.02	-	13,857,223.92	(4,569,218.21)	15,771.42	(4,584,989.63)	-
55	FLAG Telecom Group Services Limited	Bermuda	5.42	611.28	249,551.29	249,551.29	-	524.87	250.69	-	250.69	-
	Unit of Currency - USD		12,000.00	1,354,193.18	552,838,475.53	552,838,475.53	-	1,162,765.20	555,363.39	-	555,363.39	-
56	FLAG Telecom Development Limited	Bermuda	5.42	270,234.88	325,239.23	325,239.23	-	2,947.58	1,301.54	-	1,301.54	-
	Unit of Currency - USD		12,000.00	598,659,449.48	720,512,242.65	720,512,242.65	-	6,529,857.99	2,883,338.27	-	2,883,338.27	-
57	Yipes Holdings, Inc.	USA	142,037.92	-	142,037.92	142,037.92	-	-	-	-	-	-
	Unit of Currency - USD		314,660,882.21	-	314,660,882.21	314,660,882.21	-		-	-	-	-
58	Reliance Globalcom Services, Inc.	USA	132,107.12	(15,190.86)	150,809.33	150,809.33	-	41,518.95	(4,062.69)	55.66	(4,118.35)	-
	Unit of Currency - USD		292,660,882.21	(33,652,759.62)	334,092,451.04	334,092,451.04	-	91,978,183.67	(9,000,209.74)	123,300.00	(9,123,509.74)	-
59	Yipes Systems, Inc.	USA	0.00	-	0.00	0.00	-	-	-	-	-	-
	Unit of Currency - USD		1.00	-	1.00	1.00	-	-	-	-	-	-
60	YTV, Inc.	USA	-	-	-	-	-	-	-	-	-	-
	Unit of Currency - USD		-	-	-	-	-	-	-	-	-	-
61	Reliance Vanco Group Limited	United Kingdom	210.93	32,995.91	66,163.01	66,163.01	-	16,207.83	15,667.11	-	15,667.11	-
	Unit of Currency - GBP		310,051.00	48,502,003.70	97,255,634.20	97,255,634.20	-	23,824,538.07	23,029,704.28	-	23,029,704.28	-

Financial information of Subsidiary Companies

(Rs. In lakh unless otherwise stated)

SL. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment (except in case of investment in subsidiaries)	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
62	Vanco UK Limited	United Kingdom	24.96	(30,963.65)	45,326.34	45,326.34	-	33,240.82	(15,691.82)	(29.14)	(15,662.67)	-
	Unit of Currency - GBP		36,690.00	(45,514,703.46)	66,626,993.81	66,626,993.81	-	48,862,009.06	(23,066,023.00)	(42,841.01)	(23,023,181.99)	-
63	Vanco (Asia Pacific) Pte. Limited	Singapore	641.70	(1,068.60)	2,220.80	2,220.80	-	4,994.32	(99.22)	-	(99.22)	-
	Unit of Currency - GBP		943,262.75	(1,570,783.65)	3,264,446.12	3,264,446.12	-	7,341,348.54	(145,848.58)	-	(145,848.58)	-
64	Vanco Sweden AB	Sweden	31.17	(1,239.12)	2,126.25	2,126.25	-	1,450.48	13.73	22.97	(9.25)	-
	Unit of Currency - GBP		45,814.82	(1,821,433.75)	3,125,458.00	3,125,458.00	-	2,132,110.97	20,176.17	33,765.88	(13,589.71)	-
65	Vanco GmbH	Germany	543.44	(13,068.00)	17,221.49	17,221.49	-	12,694.18	(2,089.18)	1.77	(2,090.95)	-
	Unit of Currency - GBP		798,831.28	(19,209,175.41)	25,314,555.00	25,314,555.00	-	18,659,683.88	(3,070,971.00)	2,605.91	(3,073,576.91)	-
66	Vanco Deutschland GmbH	Germany	15.17	(3,445.88)	4,015.80	4,015.80	-	4,938.39	(506.98)	-	(506.98)	-
	Unit of Currency - GBP		22,305.50	(5,065,239.28)	5,902,987.00	5,902,987.00	-	7,259,135.42	(745,236.75)	-	(745,236.75)	-
67	Vanco SRL	Italy	60.09	(2,269.54)	3,770.53	3,770.53	18.21	2,428.08	(468.53)	-	(468.53)	-
	Unit of Currency - GBP		88,329.76	(3,336,084.61)	5,542,450.00	5,542,450.00	26,766.58	3,569,131.52	(688,717.06)	-	(688,717.06)	-
68	Vanco B.V.	The Netherlands	12.14	(3,381.32)	5,795.99	5,795.99	-	9,941.34	511.38	8.05	503.33	-
	Unit of Currency - GBP		17,844.40	(4,970,340.00)	8,519,749.57	8,519,749.57	-	14,613,168.18	751,702.00	11,837.86	739,864.14	-
69	Euronet Spain SA	Spain	75.87	(1,981.56)	2,450.22	2,450.22	-	2,545.71	(124.66)	-	(124.66)	-
	Unit of Currency - GBP		111,527.48	(2,912,776.48)	3,601,677.00	3,601,677.00	-	3,742,035.09	(183,249.44)	-	(183,249.44)	-
70	Vanco SAS	France	182.09	(21,040.66)	28,350.75	28,350.75	-	15,707.95	(5,031.04)	(6.45)	(5,024.59)	-
	Unit of Currency - GBP		267,665.95	(30,928,498.43)	41,673,893.00	41,673,893.00	-	23,089,745.55	(7,395,320.00)	(9,477.39)	(7,385,842.61)	-
71	Vanco ApS	Denmark	10.27	19.04	60.48	60.48	-	7.56	1.52	-	1.52	-
	Unit of Currency - GBP		15,100.49	27,994.57	88,906.00	88,906.00	-	11,106.42	2,237.43	-	2,237.43	-
72	Vanco Euronet Sro	Czech Republic	71.57	(509.85)	503.92	503.92	-	491.57	(232.78)	-	(232.78)	-
	Unit of Currency - GBP		105,200.04	(749,448.81)	740,734.00	740,734.00	-	722,571.80	(342,176.81)	-	(342,176.81)	-
73	Vanco Sp Zoo	Poland	15.73	(2.60)	279.84	279.84	-	954.16	676.19	-	676.19	-
	Unit of Currency - GBP		23,117.11	(3,817.10)	411,346.00	411,346.00	-	1,402,553.68	993,956.84	-	993,956.84	-
74	Vanco EpE	Greece	21.85	4.11	68.13	68.13	-	35.30	12.59	3.08	9.51	-
	Unit of Currency - GBP		32,119.91	6,038.39	100,151.08	100,151.08	-	51,894.84	18,503.63	4,531.45	13,972.18	-
75	Vanco Australasia Pty. Limited	Australia	1,276.44	(3,256.82)	4,838.40	4,838.40	-	5,104.17	725.03	-	725.03	-
	Unit of Currency - GBP		1,876,286.16	(4,787,328.09)	7,112,160.00	7,112,160.00	-	7,502,824.33	1,065,755.53	-	1,065,755.53	-
76	Vanco NV	Belgium	340.82	(5,133.65)	5,598.16	5,598.16	-	2,527.79	57.85	(54.63)	112.48	-
	Unit of Currency - GBP		500,981.44	(7,546,159.75)	8,228,965.00	8,228,965.00	-	3,715,702.75	85,038.00	(80,304.88)	165,342.88	-
77	Vanco Japan KK	Japan	43.20	(216.14)	536.33	536.33	-	246.96	(105.95)	-	(105.95)	-
	Unit of Currency - GBP		63,498.51	(317,717.48)	788,373.26	788,373.26	-	363,021.59	(155,733.44)	-	(155,733.44)	-
78	Vanco South America Ltda	Brazil	194.12	(90.47)	367.73	367.73	-	276.14	(25.24)	46.78	(72.02)	-
	Unit of Currency - GBP		285,347.41	(132,985.57)	540,534.00	540,534.00	-	405,915.70	(37,100.81)	68,766.45	(105,867.26)	-
79	Vanco Net Direct Limited	Ireland	0.06	(29.45)	29.41	29.41	-	-	(5.05)	-	(5.05)	-
	Unit of Currency - GBP		89.22	(43,293.22)	43,233.09	43,233.09	-	-	(7,420.32)	-	(7,420.32)	-
80	Net Direct SA (Proprietary) Limited	South Africa	0.01	(237.96)	407.88	407.88	-	273.35	(10.96)	17.90	(28.86)	-
	Unit of Currency - GBP		8.98	(349,793.97)	599,558.00	599,558.00	-	401,807.29	(16,114.75)	26,312.12	(42,426.87)	-
81	Vanco (Shanghai) Co. Ltd.	China	73.79	(86.06)	105.43	105.43	-	73.08	(48.44)	1.91	(50.35)	-
	Unit of Currency - GBP		108,467.88	(126,496.67)	154,975.00	154,975.00	-	107,418.73	(71,198.00)	2,813.48	(74,011.48)	-
82	Vanco Hong Kong Solutions Limited	Hong Kong	0.58	82.10	85.21	85.21	-	35.67	17.12	-	17.12	-
	Unit of Currency - GBP		849.13	120,681.07	125,260.90	125,260.90	-	52,434.82	25,159.72	-	25,159.72	-
83	Vanco Solutions Inc.	USA	22.43	(538.17)	876.86	876.86	-	2,089.64	64.21	-	64.21	-
	Unit of Currency - GBP		32,966.31	(791,075.69)	1,288,934.00	1,288,934.00	-	3,071,646.18	94,378.12	-	94,378.12	-
84	Vanco US LLC	USA	941.93	(9,967.35)	12,589.82	12,589.82	-	18,554.20	(1,257.76)	-	(1,257.76)	-
	Unit of Currency - GBP		1,384,584.95	(14,651,404.94)	18,506,276.00	18,506,276.00	-	27,273,562.99	(1,848,826.84)	-	(1,848,826.84)	-
85	Vanco International Limited	United Kingdom	68.93	(2,003.34)	4,112.91	4,112.91	-	6,218.78	323.21	-	323.21	-
	Unit of Currency - GBP		101,325.00	(2,944,786.73)	6,045,730.00	6,045,730.00	-	9,141,230.66	475,096.70	-	475,096.70	-
86	Vanco Switzerland A.G.	Switzerland	42.61	208.25	374.18	374.18	-	399.17	38.40	-	38.40	-
	Unit of Currency - GBP		62,637.02	306,121.65	550,021.21	550,021.21	-	586,754.92	56,451.17	-	56,451.17	-
87	Vanco Benelux BV	The Netherlands	11.02	226.77	319.61	319.61	-	145.46	66.47	(3.56)	70.04	-
	Unit of Currency - GBP		16,194.68	333,339.83	469,812.35	469,812.35	-	213,815.83	97,713.00	(5,236.09)	102,949.09	-
88	Vanco Global Limited	United Kingdom	183.77	(3,300.56)	4,549.64	4,549.64	-	6,798.74	(62.29)	-	(62.29)	-
	Unit of Currency - GBP		270,126.00	(4,851,621.07)	6,687,700.04	6,687,700.04	-	9,993,737.46	(91,566.57)	-	(91,566.57)	-
89	Vanco ROW Limited	United Kingdom	0.00	(235.25)	1,064.68	1,064.68	-	2,067.09	70.12	-	70.12	-
	Unit of Currency - GBP		2.00	(345,796.91)	1,565,020.00	1,565,020.00	-	3,038,503.49	103,078.83	-	103,078.83	-
90	VNO Direct Limited	United Kingdom	353.76	(2,643.08)	2,643.08	2,643.08	-	7.33	6.31	-	6.31	-
	Unit of Currency - GBP		520,000.00	(3,885,161.84)	3,885,162.00	3,885,162.00	-	10,781.98	9,281.98	-	9,281.98	-

Financial information of Subsidiary Companies (Rs. In lakh unless otherwise stated)

Sl. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment (except in case of investment in subsidiaries)	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
91	Vanco Net Direct Limited (UK)	United Kingdom	0.00	(699.95)	699.95	699.95	-	280.52	170.90	-	170.90	-
	Unit of Currency - GBP		1.00	(1,028,884.85)	1,028,884.85	1,028,884.85	-	412,343.65	251,205.73	-	251,205.73	-
92	WANcom GmbH	Switzerland	5.65	24.69	30.17	30.17	-	0.89	0.88	-	0.88	-
	Unit of Currency - USD		12,527.40	54,690.63	66,832.69	66,832.69	-	1,978.47	1,940.96	-	1,940.96	-
93	Reliance Wimax World BVI	British Virgin Island	36,112.45	(8,412.12)	30,229.52	30,229.52	1,986.16	-	(3,222.68)	-	(3,222.68)	-
	Unit of Currency - USD		80,001,000.00	(18,635,627.00)	66,968,357.00	66,968,357.00	4,400,000.00	-	(7,139,296.83)	-	(7,139,296.83)	-
94	Reliance WiMAX World B.V.	The Netherlands	12.36	(6,742.26)	1,310.30	1,310.30	-	-	(2,897.85)	-	(2,897.85)	-
	Unit of Currency - USD		27,374.00	(14,936,336.37)	2,902,736.34	2,902,736.34	-	-	(6,419,693.56)	-	(6,419,693.56)	-
95	Reliance WiMAX World UK Ltd.	United Kingdom	0.09	3.80	14.52	14.52	-	808.02	5.24	1.44	3.80	-
	Unit of Currency - USD		192.00	8,414.82	32,174.61	32,174.61	-	1,790,031.33	11,601.69	3,186.43	8,415.26	-
96	Reliance WiMAX World LLC	USA	-	-	-	-	-	-	-	-	-	-
	Unit of Currency - USD		-	-	-	-	-	-	-	-	-	-
97	Reliance WiMAX Congo-Brazzavile B.V.	The Netherlands	102.13	0.34	100.75	100.75	-	-	2.11	-	2.11	-
	Unit of Currency - USD		226,250.00	748.78	223,199.66	223,199.66	-	-	4,663.59	-	4,663.59	-
98	Reliance WiMAX Guinea B.V.	The Netherlands	395.69	0.58	648.83	648.83	-	-	3.18	-	3.18	-
	Unit of Currency - USD		876,595.00	1,293.69	1,437,362.95	1,437,362.95	-	-	7,044.84	-	7,044.84	-
99	Access Guinea SARL	Guinea	0.51	(344.58)	187.40	187.40	-	-	(310.41)	-	(310.41)	-
	Unit of Currency - USD		1,128.00	(763,359.01)	415,148.62	415,148.62	-	-	(687,671.16)	-	(687,671.16)	-
100	Interconnect Brazzaville S.A.	Congo Brassaville	17.99	(74.72)	14.74	14.74	-	-	(32.85)	-	(32.85)	-
	Unit of Currency - USD		39,864.00	(165,519.53)	32,646.71	32,646.71	-	-	(72,780.65)	-	(72,780.65)	-
101	Reliance WiMAX Sierra Leone B.V.	The Netherlands	203.21	(23.97)	179.39	179.39	-	-	(23.63)	-	(23.63)	-
	Unit of Currency - USD		450,185.00	(53,097.57)	397,410.30	397,410.30	-	-	(52,357.66)	-	(52,357.66)	-
102	Equatorial Communications Limited	Sierra Leone	0.00	(0.00)	132.50	132.50	-	-	(0.00)	-	(0.00)	-
	Unit of Currency - USD		0.33	(0.33)	293,524.99	293,524.99	-	-	(0.06)	-	(0.06)	-
103	Reliance WiMAX Cameroon B.V.	The Netherlands	12.14	(10.17)	3.32	3.32	-	-	(8.70)	-	(8.70)	-
	Unit of Currency - USD		26,892.00	(22,539.96)	7,357.43	7,357.43	-	-	(19,273.58)	-	(19,273.58)	-
104	Equatorial Communications SARL	Cameroon	30.86	(120.33)	-	-	-	-	(74.86)	-	(74.86)	-
	Unit of Currency - USD		68,374.00	(266,577.11)	-	-	-	-	(165,832.00)	-	(165,832.00)	-
105	Lagerwood Investments Limited	Cyprus	1.06	-	81.91	81.91	-	-	(1.32)	-	(1.32)	-
	Unit of Currency - CYP		1,017.27	-	78,550.71	78,550.71	-	-	(1,266.18)	-	(1,266.18)	-
106	Reliance Telecom Infrastucture (Cyprus) Holdings Limited	Cyprus	1.06	1,156.36	3,990.14	3,990.14	-	-	(4.57)	2.33	(6.90)	-
	Unit of Currency - CYP		1,017.27	1,108,925.15	3,826,448.64	3,826,448.64	-	-	(4,378.17)	2,234.97	(6,612.70)	-
107	Reliance Wimax World D.R.C B.V.	Republic of Congo	10.51	(5.43)	5.07	5.07	-	-	(5.28)	-	(5.28)	-
	Unit of Currency - USD		23,278.00	(12,036.61)	11,241.39	11,241.39	-	-	(11,707.06)	-	(11,707.06)	-
108	Reliance Wimax Gambia B.V.	Gambia	10.54	(5.69)	4.86	4.86	-	-	(5.69)	-	(5.69)	-
	Unit of Currency - USD		23,357.00	(12,596.26)	10,760.74	10,760.74	-	-	(12,596.26)	-	(12,596.26)	-
109	Reliance Wimax Mauritius B.V.	Mauritius	10.62	(9.64)	4.50	4.50	-	-	(9.49)	-	(9.49)	-
	Unit of Currency - USD		23,516.00	(21,354.11)	9,976.73	9,976.73	-	-	(21,025.85)	-	(21,025.85)	-
110	Reliance Wimax Mozambique B.V.	Mozambique	10.54	(4.51)	6.03	6.03	-	-	(4.51)	-	(4.51)	-
	Unit of Currency - USD		23,357.00	(9,992.11)	13,364.89	13,364.89	-	-	(9,992.11)	-	(9,992.11)	-
111	Reliance Wimax Niger B.V.	Nigeria	12.58	(7.80)	4.78	4.78	-	-	(7.65)	-	(7.65)	-
	Unit of Currency - USD		27,873.00	(17,274.75)	10,598.25	10,598.25	-	-	(16,941.87)	-	(16,941.87)	-
112	Reliance Wimax Zambia B.V.	Zambia	10.82	(6.53)	4.30	4.30	-	-	(6.44)	-	(6.44)	-
	Unit of Currency - USD		23,976.00	(14,458.02)	9,517.98	9,517.98	-	-	(14,272.37)	-	(14,272.37)	-
113	Access Bissau LDA	Guinea	0.96	(132.22)	0.73	0.73	-	-	(131.38)	-	(131.38)	-
	Unit of Currency - USD		2,120.00	(292,918.79)	1,611.90	1,611.90	-	-	(291,057.23)	-	(291,057.23)	-
114	Global Innovative Solutions Private Limited	India	100.00	0.21	164.21	164.21	97.81	0.50	0.04	0.01	0.03	-
	Unit of Currency - INR											

Notes:

1 The Financial year of the Subsidiaries is for 12 months from 1st April, 2009 to 31st March, 2010.

2 Exchange Rate as of 31st March, 2010: 1 USD =Rs. 45.14 1 Euro = Rs. 60.56 1 GBP = Rs. 68.03 1 AUD = Rs. 41.16 1 NZD = Rs. 31.86 1 MYR = Rs. 13.77 1 Ushs = Rs. 0.02 1 CYP = Rs. 104.28

To

the Board of Directors of Reliance Communications Limited

We have audited the attached consolidated balance sheet of Reliance Communications Limited ('the Company') and its subsidiaries, associates and joint ventures (collectively called 'the Group') as at 31st March 2010, the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1 We did not audit the financial statements and other financial information of certain subsidiaries. The financial statements of these subsidiaries for the year ended 31st March 2010 have been audited by other auditors whose reports have been furnished to us and our opinion, in so far as it relates to the amounts included in respect of subsidiaries, is based solely on these reports. The attached consolidated financial statements include assets of Rs 11,320.42 crores as at 31st March 2010, revenues of Rs 3,354.25 crores and cash inflows amounting to Rs 23.43 crores in respect of the aforementioned subsidiaries for the year then ended.

2 The financial statements of certain subsidiaries for the year ended 31st March 2010 have been audited by one of the joint auditors, Chaturvedi & Shah, Chartered Accountants. The attached consolidated financial statements include assets of Rs 38,598.83 crore as at 31st March 2010, revenues of Rs 6,530.50 crores and cash outflows amounting to Rs 424.22 crores in respect of the aforementioned subsidiaries for the year then ended.

3 We have relied on the unaudited financial statements of the subsidiaries and joint ventures whose financial statements reflect total assets of Rs 2,935.00 crores as at 31st March 2010, total revenue of Rs 1,332.55 crores and cash outflows amounting to Rs 10.58 crores for the year ending 31st March 2010. These unaudited financial statements as approved by the respective Board of Directors of these companies have been furnished to us by the management, and our report in so far as it relates to the amounts included in respect of the subsidiaries is based solely on such approved financial statements.

4 The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21 - Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interest in Joint Ventures, prescribed by the Companies (Accounting Standards) Rules, 2006.

5 Without qualifying our report, we state:

a) as more fully explained in the note 5 (v) of Schedule Q, to the consolidated financial statements regarding the Scheme for the transfer of passive infrastructure by the Company to Reliance Infratel Limited (RITL), a subsidiary of the Company, RITL, based on a legal opinion, considers the general reserve created pursuant to the Scheme, to be a free reserve and available for any purpose and consequently, has withdrawn and credited to the Profit and Loss Account, an amount of Rs 104.18 crores in respect of provision for obsolescence loss on capital goods and Rs 86.52 crores in respect of fuel costs, incurred during the year in preference to Indian Generally Accepted Accounting Principles. Had the Company not made such a withdrawal as per the Scheme, the profit before taxes for the year would have been lower by Rs. 190.70 crores;

b) as more fully explained in Note 5(ix) of Schedule Q to the consolidated financial statements, the Company has computed goodwill on consolidation by comparing the cost of investments with the equity of subsidiaries as on date on which investments were made by Reliance Industries Limited ('the transferor company') prior to demerger instead of considering the date of demerger as the date of investment.

6 Based on our audit as aforesaid, and on consideration of reports of other auditors and accounts approved by the Board of Directors as explained in paragraphs 1, 2 and 3 above, and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated balance sheet, of the state of affairs of the Group as at 31st March 2010;

(ii) in the case of the consolidated profit and loss account, of the profit of the Group for the year ended on that date; and

(iii) in the case of the consolidated cash flow statement, of the cash flows of the Group for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
15 May, 2010

Consolidated Balance Sheet as at 31st March, 2010

(Rs. in crore)

	Schedule		As at 31st March, 2010		As at 31st March, 2009
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	A	1,032.01		1,032.01	
Reserves and Surplus	B	42,328.63	**43,360.64**	41,248.31	42,280.32
Minority Interest			**658.39**		654.92
Loan Funds					
Secured Loans	C	3,000.00		3,000.00	
Unsecured Loans	D	26,715.42	**29,715.42**	36,162.25	39,162.25
Deferred Tax Liability			**99.05**		28.10
(Refer Note 10, Schedule Q)					
TOTAL			**73,833.50**		82,125.59
APPLICATION OF FUNDS					
Fixed Assets	E				
Gross Block		78,665.34		75,510.11	
Less : Depreciation/ Impairment and Amortisation		19,067.10		14,114.42	
Net Block		59,598.24		61,395.69	
Capital Work-in-Progress		11,655.65	**71,253.89**	11,309.60	72,705.29
Goodwill			**4,997.56**		5,221.53
Investments	F		**4,159.89**		9,565.70
Current Assets, Loans and Advances					
Current Assets	G				
Inventories		544.63		542.72	
Sundry Debtors		3,311.67		3,961.77	
Cash and Bank Balances		818.54		1,682.90	
Other Current Assets		2,072.63		1,771.41	
		6,747.47		7,958.80	
Loans and Advances	H	5,409.82		6,755.67	
		12,157.29		14,714.47	
Less : Current Liabilities and Provisions	I				
Current Liabilities		14,708.46		15,971.83	
Provisions		4,026.67		4,109.57	
		18,735.13		20,081.40	
Net Current Assets			**(6,577.84)**		(5,366.93)
TOTAL			**73,833.50**		82,125.59
Significant Accounting Policies	P				
Notes on Accounts	Q				

The Schedules referred to above form an integral part of the Financial Statements.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671
Mumbai
15th May, 2010

For B S R & Co.
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

Consolidated Profit and Loss Account for the year ended 31st March, 2010

(Rs. in crore)

	Schedule	For the year ended 31st March, 2010		For the year ended 31st March, 2009	
INCOME					
Services Revenue and Other Operating Income	J		**21,496.38**		22,250.54
Other Income	K		**635.90**		697.92
			22,132.28		22,948.46
EXPENDITURE					
Access charges, Licence Fees and Network Expenses	L	9,278.29		7,984.52	
Payment to and Provisions for Employees	M	1,500.07		1,676.55	
Commission to Non Executive Directors (net) (Refer Note 8 (i), (ii) and (iii), Schedule Q)		0.60		(3.80)	
Sales and General Administration Expenses	N	3,532.84	**14,311.80**	3,859.85	13,517.12
Profit before Financial Charges, Financial Income, Depreciation/ Impairment, Amortisation, Exceptional Items, Adjustments and Tax			**7,820.48**		9,431.34
Financial Charges (net)	O (I)		**(1,093.18)**		1,197.51
Financial Income	O (II)		**(93.15)**		(1,578.06)
Profit before, Depreciation/ Impairment, Amortisation, Exceptional Items, Adjustments and Tax			**9,006.81**		9,811.89
Depreciation/ Impairment and Amortisation		5,570.52		4,630.81	
Depreciation/ Impairment adjusted by/ transfer from:					
Provision for Business Restructuring (Refer Note 5 (iv), Schedule Q)		(107.51)		(363.02)	
General Reserve (Refer Note 5 (vii), Schedule Q)		(228.15)		(276.55)	
General Reserve (Refer Note 5 (iv), Schedule Q)		(1,488.35)	**3,746.51**	(383.54)	3,607.70
Profit before Adjustments pursuant to the Scheme of Amalgamation/ Arrangement, Exceptional Items and Tax			**5,260.30**		6,204.19
Exceptional Items (Refer Note 16, Schedule Q)			**37.47**		7.47
Adjustments pursuant to the Scheme of Arrangement, *inter alia*, for demerger of Optic Fiber Undertaking into Reliance Infratel Limited and the Scheme of Arrangement, *inter alia*, between Reliance Communications Infrastructure Limited and Reliance Telecom Limited					
Losses on account of change in exchange rate relating to loans/ liablities (net) (Refer Note 4, Schedule Q)			-		5,771.34
Equivalent amount withdrawn from General Reserve (Refer Note 4, Schedule Q)					(5,771.34)
Adjustment pursuant to the Scheme of Arrangement, *inter alia*, for demerger of Passive Infrastructure from the Company and Reliance Telecom Limited into Reliance Infratel Limited					
Fuel Expenses (Refer Note 5 (v), Schedule Q)			**86.52**		191.07
Equivalent amount withdrawn from General Reserve (Refer Note 5 (v), Schedule Q)			**(86.52)**		(191.07)
Profit Before Tax			**5,222.83**		6,196.72
Provision for :					
- Current Tax (includes Rs. 28.24 crore pertaining to earlier years)		372.50		32.76	
- Fringe Benefit Tax		-		16.23	
- Deferred Tax		72.89	**445.39**	(100.78)	(51.79)
Profit After tax (before adjustment of Minority Interest/ Associates)			**4,777.44**		6,248.51
Less : Share of (Profit)/ Loss transferred to Minority			**119.25**		205.17
Less : Share of (Profit)/ Loss of Associates			**3.19**		(1.59)
Profit After Tax (after adjustment of Minority Interest/ Associates)			**4,655.00**		6,044.93
Add : Balance brought forward from Previous year			**5,631.30**		8,186.55
Amount available for Appropriations			**10,286.30**		14,231.48
APPROPRIATIONS					
Transferred to Statutory Reserve Fund		0.03		0.02	
Transferred to Debenture Redemption Reserve		74.96		6.98	
Transferred to General Reserve		40.00		8,400.00	
Proposed Dividend on Equity Shares		175.44		-	
Interim Dividend on Equity Shares		-		165.12	
Tax on Proposed/ Interim Dividend		29.14	**319.57**	28.06	8,600.18
Balance carried to Balance Sheet			**9,966.73**		5,631.30
Earnings per Share of face value of Rs. 5 each fully paid up (before adjustment of the Scheme of Amalgamation/Arrangement and Exceptional Items) (Refer Note 14, Schedule Q)					
- Basic (Rs.)			**22.73**		29.32
- Diluted (Rs.)			**21.79**		28.08
Earnings per Share of face value of Rs. 5 each fully paid up (after adjustment of the Scheme of Amalgamation/Arrangement and Exceptional Items) (Refer Note 14, Schedule Q)					
- Basic (Rs.)			**22.55**		29.29
- Diluted (Rs.)			**21.62**		28.05
Significant Accounting Policies	P				
Notes on Accounts	Q				

The Schedules referred to above form an integral part of the Financial Statements.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
15th May, 2010

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

(Rs. in crore)

		As at 31st March, 2010	As at 31st March, 2009
SCHEDULE A			
SHARE CAPITAL			
Authorised			
3,00,00,00,000	Equity Shares of Rs. 5 each	**1,500.00**	1,500.00
(3,00,00,00,000)		**1,500.00**	1,500.00
Issued, Subscribed and Paid up			
2,06,40,26,881	Equity Shares of Rs. 5 each fully paid up	**1,032.01**	1,032.01
(2,06,40,26,881)	(Refer Note 3, Schedule Q)	**1,032.01**	1,032.01

Notes :

(1) Out of the above :

1,15,29,001 (Previous year 1,15,29,001) Equity Shares are held by the Holding Company, Reliance Innoventures Private Limited.

80,81,10,172 (Previous year 1,30,81,10,172) Equity Shares are held by AAA Communication Private Limited.

25,00,00,000 (Previous year Nil) Equity Shares are held by AAA Industries Private Limited.

25,00,00,000 (Previous year Nil) Equity Shares are held by ADA Enterprises and Ventures Private Limited.

(2) Equity Shares allotted in earlier years as fully paid up without payment being received in cash.	**Number of Shares**
(a) Pursuant to demerger of Telecom Undertaking of Reliance Industries Limited into the Company	1,22,31,30,422
(b) Pursuant to the Scheme of Amalgamation and Arrangement involving group Companies	82,14,84,568
	2,04,46,14,990

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009
SCHEDULE B				
RESERVES AND SURPLUS				
Statutory Reserve Fund				
As per last Balance Sheet *	0.02		-	
Add : Transferred from Profit and Loss Account	0.03	**0.05**	0.02	0.02
Capital Reserve				
As per last Balance Sheet		**0.05**		0.05
Debenture Redemption Reserve				
As per last Balance Sheet	6.98		-	
Add : Transferred from Profit and Loss Account	74.96	**81.94**	6.98	6.98
Exchange Fluctuation Reserve		**(230.81)**		1,123.31
Securities Premium Account				
As per last Balance Sheet	9,171.93		9,497.42	
Add : Premium payable on redemption of FCCB reversed on buyback (Refer Note 3 (ii), Schedule Q)	14.48		7.68	
Less : Premium Payable on redemption of FCCBs (Refer Note 3 (v), Schedule Q)	303.78	**8,882.63**	333.17	9,171.93
General Reserve				
(Refer Note 17, Schedule Q)				
As per last Balance Sheet	24,027.62		9,079.84	
Add : As per the Schemes of Amalgamation and Arrangements (Refer Note 5 (ii), Schedule Q)	-		12,344.80	
Add : Transferred from Profit and Loss Account	40.00		8,400.00	
Less : Transferred to Profit and Loss Account (Refer Note 4, Schedule Q)	-		5,771.34	
Less : Transferred to Profit and Loss Account (Refer Note 5 (vii), Schedule Q)	228.15		276.55	
Less : Transferred to Profit and Loss Account (Refer Note 5 (v), Schedule Q)	86.52		191.07	
Less : Transferred to Profit and Loss Account (Refer Note 5 (iv), Schedule Q)	1,488.35		383.54	
Add : Minority Interest	76.34	**22,340.94**	825.48	24,027.62
Reserve for Business Restructuring (Refer Note 5 (vi), Schedule Q)		**1,287.10**		1,287.10
Profit and Loss Account		**9,966.73**		5,631.30
		42,328.63		41,248.31

* Created pursuant to Reserve Bank of India (Amendment) Act, 1997 in respect of Reliance Communications Investment and Leasing Limited (RCILL), a subsidiary of Reliance Communications Infrastructure Limited, a subsidary of the Company. RCILL has become NBFC with effect from 1st April, 2008.

(Rs. in crore)

	As at 31st March, 2010	As at 31st March, 2009
SCHEDULE C		
SECURED LOANS		
Debentures		
11.20 % Secured, Redeemable, Non Convertible Debentures (Refer Note below)	**3,000.00**	3,000.00
	3,000.00	3,000.00

Note :

The Company had, on 2nd March, 2009, allotted, 3,000, 11.20% Secured Redeemable, Non Convertible Debentures (NCDs) of the face value of Rs. 1 crore each. The issue is secured by a first pari passu charge on the whole of the movable fixed assets (excluding Land and Building thereon, Telecom Licences, Brand Name, Goodwill, Current Assets, Loans & Advances and Investments (referred to as "excluded assets")), both present and future, including but not limited to all movable plant and machinery, furniture, fixtures, electrical systems, hardware, computer software, wiring, tools, meters, motor vehicles, office equipment and all other movables of whatsoever nature of the Company and of Reliance Telecom Limited, Reliance Infratel Limited (RITL) and Reliance Communications Infrastructure Limited. Further, in this regard, legal mortgage is also created on immovable property of RITL located at Dombivali (West) in favour of the Debenture Trustee for the benefit of NCDs Holder. Redemption shall be at par at the end of 10th year from the date of allotment thereof.

		As at 31st March, 2010		As at 31st March, 2009
SCHEDULE D				
UNSECURED LOANS				
Long Term Loans				
Foreign Currency Loans from Banks (Repayable within one year Rs. 2,400.19 crore (Previous year Rs. Nil))	12,192.46		11,607.12	
Foreign Currency Convertible Bonds (FCCBs) (Repayable within one year Rs. Nil (Previous year Rs. Nil))	6,459.55		7,083.51	
(Refer Note 3 (i) and (ii), Schedule Q)				
Rupee Loans from Banks (Repayable within one year Rs. Nil (Previous year Rs. Nil))	-	**18,652.01**	5,600.00	24,290.63
Short Term Loans				
From Banks				
Foreign Currency Loans	4,967.71		5,616.88	
Rupee Loans	1,800.00		5,300.00	
Commercial Papers	1,295.31		954.74	
From Others	0.39	**8,063.41**	-	11,871.62
		26,715.42		36,162.25

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE E FIXED ASSETS

(Rs. in crore)

Description	Gross Block					Depreciation/Impairment, Amortisation					Net Block	
	As at 1st April, 2009	As per the Scheme of Amalgamation/ Arrangements (Refer Note 5(viii), Schedule Q)	Additions	(Deduction) / Adjustments (Refer Note 8 below)	As at 31st March, 2010	As at 1st April, 2009	Transfer from General Reserves/ Provision for Business Restructuring	Depreciation for the year	(Deductions)/ Adjustment (Refer Note 8 below)	As at 31st March, 2010	As at 31st March, 2010	As at 31st March, 2009
Tangible Assets												
Leasehold Land	24.13	-	-	-	24.13	1.90	-	0.24	-	2.14	21.99	22.23
Leasehold Improvement	81.83	-	1.43	(6.63)	76.63	48.87	-	11.22	(5.19)	54.90	21.73	32.96
Freehold Land	476.11	-	3.26	-	479.37	-	5.58	-	-	5.58	473.79	476.11
Buildings	2,238.87	-	66.70	-	2,305.57	285.85	106.89	38.49	-	431.23	1,874.34	1,953.02
Plant and Machinery	51,566.66	-	3,875.53	(757.69)	54,684.50	12,353.48	526.42	2,790.48	(262.32)	15,408.06	39,276.44	39,213.18
Furniture and Fixtures	167.76	-	7.98	(1.44)	174.30	79.50	0.97	20.25	(1.27)	99.45	74.85	88.26
Vehicles	74.53	-	0.09	(0.22)	74.40	54.06	2.63	3.64	(0.14)	60.19	14.21	20.47
Sub Total	**54,629.89**	-	**3,954.99**	**(765.98)**	**57,818.90**	**12,823.66**	**642.49**	**2,864.32**	**(268.92)**	**16,061.55**	**41,757.35**	41,806.23
Leasehold Assets												
Plant and Machinery	7.81	-	-	-	7.81	7.81	-	-	-	7.81	-	-
Office Equipments	3.25	-	-	(0.20)	3.05	2.93	0.03	0.02	(0.18)	2.80	0.25	0.32
Furniture	-	-	0.39	-	0.39	-	0.04	0.03	-	0.07	0.32	-
Vehicles	1.67	-	-	(0.31)	1.36	1.02	-	0.23	(0.21)	1.04	0.32	0.65
Sub Total	**12.73**	-	**0.39**	**(0.51)**	**12.61**	**11.76**	**0.07**	**0.28**	**(0.39)**	**11.72**	**0.89**	0.97
Intangible Assets												
Telecom Licences	18,809.51	-	-	-	18,809.51	801.57	1,174.20	357.89	-	2,333.66	16,475.85	18,007.94
Indefeasible Rights of Connectivity (IRC)	1,407.53	-	94.74	(178.07)	1,324.20	227.45	-	120.30	(34.24)	313.51	1,010.69	1,180.08
Software	215.23	-	11.57	(3.09)	223.71	174.35	7.24	34.65	(3.08)	213.16	10.55	40.88
Brand Licence	204.93	-	59.89	-	264.82	30.81	-	26.25	-	57.06	207.76	174.12
Movie Rights	7.24	-	-	-	7.24	0.56	-	5.69	-	6.25	0.99	6.68
Licence and Knowhow	223.05	-	4.74	(23.44)	204.35	44.26	-	32.18	(6.25)	70.19	134.16	178.79
Sub Total	**20,867.49**	-	**170.94**	**(204.60)**	**20,833.83**	**1,279.00**	**1,181.44**	**576.96**	**(43.57)**	**2,993.83**	**17,840.00**	19,588.49
Grand Total	**75,510.11**	-	**4,126.32**	**(971.09)**	**78,665.34**	**14,114.42**	**1,824.00**	**3,441.56**	**(312.88)**	**19,067.10**	**59,598.24**	61,395.69
Previous year	46,338.75	14,500.80	12,841.40	1,829.16	75,510.11	8,956.12	1,023.11	3,607.70	527.49	14,114.42	61,395.69	
Capital Work- in - Progress (gross) (Refer Note 6 (d) below)											**11,655.65**	11,309.60

Notes:

1 (a) Freehold Land includes Rs. 55,808 (Previous year Rs. 55,808) acquired from Karnataka Industrial Areas Development Board (a Government of Karnataka Undertaking). Transfer of ownership is under process.
(b) Freehold Land includes Rs. 0.55 crore (Previous year Rs. 0.55 crore) towards land acquired, the transfer of ownership is under process.

2 Buildings include:
(a) Rs. 250 (Previous year Rs. 250) towards cost of Shares in Co-operative Society (held by Reliance Telecom Limited).
(b) Rs. 0.02 crore (Previous year Rs. 0.02 crore) towards cost of Shares acquired in a Company (held by Reliance Communications Infrastructure Limited).

3 Plant and Machinery includes electrical equipments of Rs. 2.66 crore (Previous year Rs. 2.66 crore), which are under custody and control of Maharashtra State Electricity Distribution Company Limited.

4 Plant and Machinery includes Asset Retirement Obligations (ARO) (Gross Block Rs. 246.77 crore (Previous year Rs. 277.22 crore), Accumulated Depreciation Rs. 123.39 crore (Previous year Rs. 101.65 crore) and Net Block Rs. 123.39 crore (Previous year Rs. 175.57 crore).

5 (a) Gross Block includes Rs. 3,584.55 crore, being the amount added on revaluation as on 1st January, 2006.
(b) Gross Block for the previous years include Rs. 1,962.84 crore, being an amount added on fair valuation as on 10th April, 2007 (Refer Note 5, Schedule Q).

6 Capital Work-in-Progress includes:
(a) Rs. 5,894.34 crore (Previous year Rs. 4,848.19 crore) on account of advance against capital expenditure.
(b) Rs. 177.61 crore (Previous year Rs. 771.16 crore) on account of project development expenditure.
(c) Rs. 424.38 crore (Previous year Rs. 886.31 crore) on account of materials at site.
(d) Net of reduction on fair valuation by Rs. Nil (Previous year Rs. 2,100.00 crore) (Refer Note 5 (ii), Schedule Q) and provision for impairment of Rs. 304.97 crore (Previous year Rs. Nil).

7 Transfer of title of certain land and buildings received from Reliance Industries Limited pursuant to the Schemes of Arrangements is under process.

8 Deductions/ Adjustments include exchange fluctuation on account of currency translation of Foreign Subsidiaries.

(Rs. in crore)

			As at 31st March, 2010		As at 31st March, 2009
SCHEDULE F					
INVESTMENTS					
Long Term Investments					
In Government and Other Securities					
Unquoted					
	6 Year National Savings Certificates	0.02		0.02	
	(Lodged with Sales Tax Department)				
	5 1/2 years Kisan Vikas Patra	-		-	
	(Lodged with Chennai Metropolitan Development Authority) Rs. 5,000 (Previous year Rs. 5,000)		**0.02**		0.02
Trade Investment					
In Equity Shares of Companies					
Unquoted, fully Paidup					
6,50,25,000 (6,50,25,000)	Warf Telecom International Private Limited of 1 MRf each Less : Share of Loss of Associates	22.31 (3.60)		22.31 (0.41)	
		18.71		21.90	
8,83,819 (8,83,819)	World Tel Holding Limited, Bermuda of USD 0.05 each (under liquidation)	-		-	
2,100 (2,100)	Macronet Private Limited of Rs. 10 each (Rs. 21,000) Less : Share of Loss of Associates (Rs. 21,000)	-		-	
2,101 (2,101)	Macronet Mercantile Private Limited of Rs. 10 each (Rs. 21,010) Less : Share of Loss of Associates (Rs. 21,010)	-		-	
4,000 (4,000)	eWave Global of no Par Value	19.86		22.32	
13,000 (Nil)	Mumbai Metro Transport Private Limited of Rs. 10 each	0.01		-	
5,000 (5,000)	International Convention Centre Constructions Private Limited of Rs. 10 each (Rs. 50,000)	0.01	**38.59**	-	44.22
In Preference Shares of Companies					
Unquoted, fully Paidup					
10,00,000 (10,00,000)	9% Redeemable Preference Shares of Reliance BPO Limited of Re. 1 each	5.00		5.00	
(Nil) (25,001)	Preference Shares of Luxfield Enterprises Limited of USD 2.30 each	-		129.33	
(Nil) (1)	Secured Convertible Promissory Note of Telsima Corporation	-		17.75	
20,45,455 (20,45,455)	Series D Preferred Stock of Stoke Inc. of USD 2.2 each	20.31		22.82	
5,85,993 (5,85,993)	Series A Preferred Stock of Scalable Display Technologies Inc. of USD 1.62 each	4.29		4.82	
7,11,438 (7,11,438)	Series B Convertible Preference Shares of Pelago Inc. of USD 3.37 each	10.83		12.17	
6,17,589 (6,17,589)	Preference Stock of Sequans Communication of Euro 2.024 each	8.42		9.46	
14,63,415 (14,63,415)	Series C Preferred Stock of Stoke Inc. of USD 2.05 each	13.62		15.30	
84,74,576 (84,74,576)	Series B Preferred Stock of E Band Communications Corporation of USD 0.354 each	13.65		15.34	
			76.12		231.99

(Rs. in crore)

			As at 31st March, 2010		As at 31st March, 2009
SCHEDULE F (Contd.)					
In Partnership Firm					
Unquoted, fully paid up					
	Tip Top Typography	5.25		5.25	
	Less : Share of Loss in the Partnership Firm	(0.03)		(0.01)	
	Reliance Capital Infrastructure	-		-	
			5.22		5.24
Current Investments					
Other Investments					
In Government Bonds					
Quoted, fully paid up					
(Nil) (10,00,000)	11.99% GOI Bonds 2009 of Rs. 100 each	-		10.01	
(Nil) (20,00,000)	7.95% GOI Bonds 2032 of Rs. 100 each	-		20.29	
5,00,000 (15,00,000)	8.24% GOI Bonds 2018 of Rs. 100 each	5.19		16.24	
20,00,000 (5,00,000)	7.94% GOI Bonds 2021 of Rs. 100 each	20.00		5.18	
1,00,100 (16,34,000)	6.83% GOI Bonds 2039 of Rs. 100 each	1.13		14.56	
(Nil) (40,00,000)	6.05% GOI Bonds 2019 of Rs. 100 each	-		37.29	
(Nil) (10,00,000)	7.56% GOI Bonds 2014 of Rs. 100 each	-		10.38	
(Nil) (10,00,000)	7% GOI Fertiliser Bonds of Rs. 100 each	-		9.22	
			26.32		123.17
In Bonds and Debentures					
Quoted, fully paid up					
(Nil) (50)	9.70% HDFC 2017 of Rs. 10,00,000 each	-		5.07	
(Nil) (250)	11.25% PFC 2018 of Rs. 10,00,000 each	-		28.45	
(Nil) (150)	11.00% PFC 2018 of Rs. 10,00,000 each	-		15.02	
(Nil) (50)	8.45% IRFC 2018 of Rs. 10,00,000 each	-		4.80	
(Nil) (250)	8.55% IRFC 2019 of Rs. 10,00,000 each	-		24.17	
100 (100)	7.25% ICICI 2011 of Rs. 10,00,000 each	9.43		9.43	

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009	
SCHEDULE F (Contd.)					
(Nil) (100)	8.46% IRFC 2014 of Rs. 10,00,000 each	-		9.94	
(Nil) (250)	10.20% Non Convertible Debentures of TISCO 2015 of Rs. 10,00,000 each	-		25.00	
(Nil) (650)	10.00% Non Convertible Debentures of Citi Financial Consumer Finance (India) Limited of Rs. 10,00,000 each	-		65.75	
(Nil) (1,400)	8.65% Non Convertible Debentures of Citi Financial Consumer Finance (India) Limited 2009 of Rs. 10,00,000 each	-		138.45	
			9.43		326.08
In Bonds and Debentures **Unquoted, fully paid up**					
6,17,589 (6,17,589)	Convertible Bonds of Sequans Communications of Euro 2.024 each	8.42		9.46	
1000 (1,000)	Non Convertible Debentures of Tata Sons 2010 of Rs. 10,00,000 each	98.53		100.29	
			106.95		109.75
In Certificate of Deposits (CDs) **Unquoted, fully paid up**					
(Nil) (7,500)	Canara Bank of Rs. 1,00,000 each	-		70.00	
(Nil) (2,500)	Bank of India of Rs. 1,00,000 each	-		23.29	
(Nil) (7,500)	Punjab National Bank of Rs. 1,00,000 each	-		71.57	
(Nil) (2,500)	State Bank of Travancore of Rs. 1,00,000 each	-		23.64	
(Nil) (5,000)	Syndicate Bank of Rs. 1,00,000 each	-		46.42	
(Nil) (2,500)	State Bank of Patiala of Rs. 1,00,000 each	-		23.37	
			-		258.29
In Units of Mutual Funds **Unquoted, fully paid up**					
(Nil) (2,00,00,000)	Reliance FHF - Plan C - Series 2 - IP - Growth of Rs. 10 each	-		20.00	
(Nil) (10,00,00,000)	Reliance FHF 4 - Series 7 - IP - Growth of Rs. 10 each	-		100.00	
1,80,07,03,785 (1,32,80,82,463)	Reliance Liquidity Fund - Growth of Rs. 10 each	2,495.13		1,758.39	
(Nil) (44,28,610)	Reliance Money Manager Fund - IP - Growth of Rs. 1000 each	-		528.56	
(Nil) (4,51,78,546)	Reliance Interval Fund - Annual Series I - IP - Growth of Rs. 10 each	-		50.00	

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009	
SCHEDULE F (Contd.)					
(Nil) (1,27,73,56,651)	Reliance Medium Term Fund - Growth of Rs. 10 each	-		2 320.84	
2,50,00,000 (Nil)	Reliance FHF 12 - Series 5 - Super IP - Growth of Rs. 10 each	25.00		-	
(Nil) (59,73,30,316)	Reliance Liquidity Fund - TP-IP-Growth of Rs. 10 each	-		1,276.76	
17,00,842 (16,37,923)	Reliance Floating Rate Fund - Daily Dividend Reinvestment Plan of Rs. 10 each	1.71		1.65	
1,02,88,142 (70,00,00,000)	Reliance FHF 10 - Series 5 - Super - IP - Growth of Rs. 10 each	23.10		700.00	
(Nil) (5,09,40,244)	JPMorgan India Treasury Fund - Super IP - Growth of Rs. 10 each	-		58.14	
(Nil) (7,47,52,679)	Canara Robeco Liquid Plus - Super IP - Growth of Rs. 10 each	-		99.02	
3,96,60,327 (Nil)	JM Money Manager Fund - Super Plus Plan - Growth of Rs. 10 each	51.49		-	
6,20,322 (Nil)	Reliance Liquid Fund - TP - IP - Growth of Rs. 10 each	0.98		-	
4,31,64,705 (42,59,21,833)	LIC MF Income Plus Fund - Growth of Rs. 10 each	53.36		500.16	
9,57,971 (1,18,47,475)	BlackRock US Dollar Liquidity First Fund - Institutional Share Class of USD 1 each	4.54		70.82	
23,969 (16,580)	BlackRock US Dollar Liquidity Investment Fund of USD 1 each	1,041.93		982.60	
11,86,02,155 (Nil)	LIC MF Liquid Fund - Growth of Rs. 10 each	200.00		-	
			3,897.24		8,466.94
			4,159.89		9,565.70

Aggregate Book Value of Investments	As at 31st March, 2010	As at 31st March, 2009
Unquoted	**4,124.14**	9,116.45
Quoted (Market Value Rs. 36.09 crore (Previous year Rs.455.82 crore))	**35.75**	449.25
	4,159.89	9,565.70

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009
SCHEDULE G				
CURRENT ASSETS				
Inventories				
Stores and Spares*	405.79		387.75	
Communications Devices and Accessories	138.84	**544.63**	154.97	542.72
**Sundry Debtors (Unsecured) ** **				
Due for more than six months				
Considered good	990.44		851.28	
Considered doubtful	559.98		394.66	
	1,550.42		1,245.94	
Less : Provision for doubtful debts	559.98		394.66	
	990.44		851.28	
Others				
Considered good	2,321.23		3,110.49	
Considered doubtful	72.61		65.36	
	2,393.84		3,175.85	
Less : Provision for doubtful debts	72.61		65.36	
	2,321.23	**3,311.67**	3,110.49	3,961.77
Cash and Bank Balances				
Cash on hand	0.03		0.32	
Cheques on hand	67.61		53.73	
Balance with Banks				
In Current Accounts with Scheduled Banks	164.39		483.37	
In Current Accounts with Other Banks	310.02		278.75	
In Export Earning Foreign Currency Accounts with Scehduled Banks	15.98		236.22	
In Fixed Deposits with Banks	260.51	**818.54**	630.51	1,682.90
Other Current Assets				
Interest accrued on Investments (Refer Note 15, Schedule Q)	7.87		88.91	
Deposits	1,706.36		1,670.38	
Others	358.40	**2,072.63**	12.12	1,771.41
(Deposits include Rs. 1,136.47 crore paid against disputed claims, Refer Note 8 (i), Schedule Q (Previous year Rs. 1,136.47 crore))				
		6,747.47		7,958.80

* Rs. 0.07 crore, (Previous year Rs. 0.70 crore) is determined based on the First in First out method of inventory valuation and the balance is based on Weighted Average method.

** Net of fair value change by Rs. Nil (Previous year Rs. 56.00 crore)

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009
SCHEDULE H				
LOANS AND ADVANCES				
(Unsecured, considered good unless stated otherwise)				
Advances recoverable in cash or kind or for value to be received*				
Considered good	5,409.06		6,754.61	
Considered doubtful	138.40		132.15	
	5,547.46		6,886.76	
Less : Provision for doubtful advance	138.40	**5,409.06**	132.15	6,754.61
* (Includes subsidy receivable Rs. 92.16 crore (Previous year Rs. 82.17 crore))				
Balance with Customs, Central Excise Authorities etc.		**0.76**		1.06
		5,409.82		6,755.67
SCHEDULE I				
CURRENT LIABILITIES AND PROVISIONS				
Current Liabilities				
Sundry Creditors				
Dues to Micro, Small and Medium Enterprises	155.19		126.52	
(Refer Note 13, Schedule Q)				
Others *	3,934.66		4,520.59	
Liability for leased assets	280.54		356.72	
Interest accrued but not due on loans	64.66		109.74	
Unclaimed Dividend	5.27		3.20	
Other Liabilities	4,886.96		4,883.84	
Advance from Customers and Unearned Income	5,381.18	**14,708.46**	5,971.22	15,971.83
(Includes subsidy deferred Rs. Nil (Previous year Rs. 53.24 crore))				
Provisions				
Disputed and Other Claims (Refer Note 8, Schedule Q)	1,659.92		1,844.80	
Commission to Non Executive Directors	0.60		0.60	
Business Restructuring (Refer Note 5 (iv), Schedule Q)	1,325.60		1,433.10	
Wealth Tax (net of taxes paid)	1.52		1.06	
Income Tax (net of advance tax)	469.26		212.53	
Fringe Benefit Tax (net of taxes paid)	1.77		2.24	
Retirement Benefits	116.70		144.84	
Assets Retirement Obligations (Refer Note 8 (i), Schedule Q)	246.72		277.22	
Proposed Dividend on Equity Shares	175.44		-	
Interim Dividend on Equity Shares	-		165.12	
Tax on Proposed/ Interim Dividend	29.14	**4,026.67**	28.06	4,109.57
		18,735.13		20,081.40

*Includes for Capital Expenditure Rs. 2,160.84 crore (Previous year Rs. 4,170.57 crore)

Schedules forming part of the Consolidated Profit and Loss Account

(Rs. in crore)

		For the year ended 31st March, 2010		For the year ended 31st March, 2009
SCHEDULE J				
SERVICE REVENUE AND OTHER OPERATING INCOME				
Service Revenue	23,054.38		23,215.92	
Less : Service Tax	2,369.33	**20,685.05**	2,473.01	20,742.91
Other Operating Income	847.77		1,520.09	
Less : Service/ Sales Tax	36.44	**811.33**	12.46	1,507.63
(includes realisation from telecom terminals and accessories, debtors etc.)				
		21,496.38		22,250.54

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
SCHEDULE K		
OTHER INCOME		
Profit on Sale of Investments	**209.49**	327.82
Profit on Disposal of Assets	-	0.19
Dividend Income	**0.06**	16.30
Miscellaneous Income	**426.35**	353.61
	635.90	697.92
SCHEDULE L		
ACCESS CHARGES, LICENCE FEES AND NETWORK EXPENSES		
Access Charges	**2,137.73**	2,381.67
Licence Fees	**1,145.11**	1,186.51
Rent, Rates and Taxes	**540.86**	292.07
Network Repairs and Maintenance (Refer Note 24, Schedule Q)	**1,407.21**	1,378.84
Stores and Spares Consumed	**122.73**	103.87
Power, Fuel and Utilities	**1,509.43**	841.85
Cost of Service Contents and Applications	**327.41**	241.06
Other Network Operating Expenses	**2,087.81**	1,558.65
	9,278.29	7,984.52
SCHEDULE M		
PAYMENT TO AND PROVISION FOR EMPLOYEES (Including Managerial Remuneration)		
Salaries (Including Managerial Remuneration Rs. 0.74 crore (Previous year Rs. 0.70 crore))	**1,345.82**	1,444.13
Contribution to Provident, Gratuity and Superannuation Fund	**56.56**	94.41
Employee Welfare and Other Amenities	**97.69**	138.01
	1,500.07	1,676.55

(Rs. in crore)

		For the year ended 31st March, 2010		For the year ended 31st March, 2009
SCHEDULE N				
SALES AND GENERAL ADMINISTRATION EXPENSES				
Selling Expenses				
Commission	669.94		350.26	
Selling and Marketing (Refer Note 24, Schedule Q)	501.72		676.82	
Advertisement	227.35		386.65	
Customer Acquisition and Customer Care	347.61		421.70	
Cost of Sale of Telecom Terminals and Accessories (Refer Note 24, Schedule Q)	503.27	**2,249.89**	285.33	2,120.76
Provision for Doubtful Debts, Loans and Advances		**198.28**		136.81
General Administration Expenses				
Insurance	30.47		35.30	
Rent, Rates and Taxes	212.26		220.44	
Repairs and Maintenance				
- Machinery	0.47		0.13	
- Building	20.13		16.80	
- Others	33.58		36.41	
Travelling	70.77		116.26	
Professional Fees	239.56		182.13	
Foreign Exchange (Gain)/ Loss on Debtors/ Creditors (net)	(195.54)		123.66	
Loss on Sale/ Discarding of Assets	1.49		0.06	
Hire Charges	395.02		310.52	
Other General and Administrative Expenses	264.53		550.27	
Wealth Tax	0.46	**1,073.20**	0.64	1,592.62
Payment to Auditors		**11.47**		9.66
		3,532.84		3,859.85
SCHEDULE O (I)				
FINANCIAL CHARGES (NET)				
Interest and Other charges on Term Loans and Debentures	974.55		563.74	
Interest on Other Loans	367.65	**1,342.20**	648.10	1,211.84
Other Financial Cost		**209.65**		173.07
Foreign Currency Exchange Fluctuation (Gain)/ Loss (net)		**(2,645.03)**		(187.40)
		(1,093.18)		1,197.51
SCHEDULE O (II)				
FINANCIAL INCOME				
Income from Investments and Interest Income (Tax deducted at source Rs. 2.26 crore (Previous year Rs. 4.73 crore)) (Refer Note 15, Schedule Q)		**(93.15)**		(239.39)
Distribution of income by Reliance Communications Shareholders Trust (Refer Note 18, Schedule Q)		-		(1,338.67)
		(93.15)		(1,578.06)

SCHEDULE P

1 Principles of Consolidation

The Consolidated Financial Statements relate to Reliance Communications Limited ('the Company') and all of its subsidiary companies and the companies controlled, that is, the companies over which the Company exercises control/ joint control over ownership and voting power and the associates and joint venture (hereinafter collectively referred to as the "Group"). The Consolidated Financial Statements have been prepared on the following bases.

(a) The financial statements of the Company and its subsidiaries are consolidated on a line-by-line basis, by adding together the book values of like items of assets, liabilities, incomes and expenses after fully eliminating intra group balances and intra group transactions resulting in unrealised profits or losses in accordance with the Accounting Standard ("AS") 21 "Consolidated Financial Statements" as referred to in the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules).

(b) In case of the foreign subsidiaries and companies controlled by the Company, revenue is consolidated at the average exchange rate prevailing during the year. All monetary assets and liabilities are converted at the exchange rate prevailing at the end of the year. While, non monetary assets and liabilities are recorded at the exchange rate prevailing on the date of the transaction or closing rate, as applicable. Any exchange difference arising on consolidation of integral foreign operation and non integral foreign operation is recognised in the Profit and Loss Account and Exchange Fluctuation Reserve respectively.

(c) Investments in subsidiaries are eliminated and differences between the cost of investment over the net assets on the date of investment or on the date of the financial statements immediately preceding the date of investment in subsidiaries are recognised as Goodwill or Capital Reserve, as the case may be.

(d) The difference between the proceeds from disposal of investment in a subsidiary or in a company controlled by the Company and the proportionate carrying amount of its assets less liabilities as of the date of disposal, is recognised in the Consolidated Profit and Loss Account as the profit or loss on disposal of investment in subsidiaries.

(e) Minority Interest's share of net profit or loss of consolidated subsidiaries for the year is identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Equity Shareholders of the Company.

(f) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated Balance Sheet as a separate item from liabilities and the Shareholders' Equity.

(g) In case of associates, where the Company directly or indirectly through subsidiaries holds 20% or more of Equity Shares, investments in associates are accounted for using equity method in accordance with Accounting Standard ("AS") 23 "Accounting for Investments in Associates in Consolidated Financial Statements" as referred to in the Accounting Standard Rules. The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its Profit and Loss Account, to the extent such change is attributable to the associates' Profit and Loss Account, based on available information.The difference between the cost of investment in the associates and the share of net assets, at the time of acquisition of shares in the associates, is identified in the financial statements as Goodwill or Capital Reserve, as the case may be.

(h) Interest in a jointly controlled entity is reported using proportionate consolidation.

(i) As far as possible, the Consolidated Financial Statements are prepared using uniform Accounting Policies for like transactions and other events in similar circumstances and are presented in the same manner as the standalone financial statements of the Company.

2 Investments other than in subsidiaries, associates and joint ventures are accounted as per Accounting Standard ("AS") 13 "Accounting for Investments" as referred to in the Accounting Standard Rules.

3 Other Significant Accounting Policies

(a) Basis of Preparation of Financial Statements

The financial statements are prepared under historical cost convention and/ fair valuation under a Scheme approved by the High Court, in accordance with the generally accepted accounting principles in India and provisions of the Companies Act, 1956 read with the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules) as well as applicable pronouncements of the Institute of Chartered Accountants of India (the ICAI).

(b) Use of Estimates

The preparation and presentation of Consolidated Financial Statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates is recognised in the period in which the results are known/ materialised.

(c) Fixed Assets

(i) Fixed Assets are stated at cost/ fair value net of Modvat/ Cenvat, Value Added Tax and include amount added on revaluation less accumulated depreciation, amortisation and impairment loss, if any.

(ii) All costs including financing cost of qualifying assets till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising upto 31st March, 2007 from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

(iii) Expenses incurred relating to project, prior to commencement of commercial operation, are considered as project development expenditure and shown under Capital Work-in-Progress.

(iv) Telecom Licences are stated at fair value less accumulated amortisation.

(v) Indefeasable Rights of Connectivity (IRC) are stated at cost less accumulated amortisation.

(d) Lease

(i) In respect of Operating Leases, lease rentals are expensed on straight line basis with reference to the term of lease, except for lease rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

(ii) Finance leases prior to 1st April 2001: Rentals are expensed with reference to the term of lease and other considerations.

(iii) Finance Leases on or after 1st April 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as liabilities for leased assets. The principal component in lease rental in respect of the above is adjusted against liabilities for leased assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalised.

(e) Depreciation/ Amortisation

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated at the rates as given below.

(a) Ducts and Cables - 18, 20 years

(b) Telecom Electronic Equipments - 18 years

(c) Furniture, Fixtures and Office Equipments - 5, 10 years

(d) Customer Premises Equipments - 3 years

(e) Vehicles - 5 years

(f) Leasehold improvements - Shorter of the remaining lease term or useful life

(g) Cable Systems - Shorter of 15 years or remaining useful life

In case of Falcon project, the asset life of Sub Marine Cable Network and Terrestrial Network is estimated at 25 years and 15 to 25 years respectively.

(ii) Depreciation on assets, taken on finance lease on or after 1st April, 2001, is provided over the remaining period of lease from commencement of commercial operations.

(iii) Expenditure of capital nature incurred on assets taken on operating lease is depreciated over the remaining period of the lease term.

(iv) Leasehold Land is depreciated over the period of the lease term.

(v) Intangible assets, namely Telecom Licences and Brand Licences are amortised equally over the balance period of Licences. IRC and Software are amortized from the date of acquisition or commencement of commercial services, whichever is later. The Rights in Cinematography Films are treated as intangible assets and are amortised over the balance period of rights remaining after commencement of commercial operation. The life of amortisation of the intangible assets are as follows.

(a) Telecom Licences - 12.5 to 20 years

(b) Brand Licence - 10 years

(c) Indefeasible Right of Connectivity - 15, 20 years

(d) Software - 5 years

(vi) Depreciation on additions is calculated pro rata from the following month of addition.

(f) Asset Retirement Obligation (ARO)

Asset Retirement Obligation (ARO) relates to the removal of cable systems and equipments when they will be retired from its active use. Provision is recognised based on the best estimate, of the management, of the eventual costs (net of recovery) that relates to such obligation and is adjusted to the cost of such assets.

(g) Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting period is increased/ reversed where there is change in the estimate of recoverable value. The recoverable value is higher of net selling price and value in use.

(h) Investments

Current Investments are carried at lower of cost and market value computed Investment wise. Long Term Investments are stated at cost. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

(i) Inventories of Stores, Spares and Communication Devices

Inventories of stores, spares and communication devices are accounted for at costs, determined on weighted average basis or net realisable value, whichever is less, except in case of certain subsidiaries, where cost is determined on First In First Out basis.

(j) Loans and Advances

Initial direct cost incurred specifically to earn revenue, in nature of severance cost paid to third party vendors to acquire the contract are deferred and expensed over the turn of the revenue contract, provided that the company has a legal enforceable right to recover the unabsorbed costs in the event of early termination of the revenue contract.

(k) Employee Benefits

Short term employee benefits

All employee benefits payable wholly within twelve months of rendering the service are classified as short-term employee benefits. These benefits include compensated absences such as paid annual leave and sickness leave. The undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by employees is recognised as an expense during the period.

Long term employee benefits

(i) Defined contribution plan

The Company's contribution towards Employees' Superannuation Plan is recognised as an expense during the period in which it accrues.

(ii) Defined benefit plans

Provident Fund

Provident Fund contributions are made to a Trust administered by the Trustees. Interest payable to the Provident Fund members, shall not be at a rate lower than the statutory rate. Liability is recognised for any shortfall in the Income of the fund vis-à-vis liability of the Interest to the members as per statutory rates.

Gratuity Plan

The Company's gratuity benefit scheme is a defined benefit plan. The Company's net obligation in respect of the gratuity benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The present value of the obligation under such defined benefit plan is determined based on actuarial valuation using the Projected Unit Credit Method.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government securities as at the Balance Sheet date.

Actuarial gains and losses are recognised immediately in the Profit and Loss Account.

(iii) Other Long term employee benefits

Compensated absences which are not expected to occur within twelve months after the end of the period in which the employee renders the related services are recognised as a liability at the present value of the defined benefit obligation at the Balance Sheet date, determined based on actuarial valuation using Projected Unit Credit Method. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government securities as at the Balance Sheet date.

(l) Borrowing Cost

Borrowing costs, that are attributable to the acquisition or construction of qualifying assets, are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

(m) Issue Expenses and Premium on Foreign Currency Convertible Bonds (FCCBs)

The Premium payable on redemption of Foreign Currency Convertible Bonds (FCCBs) is charged to Security Premium Account over the period of issue. Issue expenses are debited to Security Premium Account at the time of issue.

(n) Foreign Currency Transactions

(i) Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and the rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account.

(v) Any loss arising out of marking a class of derivative contracts to market price is recognised in the Profit and Loss Account. Income, if any, arising out of marking a class of derivative contracts to market price is not recognised in the Profit and Loss Account.

(o) Revenue Recognition

(i) Revenue is recognised as and when the services are provided on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods of one year or more are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

(ii) The Company sells Right of Use (ROUs) that provide customers with network capacity, typically over a 10 to 15 year period without transferring the legal title or giving an option to purchase the network capacity. Capacity services revenues are accounted as operating lease and recognised in the Company's income statement over the life of the contract. Bills raised on customers/ payments received from customers for long term contracts and for which revenue is not recognised are included in deferred revenue.

(iii) Standby maintenance charges are invoiced separately from capacity sales. Revenues relating to standby maintenance are recognised over the period in which the service is provided. Any amounts billed prior to providing of service are included in deferred revenue.

(iv) Network services include Capacity lease services, IP transit, IPLC (private lines leased to customers), backup service for other network operators and all other services. The customer typically pays the charges for network services periodically over the life of the contract, which may be up to three years. Network revenue is recognised in the Company's income statement over the term of the contract.

(v) Sales of Handsets and accessories are recognised when goods are supplied and are recorded net of trade discounts, rebates, commissions to Distributors and Dealers and sales taxes. It does not include inter company transfers.

(vi) Interest income on investment is recognised on time proportion basis. Dividend is considered when right to receive is established. The Group recognises income from the units in the Fixed Income Schemes of Mutual Funds where income accrued is held, till the declaration or payment thereof, for the benefit of the unit holders.

(vii) Revenue is recognised net of taxes when the Base Transceiver Station (BTS) Towers is Ready For Installation of customer equipments and as per the terms of the agreements.

(viii) Activation fees in resepct of DTH is recognised on upfront basis at the time of activation of services in customers' premises. Subscription revenue towards initial customers are recognised upfront as and when it is realised and the monthly subscription is recognised on accrual basis, net of service tax, entertainment tax and trade discount.

(p) Provision for Doubtful Debts and Loans and Advances

Provision is made in the Accounts for doubtful debts and Loans and Advances in cases where the management considers the debts, loans and advances, to be doubtful of recovery.

(q) Miscellaneous Expenditure

Miscellaneous Expenditure is charged to the Profit and Loss Account as and when it is incurred.

(r) Taxes on Income, Fringe Benefit Tax and Deferred Tax

Provision for income tax is made on the basis of taxable income for the year at current rates. Tax expense comprises of Current Tax, Fringe Benefit Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income Tax payable/ recoverable in respect of the taxable income/ loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the asset will be realised in future. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of assets. MAT credit is recognised as an asset only if there is convincing evidence that the Company will pay normal income tax during the specified period.

(s) Government Grants

Subsidies granted by the Government for providing telecom services in rural areas are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

(t) Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent Assets are neither recognised nor disclosed in the financial statements.

(u) Earning per Share

In determining Earning per Share, the Group considers the net profit after tax and includes the post tax effect of any extra-ordinary/ exceptional item. The number of shares used in computing Basic Earnings per Share is the weighted average number of shares outstanding during the period. The number of shares used in computing Diluted Earnings per Share comprises the weighted average shares considered for deriving Basic Earnings per Share, and also the weighted average number of shares that could have been issued on the conversion of all dilutive potential Equity Shares where the results would be anti - dilutive. Dilutive potential Equity Shares are deemed converted as of the beginning of the period, unless issued at a later date.

(v) Employee Stock Option Scheme

In respect of stock options granted pursuant to the Company's Employee Stock Options Scheme, the intrinsic value of the options (excess of market price of the share over the exercise price of the option) is treated as discount and accounted as employee compensation cost over the vesting period. Employee compensation cost recognised earlier on grant of options is reversed in the period when the options are surrendered by any employee.

SCHEDULE Q

1 Previous year

Figures of the Previous year have been regrouped and reclassified, whereever required. Previous year's figures are not comparable with that of the current year on account of the effects of the Schemes considered in the previous year.

2. Consolidation

(a) The following subsidiary companies are included in the Consolidated Financial Statements.

Sr. No.	Name of the subsidiary company	Country of Incorporation	Proportion of ownership interest
1	Reliance WiMax Limited	India	100.00%
2	Reliance Digital Home Services Limited	India	100.00%
3	Reliance Webstore Limited	India	100.00%
4	Reliance Infocomm Infrastructure Private Limited	India	100.00%
5	Campion Properties Limited	India	100.00%
6	Reliance Big TV Limited	India	100.00%
7	Reliance Tech Services Private Limited	India	89.00%
8	Reliance Telecom Limited	India	100.00%
9	Reliance Communications Infrastructure Limited	India	100.00%
10	Matrix Innovations Limited	India	100.00%
11	Reliance Communications Investment and Leasing Limited	India	100.00%
12	Reliance Infratel Limited	India	89.71%
13	Netizen Rajasthan Limited	India	89.71%
14	Reliance Global IDC Limited	India	89.71%
15	Reliance Globalcom B.V.	The Netherlands	100.00%
16	Reliance Communications (UK) Limited	United Kingdom	100.00%
17	Reliance Communications (Hong Kong) Limited	Hong Kong	100.00%
18	Reliance Communications (Singapore) Pte. Limited	Singapore	100.00%
19	Reliance Communications (New Zealand) Pte. Limited	New Zealand	100.00%
20	Reliance Communications (Australia) Pty. Limited	Australia	100.00%
21	RCOM Malaysia SDN. BHD.	Malaysia	100.00%
22	Anupam Global Soft (U) Limited	Uganda	90.00%
23	Gateway Net Trading Pte. Limited	Singapore	100.00%
24	Reliance Globalcom Limited	Bermuda	87.67%
25	FLAG Telecom Singapore Pte. Limited	Singapore	87.67%
26	FLAG Atlantic UK Limited	United Kingdom	87.67%
27	Reliance FLAG Atlantic France SAS	France	87.67%
28	FLAG Telecom Taiwan Services Limited (under liquidation)	Taiwan	87.67%
29	FLAG Telecom Taiwan Limited	Taiwan	52.61%
30	Reliance FLAG Pacific Holdings Limited	Bermuda	87.67%
31	FLAG Pacific Limited	Bermuda	87.67%
32	FLAG Telecom Group Services Limited	Bermuda	87.67%
33	FLAG Telecom Deutschland GmbH	Germany	87.67%
34	FLAG Telecom Hellas AE	Greece	87.67%
35	FLAG Telecom Asia Limited	Hong Kong	87.67%
36	FLAG Telecom Nederland B.V.	The Netherlands	87.67%
37	Reliance Globalcom (UK) Limited	United Kingdom	87.67%
38	Yipes Holdings, Inc.	USA	88.58%
39	Reliance Globalcom Services, Inc.	USA	88.58%
40	Yipes Systems, Inc.	USA	88.58%
41	YTV Inc.	USA	88.58%
42	Reliance Infocom, Inc.	USA	88.58%
43	Reliance Communications, Inc.	USA	88.58%
44	Reliance Communications International, Inc.	USA	88.58%
45	Reliance Communications Canada, Inc.	USA	88.58%
46	Bonn Investment, Inc. (formerly known as Reliance Netway, Inc.)	USA	88.58%
47	FLAG Telecom Development Limited	Bermuda	87.67%
48	FLAG Access India Private Limited	India	87.67%

Sr. No.	Name of the subsidiary company	Country of Incorporation	Proportion of ownership interest
49	FLAG Telecom Development Services Company LLC	Egypt	87.67%
50	FLAGWEB Limited	Bermuda	87.67%
51	FLAG Telecom Network Services Limited	Ireland	87.67%
52	Reliance FLAG Telecom Ireland Limited	Ireland	87.67%
53	FLAG Telecom Servizi Italia SpA	Italy	87.67%
54	FLAG Telecom Japan Limited	Japan	87.67%
55	FLAG Telecom Ireland Network Limited	Ireland	87.67%
56	FLAG Telecom Network USA Limited	USA	87.67%
57	FLAG Telecom Belgium Network SA	Belgium	87.67%
58	FLAG Telecom Espana Network SAU	Spain	87.67%
59	Reliance Vanco Group Ltd	United Kingdom	87.67%
60	Euronet Spain SA	Spain	87.67%
61	Net Direct SA (Properietary) Ltd. (under liquidation)	South Africa	87.67%
62	Vanco (Shanghai) Co. Ltd.	China	87.67%
63	Vanco ApS	Denmark	87.67%
64	Vanco (Asia Pacific) Pte. Ltd.	Singapore	87.67%
65	Vanco Australasia Pty. Ltd.	Australia	87.67%
66	Vanco EpE	Greece	87.67%
67	Vanco Sp Zoo	Poland	87.67%
68	Vanco Euronet Sro (under liquidation)	Czech Republic	87.67%
69	Vanco GmbH	Germany	87.67%
70	Vanco Hong Kong Solutions Ltd	Hong Kong	87.67%
71	Vanco Japan KK	Japan	87.67%
72	Vanco Net Direct Ltd	United Kingdom	87.67%
73	Vanco Net Direct Ltd	Ireland	87.67%
74	Vanco NV	Belgium	87.67%
75	Vanco SAS	France	87.67%
76	Vanco South America Ltd	Brazil	87.67%
77	Vanco Srl	Italy	87.67%
78	Vanco Sweden AB	Sweden	87.67%
79	Vanco Switzerland AG	Switzerland	87.67%
80	Vanco Deutschland GmbH	Germany	87.67%
81	Vanco B.V.	The Netherlands	87.67%
82	Vanco Benelux B.V.	The Netherlands	87.67%
83	Vanco UK Ltd	United Kingdom	87.67%
84	Vanco International Ltd	United Kingdom	87.67%
85	Vanco Row Limited	United Kingdom	87.67%
86	Vanco Global Ltd	United Kingdom	87.67%
87	WANcom GmbH	Switzerland	87.67%
88	VNO Direct Ltd	United Kingdom	87.67%
89	Vanco US LLC	USA	87.67%
90	Vanco Solutions, Inc.	USA	87.67%
91	Reliance WiMax World BVI	British Virgin Islands	90.00%
92	Reliance WiMax World B.V.	The Netherlands	90.00%
93	Reliance WiMax World Limited	United Kingdom	90.00%
94	Reliance WiMax World LLC	USA	90.00%
95	Reliance WiMax Congo Brazzaville B.V.	The Netherlands	45.90%
96	Interconnect Brazzaville S. A.	Republic of Congo	45.90%
97	Reliance WiMax Guinea B.V.	The Netherlands	54.00%
98	Acess Guinea SARL	Republic of Guinea	54.00%
99	Reliance WiMax Sierra Leone B. V.	The Netherlands	67.50%
100	Equatorial Communications Limited	Sierra Leone	67.50%
101	Reliance WiMax Cameroon B. V.	The Netherlands	45.90%
102	Equatorial Communications SARL	Cameroon	45.90%

(b) The Company also consolidates the following companies as it exercises control over ownership and/ or composition of Board of Directors.

Sr. No.	Name of the company	Country of Incorporation	Proportion of ownership interest
1	Seoul Telenet Inc.	Korea	42.96%
2	FLAG Holdings (Taiwan) Limited	Taiwan	43.84%
3	Reliance Telecom Infrastructure (Cyprus) Holdings Limited	Cyprus	0.00%
4	Lagerwood Investments Limited	Cyprus	0.00%

(c) The associate companies considered in the Consolidated Financial Statements are :

Sr. No.	Name of the company	Country of Incorporation	Proportion of ownership interest
1	Warf Telecom International Private Limited	Maldives	20.00%
2	Macronet Private Limited	India	21.00%
3	Macronet Mercantile Private Limited	India	21.00%

(d) The following subsidiary companies/ associates acquired during the year also form part of Consolidated Financial Statements.

Sr. No.	Name of the company		Country of Incorporation	Proportion of ownership interest
1	Global Innovative Solutions Private Limited	w.e.f. 4th September, 2009	India	100.00%
2	Reliance WiMax D.R.C. B.V.	w.e.f. 1st April, 2009	The Netherlands	90.00%
3	Reliance WiMax Gambia B.V.	w.e.f. 21st April, 2009	The Netherlands	90.00%
4	Reliance WiMax Mauritius B.V.	w.e.f. 1st April, 2009	The Netherlands	90.00%
5	Reliance WiMax Mozambique B.V.	w.e.f. 21st April, 2009	The Netherlands	90.00%
6	Reliance WiMax Niger B.V.	w.e.f. 1st April, 2009	The Netherlands	90.00%
7	Reliance WiMax Zambia B.V.	w.e.f. 1st April, 2009	The Netherlands	90.00%
8	Access Bissau LDA	w.e.f. 1st April, 2009	Guinea Bissau	54.00%
9	Mumbai Metro Transport Private Limited	w.e.f. 18th January, 2010	India	26.00%

(e) The following joint venture company also forms part of Consolidated Financial Statements.

Sr. No.	Name of the company	Country of Incorporation	Proportion of ownership interest
1	Alcatel Lucent Managed Solutions India Private Limited	India	33.00%

(f) The following subsidiary companies/ companies controlled/ companies controlled ceased to remain subsidiaries/ controlled/ consolidated during the year.

Sr. No.	Name of the company
1	Reliance Communications Haryana Private Limited - disinvestment made w.e.f. 1st October, 2009
2	Reliance Communications Maharashtra Private Limited - disinvestment made w.e.f. 1st October, 2009
3	Reliance Communications Tamil Nadu Private Limited - disinvestment made w.e.f. 1st October, 2009
4	Reliance Communications West Bengal Private Limited - disinvestment made w.e.f. 1st October, 2009
5	Reliance Broadcom Private Limited - disinvestment made w.e.f. 1st October, 2009
6	Reliance Mobile Limited - disinvestment made w.e.f. 23rd March, 2010
7	Vanco (India) Private Limited is struck off w.e.f. 27th October, 2009

3 Foreign Currency Convertible Bonds (FCCBs)

(i) The Company issued FCCBs in two tranches; 5,00,000 FCCBs for 5 Year, 4.65%, USD 500 million issued on 9th May, 2006 and 10,000 FCCBs for 5 Year, 4.95%, USD 1,000 million issued on 28th February, 2007. Pursuant to the exercise of an option by the FCCB Holders and in accordance with the terms and conditions thereof, the Company, during an earlier year, allotted 1,87,44,801 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 475.68 per share against 2,03,051 FCCBs and 6,67,090 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 656.23 per share against 100 FCCBs respectively.

(ii) During the year, the Company has bought back and cancelled 297 nos. (Previous year 350 nos.) of 5 Year, 4.95%, FCCBs of the face value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount to the face value. This has resulted in a saving of Rs. 24.49 crore (Previous Year Rs. 79.61 crore) which has been reflected as part of Other Income. Consequent upon such buy back and cancellation, the Company's obligations to convert the said Bonds into Shares, if so claimed by the Bond Holders and/ or to redeem the same in foreign currency, has come to an end vis-à-vis the cancelled Bonds. Rs. 14.48 crore (Previous year Rs. 7.68 crore) being provision for premium on redemption relatable to such cancelled Bonds has been reversed on buyback and cancellation of FCCBs.

Out of total FCCBs issued, 2,96,949 (Previous year 2,96,949) FCCBs and 9,253 (Previous year 9,550) FCCBs from the respective tranches were outstanding as on 31st March, 2010.

(iii) In the event, these outstanding FCCBs are fully converted into Equity Shares, the Equity Share Capital of the Company would increase by approximately 8.91 crore (Previous year 9.11 crore) Equity Shares of Rs. 5 each.

(iv) In case of the above mentioned FCCBs, on and at anytime after 9th May, 2009 and 28th February, 2010 respectively, on and prior to the maturity date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the FCCBs in whole and not in part at their Early Redemption amount, provided that no such redemption may be made unless the aggregate value (as defined in the terms and conditions) on each trading day during the period of not less than 30 consecutive trading days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption amount.

(v) FCCBs amount includes Rs. 942.32 crore (Previous year Rs. 733.62 crore), being the premium on redemption of FCCBs computed on pro rata basis for the period up to 31st March, 2010.

4 Foreign Exchange

In accordance with an amendment to Schedule VI of the Companies Act, 1956 ("the Act") and in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates", the Company continues the policy of accounting for the changes in the amounts of loans/ liabilities relating to Fixed Assets, consequent to changes in foreign exchange rates, as profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of fixed assets.

The net gain of Rs. 2,645.03 crore (Previous year Rs. 187.40 crore) including gain of Rs. 93.64 crore (Previous year Rs. 36.71 crore) on account of conversion of overseas bank balances and Rs. 2,705.38 crore relating to loans/ liabilities (Previous year foreign exchange loss of Rs. 5,771.34 crore relating to loans/ liabilities which was debited to Profit and Loss Account and withdrawn from the General Reserve of the Company in accordance with the terms of the Schemes of Arrangement, leaving no impact vis-à-vis profit of the year ended 31st March, 2009) have been reflected in "Financial Charges (net)" as the effect of Foreign Currency Exchange Fluctuation in Profit and Loss Account.

During the year, loss of Rs. Nil (Previous year Rs. 163.05 crore) arising out of marking related Derivative Contracts to market has also been recognized in the Profit and Loss Account, in compliance with the announcement dated 29th March, 2008 by the Institute of Chartered Accountants of India (ICAI) regarding Accounting for Derivatives. As a measure of prudence, The Company has decided that, unlike in earlier years, not to recognise any mark to market gains in respect of any outstanding class of derivative contracts related to loans, liabilities and assets expressed in foreign currency. Accordingly, the Company has not recognised gain of Rs. 191.74 crore on mark-to-market valuation of derivative contracts outstanding as at the end of the year. If the Company had not made this change of policy, net profit after tax would have been higher by an amount of Rs. 191.74 crore for the year.

5 Schemes of Amalgamation and Arrangement of earlier years

The Company, during the past years, undertook various Schemes including restructuring of ownership structure of telecom business so as to align the interest of the shareholders. Accordingly, pursuant to the Schemes of Amalgamation and Arrangement ("the Schemes") under Sections 391 to 394 of the Companies Act, 1956 approved by Hon'ble High Court of respective judicature, the Company, during the respective years, recorded all necessary accounting effects, along with requisite disclosure in the notes to the accounts, in accordance with the provisions of the said Schemes. The cumulative effects of the Schemes in case of Equity Share Capital of the Company have been disclosed below the respective Schedule to the Accounts. Reserves, pursuant to the said Schemes, include;

(i) Rs. 9,171.93 crore being Securities Premium Account, which was part of the Securities Premium of erstwhile Reliance Infocomm Limited (RIC), the transferor company.

(ii) Rs. 12,344.80 crore, being part of General Reserve, on fair valuation of assets and liabilities of the Company in accordance with the Scheme of Amalgamation, amalgamating Reliance Gateway Net Limited into the Company.

(iii) Amounts charged to General Reserve pursuant to the Schemes include Rs. 5,771.34 crore, being foreign exchange loss arising due to change in foreign exchange rates for loans/ liabilities relating to Fixed Assets, withdrawn from General Reserve pursuant to the Scheme of Arrangement for demerger of Optic Fiber Undertaking of the Company into Reliance Infratel Limited ("RITL").

The Company incorporated the effects of the Scheme, for demerger of Optic Fiber Undertaking in to Reliance Infratel Limited (RITL), in the Accounts of the Previous year ended 31st March, 2009, then pending the filing of the order of the Hon'ble High Court, sanctioning the scheme, with the Registrar of Companies (RoC) as required by Section 394 (3) of the Companies Act, 1956. The said Order was filed with RoC on 15th September, 2009. Consequently, the Scheme had become effective.

(iv) Additional depreciation arising on fair value of the assets has been adjusted from General Reserve and from Provision for Business Restructuring.

(v) As prescribed under the relevant Scheme, RITL has, during the year, withdrawn fuel expenses of Rs. 86.52 crore (Previous year Rs. 191.07 crore) and Provision for obsolescence loss on capital goods of Rs. 104.18 crore (Previous year Rs. Nil) from General Reserve.

(vi) Rs. 1,287.10 crore, being the balance was transferred to Reserve for Business Restructuring in accordance with the Scheme of Arrangement for demerger of passive infrastructure assets to RITL.

(vii) Additional depreciation of subsidiaries consequent upon revaluation of assets carried out has been adjusted to General Reserve.

(viii) Pursuant to the said Scheme of Amalgamation (Refer Note 5 (ii), above), on account of the fair valuation, during the previous year ended on 31st March, 2009, additions (or) adjustments to the fixed assets included increase in Freehold Land by Rs. 225.46 crore, Building by Rs. 129.85 crore and Telecom Licences by Rs. 14,145.49 crore.

(ix) Pursuant to the demerger, the Company computed goodwill of Rs. 2,658.75 crore arising on consolidation using the step up method based on date of original investment by Reliance Industries Limited (RIL) prior to demerger instead of considering the date of demerger as the date of investment in absence of specific guidance in AS 21 in a demerged scenario.

6 Depreciation on Electronic Equipments

During the year, the Company carried out technical/ technology assessment to determine the useful life of some of its telecommunications equipments. The useful life of such telecommunications equipments has been re-assessed and ascertained as 18 years, impacting the provision of depreciation of these assets for the year ended on 31st March, 2010. As a result, depreciation charge is lower and profits for the year are higher by Rs. 953.22 crore for the year. The accounting treatment so determined is fully in accordance with the applicable provisions of the Companies Act, 1956.

7 Project Development Expenditure

Details of Project Development Expenditure (Included under Capital Work-in-Progress) : (Rs. in crore)

		For the year ended 31st March, 2010		For the year ended 31st March, 2009
Opening Balance		**771.16**		422.76
Add : Expenditure incurred during the year	631.19		1,285.47	
Interest on Term Loans	-	**631.19**	337.68	1,623.15
		1,402.35		2,045.91
Less :				
Capitalised during the year	1,224.24		1,274.76	
Sale of scrap	0.50	**1,224.74**	-	1,274.76
Closing Balance		**177.61**		771.16

8 Provisions

(i) Provisions include, provision for disputed claims for verification of customers Rs. 9.04 crore (Previous year Rs. 9.04 crore) and others of Rs. 1,650.88 crore (Previous year Rs. 1,835.76 crore), provision for Commission to Non Executive Directors of Rs. 0.60 crore (Previous year Rs. 0.60 crore) and provisions for Asset Retirement Obligation (ARO) made by the Company's subsidiary in respect of undersea cables and equipments of Rs. 246.72 crore (Previous year Rs. 277.22 crore).

(ii) During the year, an amount of Rs. 140.00 crore (Previous year Rs. Nil) relating to Roll out obligations, Rs. Nil (Previous year Rs. 4.40 crore) relating to commission to Non Executive Directors and Rs. 50.52 crore (Previous year Rs. Nil) relating to disputed liabilities have been reversed. An amount of Rs. 5.64 crore (Previous year Rs. 31.18 crore) has been provided (Previous year reversed) towards disputed interconnect usage charges. An amount of Rs. Nil (Previous year Rs. 29.22 crore) paid towards disputed liabilities and an amount of Rs. 0.60 crore (Previous year Rs. 30.60 crore) was paid towards commission to Non Executive Directors.

(iii) On determination by the Board of Directors, the liability against provision for commission to Non Executive Directors will be paid during the year 2010-11.

(iv) Also refer Note 3(v) above.

The aforesaid provisions shall be utilised on settlement of the claims, if any, there against.

9 Contingent Liabilities and Capital Commitment (As represented by the Management)

(Rs. in crore)

		As at 31st March, 2010	As at 31st March, 2009
(i)	Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	**2,352.41**	3,160.87
(ii)	Disputed Liabilities not provided for		
	- Sales Tax and VAT	**250.11**	109.51
	- Custom, Excise and Service Tax	**15.71**	13.33
	- Entry Tax and Octroi	**13.79**	4.39
	- Income Tax	**0.93**	90.26
	- Other Litigations	**30.57**	34.02
(iii)	Claims against the Company not acknowledged as debts	**0.23**	26.76
(iv)	Guarantees given including on behalf of other companies for business purpose	**461.99**	145.97
(v)	Bonds executed in favour of Government Authorities	**57.17**	57.17

10 Deferred Tax Assets and Liabilities

The Company and its certain subsidiaries being in the business of Telecommunication Services, Broadband Network and Internet Services, are eligible for deduction under Section 80IA (Tax Holiday) of the Income tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during Tax Holiday Period, the same is not recognised in books of accounts as at 31st March, 2010 as per the Accounting Standard ("AS") 22 of "Accounting for Taxes on Income" as referred to in Accounting Standard Rules.

The Deferred Tax Liabilities relating to other subsidiaries of the Company comprise of the following.

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009	
(i)	Deferred Tax Liabilities				
	Lease Revenue Equalisation	687.28		-	
	Unrealised Forex Gain	134.00		-	
	Related to timing difference on depreciation on fixed assets	9.03		14.25	
	Related to timing difference on revenue recognition	24.07	**854.38**	25.95	40.20
(ii)	Deferred Tax Asset				
	Related to carried forward loss	378.08		11.32	
	Disallowances, if any, under the Income Tax Act, 1961	0.58		0.78	
	Related to timing difference on depreciation on fixed assets	350.03		-	
	Lease Rent equalisation	26.64	**755.33**	-	12.10
	Net Deferred Tax Liabilities		**99.05**		28.10

11 Leases

(a) **Finance Lease; as a lessee**

(i) The details of gross investments and minimum lease rentals outstanding as at 31st March, 2010 in respect of Fixed assets acquired on or after 1st April, 2001.

(Rs. in crore)

Due	Gross Investment		Unearned Finance Income		Present Value of Minimum Lease Payments	
	For the year ended 31st March, 2010	For the year ended 31st March, 2009	**For the year ended 31st March, 2010**	For the year ended 31st March, 2009	**For the year ended 31st March, 2010**	For the year ended 31st March, 2009
Within one year	**0.17**	0.30	**0.02**	0.06	**0.15**	0.24
Later than one year and not later than five years	**0.14**	0.44	**0.01**	0.05	**0.13**	0.39
Later than five years	**-**	-	**-**	-	**-**	-
Total	**0.31**	0.74	**0.03**	0.11	**0.28**	0.63

(ii) General description of the significant leasing arrangements is as mentioned below.

(a) The lease agreement is valid for a fixed non cancellable period from the date of commencement of lease rentals.

(b) Upon termination of the lease agreement, the Company shall return the assets to the lessor.

(c) In the event, the claim of lessor for depreciation is disallowed partly or fully in their tax assessment, the lease rentals will increase to the extent of depreciation disallowed to the lessor.

(b) **Operating Lease**

(Rs. in crore)

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
Estimated future minimum payments under non cancellable operating leases.		
(i) Not later than one year	**347.61**	234.02
(ii) Later than one year and not later than five years	**2,039.89**	1,274.20
(iii) Later than five years	**2,122.19**	2,065.28

12 Particulars of Derivative Instruments

Particulars of Derivative Instruments acquired for hedging	**For the year ended 31st March, 2010**			For year ended 31st March, 2009		
	No. of	**Value**		No. of	Value	
	Instruments	**(USD crore)**	**(Rs. in crore)**	Instruments	(USD crore)	(Rs. in crore)
Principal Only Swap	**12**	**22.42**	**1,011.81**	6	6.00	304.32
Currency Swaps	**-**	**-**	**-**	7	7.40	375.13
Interest Rate Swaps FC	**42**	**92.40**	**4,170.94**	27	122.97	6,237.12
Interest Rate Swaps INR	**27**	**19.38**	**875.00**	28	16.76	850.00
Options FC	**13**	**50.92**	**2,298.34**	22	63.80	3,236.12
Options INR	**1**	**2.00**	**90.28**	2	15.00	760.80

No derivative instruments are for speculation purpose.

In respect of Foreign Currency Swap and Interest Rate Swap transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, the gains/ losses, if any, are recognised on the settlement day or the reporting day, whichever is earlier, at the rate prevailing on respective day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are USD 429.07 crore (Previous year USD 305.81 crore), equivalent to Rs. 19,471.10 crore (Previous year Rs. 15,509.95 crore).

The unamortised premium of Buyers' Line of Credit to be recognised is Rs. 3.63 crore (Previous year Rs. 21.32 crore) for one or more subsequent accounting periods.

13 Disclosure under Micro, Small and Medium Enterprises Development Act, 2006 (MSMED)

Under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED) which came into force from 2nd October 2006, certain disclosures are required to be made relating to Micro, Small and Medium Enterprises (MSME). On the basis of the information and records available with the Company, the following disclosures are made for the amounts due to the Micro and Small Enterprises.

(Rs. in crore)

		As at 31st March, 2010	As at 31st March, 2009
(i)	Principal amount due to any supplier as at the year end	**155.19**	126.52
(ii)	Interest due on the principal amount unpaid at the year end to any supplier	**2.43**	1.54
(iii)	Amount of Interest paid by the Company in terms of Section 16 of the MSMED, along with the amount of the payment made to the supplier beyond the appointed day during the accounting year	**-**	-
(iv)	Payment made to the enterprises beyond appointed date under Section 16 of MSMED	**93.19**	43.56
(v)	Amount of Interest due and payable for the period of delay in making payment, which has been paid but beyond the appointed day during the year, but without adding the interest specified under MSMED	**8.34**	0.90
(vi)	The amount of interest accrued and remaining unpaid at the end of each accounting year; and	**10.77**	2.42
(vii)	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of the MSMED.	**0.74**	0.33

14 Earnings per Share (EPS)

		For the year ended 31st March, 2010	For the year ended 31st March, 2009
Basic and Diluted EPS before adjustment of Amalgamation/ Arrangement and Exceptional Items			
(i)	Profit/ (Loss) attributable to Equity Shareholders (Rs. in crore) (used as numerator for calculating Basic EPS)	**4,692.47**	6,052.41
(ii)	Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,064,026,881**	2,064,026,881
(iii)	Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**4,692.47**	6,052.41
(iv)	Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,153,165,814**	2,155,147,125
(v)	Basic EPS of Rs. 5 each (Rs.)	**22.73**	29.32
(vi)	Diluted EPS of Rs. 5 each (Rs.)	**21.79**	28.08
Basic and Diluted EPS after adjustment of Amalgamation/ Arrangement and Exceptional Items			
(i)	Profit/ (Loss) attributable to Equity Shareholders (Rs. in crore) (used as numerator for calculating Basic EPS)	**4,655.00**	6,044.93
(ii)	Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,064,026,881**	2,064,026,881
(iii)	Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**4,655.00**	6 044.93
(iv)	Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,153,165,814**	2,155,147,125
(v)	Basic EPS of Rs. 5 each (Rs.)	**22.55**	29.29
(vi)	Diluted EPS of Rs. 5 each (Rs.)	**21.62**	28.05

15 Fixed Income Schemes

During the year, under the head "Income from Investments", an amount of Rs. 1.66 crore (Previous year Rs. 57.59 crore) has been accounted, being share of accrued interest and realised gains on the units held by it in the Fixed Income Schemes, in the year in which such income accrues instead of the year in which such income is declared or paid as the trustees are obliged in terms of the trust deed to hold the income for the benefit of the unit holders.

16 Exceptional Items

Exceptional Items consist of write back of charges of Rs.6.65 crore (Previous year a charge of Rs. 7.47 crore) of Options which have lapsed under ESOS Plan 2008 as mentioned in Note 20 below, Stamp Duty of Rs. 25.00 crore paid by the Company on conveyancing of the assets pursuant to the Schemes approved during the year by the Hon'ble High Court and Employee Restructuring Cost of Rs. 18.97 crore by Reliance Vanco Group Limited.

17 General Reserve

The Company has, in Consolidated Accounts, combined the balances of General Reserve I, II and III and disclosed as General Reserve. General Reserve I and II had been created pursuant to the Schemes of Demerger of 'Telecommunication Undertaking' of Reliance Industries Limited into the Company and the Scheme of Amalgamation and Arrangement of Group Companies respectively in earlier years. General Reserve III includes the reserve created pursuant to the Scheme of Amalgamation with erstwhile Reliance Gateway Net Limited.

18 Income from Investments

During the previous year ended on 31st March, 2009, income by way of distribution received from Reliance Communications Shareholders Trust (the Trust) consists of distribution by the Trust to a Subsidiary of the Company of amounts received by the Trust by way of dividends from Reliance Telecom Infrastructure (Cyprus) Holdings Limited (RTIHL), a Board Controlled Subsidiary of the Company. RTIHL had declared the dividend in the year ended on 31st March, 2008 out of gains realised from sale of shares of Reliance Infratel Limited (RITL), a Subsidiary of the Company, held by it. As the Trust is the sole shareholder of RTIHL, the profits of RTIHL consisting primarily of gains from the sale of the said shares of RITL were in that year excluded from the profits of the Company as representing profits attributable to the Trust.

19 Related Parties

As per the Accounting Standard ("AS") 18 of "Related Party Disclosures" as referred to in Accounting Standard Rules, the disclosure of transactions with the related parties as defined therein are given below.

A List of related party

Name of the Related Party	Relationship
(i) Reliance Innoventures Private Limited	Holding Company
(ii) AAA Communication Private Limited	Ceased to be the Holding Company w.e.f. 9th October, 2009
(iii) Reliance Capital Limited	Fellow subsidiary
(iv) Reliance General Insurance Company Limited	Fellow subsidiary
(v) Shri Anil D. Ambani	Person having control during the year
(vi) Shri Hasit Shukla	Key Managerial Personnel

B Transactions during the year with related parties
(Figures in bracket represent Previous year)

(Rs. in crore)

	Fellow Subsidiaries	Others	Total
1 Reliance Capital Limited			
(i) Unsecured loan			
Opening Balance as on 1st April, 2009	-	-	-
	(385.00)	-	(385.00)
Add :Loan taken during the year	-	-	-
	(-)	-	(-)
Less : Repayment during the year	-	-	-
	(385.00)	-	(385.00)
Closing Balance as on 31st March, 2010	-	-	-
	(-)	-	(-)
(ii) Sundry Debtors	**1,94**	-	**1.94**
	(3.80)	-	(3.80)
(iii) Sundry Creditors	**2.63**	-	**2.63**
	(3.41)	-	(3.41)
(iv) Income			
Service Income	**0.15**	-	**0.15**
	(0.42)	-	(0.42)
Other Income	**0.54**	-	**0.54**
	(0.54)	-	(0.54)
(v) Interest Expenses	-	-	-
	(21.00)	-	(21.00)
(vi) Rent, Rates and Taxes	**2.63**	-	**2.63**
	(5.87)	-	(5.87)
2 Reliance General Insurance Company Limited			
(i) Advances			
Balance as on 1st April, 2009	**37.26**	-	**37.26**
	(16.31)	-	(16.31)
Add: Advances made during the year	-	-	-
	(20.95)	-	(20.95)
Less: Repayment during the year	**36.63**	-	**36.63**
	(-)	-	(-)
Balance as on 31 March, 2010	**0.63**	-	**0.63**
	(37.26)	-	(37.26)

(Rs. in crore)

		Fellow Subsidiaries	Others	Total
(ii)	Sundry Debtors	**1.90** (1.90)	- -	**1.90** (1.90)
(iii)	Income			
	Service Income	- (0.65)	- -	- (0.65)
(iv)	General and Administration Expenses	**23.09** (17.34)	- -	**23.09** (17.34)
3	Person having control during the year Shri Anil D. Ambani - Sitting Fees	- (-)	**0.02** (0.02)	**0.02** (0.02)
4	Key Managerial Personnel Shri Hasit Shukla - Managerial Remuneration	- -	**0.74** (0.70)	**0.74** (0.70)

20 Employee Stock Option Scheme

The Company operates two Employee Stock Option Plans; ESOS Plan 2008 and ESOS Plan 2009, which cover eligible employees of the Company, the Holding Company and its Subsidiaries. ESOS Plans are administered through an ESOS Trust. The Vesting of the options is on the expiry of one year from the date of Grant as per Plan under the respective ESOS(s). In respect of Options granted, the accounting value of Options (based on market price of the share on the date of the grant of the option) is accounted as deferred employee compensation, which is amortised on a straight line basis over the Vesting Period. Each Option entitles the holder thereof to apply for and be allotted/ transferred one Equity Share of the Company of Rs. 5 each upon payment of the Exercise Price during the Exercise Period. The maximum Exercise Period is 10 years from the date of Grant of Options.

The Company has established a Trust for the implementation and management of ESOS for the benefit of its present and future employees. Advance of Rs. 331.16 crore (Previous year Rs.159.00 crore) has been granted to the Trust. Rs. 331.00 crore (Previous year Rs. 154.91 crore) has been utilised by the Trust for purchasing 1.67 crore (Previous year 0.92 crore) Equity Shares during the period upto 31st March, 2010.

Amounts earlier charged in respect of surrendered Options under ESOS Plan 2008 amounting to Rs. 6.65 crore (Previous year charge of Rs. 7.47 crore) has been reversed during the year and reflected as Exceptional Item in Profit and Loss Account. No amount is chargeable in respect of Options granted under ESOS Plan 2009.

Particulars	Employees Stock Option Plans			
	ESOS Plan 2008		ESOS Plan 2009	
	Number of Options	Weighted average exercise price (Rs.)	Number of Options	Weighted average exercise price (Rs.)
Number of Options Outstanding at the beginning of the year	16,07,320	394.06	1,12,78,995	206.00
Number of Options granted	Nil	-	Nil	-
Number of Options vested	16,07,320	394.06	1,12,78,995	206.00
Total number of Options exercised	Nil	-	Nil	-
Total number of Options forfeited / lapsed	4,85,109	404.15	19,55,780	206.00
Number of Options outstanding at the end of the year	11,22,211	389.70	93,23,215	206.00

If the entity would have estimated fair value computed on the basis of Black-Scholes pricing model, the compensation cost for the year ended 31st March, 2010 for ESOS Plan 2008 and ESOS Plan 2009 would have been Rs. 3.56 crore and Rs. 12.26 crore respectively. The key assumptions used to estimate the fair value of options are given below.

Particulars	ESOS Plan 2008	ESOS Plan 2009
Risk-free interest rate	8.01%	8.12%
Expected life	8 years	9 years
Expected volatility	56.26%	56.26%
Expected dividend yield	0.47%	0.47%
Price of the underlying share in market at the time of option grant	Rs. 541.15	Rs. 174.00

21 Licence Fees

The Company accounts for its liabilities in respect of Licence Fees payable for its Telecom as well as Direct To Home (DTH) businesses by way of Revenue Share to be computed on the Gross Revenue of the Company after taking into account the decision of Telecom Disputes Settlement And Appellate Tribunal (TDSAT) dated 30th August, 2007 specifying that revenues not related to UAS and Other Licences under which the Company operates are not to be included in the computation of Revenue Share. The TDSAT has, by its decision dated 26th March, 2009 applied the said decision dated 30th August, 2007 to the Company. The decision of the TDSAT is the subject matter of Appeal pending before the Supreme Court. No provision is considered necessary in this regard.

22 Special Audit

Pursuant to the Telecom Licence Agreement, the Department of Telecommunications (DoT) directed audits of various Telecom companies including of the Company. The Special Auditors appointed by DoT were required to verify records of the Company and some of its subsidiaries for the years ended 31st March, 2007 and 31st March, 2008 relating to Licence fees and revenue share. The report of the Special Auditor's alleging a shortfall of Licence fee and revenue share of Rs. 336.00 crore is mala fide and is in the Company's opinion biased and full of errors and inaccuracies. Criminal complaints filed by the Company against the wrongful leaking of the Report are being investigated by the Police. The Institute of Chartered Accountants of India (ICAI) is investigating the professional and other misconduct of the Special Auditors. The Company has also made presentations and representations to DoT on the observations of the Special Auditor. The Company is advised that based inter alia on current understanding of the regulation by the industry and judicial pronouncements directly applicable to the issues raised in the special audit report, all of which have not been properly considered nor appreciated in the Report, no provision is required in the accounts of the Company.

23 Sale of Prepaid and other Vouchers

During the year, Reliance Communications Infrastructure Limited (RCIL), a subsidiary company has, in continuation with its policy of accounting on "gross basis" for the realisation on sale of recharge vouchers for Mobile Telecom Services, adopted similar accounting treatment in case of sale of recharge vouchers for PCO (Public Call Office) services, resulting in higher amount of revenue by Rs. 216.17 crore on account of grossing up. Corresponding discount charges have been reflected as Selling and Marketing Expenses. However, there is no impact on the profit for the year and General Reserve as at the Balance Sheet date. During the previous year ended on 31st March, 2009, the accounting for sale of recharge vouchers for PCO services was on net basis.

24 Netting off of Expenses

During the year, Sales and distribution expenses are net of Rs. 165.00 crore towards cost of telecom terminals and accessories, Rs. 135.00 crore towards sales and distribution expenses recovered on account of brand promotion and Network expenses are net of Rs. 96.70 crore towards reversal of old provisions.

25 Export Commitments

The Company and its subsidiaries have obtained Licences/ authorisations under the Export Promotion Capital Goods (EPCG) Scheme for importing capital goods at a concessional rate of customs duty against submission of bonds. Under the terms of the respective Licences/ authorisations, the Company and its subsidiaries are required to export goods of FOB value equivalent to or more than, eight times the amount of duty saved in respect of such Licences/ authorisations, where export obligation has been refixed by the order of Director General Foreign Trade, Ministry of Commerce and Industry, Government of India, as applicable. Balance export obligations outstanding as on 31st March, 2010 in case of the Company and its subsidiaries namely; RCIL and RITL under the aforesaid Licences/ authorisations is Rs. 494.40 crore, Rs.971.00 crore and Rs. 7,253.00 crore respectivly (Previous year Rs. 775.00 crore, Rs. 1,160.00 crore and Rs. 7,132.04 crore respectively).

26 Joint Venture

Reliance Communications Infrastructure Limited (RCIL), a Subsidiary of the Company has entered into a joint venture (JV) with 33% interest. The detail of the said JV are as under.

Name of the Joint Venture	:	Alcatel-Lucent Managed Solutions India Private Limited
Name of the Other Venturer	:	Alcatel-Lucent India Limited
Percentage of Interest of RCIL	:	33%
Percentage of Interest of other venturers	:	67%
Aggregate amount of Assets (Rs. in crore)	:	130.35
Aggregate amount of Liabilities (Rs. in crore)	:	108.38
Aggregate amount of Income (Rs. in crore)	:	191.15
Aggregate amount of Expenses (Rs. in crore)	:	161.95

27 Employee Benefits

Gratuity: In accordance with the applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) for all its employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on respective employees last drawn salary and for the years of employment with the Company.

The following table set out the status of the Gratuity Plan as required under Accounting Standard ("AS") 15 (Revised) "Employee Benefits" (Revised).

(i) Reconciliation of opening and closing balances of the present value of the defined benefit obligation

(Rs. in crore)

	Particulars	*Gratuity		Leave Encashment	
		As at 31st March,2010	As at 31st March,2009	**As at 31st March,2010**	As at 31st March,2009
	Obligation at beginning of the year	**35.79**	27.11	**112.90**	113.82
	Service cost	**9.11**	9.69	**3.26**	54.76
	Interest cost	**2.50**	2.44	**6.92**	6.20
	Actuarial (gain)/ loss	**(7.27)**	(0.51)	**14.46**	(1.24)
	Benefits paid	**(5.06)**	(2.94)	**(42.77)**	(60.63)
	Obligation at year end	**35.07**	35.79	**94.80**	112.90
	*Defined benefit obligation liability as at the Balance Sheet date is wholly funded by the Company				
(ii)	Change in plan assets				
	Plan assets at year beginning, at fair value	**25.54**	25.51	-	-
	Expected return on plan assets	**1.79**	2.31	-	-
	Actuarial (gain)/ loss	**2.98**	(1.84)	-	-
	Contributions	**11.03**	2.50	**42.77**	60.63
	Benefits	**(5.06)**	(2.94)	**(42.77)**	(60.63)
	Plan assets at year end, at fair value	**36.29**	25.54	-	-
(iii)	Reconciliation of present value of the obligation and the fair value of the plan assets				
	Fair value of plan assets at the end of the year	**36.29**	25.54	-	-
	Present value of the defined benefit obligations at the end of the year	**35.07**	35.79	**94.80**	112.90
	Liability recognized in the Balance Sheet	**(1.23)**	10.25	**94.80**	112.90
(iv)	Cost for the year				
	Service Cost	**9.11**	9.69	**3.26**	54.76
	Interest Cost	**2.50**	2.44	**6.92**	6.20
	Expected return on plan assets	**(1.79)**	(2.31)	-	-
	Actuarial (gain)/ loss	**(10.26)**	1.33	**14.46**	(1.24)
	Net Gratuity Cost	**(0.43)**	11.16	**24.64**	59.71
(v)	Experience adjustment				
	On Plan Liabilities (Gain)/ Loss	**(5.01)**	(0.86)	**N.A.**	N.A.
	On Plan Assets Gain/ (Loss)	**2.98**	(1.99)	**N.A.**	N.A.
(vi)	Investment details of plan assets				
	100% of the plan assets are invested in balanced Fund Instruments				
(vii)	Actual return on plan assets	**4.77**	0.40	-	-
(viii)	Assumptions				
	Interest rate	**7.50%**	7.00%	**7.50%**	7.00%
	Estimated return on plan assets	**7.50%**	7.00%	**7.50%**	7.00%
	Salary Growth rate	**6.00%**	6.00%	**6.00%**	6.00%

The estimates of future salary increases, considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

(ix) Particulars of the amounts for the year and previous years

	Gratuity			
	For the year ended 31st March			
	2010	2009	2008	2007
Present Value of benefit obligation	**35.07**	35.79	27.12	16.22
Fair value of plan assets	**36.29**	25.54	25.51	12.78
Excess of obligation over plan assets (plan assets over obligation)	**(1.22)**	10.25	1.61	3.44

Provident Fund : The guidance on Implementing ("AS") 15 "Employee Benefits" (revised 2005) issued by the ICAI states that the benefits involving employer established Provident Fund, which require interest shortfalls to be recompensed are to be considered defined benefit plans. The actuary of the Company has expressed his inability to reliably measure provident fund liabilities as the guidance note from Actuarial Society of India is yet to be issued. Accordingly, the Company is unable to provide the related information.

The Employee Benefits as disclosed above pertain to the Company and its significant subsidiaries like Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Webstore Limited, Reliance Tech Services Private Limited, Reliance Infrastructure and Investment Private Limited and Reliance WiMax Limited.

28 Consolidated Segment Information

The Company has identified five reportable segments viz. Wireless, Broadband, Global, Investment and Others. The segments have been identified and reported taking into account the nature of services provided, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the Company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and liabilities represent the assets and liabilities in respective segments. Tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) Primary Segment Information

(Rs. in crore)

Particulars	Wireless	Broadband	Global	Investment	Others	Unallocable	Eliminations	Total
Segment Revenue								
External Revenue	**14,312.11**	**2,347.64**	**4,789.73**	**209.49**	**473.31**	-	-	**22,132.28**
	15,980.97	*1,981.78*	*4,180.44*	*327.82*	*477.45*	-	-	*22,948.46*
Inter Segment Revenue	**2,327.50**	**490.91**	**3,528.95**	-	**494.50**	-	**(6,841.86)**	-
	1,386.66	*542.48*	*2,610.50*	-	*197.59*	-	*(4,737.23)*	-
Net Revenue	**16,639.61**	**2,838.55**	**8,318.68**	**209.49**	**967.81**	-	**(6,841.86)**	**22,132.28**
	17,367.63	*2,524.27*	*6,790.94*	*327.82*	*675.03*	-	*(4,737.23)*	*22,948.46*
Segment Result before Exceptional and non recurring items, interest & taxes	**3,754.96**	**681.39**	**554.04***	**209.49**	**(1,125.91)**	-	-	**4,073.97**
	4,332.47	*827.96*	*885.72*	*330.12*	*(552.63)*	-	-	*5,823.64*
Less: Finance Expense						**1,551.85**		**1,551.85**
						1,384.91		*1,384.91*
Add : Finance Income / Income from Investments						**2,738.18**		**2,738.18**
						1,765.46		*1,765.46*
Segment Result before exceptional and non recurring items, taxes	**3,754.96**	**681.39**	**554.04**	**209.49**	**(1,125.91)**	**1,186.33**	-	**5,260.30**
	4,332.47	*827.96*	*885.72*	*330.12*	*(552.63)*	*380.55*	-	*6,204.19*
Less:Provisions, Exceptional and Non Recurring items						**37.47**		**37.47**
						7.47		*7.47*
Less: Provision for Taxation						**445.39**		**445.39**
						(51.79)		*(51.79)*
Segment Result after Tax	**3,754.96**	**681.39**	**554.04**	**209.49**	**(1,125.91)**	**703.47**	-	**4,777.44**
	4,332.47	*827.96*	*885.72*	*330.12*	*(552.63)*	*424.87*	-	*6,248.51*
Other Information								
Segment Assets	**59,099.33**	**5,825.61**	**16,072.85**	**4,717.08**	**3,448.34**	**27,942.51**	**(25,527.28)**	**91,578.44**
	57,945.20	*6,244.53*	*19,980.05*	*9,565.78*	*3,657.12*	*31,225.26*	*(27,165.62)*	*1,01,452.32*
Segment Liabilities	**11,008.95**	**1,298.89**	**8,578.87**	-	**615.88**	**4,387.74**	**(7,627.75)**	**18,262.58**
	8,215.80	*1,237.41*	*9,054.99*	-	*456.75*	*6,416.40*	*(5,708.45)*	*19,672.90*
Other Corporate Assets						**990.19**		**990.19**
						754.67		*754.67*
Other Corporate Liabilities						**30,287.02**		**30,287.02**
						39,598.85		*39,598.85*
Capital Expenditure	**3,595.06**	**119.83**	**1,045.97**	-	**71.12**	-	-	**4,831.98**
	7,592.86	*764.59*	*3,645.90*	-	*1,146.74*	-	-	*13,150.09*
Depreciation	**1,828.17**	**466.04**	**1,108.04**	-	**344.26**	-	-	**3,746.51**
	2,394.74	*342.51*	*769.05*	-	*133.14*	-	*(31.74)*	*3,607.70*

(c) The reportable Segments are further described below:

- The Wireless segment includes wireless operations of the Company, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Infratel Limited, Alcatel Lucent Managed Solutions India Private Limited and the retail operations of Reliance Communications UK Limited, Reliance Communications International Inc., Reliance Communications Canada Inc., Reliance Communications (Australia) Pty. Limited, Reliance Communications (New Zealand) Pte. Limited.
- The Broadband segment includes broadband operations of the Company, Reliance Communications Infrastructure Limited and Reliance WiMax Limited.
- The Global segment include National Long Distance and International Long Distance operations of the Company and the wholesale operations of its subsidiaries viz. Reliance Globalcom BV and its subsidiaries.
- The Investment Segment includes investment activities of the Group companies, Reliance Telecom Limited, Reliance Infratel Limited, Reliance Webstore Limited, Reliance Globalcom BV, Gateway Net Trading Pte. Limited, Reliance Infocomm Infrastructure Private Limited and Reliance WiMax Limited.
- The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of the customer care activities of Reliance Webstore Limited, Facility Usage activities of Reliance Infocomm Infrastructure Private Limited and DTH activities of Reliance Communications Infrastructure Limited and Reliance Big TV Limited.

(ii) Secondary Segment Information

The secondary segment relates to geographical segments viz. Operations within India and outside India.

(Rs. in crore)

		Within India	Outside India	Total
1.	Segment Revenue - External Turnover	**17,359.04** *18,182.42*	**4,773.24** *4,766.04*	**22,132.28** *22,948.46*
2.	Segment Assets	**72,808.89** *81,852.59*	**18,769.55** *19,599.73*	**91,578.44** *101,452.32*
3.	Segment Liability	**10,371.24** *9,705.49*	**7,891.34** *9,967.41*	**18,262.58** *19,672.90*
4.	Segment - Capital expenditure	**3,833.18** *10,048.33*	**998.80** *3,101.76*	**4,831.98** *13,150.09*

The reportable secondary segments are further described below.

- The "Within India" segment includes the operations of the Company and its subsidiaries in India.
- The "Outside India" segment includes the operations of the Company's subsidiaries viz. Reliance Globalcom BV and its subsidiaries and Gateway Net Trading Pte. Limited.

* net of Rs. 200 crore impaired on obsolescence.

Consolidated Cash Flow Statement for the year ended 31st March, 2010

(Rs.in crore)

			For the year ended 31st March, 2010		For the year ended 31st March, 2009
A	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before tax as per Profit and Loss Account		5,222.83		6,196.72
	Adjusted for:				
	Provision for Doubtful Debts, Loans and Advances	198.28		136.81	
	Amortisation of Intangibles and Depreciation	3,746.51		3,607.70	
	Exceptional and Non - Recurring items	12.47		7.47	
	Writeback of Provision towards Disputed Liabilities	190.52		-	
	Discount on buyback of FCCBs	(24.49)		(79.61)	
	Effect of Foreign Exchange Rate Changes (net)	(3,249.41)		(279.72)	
	Loss on Sale/ Discarding of Assets (net)	1.49		(0.13)	
	Profit on Sale of Investments	(209.49)		(327.82)	
	Dividend and Other Income	(0.06)		(16.30)	
	Other Financial Cost	209.65		173.07	
	Interest Expenses	1,342.21		1,211.85	
	Financial Income	(93.15)		(1,578.06)	
			2,124.53		2,855.26
	Operating Profit before Working Capital Changes		7,347.36		9,051.98
	Adjusted for:				
	Receivables and other Advances	1,631.84		(245.75)	
	Inventories	(1.91)		(133.86)	
	Trade Payables	899.37		(1,772.27)	
			2,529.30		(2,151.88)
	Cash Generated from Operations		9,876.66		6,900.10
	Tax Refund		204.79		-
	Tax Paid		(516.96)		(392.57)
	Net Cash from Operating Activities		9,564.49		6,507.53
B	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Additions of Fixed Assets		(7,496.03)		(12,258.38)
	Sale of Fixed Assets		0.13		15.82
	Purchase of Investments		(98,170.63)		(111,040.61)
	Sale of Investments		103,659.00		112,597.33
	Financial Income		168.86		677.90
	Net Cash Used in Investing Activities		(1,838.67)		(10,007.94)
C	**CASH FLOW FROM FINANCING ACTIVITIES**				
	Net Proceeds from Short term Borrowings		(3,263.24)		(1,420.77)
	Proceeds from Long Term Borrowings		2,668.07		10,354.80
	Repayment of Long Term Borrowings		(6,394.66)		(1,425.62)
	Dividends Paid (Including tax on dividend)		(191.06)		(179.23)
	Realised Forex Loss Transferred to General Reserve		-		(1,708.65)
	Financial Charges		(1,440.84)		(1,377.44)
	Net Cash from Financing Activities		(8,621.73)		4,243.09
	Net Increase/ (Decrease) in Cash and Cash Equivalents		(895.91)		742.68
	Opening Balance of Cash and Cash Equivalents	1,682.90		878.18	
	Add: On Addition of new Subsidiaries	-	1,682.90	82.15	960.33
	Effect of Exchange Gain/ (Loss) on Cash and Cash Equivalents		31.55		(20.11)
	Closing Balance of Cash and Cash Equivalents		818.54		1,682.90

Note:

Cash and Cash Equivalent includes cash on hand, cheques on hand, remittances-in-transit and bank balance including Fixed Deposits with Banks.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671

Mumbai
15th May, 2010

For B S R & Co.
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

Notes

This page is intentionally kept blank

Notes

This page is intentionally kept blank

Notes

This page is intentionally kept blank

Book Post

To

If undelivered please return to :

Karvy Computershare Private Limited
(Unit: Reliance Communications Limited)
Madhura Estate, Municipal No. 1-9/13/C
Plot No. 13 & 13 C, Madhapur Village
Hyderabad 500 081
Tel. : + 91 40 4433 8100 / 4030 8000
Fax : + 91 40 2342 0859
Email : rcom@karvy.com

SAP Print Solutions Pvt. Ltd., Ph. (022) 40741000

RELIANCE Communications

Anil Dhirubhai Ambani Group

Annual Report
2009-10
(Abridged)





Dhirubhai H. Ambani

(28th December, 1932 - 6th July, 2002)

Reliance Group - Founder and Visionary

Profile

Reliance Communications Limited is the flagship Company of Reliance Anil Dhirubhai Ambani Group, India's third largest business house.

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of 109 million including over 2.5 million individual overseas retail customers, ranks among the Top 4 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages.

Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 2,77,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Mission: Excellence in Communication Arena

- To attain global best practices and become a world-class communication service provider – guided by its purpose to move towards greater degree of sophistication and maturity.
- To work with vigour, dedication and innovation to achieve excellence in service, quality, reliability, safety and customer care as the ultimate goal.
- To earn the trust and confidence of all stakeholders, exceeding their expectations and make the Company a respected household name.
- To consistently achieve high growth with the highest levels of productivity.
- To be a technology driven, efficient and financially sound organisation.
- To contribute towards community development and nation building.
- To be a responsible corporate citizen nurturing human values and concern for society, the environment and above all, the people.
- To promote a work culture that fosters individual growth, team spirit and creativity to overcome challenges and attain goals.
- To encourage ideas, talent and value systems.
- To uphold the guiding principles of trust, integrity and transparency in all aspects of interactions and dealings.

This Report is printed on environmental friendly paper.

Highlights - at a glance

Subscribers (in Mn)


28
46
73
102
FY07
FY08
FY09
FY10

Net Worth (Rs. Cr)


22,931
25,461
37,059
38,363
FY07
FY08
FY09
FY10

Revenue (Rs. Mn)


144,683
190,678
229,485
221,323
FY07
FY08
FY09
FY10

Net Profit (Rs. Mn)


31,632
54,011
60,449
46,550
FY07
FY08
FY09
FY10

Business Mix

Wireless
- Mobile (CDMA & GSM)
- VAS (Mobile World)
- Wireless Data
- Fixed Wireless
- Public Access Business

Telecom Infrastructure
- Multi tenancy towers
- Pan-India coverage
- Backhaul
- Support systems
- 3G Compliant

Globalcom
- Submarine cable
- Ethernet Data services
- Global Managed Network Services
- Long Distance (NLD/ILD)
- Global Call

RELIANCE Communications
Anil Dhirubhai Ambani Group

Enterprise
- Internet Data Center
- Broadband
- Leased Line
- Office Centrex
- MPLS & VPN
- WiMax

Home
- DTH
- IPTV

Other businesses

Tech Services
- Leveraging Internal IT Development Capabilities

BPO
- Expertise in Telecom BFSI, Utilities & Media

Retail
- Reliance World
- Reliance Mobile Store

Reliance Communications Limited

Board of Directors

Shri Anil Dhirubhai Ambani - Chairman
Prof. J. Ramachandran
Shri S. P. Talwar
Shri Deepak Shourie
Shri A. K. Purwar

President, Company Secretary and Manager

Shri Hasit Shukla

Auditors

M/s. Chaturvedi & Shah
M/s. B S R & Co.

Registered Office

H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710
Maharashtra, India

Registrar and Transfer Agent

Karvy Computershare Private Limited
Madhura Estate, Municipal No. 1-9/13/C
Plot No. 13 & 13C, Madhapur Village
Hyderabad - 500 081
Andhra Pradesh, India
Website: www.karvy.com

Investor Helpdesk

Toll free no. (India)	: 1800 4250 999
Telephone no.	: +91 40 4433 8100
	+91 40 4030 8000
Fax no.	: +91 40 2342 0859
Email	: rcom@karvy.com

Post your request:
http://kcpl.karvy.com/adag

Contents — Page No.

Sixth Annual General Meeting on Tuesday, September 28, 2010 at 2.00 p.m. or soon after conclusion of the annual general meeting of Reliance Capital Limited convened on the same day, whichever is later, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020

The Annual Report can be accessed at www.rcom.co.in

Letter to Shareowners



"We are not just about scale and size; we are also about the pursuit of excellence, the integrity of our values and the quality of our services."

- Anil Dhirubhai Ambani

My dear fellow Shareowners,

Reliance Communications has had a year of creditable performance where we crossed the historic 100 million wireless subscribers mark, consolidating our position as the 2nd largest wireless operator in the country.

With a customer base of 109 million, Reliance Communications has entered the prestigious league of being one of the only 4 telecom operators in the world to have more than 100 million subscribers in a single country.

We have completed this feat in less than 7 years of launching our pan-India mobile services and within only 2 years of launching pan-India GSM services – the fastest ever ramp-up of mobile customers anywhere in the world. We are now closer than ever to achieve our goal of becoming one of the world's leading Telecom service providers across the entire value chain of telecom businesses.

Over the past year, we have launched several path-breaking initiatives, leading to new revenue streams that compensate for the expected decline in ARPU as more and more customers, including those less affluent, take up mobile services. We look forward to strengthening our leadership in data services in addition to driving to a leadership position in voice services. Our business strategy has been based on aligning ourselves to the changing dynamics of technology, while providing our subscribers with cost effective and innovative services, accompanied by simplicity and transparency in tariffs.

Reliance Communications, through its wholly owned subsidiary company, has won 3G spectrum for 13 key Circles in the auction recently completed by the Department of Telecommunications, Govt. of India. 3G telecom services will provide our customers faster connectivity and offer a host of applications like mobile TV, video-on-demand, video calls and high-speed internet access. Our win of 13 3G circles, the highest number of circles won by any operator in the auction, maximises our Company's 3G coverage on a much more conservative spend. Today, our Company is the only operator in India that has both the highest 13 circle coverage in 3G as well as having pan India 3G-like capability in CDMA.

Performance review

The financial year 2010 has been one of the most challenging years for the telecom sector. Over the past financial year, the entire telecom sector was faced with growing pressure on revenues and margins on account of intensifying competition in the Indian telecom sector.

The key financial highlights on a consolidated basis are:

- Total income of Rs. 22,132 crore (US$ 4,903 million), as against Rs. 22,948 crore (US$ 4,525 million) in the previous financial year.
- Cash Profit of Rs. 8,524 crore (US$ 1,888 million), against Rs. 9,856 crore (US$ 1,943 million) in the corresponding period last year.
- Net profit of Rs. 4,655 crore (US$ 1,031 million), against Rs. 6,045 crore (US$ 1,192 million) in the previous financial year.
- Cash Earnings Per Share (Cash EPS) of Rs. 41.30 (US$ 0.91), against Rs. 47.75 (US$ 0.94) in the previous year and Basic Earnings Per Share (EPS) of Rs. 22.55 (US$ 0.50), against Rs. 29.29 (US$ 0.58) in the previous financial year.
- Net Worth of Rs. 38,363 crore (US$ 8,499 million), keeping Reliance Communications amongst the top Indian private sector companies.

Growth platform

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages.

- Our customer base exceeds 109 million (including over 2.5 million overseas retail customers and 2.4 million BigTV DTH customers).
- We rank among the top four telecom companies in the world, by number of customers in a single country.
- Our corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers. Our enterprise customers include 850 of the top 1000 enterprises in India.
- We have the largest portfolio of multi-tenancy towers offering integrated infrastructure solutions.
- We operate the world's largest submarine cable network with a presence in over 60 countries.
- We are a one-stop-shop across the entire range of enterprise connectivity solutions.
- We have captured about 12% of the DTH market in India within a short span of launch – achieved by the fastest ramp-up ever by any DTH operator in the world.

Transformational initiatives

- We are discussing an agreement with GTL Infrastructure Limited on a transformational proposal to restructure the passive infrastructure business carried on through Reliance Infratel Limited, a subsidiary of the Company, by de-merging this business, excluding the optic fibre network. This transaction will create the world's largest independent telecom infrastructure company with over 80,000 towers and 1,25,000 tenancies from nearly a dozen telecom operators. Upon completion, the Company will derive huge benefits from the transaction by way of reduction of consolidated debt, improvement in leveraging ratios and enhanced financial flexibility.

- We have also agreed to acquire Digicable, India's No.1 Cable TV Service Provider. The deal will create India's largest and the world's fifth largest entity offering the full-suite of Triple Play services viz. Digital TV, High-Speed Broadband and Voice services.

Both the above transactions are expected to be concluded during the current year, subject to requisite approvals as may be necessary.

Segments

1) Wireless

We are among India's top two operators with over 105 million wireless subscribers across a comprehensive portfolio of services, including mobile, PCO, fixed wireless and data card segments. During the year, we saw our minutes of usage increase from 277 billion to 350 billion, a rise of 26% as compared to last year.

We have been at the forefront of innovation in the wireless sector:

- Effectively broken the clutter of tariffs by introducing the Simply Reliance plan.
- Spearheaded the wireless broadband revolution with our market-leading high speed data-card offering.
- Leading the national roll out of 3G services, which will see another wave of growth opportunities.
- Unique world class infrastructure network spread across the country giving us a strong platform to launch our 3G services in very short time.

2) Global

We are market leaders across different segments, having the largest private sub-sea cable in the world and the largest NLD network in India. To sustain our leadership, we have joined the consortium of US$400 million, 8,300 km, 17 Tbps design capacity Singapore - Hong Kong - Japan (SJC) cable system. The SJC cable system is expected to be completed by third quarter of 2011. This will give us the capability and reach to provide voice, internet and data services to our customers in the South East Asian markets of Indonesia, Singapore and the Philippines.

Our Next Generation cable "Hawk" in the Mediterranean between Middle East and Europe remains on track for completion by the end of the ongoing financial year.

3) Enterprise Broadband

Currently, we operate in almost 50 cities of India with over 1 million buildings connected directly to our network. In all, we serve nearly 1.5 million access lines. Over 850 of the top 1,000 companies in India are our customers.

We have augmented our building connectivity programme through the deployment of WiMAX 802.16 IEEE standards technology.

We have one of the largest Internet Data Center (IDC) capacities occupying more than 400,000 sq ft in India, across 9 data centers with a market share of more than 60%.

4) Home

Our Home business currently comprises Direct to Home (DTH) services targeting one of the largest and fastest growing markets for pay television services in the world.

We have commenced the roll-out of India's first High Definition set-top box with Digital Live TV Recording capabilities. Reliance Big TV is rolling out its HD DVR set-top box across top 100 cities in India.

Corporate Governance

Our Company is a proud member of the Reliance Anil Dhirubhai Ambani Group. We have adopted the Group's Corporate Governance Policies and Code of Conduct. These guidelines prescribe a set of systems, processes and principles that conform to the best global standards and are aimed at promoting the interests of all our stakeholders.

Social Commitment

We have undertaken several important initiatives and measures in the area of education, green environment and healthcare, signifying our continued and long-standing commitment to social and community welfare.

Our Commitment

At Reliance Communications, we have always derived inspiration from the vision of our legendary founder, Shri Dhirubhai Ambani, who wanted to bring the power of communication to every Indian by making calling on the phone cheaper than sending a postcard.

Seven years ago, we set about realising that dream by breaking the price barrier that had hitherto limited the reach of India's telecom sector to a privileged few. Today, we are breaking the barriers of remoteness by deploying the latest communications technology to bridge the digital divide, leapfrogging every part of rural India into the national economic mainstream – while remaining true to our founder's commitment about the fundamental affordability of our services.

In one word, we are laying the foundation, in less than a decade, for a second wave of fundamental change, India's second telecom revolution...



Anil Dhirubhai Ambani
Chairman

Notice

Notice is hereby given that the Sixth Annual General Meeting of the Members of **Reliance Communications Limited** will be held on Tuesday, the 28th day of September, 2010 at 2.00 p.m. or soon after conclusion of the annual general meeting of Reliance Capital Limited convened on the same day, whichever is later, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020, to transact the following business:

Ordinary Business:

1. To consider and adopt the audited Balance Sheet as at 31st March, 2010, the Profit and Loss Account for the financial year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare dividend on equity shares.
3. To appoint a Director in place of Shri Deepak Shourie, who retires by rotation and being eligible, offers himself for re-appointment.
4. To appoint Auditors and to fix their remuneration and in this regard, to consider and, if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution:**

   "RESOLVED THAT M/s. Chaturvedi & Shah, Chartered Accountants (Firm Registration No. 101720W) and M/s. B S R & Co., Chartered Accountants (Firm Registration No. 101248W), be and are hereby appointed as the Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, on such remuneration as shall be fixed by the Board of Directors."

Special Business:

5. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution**:

   a) "RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions of the Companies Act, 1956 (Act) (including any statutory modification or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and Articles of Association of the Company, the Listing Agreements entered into with the Stock Exchanges and subject to the provisions of Chapter VIII of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 ("SEBI ICDR"), the provisions of the Foreign Exchange Management Act, 1999 and the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, applicable rules, regulations, guidelines or laws and/or any approval(s), consent(s), permission(s) or sanction(s) of the Central Government, Reserve Bank of India and any other appropriate authorities, institutions or bodies (hereinafter collectively referred to as the "appropriate authorities"), and subject to such conditions as may be prescribed by any one of them while granting any such approval(s), consent(s), permission(s) and/or sanction(s) (hereinafter referred to as the "requisite approvals"), which may be agreed to by the Board of Directors of the Company (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution), the Board be and is hereby authorised to issue, offer and allot equity shares/fully convertible debentures/partly convertible debentures/non convertible debentures with warrants/any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board but not later than 60 months from the date of allotment (collectively referred to as "QIP Securities" or "Securities"), to the Qualified Institutional Buyers (QIBs) as per the SEBI ICDR, whether or not such QIBs are Members of the Company, on the basis of placement document(s), at such time or times in one or more tranche or tranches, at par or at such price or prices, and on such terms and conditions and in such manner as the Board may, in its absolute discretion determine, in consultation with the Lead Managers, Advisors or other intermediaries, provided however that the aggregate amount raised by issue of QIP Securities as above shall not result in increase of the issued and subscribed equity share capital of the Company by more than 15% of the then issued and subscribed equity shares of the Company.

   b) RESOLVED FURTHER THAT the relevant date for the determination of applicable price for the issue of the QIP Securities shall be the date on which the Board of the Company decide to open the proposed issue, or the date on which the holder of the securities which are convertible into or exchangeable with equity shares at a later date becomes entitled to apply for the said shares, as the case may be ("Relevant Date").

   c) RESOLVED FURTHER THAT the Board be and is hereby authorised to issue and allot such number of equity shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document.

   d) RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed of by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in accordance with the provisions of law.

   e) RESOLVED FURTHER THAT the issue to the holders of the Securities with equity shares underlying such Securities shall be inter alia, subject to suitable adjustment in the number of shares, the price and the time period etc., in the event of any change in the equity capital structure of the Company consequent upon any merger, amalgamation, takeover or any other re-organisation or restructuring in the Company.

   f) RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion, deem necessary or desirable for such purpose, including without limitation the entering into of underwriting, marketing and institution/trustees/agents and similar agreements/and to remunerate the Managers, underwriters and all other agencies/intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit.

   g) RESOLVED FURTHER THAT for the purpose aforesaid, the Board be and is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilisation of the

Notice

issue proceeds including but without limitation to the creation of such mortgage/hypothecation/charge on the Company's assets under Section 293(1)(a) of the said Act in respect of the aforesaid Securities either on pari passu basis or otherwise or in the borrowing of loans as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

h) RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or any other Officer(s)/Authorised Representative(s) of the Company to give effect to the aforesaid resolution."

6. To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

"RESOLVED THAT pursuant to Sections 198, 309, 310 and all other applicable provisions, if any, of the Companies Act, 1956 (Act) (including any statutory modification or re-enactment thereof, for the time being in force) and subject to all permissions, sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded for the payment of commission upto 3% of the net profits of the Company, every year, computed in the manner specified in the Act, to the Director(s) of the Company who is/are neither in the whole time employment nor managing director(s), in accordance with the provisions of Section 309(4) of the Act, for a period of 5 (five) years from the financial year commencing 1st April, 2011, in such manner and upto such extent as the Board and/or Nomination/Remuneration Committee of the Board may, from time to time, determine.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board and/or Nomination/Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

7. To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

"RESOLVED THAT in accordance with the provisions of Sections 198, 269, 387 read with Schedule XIII and all other applicable provisions, if any of the Companies Act, 1956 (Act) (including any statutory modification or re-enactment thereof, for the time being in force), and subject to all such sanctions, as may be necessary, the consent of the Company be and is hereby accorded to the re-appointment of Shri Hasit Shukla as the Manager of the Company for a period of 5 (five) years commencing from 8th February, 2011 on the terms and conditions including remuneration as set out in the Agreement to be entered into between the Company and Shri Hasit Shukla, a draft whereof was placed before this meeting which Agreement is hereby specifically sanctioned with liberty to the Board of Directors (hereinafter referred to as "Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers including powers conferred by this resolution) to alter and vary the terms and conditions including remuneration of the said re-appointment and/or Agreement, as may be agreed to between the Board and Shri Hasit Shukla, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 or any amendments thereto.

RESOLVED FURTHER THAT in the event of loss or inadequacy of profits in any financial year during the currency of tenure of Shri Hasit Shukla, as Manager, the remuneration and perquisites set out as aforesaid be paid or granted to him as minimum remuneration and perquisites, provided that the total remuneration by way of salary, perquisites and other allowances shall not exceed the applicable ceiling limit in terms of Schedule XIII to the said Act as may be amended from time to time or any equivalent statutory re-enactment thereof for the time being in force.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to do all acts, deeds, matters and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution."

By Order of the Board of Directors

Hasit Shukla
President, Company Secretary and Manager

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

15th May, 2010

Notes

1. **A member entitled to attend and vote at the Annual General Meeting (the Meeting) is entitled to appoint a proxy to attend and vote on a poll, instead of herself/himself and the proxy need not be a Member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty eight hours before the commencement of the Meeting.**
2. Corporate Members are requested to send a duly certified copy of the Board Resolution authorising their representatives to attend and vote at the Meeting.
3. Members/proxies should fill-in the attendance slip for attending the Meeting and bring their attendance slip alongwith their copy of the Annual Report to the Meeting.
4. In case of joint holders attending the meeting, only such joint holder, who is higher in the order of names, will be entitled to vote.
5. Members who hold share(s) in electronic form are requested to write their Client ID and DP ID numbers and those who hold share(s) in physical form are requested to write their folio number in the Attendance Slip for attending the Meeting to facilitate identification of membership at the Meeting.
6. Relevant documents referred to in the accompanying Notice are open for inspection by the members at the Registered Office of the Company on all working days, except Saturday between 11.00 a.m. and 1.00 p.m. up to the date of the Meeting. The certificate from the Auditors of the Company in terms of the

SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 for the Company's ESOS Plans will be available for inspection at the Meeting.

7. a. The Company's Register of Members and Transfer Books will remain closed from Wednesday, the 15th September, 2010 to Tuesday, the 28th September, 2010 (both days inclusive) for determining the names of Members eligible for dividend, if approved, on equity shares for the year ended 31st March, 2010. In respect of shares held in electronic form, the dividend will be paid on the basis of particulars of beneficial ownership furnished by the depositories for this purpose.

   b. The dividend on equity shares, as recommended by the Board of Directors, if declared at the meeting, will be paid after the meeting.

   c. Members may please note that the dividend warrants shall be payable at par at the designated branches of the bank for an initial period of three months only. Thereafter, the dividend warrants on revalidation shall be payable only at limited centers/branches of the said bank. The members are therefore, advised to encash dividend warrants within the initial validity period.

8. Non-resident Indian Members are requested to inform Karvy Computershare Private Limited immediately on :

   a. the change in the residential status on return to India for permanent settlement.

   b. the particulars of the bank accounts maintained in India with complete name of Bank, branch, account type, account number and address of the bank, if not furnished earlier.

9. Re-appointment of Director: At the ensuing Annual General Meeting, Shri Deepak Shourie, Director, retires by rotation and being eligible, offers himself for reappointment. The details pertaining to Shri Deepak Shourie as required to be provided pursuant to Clause 49 of the listing agreement are furnished in the Corporate Governance Report forming part of this Annual Report.

10. Members are advised to refer to the section titled "Investor Information" provided in this Annual Report.

11. Pursuant to Circular No. SEBI/CFD/DIL/LA/2/2007/26/4 dated 26th April, 2007, issued by the Securities and Exchange Board of India, the statement containing the salient features of Balance sheet, profit and loss account and auditors report (Abridged Financial Statements), is sent to the members, along with the Abridged Consolidated Financial Statements. Any member interested in obtaining a copy of the full Annual Report may write to the Registrar and Transfer Agent of the Company.

12. An explanatory statement pursuant to Section 173(2) of the Companies Act, 1956 relating to the Special Business to be transacted at the meeting is annexed hereto.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 to the accompanying Notice dated 15th May, 2010.

Item No. 5 Issue of equity shares to the Qualified Institutional Buyers.

The Company, in order to enhance its global competitiveness, and the ability to compete with the peer group in domestic and international markets, needs to strengthen its financial position and net worth by augmenting long term resources.

For this purpose and for general corporate purposes as may be decided by the Board from time to time, it is proposed to seek the enabling authorisation of the members of the Company to the Board of Directors (Board), without the need of any further approval from the Members, to undertake the Qualified Institutional Placement ("QIP") with the Qualified Institutional Buyers ("QIB"), in accordance with the provisions of Chapter VIII of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009 ("SEBI ICDR"), as set out in the Resolution at item No. 5.

Pursuant to the above, the Board may, in one or more tranches, issue and allot equity shares/fully convertible debentures/partly convertible debentures/non convertible debentures with warrants/ any other securities (other than warrants), which are convertible into or exchangeable with equity shares on such date as may be determined by the Board but not later than 60 months from the date of allotment (collectively referred to as "QIP Securities" or "Securities").

The said QIP by the Board shall be subject to the provisions of the SEBI ICDR (as amended from time to time) including the pricing, which will not be less than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchanges during the two weeks preceding the Relevant Date. The Relevant Date for the determination of applicable price for the issue of the QIP Securities shall be the date of the meeting in which the Board of the Company decide to open the proposed issue or in case of securities which are convertible into or exchangeable with equity shares at a later date, the date on which the holder of such securities becomes entitled to apply for the said shares, as the case may be. For reasons aforesaid, an enabling resolution is therefore proposed to be passed to give adequate flexibility and discretion to the Board to finalise the terms of the issue. The equity shares issued pursuant to the offering would be listed on the Indian stock exchanges.

The proposed issue of Securities as above may be made in one or more tranches such that the Securities to be issued shall not result in increasing the then issued and subscribed equity shares of the Company by more than 15% of the then issued and subscribed equity shares of the Company.

The Securities issued under QIP issue pursuant to offer may, if necessary, be secured by way of mortgage/hypothecation on the Company's assets as may be finalised by the Board of Directors in consultation with the Security Holders/Trustees in favour of Security Holders/Trustees for the holders of the said securities. As the documents to be executed between the security holders/trustees for the holders of the said securities and the Company may contain the power to take over the assets or undertaking or management of the Company in certain events, enabling approval is also sought under Section 293 (1) (a) of the Companies Act, 1956.

Section 81(1A) of the Companies Act, 1956 and Listing Agreement entered with the Stock Exchanges, provide, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid-up on those shares as of that date unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities, in consultation with the Lead Managers, Legal Advisors and other intermediaries and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue, keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines.

The Board of Directors accordingly recommends the resolution set out at Item No. 5 of the accompanying Notice for the approval of the Members.

None of the Directors and Manager of the Company is, in any way, concerned or interested in the said resolution, except to the extent of their shareholding, if any.

Item No. 6 Payment of Commission to Non-Executive Directors.

The shareholders, through Postal Ballot, result of which was declared on 31st March, 2006 had approved payment of commission upto 3% p.a. to non executive directors, who are not in the full time employment of the Company, under the provisions of Section 309(4) of the Companies Act, 1956 (Act), computed in the manner specified in the Act, for a period of 5 (five) years from the financial year commencing 1st April, 2006. The Company had obtained approval from the Central Government vide letter No. 12/256/2007-CL.VII dated 19th April, 2007 for payment of Commission to non executive directors upto a limit of 3% of the profits of the Company per year for a period of 5 years from the financial year commencing 1st April, 2006 i.e. upto financial year ending 31st March, 2011.

The Chairman and the non executive Directors are required to devote more time and attention, more so with the requirements of the revised Corporate Governance Policies. The Board therefore recognises the need to suitably remunerate the Director(s) of the Company, who are neither in the whole time employment nor managing director(s) with such commission based on the net profits of the Company.

As per provisions of Section 309 of the Act, a company can pay Commission to the Directors who are neither in the whole time employment of the company nor Managing Director upto a ceiling of 1%, if the company has a managing or whole time director or manager, or 3%, if the company has no managing or whole time director or manager, of the net profits of the company, every year, computed in the manner specified in the Act. The company has appointed a Manager. The company can pay remuneration exceeding 1% or 3% of its net profits, or such other limit as may be approved by the Central Government.

The quantum of the said commission will be apportioned amongst the non executive Directors commensurate with their respective performance, which will be adjudged by the Nomination/ Remuneration Committee of the Board, based on predefined qualitative and quantitative parameters.

The Board of Directors accordingly recommends the resolution set out at Item No.6 of the accompanying Notice for the approval of the Members.

All Directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time. Manager of the Company is not, in any way concerned or interested in the said resolution.

Item No. 7 Re-appointment of Manager.

Shri Hasit Shukla was appointed as the Manager of the Company for a period of 5 (five) years commencing from 8th February, 2006, i.e. upto 7th February, 2011 as approved by the members through Postal Ballot, result of which was declared on 31st March, 2006.

The Nomination/Remuneration Committee and the Board of Directors of the Company at their meetings held on 15th May, 2010, have, subject to the approval of the Members in General Meeting and the Central Government, if required, reappointed Shri Hasit Shukla as the Manager of the Company for a period of 5 (five) years commencing from 8th February, 2011 on the remuneration determined by the Nomination/Remuneration Committee/Board of Directors. Shri Hasit Shukla aged 47 years is commerce and law graduate and a fellow member of the Institute of Company Secretaries of India. He has over 27 years experience in corporate secretarial, legal, finance and managerial functions. He is also the Company Secretary and Compliance Officer of the Company.

The remuneration payable to and the terms of appointment of Shri Hasit Shukla as the Manager of the Company during the tenure of his appointment will comprise of salary, allowances and the other perquisites, the aggregate monetary value of such salary, allowances and perquisites being limited to Rs.92.23 lakh (Rupees ninety two lakh twenty three thousand only) per annum plus discretionary Bonus not exceeding in any year the annual remuneration for that year with an equivalent increment as may be decided by the Board/ Nomination/Remuneration Committee from time to time.

The perquisites and allowances payable to Shri Hasit Shukla will include Company owned/Leased Accommodation (furnished or otherwise) or House Rent allowance in lieu thereof, house maintenance allowance together with reimbursement of expenses and/or allowances for utilisation of gas, electricity, water, furnishing and repairs, medical reimbursements, leave travel concession for self and his family including dependants; medical insurance and such other perquisites and/or allowances within the amount specified above. The said perquisites and allowances shall be evaluated, wherever applicable, as per the Income Tax Act, 1961 or any Rules made thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force). However Company's contribution to Provident Fund, Superannuation or Annuity Fund to the extent these singly or together are not taxable under the Income Tax Act, 1961 and Gratuity payable and encashment of leave at the end of the tenure, as per the rules of the Company, shall not be included in the computation of limits for the remuneration.

The terms and conditions setout for appointment and payment of remuneration herein and/or in the agreement may be altered and varied from time to time by the Board/Nomination/ Remuneration Committee as it may, at its discretion, deem fit within the overall ceiling fixed herein.

The Board/Nomination/Remuneration Committee is entitled to revise the salary, allowances and perquisites payable to the Manager of the Company at any time, such that the overall remuneration payable shall not exceed the limits specified in Schedule XIII to the Companies Act, 1956.

Shri Hasit Shukla fulfills the conditions for eligibility contained in Part I of Schedule XIII to the Companies Act, 1956. The terms and conditions of appointment and payment of remuneration are set out in the Agreement to be entered into between the Company and Shri Hasit Shukla. Either party may terminate the aforesaid Agreement by giving one month prior notice of termination in writing to the other party.

The draft Agreement to be entered into between the Company and Shri Hasit Shukla is available for inspection at the Registered Office of the Company on all working days except Saturday between 11.00 a.m. and 1.00 p.m. upto the date of the meeting. The terms and condition mentioned herein may also be treated as an abstract under Section 302 of the Companies Act, 1956.

The Board of Directors accordingly recommends the resolution set out at Item No. 7 of the accompanying Notice for the approval of the Members.

Shri Hasit Shukla, Manager may be deemed to be concerned or interested in the resolution. None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

By Order of the Board of Directors

Hasit Shukla
President, Company Secretary and Manager

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

15th May, 2010

Directors' Report

Dear Shareowners,

Your Directors have pleasure in presenting the sixth Annual Report and the audited accounts for the financial year ended 31st March, 2010.

Financial Results

The standalone performance of the Company for the financial year ended 31st March, 2010 is summarised below:

Particulars	**Financial Year ended 31st March, 2010**		* Financial Year ended 31st March, 2009	
	(Rs. in crore)	**US$ in million****	(Rs. in crore)	US$ in million**
Total income	**12,511.72**	**2,771.76**	13,694.66	2,700.05
Gross profit before depreciation, amortisation and exceptional items	**2,149.06**	**476.09**	3,288.75	648.41
Less:				
a. Depreciation and amortisation	**1,511.24**	**334.79**	1,933.51	381.21
b. Exceptional items and other adjustments	**18.35**	**4.07**	(3,459.83)	(682.14)
Profit before tax	**619.47**	**137.23**	4,815.07	949.34
Less: Provision for:				
Current tax	**140.54**	**31.13**	—	—
Fringe benefit tax	**—**	**—**	12.40	2.44
Profit after tax	**478.93**	**106.10**	4,802.67	946.90
Add : Balance brought forward from previous year	**502.75**	**111.37**	4,300.24	847.84
Profit available for appropriation	**981.68**	**217.47**	9,102.91	1,794.74
Appropriations:				
Proposed Dividend on equity shares	**175.44**	**38.87**	—	—
Interim Dividend paid on equity shares	**—**	**—**	165.12	32.56
Dividend Tax	**29.14**	**6.46**	28.06	5.53
Transfer to General Reserve	**40.00**	**8.86**	8,400.00	1,656.15
Transfer to Debenture Redemption Reserve	**74.96**	**16.61**	6.98	1.38
Balance carried to Balance Sheet	**662.14**	**146.67**	502.75	99.12

* Figures of previous year have been regrouped and reclassified, wherever required.

** Exchange Rate Rs. 45.14 = US$ 1 as on 31st March, 2010 (Rs.50.72= US$1 as on 31st March, 2009).

Financial Performance

During the year under review, your Company has earned income of Rs.12,511.72 crore against Rs.13,694.66 crore in the previous year. The Company earned Profit after tax of Rs. 478.93 crore compared to Rs. 4,802.67 crore in the previous year.

Dividend

Your Directors have recommended a dividend of Re. 0.85, (17%) per equity share each of Rs. 5 for the financial year ended 31st March, 2010, which, if approved at the ensuing Annual General Meeting, will be paid to (i) all those equity shareholders whose names appear in the Register of Members as on 14th September, 2010, and (ii) to those whose names appear as beneficial owners, as at the end of the business hours on 14th September, 2010 as furnished by the National Securities Depository Limited and Central Depository Services (India) Limited for the purpose.

The proposed dividend is in accordance with the Company's policy to pay sustainable dividend linked to long term performance, keeping in view the capital needs for the Company's growth plans and the intent to optimal financing of such plans through internal accruals.

Management Discussion and Analysis

Management Discussion and Analysis Report for the year under review as stipulated under Clause 49 of the listing agreement with the Stock Exchanges in India is presented in a separate section forming part of the Annual Report.

The Company has entered into various contracts in the areas of telecom and value added service businesses. While benefits from such contracts will accrue in the future years, their progress is periodically reviewed.

Business Operations

The Company operates on a pan-India basis and offers the full value chain of wireless (CDMA and GSM), wireline, national long distance, international, voice, data, video, Direct-To-Home (DTH) and internet based communications services under various business units organised into three strategic customer-facing business segments; Wireless, Global and Broadband. These strategic business units are supported by passive infrastructure connected to nationwide backbone of Optic Fibre Network fully integrated network operation system and by the largest retail distribution and customer services facilities. The Company also owns through its subsidiaries, a global submarine cable network infrastructure and offers managed services, managed Ethernet and application delivery services.

During the year under review, the Company had crossed the landmark of 100 million wireless customers. The Company ranks among top two wireless operators in the country. The momentous achievement has been attained within seven years of the Company's first launching its pan-India mobile services in 2003, fastest ramp up of mobile customers in the world. With this landmark achievement, the Company becomes the 4th operator in the world to serve over 100 Million customers in a single country.

Schemes of Arrangement

(a) Scheme of Arrangement with Reliance Infratel Limited

In terms of the Scheme of Arrangement between the Company and Reliance Infratel Limited (RITL), a subsidiary of the Company and their respective shareholders and creditors, as sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 18th July, 2009, the Optic Fiber Undertaking of the Company was demerged and vested into RITL with effect from 15th September 2009. The appointed date was 1st April 2008.

(b) Scheme of Amalgamation with Reliance Gateway Net Limited

Reliance Gateway Net Limited (RGNL), a wholly owned subsidiary of the Company amalgamated with the Company w.e.f. 13th July 2009 in terms of the Scheme of Amalgamation sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 3rd July, 2009. The appointed date was 31st March, 2009.

Repurchase of Foreign Currency Convertible Bonds (FCCBs)

During the year under review, the Company had repurchased and cancelled 297 Zero Coupon FCCBs each of US $ 1,00,000 at a discount.

The outstanding FCCBs issued by the Company, if converted into the Equity Shares of the Company, would result in increase to the paid up Equity Share Capital of the Company by 8.91 crore Equity Shares each of Rs.5/-.

Subsidiary Companies

During the year under review, Global Innovative Solutions Private Limited, Reliance WiMax D.R.C. B.V, Reliance WiMax Gambia B.V. Reliance WiMax Mauritius B.V., Reliance WiMax Mozambique B.V, Reliance WiMax Niger B.V., Reliance WiMax Zambia B.V., Access Bissau LDA became the subsidiaries of the Company.

During the year under review, Reliance Mobile Limited and Vanco (India) Private Limited ceased to be subsidiaries of the Company.

In terms of the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Auditors of the subsidiaries have not been attached with the Balance Sheet of the Company. However, these documents will be made available upon request by any member of the Company. As directed by the Central Government, the financial data of the subsidiaries have been furnished under 'Financial Information of Subsidiary Companies', which forms part of the Annual Report. The annual accounts of the Company including that of subsidiaries will be kept for inspection by any member. Further, pursuant to Accounting Standard (AS) -21 prescribed under the Companies (Accounting Standards) Rules, 2006, Consolidated Financial Statements presented by the Company include financial information of subsidiary Companies.

Employee Stock Option Scheme

During the year under review, the Company has not granted any Options to the employees of the Company. Employees Stock Option Scheme (ESOS) was approved and implemented by the Company and Options were granted to employees under ESOS Plan 2008 and Plan 2009 in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 ('the SEBI Guidelines').

The particulars as required under Clause 12 of SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 are as follows:

Particulars	ESOS Plan 2008	ESOS Plan 2009
a) Total Options granted	1,49,91,185 Options	1,32,17,975 Options
b) No of Options surrendered	1,32,17,975 Options	Nil
c) Pricing formula decided by ESOS Compensation Committee	Market Price or such other price as Board / Committee may determine. Different Exercise price may apply to different Plan(s).	Average of the weekly high and low of the closing price of the equity share of the Company at National Stock Exchange of India Limited during two weeks preceding the date of Grant i.e. 16th January 2009.
d) Options vested	16,07,320 Options	1,12,78,995 Options
e) Options exercised	Nil	Nil
f) Total number of equity shares arising as a result of exercise of Options	Subject to Option(s) exercised by the employees, not exceeding 16,07,320 Equity Shares.	Subject to Option(s) exercised by the employees, not exceeding 1,32,17,975 Equity Shares.
g) Options lapsed during the year	4,85,109 Options	19,55,780 Options
h) Variation of terms of Options	None	None
i) Money realised by exercise of Options during the year	Nil	Nil
j) Total number of Options in force at the end of the year	11,22,211 Options	93,23,215 Options

Particulars	ESOS Plan 2008	ESOS Plan 2009
k) Employee wise details of Options granted to:		
i. Senior managerial personnel (i.e. Managing Director/Whole-time Director/ Manager)	Nil	Shri Hasit Shukla, President, Company Secretary and Manager 1,00,000 Options.
ii. Employee who receives grant in any one year of option amounting to 5% or more of option granted during the year	Nil	Nil
iii. Identified employees who were granted options, during any one year equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the company at the time of grant	Nil	Nil
l) Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20	N.A. There would not be any fresh issue of equity shares of the Company upon exercise of Options by employees	N.A. There would not be any fresh issue of equity shares of the Company upon exercise of Options by employees
m) The difference between employee compensation cost using intrinsic value method and fair value of the Options and impact of this difference on		
Profits	Rs. 3.56 crore	Rs. 12.26 crore
EPS of the Company	Rs. 2.22	Rs. 2.22
n) Weighted- average exercise prices of Options granted during the year where exercise price is less than market price.	Nil	Nil
o) Weighted- average fair values of Options granted during the year where exercise price is less than market price.	Nil	Nil
p) Significant assumptions made in computation of fair value	base: Black Scholes model	
(i) risk-free interest rate,	8.01% p.a.	8.12% p.a.
(ii) expected life,	8 years	9 years
(iii) expected volatility,	56.26%	56.26%
(iv) expected dividends (yield), and	0.47%	0.47%
(v) the price of the underlying share in market at the time of option grant.	Rs. 541.15 per share	Rs. 174 per share

The Company has received a certificate from the auditors of the Company that the ESOS Plan 2008 and 2009 has been implemented in accordance with the Guidelines and as per the resolution passed by the members of the Company authorising issuance of ESOS.

Fixed Deposits

The Company has not accepted any fixed deposit during the year under review.

Directors

In terms of the provisions of the Companies Act, 1956, Shri Deepak Shourie, Director of the Company retires by rotation and being eligible, offers himself for re-appointment at the ensuing Annual General Meeting.

A brief resume of the Director retiring by rotation at the ensuing Annual General Meeting, nature of expertise in specific functional areas and names of companies in which he holds directorship and/or membership/chairmanships of Committees of the Board, as stipulated under Clause 49 of the listing agreement with the Stock Exchanges in India, is given in the section on Corporate Governance forming part of the Annual Report.

Directors' Responsibility Statement

Pursuant to the requirements under Section 217(2AA) of the Companies Act, 1956 with respect to Directors' Responsibility Statement, it is hereby confirmed that:

i. in the preparation of the annual accounts for financial year ended 31st March, 2010, the applicable Accounting Standards have been followed along with proper explanation relating to material departures;

ii. the Directors had selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31st March, 2010 and of the profit of the Company for the year under review;

iii. the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv. the Directors had prepared the annual accounts for financial year ended 31st March, 2010 on a 'going concern' basis.

Directors' Report

Group

Pursuant to intimation received from the Promoters, the names of the Promoters and entities comprising 'Group' as defined under the Monopolies and Restrictive Trade Practices Act, 1969 are disclosed in the Annual Report for the purpose of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Consolidated Financial Statements

The Audited Consolidated Financial Statements, based on the financial statements received from subsidiaries and associates, as approved by their respective Board of Directors have been prepared in accordance with Accounting Standard (AS) -21 on 'Consolidated Financial Statements' read with Accounting Standard (AS) -23 on 'Accounting for Investments in Associates', notified under Section 211(3C) of the Companies Act, 1956 read with the Companies (Accounting Standards) Rules, 2006, as applicable.

Auditors and Auditors' Report

M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, as Statutory Auditors of the Company, hold office until the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment.

The Company has received letters from M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, to the effect that their appointment, if made, would be within the prescribed limits under Section 224(1B) of the Companies Act, 1956, and that they are not disqualified for such appointment within the meaning of Section 226 of the Companies Act, 1956.

The observations and comments given by Auditors in this report read together with notes to Accounts are self explanatory and hence do not call for any further comments under Section 217 of the Companies Act, 1956.

Particulars of Employees

In terms of the provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the Annexure to the Directors' Report. However, having regard to the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the Registered Office of the Company.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

The particulars as required to be disclosed pursuant to Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988, are given in the Annexure – A forming part of this Report.

Corporate Governance

The Company has adopted "Reliance Anil Dhirubhai Ambani Group-Corporate Governance Policies and Code of Conduct" which has set out the systems, process and policies conforming to international standards. The report on Corporate Governance as stipulated under Clause 49 of the listing agreement with the Stock Exchanges, forms part of the Annual Report.

A Certificate from the Auditors of the Company M/s. Chaturvedi & Shah, Chartered Accountants and M/s. B S R & Co., Chartered Accountants, conforming compliance with conditions of Corporate Governance as stipulated under the aforesaid Clause 49, is annexed to this Report.

Acknowledgements

Your Directors would like to express their sincere appreciation of the co-operation and assistance received from shareholders, debentureholder, bankers, regulatory bodies and other business constituents during the year under review. Your Directors also wish to place on record their deep sense of appreciation for the commitment displayed by all executives, officers and staff, resulting in the successful performance of the Company during the year.

For and on behalf of the Board of Directors



Mumbai
15th May, 2010

Anil Dhirubhai Ambani
Chairman

Annexure -A

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo

Your Company being a telecommunications service provider does not involve in any manufacturing activity, hence the provisions of the Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of the Board of Directors) Rules, 1988, is not applicable.

However, the information as applicable is given hereunder:

(a) **Conservation of Energy:** Company is making all efforts to conserve energy. The Company monitors energy costs and periodically reviews the consumption of energy. It also takes appropriate steps to reduce the consumption through efficiency in usage and timely maintenance / installation / upgradation of energy saving devices.

(b) **Technology Absorption:** The Company continuously makes efforts towards research and developmental activities and has been constantly active in harnessing and tapping the latest and best technology in the industry.

(c) **Foreign Exchange Earnings and Outgo:**

Activities related to exports, initiatives taken to increase exports; development of new export markets for products and services; and export plans:

The Company has taken various initiatives for development of export markets for its international telecom services in the countries outside India to increase its foreign exchange earnings.

Total foreign exchange earnings and outgo for the financial year is as follows:

a. Total Foreign Exchange earnings : Rs. 849.14 crore
b. Total Foreign Exchange outgo : Rs. 1,276.17 crore

Forward looking statements

Statements in this Management Discussion and Analysis of Financial Condition and Results of Operations of the Company describing the Company's objectives, expectations or predictions may be forward looking within the meaning of applicable securities laws and regulations. Forward looking statements are based on certain assumptions and expectations of future events.

The Company cannot guarantee that these assumptions and expectations are accurate or will be realised. The Company assumes no responsibility to publicly amend, modify or revise forward-looking statements, on the basis of any subsequent developments, information or events. Actual results may differ materially from those expressed in the statement. Important factors that could influence the Company's operations include interconnect usage charges, determination of tariff and such other charges and levies by the regulatory authority, changes in government regulations, tax laws, economic developments within the country and such other factors globally.

The financial statements are prepared under historical cost convention, on accrual basis of accounting, and in accordance with the provisions of the Companies Act, 1956 (the Act) and comply with the Accounting Standards notified under Section 211(3C) of the Act read with the Companies (Accounting Standards) Rules, 2006. The management of Reliance Communications Limited ("Reliance Communications" or "RCOM" or "the Company") has used estimates and judgments relating to the financial statements on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the state of affairs and profits for the year.

The following discussions on our financial condition and result of operations should be read together with our audited consolidated financial statements and the notes to these statements included in the Annual Report.

Unless otherwise specified or the context otherwise requires, all references herein to "we", "us", "our", "the Company", "Reliance", "RCOM", "RCOM Group" or "Reliance Communications" are to Reliance Communications Limited and its subsidiaries and associates.

Macro economics

The Indian economy registered buoyant growth in Financial Year 2009-10 after combating severe headwinds caused by the global financial crisis in the previous year. Having regained some of the growth momentum of the earlier 9 per cent plus era, it is now poised to cross the 'double digit growth' barrier. The challenge is to harness this quick economic recovery and focus on the development of rural infrastructure.

There are several factors that underpin the robust performance of the economy in recent times, and augur well for its long-term health. Apart from the impressive recovery in the industrial sector, there has been a significant revival in investment as well as private consumption demand. Favourable capital market conditions, together with improved business sentiment and capital inflows, have also been a cause for optimism. All this has been accompanied by a marked pick-up in corporate earnings and profits.

Given these macro indications, the GDP growth rate may well breach the 10 per cent mark in the near future.

Overall review

RCOM is India's truly integrated and fully converged telecommunications service provider. We operate across the full spectrum of wireless, wireline, voice, data, video and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally. With a customer base of over 109 million (including over 2.5 million overseas retail customers and 2.4 million BigTV DTH customers), RCOM is the world's 4th largest operator in terms of number of customers in a single country. Our corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers. Our enterprise customers include 850 of the top 1000 enterprises in India.

RCOM is India's first telecom service provider offering nationwide CDMA and GSM mobile services with digital voice clarity. Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages.

Our mobile portal, R World, offers the widest range of mobile content spanning e-commerce, m-commerce entertainment, music, news, astrology, cricket, bollywood, maps, search, one-click set-up, access to email and social networking. In short, it provides the full range of communication tools which once fell in the realm of the personal computer, at the price and convenience of a handset.

RCOM owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 277,000 route kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. In India, we provide long distance business services including wholesale voice, bandwidth and infrastructure services. Globally, we provide carrier's carrier voice, carrier's carrier bandwidth, enterprise data and consumer voice services.

RCOM offers the most comprehensive portfolio of enterprise voice, data, video, internet and IT infrastructure services catering to large, medium and small enterprises for their communications, networking and IT infrastructure needs. Our product portfolio includes national and international private leased circuits, broadband internet access, audio solutions including Centrex, toll free services, voice VPN, video conferencing , MPLS-VPN, remote access VPN, Global MPLS VPN managed internet data centre ("IDC") services to name a few. RCOM has the biggest Metro Ethernet network which is now available in 144 cities with about 35,000 Metro Devices in ring architecture thus enabling more than 1 million buildings to provide reliable and scalable bandwidth Metro Ethernet solutions.

RCOM operates nationwide Direct-to-Home satellite TV services under its wholly owned subsidiary, Reliance Big TV Limited (Big TV). Big TV uses state-of-the-art MPEG4 technology to deliver over 230 channels, including 32 exclusive movie channels, to its subscribers. We also deliver high definition content and Dolby digital voice quality to our viewers on this platform to create a highly personalised video experience.

New Initiatives

RCOM redefines industry benchmarks

Earlier this year, in a game changing move, Reliance broke through the clutter of myriad tariffs, with one single rate for all local and STD calls to any mobile or landline network, anytime, anywhere in India, without any conditions or restrictions. Reliance Communications has set a new industry standard, offering unbelievable, never-before prices in a simple and transparent manner.

The 'Simply Reliance Plan' offers three variants to meet the needs of customers with different calling patterns, namely, 50 paise per minute, 1 paise per second and Re.1 per call for duration of 3 minutes across pan India available to all customers, whether existing pre-paid and post-paid or new.

Alliance with Polycom Inc.

RCOM has formed an alliance with Polycom Inc., the global leader in tele-presence, video and voice solutions, to introduce world's first wireless, high-resolution video and CD-quality audio, conferencing service along with simple-to-use content sharing capabilities – at a bandwidth speed of 256 kbps at any place. Using this service, events like live meetings, online education, medical procedures, family events, weddings, parties and ceremonies can be webcasted live by event managers on a pay-per-use basis with a feel real-time, face-to-face visual communication.

Alliance to continue leadership in mobile applications

With the emergence of smart phones and the increased use of mobile internet, the usage is driven by mobile application stores and mobile versions of the popular internet services. RCOM has strategic tie-ups and alliances with more than 350 technology and content partners, various leading M-commerce solutions providers.

M-commerce solution, an emerging area in the mobile space, offers a fast, secure, inter-operable and convenient platform to conclude payment transactions using Reliance Mobile. Reliance subscribers will now be able to transact in secured and Personal Identification Number (PIN) protected environment for insurance services, DTH recharges, movie tickets, books and periodicals, consumer goods, holiday packages as well as bus and train tickets using their Reliance Mobile connection. These services are also available on R World for all GSM customers.

Alliance with Microsoft

RCOM Enterprise Business partnered with Microsoft to combine the power of virtualisation technology and cloud computing and launched "Reliance Cloud Computing Services". This is a hosted infrastructure service for our customers in India to access a variety of enterprise scale IT solutions, business applications and services like server hosting, data storage and archival, ERP and document management. There is a full suite of applications and services based on the cloud computing model. Microsoft's virtualisation and management technologies has helped us in reducing the input costs involved in providing these services, thereby enabling Reliance to pass on the cost benefits to the customers.

Reliance Infratel Limited (RITL) new agreements signed

RITL, during the year under review, signed contracts with all major new and existing operators for providing passive Infrastructure which has been an effective strategy for our customers for cost savings and improved quality of service. Our customers now include the top five telecom operators as well as five new entrant operators.

RITL signed a large bulk IRU lease agreement with Aircel for providing ducts on pan India basis. Additionally, Aircel would take intermediate 'stations' for deployment of their electronics as an add-on co-location service. RITL will also be providing services for blowing the fiber for Aircel.

Reliance Globalcom new agreements signed

In the Carrier Data segment, we signed contracts of over Rs. 500 crore with our existing customer base. We continued to be the preferred service provider to leading global carriers, ISPs and content providers around the world.

In order to sustain our leadership in the global subsea network, we have joined the US$400 million, 8,300 km, 17 Tbps design capacity Singapore - Hong Kong - Japan (SJC) cable system consortium. The SJC cable system is expected to be completed by Q3 2011 and will give us the capability and reach to provide voice, internet and data services to our customers in the South East Asian markets of Indonesia, Singapore and the Philippines.

Last but not least, our Next Generation cable "Hawk" in the Mediterranean between Middle East and Europe remains on track for completion in 2010-11.

Reliance Globalcom retail expansion

The global calling card market is experiencing hyper-competition. We have been able to maintain our margins despite the introduction of disruptive tariffs by other Indian operators both in the US and UK markets. We have focused on delivering more value to our existing base of over 2 million Reliance Global Call customers through event-based campaigns. We have also expanded our network to Ireland, Spain, Austria, Belgium and Netherlands, taking the total number to 16 countries where Reliance Global Call is now present.

We are now engaging more closely with our customers in US, Canada, UK, Australia, New Zealand, Singapore, Malaysia and promoting our brand across local communities and events. This has been well received and will form the basis for the launch of our new services Reliance iCall and Reliance Mind Bridge.

Enterprise

In the Enterprise segment, we signed contracts of over Rs. 575 crore and added more than 80 new logos.

We continue to be preferred by large multinational companies to rollout and manage complex MPLS VPN networks in stiff competition with the Global top four.

We launched Enterprise Global Ethernet or (EGE) in 36 countries. Only a handful of other telcos can offer comparable Ethernet reach at one-stop. This product will help us in addressing the Ethernet services demand from enterprises outside the United States.

We launched a major brand building and advertising campaign in US and Europe. This campaign has further strengthened our market position as an agile, reliable and global service provider.

Industry Structure and Regulatory Developments

Industry Structure

Wireless

The Indian telecom sector continues to demonstrate strong growth in spite of sluggishness in the global economic environment. The total base of landline and wireless subscribers in India has grown to 621.28 million and the tele-density to 52.74 per cent as on 31st March, 2010. The annual growth of 44.58 per cent was primarily driven by rural expansion and the proliferation of affordable devices.

Wireless subscribers reached 584.32 million and wireless tele-density stood at 49.60 per cent.

The share of private sector in wireless connections touched 87.24 per cent as on 31st March 2010.

The year under review witnessed dramatic drop in telecom tariffs. With the launch of services by several new operators in the year, the total number of operators in the market now stands at 15.

The competition caused a further shift with operators focusing on increased value-added and data services to subscribers in the saturated urban markets.

Internet and Broadband

Internet subscribers in India grew moderately to 20.30 million and broadband subscribers to 8.75 million by 31st March, 2010.

Telecom Infrastructure

The demand for telecom infrastructure in India is driven both by the robust growth in the mobile industry as a whole and by the growth in usage in the new semi-urban and rural markets. The industry landscape has changed with the Government issuing over 120 licenses to new operators and the number of players going up from 5-6 per circle to 9-10 in most circles. These new operators have been allotted spectrum in about 18 to 20 circles and some of them have now got joint venture tie-ups with large global players thereby getting the necessary impetus to roll out their services. The roll-out of mobile services by these new players further increases the demand for telecom infrastructure. The telecom infrastructure industry will witness a further significant upside from the 3G /BWA auctions and the network rollout plans of the successful bidders.

The Industry now has about 300,000 towers, with ample opportunities for existing infrastructure providers to offer tower tenancies to new domestic and multinational operators.

Global

Our global business participates in diverse industry segments, viz., (i) global submarine capacity sales (ii) national long distance for voice and data (iii) international voice transit (iv) international retail voice (v) enterprise connectivity and managed services business. A market leader across different segments, we have the largest private submarine cable in the world and the largest NLD network in India. We rank amongst the top 25 largest international voice traffic carriers and have established a strong retail brand in the US. Our global business operates a service delivery platform for internet, data, voice and multimedia communications and is particularly strong in the fast-growing emerging markets of India, China and the Middle East. We have also achieved leadership positions in the developed markets of the US, UK, Western Europe, Australia and Singapore. We are uniquely positioned to provide complete end-to-end solution through our diverse best-in-class product range.

Industry Trends

1. **Sustained High Growth**

   India will continue to be the fastest growing telecom market in the world in terms of the total number of new subscriber additions. This exponential growth phase is expected to last for a few years before the rate of growth starts leveling off.

2. **3G and WiMax Roll-out**

   With 3G and WiMax (BWA) spectrum auctions under progress, there is a great potential for the take-off of data access and broadband services.

3. **Innovations in internet technology**

   Innovations in internet technology will have a material impact on the mobile communications industry.

4. **Rural Penetration**

   Rural coverage will be key to an operator's growth strategy. Rural tele-density is still under 25 per cent with significant growth potential, whereas urban tele-density has already crossed the 100 per cent mark.

5. **Infrastructure sharing**

   There will be a greater potential for tower sharing / outsourcing model with the entry of new telecom players into India and also due to the advent of 3G and WiMax.

6. **Competition**

   There will be fierce competition among existing and new telecom operators, leading to substantial benefits for the subscribers.

Regulatory developments

1. **Dual technology petition quashed by TDSAT**

   TDSAT, on 31st March, 2009, dismissed the petition filed by the Cellular Operators Association of India (COAI) challenging the decision of the Government of India to allow dual technology (CDMA and GSM) services to RCOM and other CDMA operators. The tribunal has also declared that GSM operators have no vested right to get the radio frequency beyond 6.2 MHz. BSNL /MTNL and COAI have challenged the TDSAT order in Supreme Court.

2. **Access Deficit Charges**

   The Telecom Regulatory Authority of India ("TRAI") had abolished Access Deficit Charges ("ADC"), a levy paid by private telecom operators to Bharat Sanchar Nigam limited ("BSNL"). Now all domestic and international calls are free from the incidence of ADC.

   BSNL challenged these ADC amendments before the Telecom Disputes Settlement and Appellate Tribunal ("TDSAT"). The TDSAT had dismissed all the appeals. Appeals have been filed by BSNL before Supreme Court against these orders of the TDSAT. Being statutory appeals these have been admitted by Supreme Court. However, no stay on TDSAT order has been granted.

3. **IUC Regulation of TRAI challenged in TDSAT**

   TRAI had amended the IUC (Interconnect and Usage Charges) regulation by an amendment dated 9th March, 2009. The revised IUC rates had become effective from 1st April, 2009. The regulation was challenged by most of the operators. Hearings in the case have been completed and TDSAT has reserved its judgment.

4. **Launch of Mobile Number Portability (MNP) delayed**

   On 6th May, 2009, the DoT issued an amendment in the licenses of Unified Access Service (UAS), Cellular Mobile Telephone Service (CMTS), National Long Distance (NLD), International Long Distance (ILD) and basic service to facilitate the timely implementation of mobile number portability service in the licensed service area as per the regulations/directions/orders made/ issued by TRAI.

   TRAI notified the Telecommunications Mobile Number Portability Regulations (MNP), 2009 (8 of 2009), detailing the procedure for porting, the rights and obligations of various entities involved and time limits for carrying out Mobile Number Portability. The regulation envisages a maximum time period of 4 days for the completion of porting process in all licensed service areas except in the case of Jammu and Kashmir, Assam and North East, where the maximum time allowed is 12 days.

   TRAI notified the Telecommunication Mobile Number Portability per Port Transaction Charge and Dipping Charge Regulations, 2009 (9 of 2009) and the Telecommunication Tariff (Forty-Ninth Amendment) Order, 2009, to fix various charges for Mobile Number Portability. The porting charge i.e. the amount to be paid by the subscriber shall not be more than the per port transaction charge i.e. Rs. 19/-. The dipping charge has been left to be settled by mutual negotiation between the telecom service providers and the respective MNP service providers.

DoT has notified new dates for implementation of MNP, which is now expected to be implemented by 30th September 2010.

5. **QoS regulation for wireline and Cellular Mobile Telecom services**

TRAI issued revised QoS (Quality of Service) regulation for CMTS and wire line services on 20th March, 2009. The existing benchmarks have been tightened and some of the parameters like service access delay have been done away with. Some new parameters like - BTS accumulated downtime, worst affected BTSs due to downtime, worst affected cells having more than 3 per cent TCH drop - have been added. The benchmark for Call drop ratio has been reduced to 2 from 3 per cent earlier. The revised regulation has come into effect from 1st July, 2009.

6. **Auctioning of 3G and Broadband Wireless Access (BWA) spectrum**

In February 2010, DoT floated a NIA (Notice Inviting Application) to invite potential bidders to apply for 3G and BWA spectrum. The key features of the NIA were as follows:

- The willing applicants to apply before 19th March 2010.
- The e-auction of 3G spectrum to start on 9th April 2010; and the BWA auction to start two days after the completion of the 3G auction.
- The number of slots up for auction to exclude licenses already allotted to BSNL and MTNL.
- Five circles, namely Punjab, West Bengal, Himachal Pradesh, Bihar and Jammu and Kashmir to have 4 slots of 5 MHz each for auction while remaining 17 circles to have 3 slots of 5MHz each for 3G auction. For BWA auction there is one slot across 22 circles.
- A spectrum base price of Rs. 3,500 crore and Rs. 1,750 crore set for one 3G and one BWA slot respectively.
- Letter of Intent to be issued to the successful 3G bidders but they would be able to roll out services only from September, 2010.

7. **Lock-in period of 3 years for promoter's equity**

DoT vide its Circular dated 23rd July, 2009, inter alia provided for a lock-in-period for sale of equity of an entity whose share capital is 10 per cent or more in the UAS licensee company on the effective date of UAS licence and whose net-worth has been taken into consideration for determining the eligibility for grant of UAS license, till completion of three years from the effective date of the UAS licence or till fulfillment of all the rollout obligations, whichever is earlier.

8. **Security clearance for procurement of telecom equipments**

DoT issued a directive to all the Unified Access Service as well as NLD, ILD and ISP licensees on 3rd December 2009. As per the order, prior approval has to be taken from the licensor before procurement of any telecom equipment/software. DoT issued a format for providing the details of the equipments, country of origin, port etc on 25th February 2010. DoT vide its circular dated 18th March, 2010, exempted from security clearances the passive equipments and equipments/ software manufactured in India by Indian controlled manufactures as well as noncore equipments. This created a situation where Licencees have not been able to import network equipment since 3rd December, 2009. AUSPI and COAI have requested DoT to reconsider such arbitrary and unreasonable requirements.

9. **Review of Spectrum Management and license terms and conditions**

DoT has sought TRAI's recommendations on the report of the DoT's Committee on "Allocation of Access (GSM/ CDMA) spectrum and pricing" of May 2009. In addition, DoT has also sought TRAI's recommendations on the terms and conditions of existing UAS/CMTS licence with respect to the duration of licences, auctioning of all spectrums other than 800, 900 and 1800 MHz bands, capping on the number of licences in each service area. To formulate its recommendations and initiate consultation with stakeholders, TRAI issued a Consultation Paper on 16th October, 2009, titled "Overall Spectrum Management and review of the license terms and conditions". The consultation paper covers spectrum and license related issues. The recommendations of TRAI were issued on 11th May 2010.

The key recommendations are as follows:

- Uniform License fee of 6% on all the services including IP1 and ISP license, in a phased manner.
- Removal of Subscriber Linked Criteria for allotment of additional spectrum.
- Roll out criteria for allotment of additional spectrum. The priority for allotment of additional spectrum has also been proposed. As per the recommendation, those who have been allotted the initial spectrum and have applied for allotment of additional spectrum so as to reach contracted spectrum of 6.2 MHz, will be accorded the highest priority in allocation of spectrum.
- Spectrum limits fixed at 10 MHz for GSM and 6.25 MHz for CDMA in Delhi and Mumbai. In rest of India, these limits have been fixed at 8 MHz for GSM and 5 MHz for CDMA technology.
- The operators possessing spectrum more than contracted spectrum of 6.2 MHz will have to pay one time charge based on 3G auction determined price. This charge will be levied for a minimum period of 7 years.
- On merger and acquisition conditions, the merged entity can not have 30% of subscriber market share and revenue market share. The merged entity can retain spectrum up to 14.4 MHz.
- Spectrum trading has not been allowed. However spectrum sharing has been permitted for those who have been allotted spectrum of 4.4 MHz. TRAI has recommended that spectrum sharing should be permitted for a maximum period of 5 years.
- Rebate of 0.5% in USO fund to those who complete 4 year roll out obligations suggested by the TRAI. The USO fund rebate will be 2% for those licensees who cover 100% of the habitations with a population of 500-2000.
- Refarming of 900 MHz band at the time of license renewal. It has been suggested that all the licensees will be allotted spectrum in 1800 MHz on the renewal of their licenses. 900 MHz band should be used for providing 3G services.

DoT will take a final decision on the above recommendation brought out by TRAI.

10. Re-examination of Merger guidelines by TRAI

DoT issued revised guidelines for intra service area merger on 22nd April, 2008. These guidelines have replaced the earlier guidelines issued on 21st February, 2004. The threshold level for any merger to take place has been revised to 40 per cent of revenue market share and subscriber market share. For considering the number of subscribers, wireline and wireless subscribers will be considered separately. The TRAI is re-examined these guidelines and has recommended revising the combine market share limit of the merging entities to 30% of the total market (together for wireline and wireless). The DoT has yet to take final view on TRAI recommendations.

11. Re-verification of Mobile Subscribers

DoT has revised the penalty in case non verification of subscriber. On representation, DoT vide their letter dated 30th September, 2009 has allowed all the operators to re-verify the subscriber from 1st October, 2009 till 31st October, 2010 to avoid penalty.

12. Prepaid services in Jammu and Kashmir (J&K)

DoT had issued a directive in September 2009 for non-continuation of prepaid services in J&K. However, it subsequently allowed prepaid services in the state to be resumed in January 2010, subject to re-verification of existing prepaid customers. For new customers, the verification guidelines have been strengthened. Prepaid services in J&K, North East and Assam are renewed on yearly basis. The renewal of the services is to be done in the month of February every year. Prepaid services have been renewed in these circles till February 2011.

13. TRAI directive on Value Added Services

TRAI had issued a directive on subscription of VAS services on 27th April 2009. As per the directive, any value added service - for example, a Caller Ring Back Tone could be offered to a customer only after receiving a confirmatory SMS from him. However, after representation from the Industry, TRAI simplified this procedure, and vide its directive dated 4th September 2009, permitted the subscription of VAS by pressing `*' and `9' on the handset, thereby making double electronic confirmation.

14. Utilisation of Numbering Resources

The TRAI has initiated discussions to review the current method of allocation and sought suggestions for making more numbers available in the 10 digit format. They are also considering for the long term the feasibility of using 11 digit numbering format.

15. DTH Regulatory and other issues

a. On 17th March, 2009, TRAI released the Telecommunication (Broadcasting and Cable Services) Interconnection (Fifth Amendment) Regulations, 2009, which essentially cover regulatory provisions on non-discriminatory access to content, issues relating to interconnection for addressable platforms and issues relating to registration of interconnection agreement.

b. TDSAT differentiates between whole sale rates of base pack and add-on pack. In its judgment TDSAT has accepted ESPN's contention that 50 per cent discount should be given only when the channel is being viewed by all or at least a majority of the DTH operator's subscriber base.

c. A large number of state governments have started charging or will start charging entertainment tax (Maharashtra, Karnataka, Rajasthan, Bihar, Goa, Assam, UP, Delhi, Uttaranchal, Punjab, MP, Orissa, and Gujarat). Various DTH operators have filed petitions against Entertainment tax such as the petition filled by Bharti and Tata Sky against the levy of Entertainment Tax in the Gujarat and Delhi High Courts.

d. Other operators have also filed a Petition in TDSAT for clarification of the definition of AGR. The operators have contended that certain items which are not related to the provision of DTH service should not be included for the purpose of calculation of AGR for DTH service.

e. TRAI released consultation papers on Tariff related issues in DTH on 24th December, 2009. Individual players have offered their comments on the papers after mutual discussions among all members of the DTH association.

Key Developments in the Company

Wireless business

RCOM achieves a landmark of 100 million customers

Earlier this year, RCOM crossed the 100-million subscriber mark, making it the 2nd largest wireless operator in the country to reach the mark. Remarkably, RCOM reached this milestone within seven years of the launch of its pan-India mobile services, which is the fastest ramp up of mobile customers anywhere in the world. With this landmark achievement, we became the 4th operator in the world to serve over 100 million customers in a single country.

To commemorate the occasion, RCOM launched a 100-day celebration, as part of which a slew of initiatives were announced, including one day of free and unlimited calling on the Reliance network across local, STD and roaming.

Churn

Despite stiff and intensifying competition, the churn in our postpaid CDMA and GSM businesses during the year was one of the lowest in the industry. In addition, our special focus on retaining high value customers yielded significant revenue benefits.

RCOM redefines industry benchmarks: Launches Simply Reliance plans

Reliance pioneered the mobile revolution in 2005 by making the cost of a phone call cheaper than a post card.

The 'Simply Reliance Plan' offers one single rate of 50 paise per minute across 24,000 towns and 600,000 villages, providing seamless and unconditional benefits to all its existing customers, both prepaid and post-paid, as well as the new ones. Subsequently, we expanded the portfolio by offering subscribers the flexibility of usage depending on their requirement - of '1 paisa per second' or '1 rupee per call' tariffs.

RCOM also unveiled two revolutionary tariff plans - 1paisa per SMS or Re.1 for unlimited number of SMSes every day for all mobile customers, regardless of their tariff plans for voice and data services.

GSM - CDMA Integration

As a major step towards business migration of RCOM and RTL for seamless customer service and improved efficiency at Reliance Touch Points, all Customer Services processes and policies were integrated along with system / front end applications. This was further strengthened with RCOM CDMA integration with GSM.

Reliance Netconnect Broadband Plus

During the year, we rolled out CDMA wireless broadband service,

Reliance Netconnect Broadband Plus, India's fastest Wireless internet service. Netconnect Broadband Plus has a downlink speed of upto 3.1 Mbps. This makes Netconnect Broadband+ best suited for video streaming, video surveillance, rich media content and superior internet browsing.

The initial rollout of the Netconnect Broadband+ service consisted of 38 cities including the metros. This was later expanded to 62 cities towards the end of the fiscal year. Netconnect Broadband+ will soon be made available in 60 more cities, all with seamless handover to high speed 1x service across 24,000 towns and 600,000 villages as well as all major road and rail routes, covering over 99 per cent of India's internet population. The Company retails Netconnect Broadband+ in 12,000 IT retail outlets across India as well as 2,300 exclusive Reliance Communication retail stores and nearly 240 Reliance World outlets.

Netconnect Broadband+ is targeting about 6 million road warriors who need internet access on the move with their laptop and about 8 million home PC users who access entertainment and educational content on a daily basis.

Global Business

Reliance Globalcom spearheads the global telecom operations of Reliance Communications. The global business serves over 2,100 enterprises, 200 carriers and 2.5 million retail customers over 160 countries across 5 continents.

Reliance Globalcom brings together the synergies of Reliance Communications Global Business encompassing Enterprise Services, Capacity Sales, Managed Services and a highly successful bouquet of retail products and services comprising of Global Voice, Internet Solutions and Value Added Services.

We own and operate the world's largest private undersea cable system spanning 65,000 kilometers seamlessly integrated with domestic optic fiber running over 190,000 kilometers, providing a robust Global Service Delivery Platform connecting 40 key business markets in India, USA, Europe, the Middle East, and the Asia Pacific region. Our Mediterranean cable system, along with our participation in the Singapore Japan cable system, will give us the distinction of being the foremost private submarine cable systems in the world.

In the voice segment, we offer International Long Distance carriage and termination to other carriers as well as, on an inter segment basis, to other business units of Reliance Communications.

Carrier services

We offer NLD carriage and termination to other carriers and, on an inter-segment basis, to other business units of Reliance Communications. We are the leading provider of international connectivity and data services to telecom operators, content providers and internet communities around the globe.

Enterprise services

We are the leading global Managed Network Services provider serving over 60,000 sites in over 160 countries. We also rank among the top 6 global Ethernet service providers for 2009, and among the top 2 connectivity providers to the world's top exchanges.

Retail services

As part of our retail offering in voice, we offer virtual international calling services to retail customers for calls to 200 international destinations including India under the brand Reliance Global Call. Our retail services are available to customers in several countries including the United States, Canada, the United Kingdom, Australia, New Zealand, Hong Kong and Malaysia. We have over 2.5 million customers for our Reliance Global Call service. The usage of Reliance Global Call accounts for 40 per cent of the total retail market calls from the US to India.

In our International Voice business, our focus has been to increase market share and leverage our network capacity. This market is now served by 13 operators, as a result of which margins are under pressure. However, we have been successful in gaining market share and our total ILD voice traffic has grown more than 30 per cent on a year-on-year basis. We continue to have the largest inbound traffic market share.

Enterprise Broadband

Continuing with our focus on directly connecting buildings in almost 50 cities in India, our Broadband network connected over 1 million buildings.

Our robust nationwide network backbone is continuously controlled and monitored at the National Operating and Control Center (NOCC) located in Mumbai. This NOCC facility is replicated at Hyderabad to guard against any catastrophe as a redundancy measure. We have enhanced our capabilities in the Managed Service Operations Centre (MSOC), which is dedicated towards managing the customers' network. This is poised to help us garner higher market share in the fast growing managed services market.

Infrastructure

Reliance Infratel Limited (RITL), our infrastructure subsidiary, signed contracts during the year with major new and existing operators for providing passive Infrastructure which has proved to be an effective strategy for our customers for cost savings and improved quality of service. Our customers now include the existing top five as well as five new incumbents out of the total of 15 operators in the market.

- Our total tenancy stands at 1.75 per tower, the highest in the Industry.
- RITL now owns 190,000-Km optical fiber network, providing a more economical and better quality link for tenants compared to microwave.
- RCOM's current utilisation of tower slot assets is 40-50 per cent. This gives us significant potential for 3rd party tenants. It also complements our existing passive infrastructure and provides an integrated solution to tenants.
- As such, we offer our customers an extensive and diverse portfolio of well-positioned assets and we believe that our wide and expanding portfolio of tower sites puts us in a unique position to handle the needs of national, regional, local and emerging wireless service providers in India.

Home / DTH

We launched India's fully Digital Home Entertainment Service on the world's most advanced MPEG4 Direct-To-Home (DTH) Platform. Within 90 days of launch, Reliance Big TV Limited (Big TV), the DTH arm of RCOM, acquired 1 million subscribers, the fastest ramp up of subscribers ever achieved by any DTH operator in the world. As on 31st March, 2010, Big TV had 2.4 million customers with a National Market share of over 12 per cent. We are today present across 6,500 towns with a pan-India service and installation network.

The DTH Industry in India added 8 million subscribers in Financial Year 2009-10. There are six players in the industry with an estimated market size of 20 million subscribers and a penetration rate of 20 per cent amongst homes using cable network service.

Reliance Big TV DTH service boasts of over 230 channels, 6 interactive services and a rich bouquet of 'subscription video-on-demand / pay per view' offerings. With its state of the art price packaging models, customer friendly entry/ subscription offers and sustained customer management programs, Reliance Big TV commands one of the highest ARPUs in the Industry.

As we move into our 2nd full year of operations, we have launched the dual-capability HD -DVR set top box across top 100 cities – the only DTH operator in the country to do so. On the cards is a look-and-feel revamp of the platform through a contemporary Graphical User Interface along with the added option of Hindi language. Reliance Big TV was able to secure 2 Transponders on the existing satellite. We plan to add 60 new channels including a rich bouquet of HD channels to the platform. The brand is going for an intensive distribution drive to tap into 15,000 towns nationally.

Opportunities and Challenges

Opportunities

3G Launch: The launch of 3G services will add a fresh impetus to telecom growth in the country. We are proactively getting 3G ready, having committed significant investments in wireless infrastructure IP backhaul and VAS.

Both 3G and BWA technologies will be key to serving the pent-up demand in the underserved broadband market in India. The critical enablers of the migration from narrowband voice to the broadband data market are the availability of both adequate spectrum and low-cost devices. We expect the floodgates to open once these enablers are realised post the spectrum allocation; that is when the process of building India's digital economy will begin in right earnest.

Convergence: Our full fledged convergence model is driven both by technology and demand because, together, they hold the key to the overall success of the value chains built to provide voice, data and video multi-media networks into a single unified packet based multi-services platform.

With the BWA auctions currently in progress, the convergence in service through robust Network will drive the Telecom value chains, and lead to a better utilisation of capacity, greater coverage and improved quality. Our initiatives for Corporate Convergence will activate consolidations, mergers, acquisitions, or collaborations among the operators.

Rural opportunity: The overall tele-density in India has reached around 52.74 per cent. While the urban tele-density has crossed the 100 per cent mark, the rural tele-density is pegged at 22.17 per cent and steadily growing. Indeed, it is the latter which is driving telecom growth in the second phase. Our nationwide network combined with the national distribution framework gives us a unique advantage in tapping this large opportunity.

Dual Technology: While offering dual technology services, we also benefit from the massive network build-out for CDMA and GSM, helping us offer highly attractive tariffs and products, leverage the available capacity and provide multiple choices to subscribers.

We are also continuously aware of the emerging 3G/WiMAX opportunities and the ensuing possible options to evolve our current network assets. We possess a wealth of experience managing large-scale networks with extremely high usage volumes at competitive prices.

Passive Infrastructure: The expected technology rollouts this year were driven by 2G, 3G and BWA needs of the new and existing mobile operators as well as of the ISP operators. This translates into the current demand of nearly 500,000 slots – slated to go up to 700,000 in the next couple of years – for passive infrastructure as well as other services. Our next generation infrastructure is favorably positioned to capture this opportunity.

At RCOM, we approach the market in the telecom infrastructure business with a unified and comprehensive approach covering the entire value chain of telecom infrastructure services, including active and passive infrastructure

Unique Positions in India

- We currently have sites in each of India's 22 circles – a total of 49,300 telecommunication towers as of 31st March, 2010.
- The current average age of our telecommunication towers is 2.8 years.
- All our existing telecommunication towers, unlike some of our competitors, have the unique capacity to host multiple wireless service providers as tenants Our multi-tenancy towers have, on an average, the capacity to host 4 tenants each. As on 31st March, 2010, we had a tenancy rate of 1.75, the highest in the industry. We are in a unique position in the industry to offer more capacity/tenancy to 3rd party operators (existing and new) in the B2B space.
- RITL has the largest fiber transmission network in the country with over 190,000 kms. of national optic fiber network.
- The duct and fiber pair offerings along with passive infrastructure compliments our other offerings of transmission connectivity to sites, bulk bandwidth, carriage, NLD / ILD, co-location of customer electronics in our BSC, internet bandwidth and roaming solutions.
- Our customers have typically opted for 3 - 5 B2B services out of the combined RITL-RCOM portfolio of services.

R World Content: Our Reliance Mobile World (R World) is a virtual one-stop-shop for entertainment, communication, gaming and M-commerce. Thanks to its wide range of applications, it has quickly endeared itself to users from all walks of life. Reliance Mobile World has hundreds of useful applications and over 200,000 content titles which include Mobile TV, videos, cricket updates, music, ringtones, phonebook transfers, back-up service, and other M-commerce services such as mobile banking, bill payments, mobile e-mail and instant messenger, city and TV guides, gas cylinder bookings, Speed Post tracking, Airlines and Railway reservations, examination results and much more.

Global

With RCOM's ownership of Reliance Wimax World (eWave), a pioneer in the global Wimax space, Reliance Globalcom has the capability to launch 4G services in over 50 countries. The acquisition of Vanco Group, enables the company to provide managed services to over 230 countries and territories across the globe.

RTech: Our Information Technology arm, RTech, has 19,000+ person-years of experience across various domains with more than 25 per cent of the team having over 10 years of experience. RTech provides application development and maintenance services, Business Consulting, Telecom Network Products and solutions, ERP Implementation and Development services, Geographic Information services, Business Intelligence and Data Analytics, Knowledge Management, Network and internet Security services, Managed Network and Infrastructure services, Unified Communication and Messaging services and nationwide IT support services.

Retail

The Company has one of the most extensive distribution and

service networks amongst all telecom players in India, consisting of nearly 2,300 Reliance World and Reliance Mobile Stores throughout India equipped to sell wireless handsets and service packages, customer service centers with multilingual capabilities that have over 6,000 agents. In addition, nearly a million retail outlets sell recharges (of which approximately 90 per cent are electronic recharge enabled). The Company also has alliances with banks for providing electronic recharge at 14,000 ATMs.

Our 24 x 7 customer service is further supported by about 10,000 employees, multi-lingual contact centre facilities providing full customer care interface and redressal measures.

Challenges

Entry of many new Operators

The rapid entry of new telecom operators in the market has intensified competition leading to downward pressure on prices. Our well planned capital investments, backed by a world class network, puts us in an enviable position in meeting the emerging competitive challenge in the telecom space.

Entry of Mobile Virtual Network Operator (MVNO)/ Brand franchisees

There is a possibility that the Government may progressively relax MVNO norms. As a result, more players may be able to access the Indian markets through this route. Consequently, these operators may put pressure on tariffs.

Risks and concerns

1. Some of the operating licences are subject to regulatory compliance under the terms and conditions of licences grant over different part of the world. The rules and regulations, issued by the respective government and regulatory authorities, having jurisdiction over the Company's operations and licenses, schedules and obligations require it to meet specified conditions, network build-out requirements and tariff fixation. However, the Company does not perceive any default on this account.
2. Mobile Number Portability (MNP), mandated by DoT, will be implemented on a pan-India basis and could limit the acquisition of new subscribers and the retention of existing ones. This move is bound to be beneficial for congestion free new networks as they can use aggressive pricing strategies to lure existing subscribers.
3. Rapid technological changes may increase competition and render the Company's technologies, products or services obsolete. Our facilities are tuned to next generation latest technology and we do not foresee obsolescence at present.
4. The telecommunication services industry is capital intensive. Capital Expenditure (CAPEX) on adaptation to latest technology may put pressures on deliverables. However, the Company is constantly assessing such technological challenges and taking immediate remedial steps through timely CAPEX plans.
5. The Company faces significant and intense competition in its markets, which could aggravate with the entry of new licensees that may result in decreases in current and potential customers, revenues and profitability. But we remain confident that our competitively priced tariff will continue to attract large volumes of traffic, resulting in better utilisation of network, operating efficiencies and cost benefits.
6. We are subject to market risks from changes in interest and foreign currency exchange rates. In managing exposure to these fluctuations, we may engage in various hedging transactions that have been authorised according to documented internal policies and procedures.

Financial Performance - Overview

The company's financial performance is disclosed in detail under the head 'Financial Performance' in the Directors' Report. The consolidated performance of the Company is given below:

a. **Revenues and operating expenses**

   On a consolidated basis, the Company earned total revenues of Rs. 22,132.28 crore (US$ 4903.03 million). The net profit after tax recorded by the Company was Rs. 4,655 crore (US$ 1,031 million). Our total operating expenditure stood at Rs.14,311.80 crore (US$ 3,170.54 million).

b. **Operating profit before finance charges, depreciation and amortisation, exceptional items and provision against fixed assets (EBITDA).**

   The Company earned EBITDA of Rs.7,820.48 crore (US$ 1,732.49 million). The EBITDA margin for the year was 35.34 per cent.

c. **Depreciation and amortisation**

   The Depreciation and amortisation charges was Rs. 3,746.51 crore (US$ 829.98 million).

d. **Profit before tax**

   The profit before tax was Rs. 5,222.83 crore (US$ 1157.03 million). The provision for taxes was to the tune of Rs. 445.39 crore (US$ 98.67 million). The net profit after tax was Rs. 4,655.00 crore (US$ 1,031.24 million).

e. **Balance Sheet**

   As at 31st March, 2010, the Company had total assets of Rs. 92,568.63 crore (US$ 20,507.01 million). Stakeholders equity was Rs. 43,360.64 crore (US$ 9,605.81 million), while net debt (excluding cash and cash equivalents) was Rs. 24,856.95 crore (US$ 5,506.63 million), giving a net debt to equity ratio of 0.57 times.

Segment Wise

1. **Wireless Segment**

   Customer acquisition

   During the year under review the Company added 29.78 million wireless customers (net additions), an increase of 40.98 per cent over the previous year. As on 31st March, 2010, the Company had 102.45 million wireless customers on its network. During the year, we reached out aggressively to rural areas on the back of a major network expansion that contributed substantially to our customer acquisition.

   Revenues and profit

   The revenues for the financial year ended 31st March, 2010 were Rs. 16,639.61 crore (US$ 3,686.22 million). The EBITDA during the same period was Rs.5,583.12 crore (US$ 1236.85 million), while the EBIT (Earnings before Interest and Tax) was Rs. 3,754.96 crore (US$ 831.85 million).

2. **Global Segment**

   Revenues and profit

   The Revenues for the financial year ended 31st March, 2010 in this segment were Rs. 8,318.68 crore (US$ 1,842.86 million). While the EBITDA was Rs. 1,662.68 crore (US$ 368.21 million), the EBIT stood at was Rs. 554.04 crore (US$ 122.74 million).

3. **Enterprise Broadband Segment**

We maintained our position as the premium integrated solutions provider for Corporates in the Broadband segment. Our Enterprise Broadband business maintained its leadership in Centrex, Virtual Private Network and internet Data Centre products and One Office Duo (OOD) voice product.

The Company's Enterprise Broadband segment continued to maintain its growth path and gained significantly during the year even in the midst of aggressive competition in data and voice but particularly the internet bandwidth segment. Of our current portfolio of more than 38 products, our Enterprise Broadband business has not only positioned a larger number of products with top corporates but also increased its share of wallet.

The new products launched during the year included Reverse ITFS, Managed WAN, EWAN, One Office Duo, Global MPLS, and Global Ethernet etc.

Our innovative services assurance model of "TechCheck" continued to gain further impetus during the year in providing pro-active feedback to subscribers on the service levels provided by the Company. Customers have rated our Broadband Products and Services at a high customer satisfaction and delight rating. Our CSAT (Customer Satisfaction) Score increased steadily.

Our Broadband's Business IT Systems are ISO 27001:2005 Certified (an Information Security Management System Standard).

4. **Wireline**

Our Optical Fiber Cable backbone network of 190,000+ route-kms supports seamless last mile Broadband connectivity to over 1 million building across 44 cities.

Our Broadband Access network is one of the largest in the world, having approx. 38,000+ nodes currently.

Customer Base

Our customer acquisition kept momentum with the increase in network coverage during the year. Net additions during the year grew by more than 6 per cent. During the year, the Company acquired close to 85,000 customers, taking the total customer base to 1.47 million.

As the Company's Broadband business is currently serving mainly enterprises, the revenue per line reflects the total portfolio of services and solutions being delivered to customers. Our revenue per line has remained well above industry averages, on account of our mainly enterprise customer base and our successful cross-sell of services to our customers.

Revenues and profit

The revenues for the financial year ended 31st March, 2010 were Rs. 2,838.55 crore (US$ 628.83 million). The EBITDA was Rs. 1,147.43 crore (US$ 254.19 million), while the EBIT (Earnings before Interest and Tax) was Rs. 681.39 crore (US$ 150.95 million).

Strategic Business Units:

Reliance Communications Infrastructure Limited (RCIL)

RCIL provide internet Data Centre (IDC) service facilities to house computer systems and associated components, such as telecommunications and secured storage systems to the user companies from our IDCs located in Mumbai, Bangalore, Hyderabad and Chennai. During the year, we commissioned 2 new IDCs at Chennai and Hyderabad respectively. With this, our IDC capacity has gone up more than 400,000 sq ft, making us the leader in this segment with an estimated market share of close to 60 per cent.

Operations

Revenues and operating expenses

RCIL earned total revenues of Rs. 4,418.89 crore (US$ 978.93 million) during the year as compared to Rs. 4,096.03 crore (US$ 807.58 million) for the previous year. RCIL incurred total operating expenses of Rs. 4,022.58 crore (US$ 891.13 million) as compared to Rs. 3,402.73 crore (US$ 670.89 million) in the previous year.

Net Profit

The net profit after tax recorded by RCIL was Rs. 9.49 crore (US$ 2.10 million) as compared to profit of Rs. 266.18 crore (US$ 52.48 million) in the previous year.

Balance Sheet

As on 31st March, 2010, RCIL had total assets (net) of Rs. 5,165.71 crore (US$ 1144.38 million) and shareholders' fund amounting to Rs. 2,901.71 crore (US$ 642.82 million).

Reliance Telecom Limited (RTL)

RTL, a wholly owned subsidiary of the Company, offers GSM services in Madhya Pradesh, West Bengal, Himachal Pradesh, Orissa, Bihar, Assam, Kolkata and North East service areas.

Operations

During the year, RTL expanded its network, specifically at the areas in the Eastern region.

Revenues and operating expenses

RTL earned total revenues of Rs. 2,279.47 crore (US$ 504.98 million) during the year as compared to Rs. 2,050.83 crore (US$ 404.34 million) in the previous year. RTL incurred total operating expenses of Rs. 1,862.88 crore (US$ 412.69 million) as compared to Rs. 1,507.67crore (US$ 297.25 million) in the previous year.

Net Profit

The net profit after tax recorded by RTL was Rs. 33.28 crore (US$ 7.37 million) as compared to net loss of Rs. 174.29 crore (US$ 34.36 million) in the previous year.

Balance Sheet

As on 31st March, 2010, RTL had total assets (net) of Rs. 6,339.33 crore (US$ 1,404.37 million) and shareholders' fund of Rs. 280.00 crore (US$ 62.03 million).

Reliance Infratel Limited (RITL)

RITL's business is to build, own and operate telecommunication towers, optic fiber cable and other related assets at designated sites and to make available this passive infrastructure on a shared basis to wireless and other communications service providers under long-term contracts. These customers use the space on our telecommunication towers to install their active communication-related equipment to operate their wireless networks. The customers can also use our optic fiber network to connect the sites to their own core network and to ensure connectivity between circles.

We have used the towers for both our CDMA and GSM technology based services as a part of our strategy to provide dual services on a pan India basis. We have 49,300 multi-tenancy towers, with a total capacity of 197,200 slots, the most extensive compared to any other telecom infrastructure provider. We are capable of adding tenancy capability at marginal cost on demand.

Revenues and operating expenses

RITL earned total revenues of Rs. 6,276.74 crore (US$ 1,390.51 million) during the year as compared to Rs. 4,934.00 crore (US$ 972.79 million) in the previous year. The Company incurred total operating expenses of Rs. 2,427.54 crore (US$ 537.78 million) as compared to Rs. 1,553.79 crore (US$ 306.35 million) in the previous year.

Net Profit

The net profit after tax recorded by RITL was Rs. 905.58 crore (US$ 200.62 million) as compared to Rs. 1,685.72 crore (US$ 332.36 million) in the previous year.

Balance Sheet

As at 31st March, 2010, RITL had total assets (net) of Rs. 16,487.52 crore (US$ 3,652.53 million). Shareholders' fund was Rs. 5,164.21 crore (US$ 1,144.05 million).

Outlook

New Horizons for future Growth

India's telecom network is the third largest in the world. Telecommunication activities saw rapid growth in India and the efforts have been made from both governmental and non-governmental organisations to further improve the telecommunication infrastructure. The eventual goal is to foster the development and widespread use of modern telecommunication technologies that will serve all segments of India's culturally diverse society, and to transform it into a country of technologically aware people. The launch of 3G services later this year is likely to reach a size of Rs. 344,921 crore (US$ 76.92 billion) by 2012 at a growth rate of over 26 per cent.

Mission 200 million subscribers

We are extremely well placed to capitalise on the growth opportunities in the converged telecom market supported by our integrated infrastructure and strong focus on quality of services.

Our leadership and strength is supported by

- An upgraded and expanded next generation network based on state-of-the-art technology;
- A strong foray into the rapidly expanding rural market;
- A keen commitment to staying ahead of customer requirements;
- An international presence with owned submarine cable network and gateways;
- Introduction of innovative products and services;
- A sterling track record of growth and execution;
- A focus on optimisation of resources and on building human capital.

Wireless Business

3G Telecom services

The exponential growth of the telecom industry in India has led to the demand for better technology and the next level of service delivery. The advent of 3G services later in the year will add a new dimension to the market, giving us an excellent opportunity to cater our products to the high-value subscribers.

On the downside, the bulk of the subscriber growth in the industry is from low value customers, which is unlikely to translate into major revenue gains for operators. The entry of new players into an already highly competitive market has brought down the pricing, putting pressure on revenue growth.

The urban market in India is now highly saturated, with over 100 per cent penetration. An increasing part of the new subscriber growth is therefore coming from smaller towns/rural areas, with significantly lower revenue contribution. The dual SIM phenomenon is contributing approximately 30-35 per cent of net additions.

Notwithstanding all this, the Indian telecom industry continues to maintain a high growth trajectory. Thanks to the continued outstanding pace of growth, the overall wireless tele-density reached 49.6 per cent as of 31st March, 2010. The subscriber base for wireless services has increased to 584.32 million as on 31st March, 2010.

Most international developed markets have close to 100 per cent penetration and most comparable developing markets currently have penetration levels of 60 per cent - 70 per cent.

In other words, despite the recent upswing, the penetration of mobile services in India continues to be on the lower side, indicating the tremendous future potential for growth.

Value added Services (VAS)

The mobile value added services include, text or SMS, menu based services, downloading of music or ringtones, mobile TV, videos, streaming, sophisticated m-commerce applications etc.

With the introduction of 3G technology, and relative inexpensive feature rich handsets, there will be a marked shift in the structure of the VAS market, with non-SMS VAS services becoming a dominant contributor to revenue.

Global Business

We believe that our strategy to leverage our global terabit network together with leadership in Enterprise solutions is delivering a compelling value proposition to our customers. Our customers are endorsing our strategy through repeat and new business wins. Going forward, we expect continued growth in every segment of Reliance Globalcom's business with the following initiatives:

1. **Focus on managed solutions**

   We continue to enjoy success in retaining our enterprise customers and winning new logos in competitive bidding. As before, the key differentiators are: (i) an owned network connectivity to emerging markets; (ii) proven and trusted rollout expertise; (iii) own portfolio of products to meet enterprise customer needs; and (iv) low cost delivery and operations centre.

   Going forward, we plan to continue expanding on this model and extend our successes in the US, Europe, Middle East and Asia.

2. **Focus on global Ethernet**

   There is currently a strong global demand for Ethernet services and it remains a key area of focus for us. Our advantage in this segment lies in the fact that many of the financial market participants in advanced market of the U.S. are already on our network.

   We plan to keep our competitive edge by investing in higher-than-industry-standard Service Level Agreements and maintaining capacity with owned metro, backhaul and building connectivity.

3. **Ramp up collaboration service**

   We intend to leverage Reliance Global Call's adaptable and extendable portal. The scalability and robustness of the portal makes it easier to manage the expanding customer database. We plan to introduce additional features such as ring back tones, content based services to Reliance Global Call customers.

4. **Leverage existing global service platform and augment it with focused new builds**

   Our highly scalable global network and delivery platform is a key competitive advantage. We intend to leverage this strength to grow our customer base. We plan to target areas of high growth by expanding and deepening the geographic reach of our network and platform through focused new builds, at a low marginal cost.

5. **Focus on customers in underserved emerging markets**

   We aim to exploit the growing demand from enterprises

located in emerging markets for greater connectivity to North America and Europe; particularly in light of the off-shoring of IT and ITES from the developed economies to low-cost destinations.

Enterprise Broadband and Internet Data Centers (IDC)

We are positive about the revenue opportunities in the current financial year. Corporates have started talking about expansion plans and we are well placed to garner a big share of the new demand. Last year, in order to enhance our share in the market, we adopted a new strategy where we formed separate vertical teams to deliver higher value to our customers. This was very well received by our customers, and our vertical team registered some key wins. As a result, we are well poised to get higher revenues from this sector.

Recently, the Small and Medium Business market segment has evolved as a new focus area for us and we are working on expanding our customer base in this segment. We expect this segment to emerge as a growth engines for our business in the future. We are also creating new offerings specifically for the segment and are realigning our sales channels to increase our reach in the segment.

We have recently launched Cloud Computing Services in India on the Microsoft platform. This will offer 'pay as you go' enterprise class IT infrastructure, and also help in reducing the IT management hassles for SMBs. We also plan to expand the portfolio of our IDC-based services and products to be a one-stop shop for enterprise and SMB customers.

Telecom Infrastructure

We are leveraging our extensive capability to offer a wide range of services as an integrated service provider across the whole infrastructure value chain. Our aim is to provide a fast track solution to our clients, both for ongoing expansion of our existing telecom operators and the roll out plans of the new ones.

We have achieved unique position vis-à-vis other infrastructure providers with better quality tower infrastructure, carriage and transport infrastructure along with the unified approach as an integrated service provider.

RITL is best positioned to attract tenants for:

- High quality portfolio, capable of housing 4 tenants;
- With marginal Capex, tower tenant capacity of 4 can be enhanced up to 7 tenants.

Home/DTH Business

As Reliance Big TV moves into its 2nd full year of operations, we have launched the HD -DVR set top box across the top 100 Indian cities - the only DTH operator to offer the dual capability of HD / DVR. We plan to add 60 new channels including a rich bouquet of HD channels to the platform.

Reliance Big TV is also seeking to revamp the look and feel of the advanced MPEG4 platform through a new Graphical User Interface along with the added option of Hindi language.

Adequacy of internal control and Systems

The Company has built adequate systems of internal controls aimed at achieving efficiency in operations, optimum utilisation of resources, effective monitoring and compliance with all applicable laws.

The internal control mechanism comprises of a well-defined organisational structure, documented policy guidelines, pre-determined authority levels and processes commensurate with the level of responsibility.

The Management Audit Team undertakes extensive checks and reviews through external firms of chartered accountants, who provide independent and professional observations. The Audit Committee of the Board reviews major internal audit reports as well as the adequacy of internal controls.

Risk Management Framework

The Company has instituted a self-governed Risk Management framework based on identification of potential risk areas, evaluation of risk intensity, and clear-cut risk mitigation policies, plans and procedures both at the enterprise and operating levels.

The framework seeks to facilitate a common organisational understanding of the exposure to various risks and uncertainties at an early stage, followed by timely and effective mitigation. The Audit Committee of the Board reviews the risk management framework at periodic intervals.

Human resource and employees relations

An online 'Speakup' - Employee engagement survey campaign launched by us received overwhelming response from the employee participants, which demonstrated the feel of the employees towards the management's highly supportive and facilitative approach. The survey aims to enable the Company to identify both its strengths as well as the areas for improvement.

During the year, we introduced several other HR-related initiatives aimed at enhancing productivity, morale and motivation among the employees.

We revisited the organisational structure of the businesses to ensure higher standard of customer delivery and lower cost. High-performing employees with proven management capabilities were considered for key management positions in the organisation.

The existing HR policies were revised with a view to making them more transparent, employee-friendly and objective in line with best Industry practices. These policies and the other HR processes have been automated for employee convenience and ease of administration.

In order to empower our line managers, HR delegation matrix around recruitment, retention etc., were rolled out for higher accountability as well as speedier resolution of issues.

E People Solution - an employee portal was launched for redressing employee queries and grievances in a time bound manner with service level agreements.

During the year Company was successfully able to meet the manpower requirements emerging from our expanding business. The manpower as on 31st March, 2010 was 30,974 across all business.

Information technology

Our IT systems and processes converge across CDMA and GSM technologies providing a seamless customer experience. Every day, we support more than 5 million transactions through 12,000 field and contact center employees. We have built reusable and scalable components that can support over 130 million customers. Our delivery and operational processes are now certified and bench-marked against global standards of CMMI Level 3 and ISO 20000, a unique achievement for any telecom operator in terms of in-sourced IT operations.

Our new secure and unified enterprise-wide collaborative platform, MyWorld has won more than 5 international and local awards for its unique implementation on a Web2.0 infrastructure. MyWorld has been a First-time-right product with 98 per cent employee acceptance. It has enhanced employee productivity by more than 18 per cent within the first 3 months of launch. The value of this platform was that without any additional capex, and simple reorganisation and representation of data and information from different applications and databases, MyWorld completely changed organisation behavior leading to immediate improvement in productivity across all segments of users. It also

Management Discussion and Analysis

created a user generated platform that connects on it's own and makes itself relevant to each user in its own way.

RTech, while continuing to service various RCOM business units, also provides application development and maintenance services to Group Companies like Reliance Big Entertainment and Reliance Health. The uniqueness of RTech lies in its project management capabilities, ability to infuse enormous domain knowledge and operational experience with technology and customer focus and operational transparency. These capabilities of RTech have been endorsed by successful external projects in areas of Knowledge Management, Geographical Information Systems, health care applications, Operational Support Systems (OSS) and IT Infrastructure Management.

RTech's transformation into a full blown IT company- through innovation, scale, ingenuity, cost sensitivity and efficiency has been recognised by its peers in the International and Indian IT industry with a slew of awards and accolades including 2010 Gartner Green Data Center Award, SNW Computerworld's Award for Best Practices in Green Computing, Energy Efficiency and the Data Center, CIO 100 Award (4th in a row), CIO 100 Infrastructure Award, CTO Forum's CTO of the year, IDC Enterprise Innovation Award, Pioneer CIO Award and many others. RTech is also the sole representative of the Indian telecom industry on the boards of the Tele Management Forum and the Mobile Marketing Association.

Awards and Recognitions

During the year under review, we won the prestigious Global World Communication Awards 09, held in London. We have won this award in the Best Device Category where we participated with a new network device, developed with CISCO. Our competition in this category, at the final stage was with companies like Juniper and Etisalat. RCom was the only Indian company to win an award at WCA 09.

Reliance Communications' has also won the Frost and Sullivan Market Share Leadership award for "Data Center and Managed Services" category (FY 2009).

We have also won INFOCOMM - CMAI National Telecom Award for the "Largest Telecom Network" category, presented by Secretary, DoT and Chairman, Telecom Commission.

Corporate social responsibility

We continue to strive for sustainability in our operations by promoting the integration of CSR into our business strategy as well as our everyday functioning.

During the year under review, we focused on 6 core areas namely environment, community development, education, women's empowerment, social awareness and health.

CSR Initiatives

Apart from supporting CSR initiatives promoted by Reliance Dhirubhai Ambani Group, our CSR initiatives include the following:

- Organised internal campaigns for voluntary blood donations;
- Launched "Little Genius", an effort aimed at more than 200 schools and 20 orphanages, with a view to providing under-privileged and served children with an opportunity to explore the digital world in India;
- Provided appropriate solutions and communication services to help people in rural areas access information technology by initiating programs like 'e-Shikshit'. Trained 300 rural youth and women members;
- Provided eye care services to more than 4,000 individuals in the rural terrain in Kerala;
- Promoted the cause for a healthy fulfilling life after Cancer by co-organising a walkathon in Delhi wherein, more than 3,500 individuals including cancer survivors participated.
- Extended support and services for rendering operative intervention for 100 children suffering from Cleft lip and Palate from Uttar Pradesh;
- Encouraged employees to support various social endeavours through voluntary work; nearly 1800 employees contributed more than 22,000 man hours.

Auditors' Certificate on Corporate Governance

To,

The Members of Reliance Communications Limited

We have examined the compliance of conditions of Corporate Governance by **Reliance Communications Limited** ('the Company') for the financial year ended on 31st March, 2010, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of the procedures and implementation thereof, adopted by the Company for ensuring compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671
Mumbai
15 May, 2010

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Corporate Governance Report

In accordance with Clause 49 of the Listing Agreement with the Stock Exchanges in India and some of the best practices on Corporate Governance, the report containing the details of governance systems and processes at Reliance Communications Limited is as under:

Reliance Communications Limited has maintained the highest standards of corporate governance principles and best practices by adopting the **"Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct"** as is the norm for all constituent companies in the group. These Policies and Code prescribe a set of systems, processes and principles, which conform to the best international standards and are reviewed periodically to ensure their continuing relevance, effectiveness and responsiveness to the needs of investors both local and global and all other stakeholders.

The Company's philosophy on Corporate Governance envisages the attainment of the highest levels of transparency, accountability and equity, in all facets of its operations and in all interactions with its stakeholders, including shareholders, employees, the government, lenders and the society. The Company believes that all its operations and actions must serve the underlying goal of enhancing long-term shareholder value. In our commitment to practice sound governance principles, we are guided by the following core principles:

1. **Transparency**

   To maintain the highest standards of transparency in all aspects of our interactions and dealings.

2. **Disclosure**

   To ensure timely dissemination of all price sensitive information and matters of interest to our stakeholders.

3. **Empowerment and accountability**

   To demonstrate the highest levels of personal accountability and to ensure that employees consistently pursue excellence in everything they do.

4. **Compliance**

   To comply with all the laws, rules and regulations applicable to the Company.

5. **Ethical conduct**

   To conduct the affairs of the Company in an ethical manner.

6. **Stakeholders' interest**

   To promote the interests of all stakeholders including customers, shareholders, employees, lenders, vendors and the community.

Governance practices beyond regulatory requirements

Our governance practices go beyond the mere letter of statutory and regulatory requirements. With this in mind, we have formulated a number of policy documents and introduced the following set of governance practices:

A. **Values and commitments**

We have set out and adopted a policy document on 'values and commitments' of Reliance Communications. We believe that any business conduct can be ethical only when it rests on the nine core values viz; honesty, integrity, respect, fairness, purposefulness, trust, responsibility, citizenship and caring.

B. **Code of ethics**

Our policy document on 'code of ethics' demands that our employees conduct the business with impeccable integrity and by excluding any consideration of personal profit or advantage.

C. **Business policy**

Our 'business policies' cover a comprehensive range of issues such as fair market practices, inside information, financial records and accounting integrity, external communication, work ethics, personal conduct, policy on prevention of sexual harassment, health, safety, environment and quality.

D. **Separation of the Board's supervisory role from the executive management**

In line with the best global practices, we have adopted the policy of separating the Board's supervisory role from the executive management. We have also split the posts of Chairman and CEO.

E. **Prohibition of insider trading policy**

This document contains the policy on prohibiting trading in the equity shares of the Company, based on insider or privileged information.

F. **Prevention of sexual harassment**

Our policy on prevention of sexual harassment aims at promoting a productive work environment and protects individual rights against sexual harassment.

G. **Whistle blower policy**

Our Whistle Blower policy encourages disclosure in good faith of any wrongful conduct on a matter of general concern and protects the whistle blower from any adverse personnel action.

H. **Environment policy**

The Company is committed to achieving excellence in environmental performance, preservation and promotion of clean environment. These are the fundamental concern in all our business activities.

I. **Risk management**

Our risk management procedures ensure that the management controls various business related risks through means of a properly defined framework.

J. **Boardroom practices**

i. **Chairman**

In line with the highest global standards of corporate governance, the Board has separated the Chairman's role from that of an executive in managing day-to-day business affairs.

ii. **Board charter**

The Board of Directors has adopted a comprehensive charter, which sets out clear and transparent guidelines on matters relating to the composition of the Board, the scope and function of various Board committees, etc.

iii. **Board committees**

The Board constituted Audit Committee, Nomination/ Remuneration Committee and Shareholders'/ Investors' Grievances Committee. The Board rotates the Chairman of these Committees once in two years.

iv. **Tenure of independent directors**

Tenure of independent directors on the Board of the Company shall not exceed nine years, subject to their re-appointment on retirement by rotation as per statutory provisions.

v. **Independent director's interaction with shareholders**

Member(s) of the Shareholders' / Investors' Grievances Committee interact with shareholders on their suggestions and queries, if any, which are forwarded to the Company Secretary.

vi. **Lead independent director**

Recognising the need for a representative and spokesperson for the independent directors, the Board has appointed an independent director as the lead independent director. The lead independent director performs the following roles in addition to the role of a non-executive independent director:

- preside over all executive sessions of the Board's independent directors;
- work closely with the Chairman to finalise the information flow, meeting agenda and meeting schedules;
- liaise between the Chairman and the independent directors on the Board; and
- take a lead role along with the Chairman in the Board evaluation process.

The Board designated Shri A. K. Purwar as the lead independent director. The position of the lead independent director is rotated once in two years.

vii. **Training of Board Members**

The Board members are periodically given formal orientation and training with respect to the Company's vision, strategic direction, core values including ethics, corporate governance practices, financial matters and business operations. The Directors are facilitated to get familiar with the Company's functions at the operational levels. Periodic presentations are made at the Board and Committee Meetings, on business and performance updates of the Company, global business environment, business strategy and risks involved. The Board members are also provided with the necessary documents/brochures, reports and internal policies to enable them to familiarise with the Company's procedures and practices.

Periodic updates and training programs for Board members are also conducted on relevant statutory changes and landmark judicial pronouncements encompassing important laws. In the current year this included seminars on GST, Direct Tax Code, IFRS, Companies Bill, Corporate Governance Guidelines, etc.

viii. **Meeting of independent directors with operating team**

The independent directors of the Company meet in executive sessions with the various operating teams as and when they deem necessary. These discussions may include topics such as, operating policies and procedures, risk management strategies, measures to improve efficiencies, performance and compensation, strategic issues for Board consideration, flow of information to directors, management progression and succession and others as the independent directors may determine. During these executive sessions, the independent directors have access to members of management and other advisors, as the independent directors may determine and deem fit.

ix. **Monitoring of subsidiaries**

The minutes of meetings of Boards of subsidiary companies are periodically placed before the Board of the Company.

x. **Commitment of directors**

The meeting dates for the entire financial year are scheduled in the beginning of the year and an annual calendar of meetings of the Board and its committees is circulated to the directors. This enables the directors to plan their commitments and facilitates attendance at the meetings of the Board and its committees.

K. **Governance practices being followed to promote the interests of our stakeholders**

We have introduced several trend setting governance practices to improve stakeholders satisfaction. Some of the major ones among them are:

i. **Customers**

We have taken various customer caring initiatives, which give various services to our subscribers at all times. We also have captive contact centers having one of the largest facilities accommodating approx. 9,500 personnel on round the clock shift basis. In addition to this, we have provided various on line measures on Reliance World platform which also gives ready access to the customers. Our customers can view and pay their bills online and manage their account information online.

ii. **Employees**

In our relentless pursuit of driving 'operational excellence', and our resolve to make Reliance Communications a "Great Place to Work", we focus on evolving efficient and agile organization structures, relentlessly driving capability, leadership and culture building and acquiring, developing and retaining high quality talent. We review and revise our HR policies constantly to align to the Market and Industry benchmarks and making them increasingly transparent and employee-friendly. These policies have been extensively communicated to employees and automated.

We have a dedicated service portal which offers various online HR services and facilities to employees. Some of these facilities are; details of current and past salaries, income-tax computations, attendance and leave management, goal setting with relevant Key Performance Indicators (KPIs), potential assessment module, performance evaluation system, feedback mechanism, reward and recognition policy, grievance redressal system, exit interviews, training and development module, etc.

We regularly conduct an employee engagement survey through an independent external organization aimed to identify the areas of strengths as well as those which need improvement. The results of this survey are communicated to all employees and appropriate action is initiated to enhance employee satisfaction based on their feedback. As a means of providing accelerated career growth to high performing talent, we have a pilot program of assessment centers, wherein employees who have a proven track record are put through a rigorous assessment program for higher role.

We have institutionalised a leadership development process, linked to Reliance DNA & leadership competencies, which identifies high potential talent on a periodic basis and provides necessary learning interventions to help them take on larger responsibilities and roles.

iii. **Shareholders**

The Company recognises the importance of two-way communication with shareholders and of giving a balanced report of results and progress and responds to questions and issues raised in a timely and consistent manner. To ensure this, the Company's corporate website; www.rocm.co.in has information for institutional and retail shareholders alike. Shareholders seeking information may contact the Company directly throughout the year. They also have an opportunity to ask questions in person at the Annual General Meeting. Shareholders can contact RCOM via dedicated shareholders contact points as provided in this report or through any of Investor Service Centers of the Company's Registrars and Transfer Agents spread in more than 80 cities across India, details of which are available on the Company's website.

iv. **Lenders**

The Company has been prompt in honoring all debt obligations to its lenders.

v. **Society**

The Company, in keeping with its Corporate Social Responsibility policy, focuses on healthcare, education, and other social initiatives.

L. **Role of the Company Secretary in Governance Process**

The Company Secretary plays a key role in ensuring that the Board procedures are followed and regularly reviewed. The Company Secretary ensures that all relevant information, details and documents are made available to the directors and senior management for effective decision making at the meetings. The Company Secretary is primarily responsible to ensure compliance with applicable statutory requirements and is the interface between the management and regulatory authorities for governance matters. All the Directors of the Company have access to the advice and services of the Company Secretary.

M. **Independent Statutory Auditors**

The Company's accounts are audited by a panel of 2 leading independent audit firms as follows:

- M/s. B S R & Co., Chartered Accountants.
- M/s. Charturvedi & Shah, Chartered Accountants.

Compliance with the code and rules of Luxembourg Stock Exchange and Singapore Stock Exchange

The Global Depository Receipts (GDR) issued by the Company are listed on the Luxembourg Stock Exchange (LSE). The Company had also issued Zero Coupon Foreign Currency Convertible Bonds, which are listed at Singapore Stock Exchange (SGX). The Company has reviewed the code on corporate governance of LSE and SGX, though the same are not applicable to the Company. However, the Company's corporate governance practices conform to these codes and rules.

Compliance with Clause 49 of the listing agreement

The Company is fully compliant with the mandatory requirements of Clause 49 of the listing agreement formulated by the Securities and Exchange Board of India.

We present our report on compliance of governance conditions specified in Clause 49 of the listing agreement:

I. **Board of Directors**

1. **Board composition – Board strength and representation**

As on 31st March, 2010, the Board consisted of five members. The composition of and the category of directors on the Board of the Company were as under:

Category	Particulars of directors
Promoter, non-executive and non-independent Director	Shri Anil Dhirubhai Ambani, Chairman
Independent Directors	Prof. J. Ramachandran
	Shri S. P. Talwar
	Shri Deepak Shourie
	Shri A. K. Purwar

Notes:

a. None of the director is related to any other director.

b. None of the director has any business relationship with the Company.

c. None of the director has received any loans and advances from the Company during the year.

All the independent Directors of the Company furnish a declaration at the time of their appointment as also annually that they qualify the conditions of their being independent. All such declarations are placed before the Board.

The Company has appointed Shri Hasit Shukla, President and Company Secretary as the Manager of the Company in terms of provisions of the Companies Act, 1956 for a period of five years with effect from 8th February, 2006.

2. **Conduct of Board proceedings**

The day to day business is conducted by the executives and the business heads of the Company under the direction of the Board led by the Chairman. The Board holds minimum four meetings every year to review and discuss the performance of the Company, its future plans, strategies and other pertinent issues relating to the Company.

The Board performs the following specific functions in addition to overseeing the business and the management:

- review, monitor and approve major financial and business strategies and corporate actions;
- assess critical risks facing by the Company – review options for their mitigation;

- provide counsel on the selection, evaluation, development and compensation of senior management;
- ensure that processes are in place for maintaining the integrity of:
  a) the Company
  b) the financial statements
  c) compliance with law
  d) relationship with all the stakeholders
- delegation of appropriate authority to the senior executives of the Company for effective management of operations.

3. **Board meetings**

The Board held 8 meetings during 2009-10 on 30th April, 2009, 31st July, 2009, 8th August, 2009, 29th August, 2009, 22nd September, 2009, 31st October, 2009, 30th January, 2010 and 6th March, 2010. The maximum time gap between any two meetings was 91 days and the minimum gap was 7 days.

The Board periodically reviews compliance reports of all laws applicable to the Company.

4. **Standards issued by ICSI**

The Institute of Company Secretaries of India (ICSI) has issued various 'Secretarial Standards' on key corporate functions like Board meetings, General meetings, Payment of Dividend, Maintenance of Registers and Records, Minutes of Meetings, Transmission of Shares and Debentures, Passing of Resolutions by Circulation, Affixing of common Seal, Forfeiture of Shares and Board's Report.

Although these standards are not mandatory, the Company adheres to them voluntarily

5. **Attendance of directors**

The overall attendance of directors was 92.5 per cent.

It is proposed to introduce tele-conferencing and video-conferencing facilities immediately upon amendment to the relevant statutes.

Attendance of directors at the Board meetings held during 2009-2010 and the last Annual General Meeting held on 22nd September, 2009:

Name of the Director	Meetings held during the tenure	Meetings attended	Attendance at the last AGM
Shri Anil Dhirubhai Ambani	8	8	Present
Prof. J. Ramachandran	8	6	Present
Shri S. P. Talwar	8	8	Present
Shri Deepak Shourie	8	8	Present
Shri A. K. Purwar	8	7	Present

6. **Other directorships**

None of the director holds directorships in more than 15 public limited companies.

The details of directorships (calculated as per provisions of Section 275 and 278 of the Companies Act, 1956), Chairmanships and the Committee memberships held by the directors as on 31st March, 2010.

Name of the Director	Number of directorship (including RCOM)	Committee(s)[a] membership[b] (including RCOM)	
		Membership	Chairmanship
Shri Anil Dhirubhai Ambani	7	3	1
Prof. J. Ramachandran	8	7	3
Shri S. P. Talwar	12	10	5
Shri Deepak Shourie	1	2	-
Shri A. K. Purwar	10	6	4

a. The information provided above pertains to the following committees in accordance with the provisions of Clause 49 of the listing agreement:

  i. Audit committee
  ii. Shareholders'/investors' grievances committee

b. Membership of committees includes chairmanship, if any.

7. **Membership of Board committees**

No director holds membership of more than 10 committees of Board nor any director is a chairman of more than 5 committees of Board.

8. **Details of directors**

The abbreviated resumes of all Directors are furnished hereunder:

Shri Anil Dhirubhai Ambani

Regarded as one of the foremost corporate leaders of contemporary India, Shri Anil Dhirubhai Ambani, 51 is the Chairman of Reliance Communications Limited, Reliance Capital Limited, Reliance Infrastructure Limited, Reliance Natural Resources Limited and Reliance Power Limited. He is also on the board of Reliance Infratel Limited and Reliance Anil Dhirubhai Ambani Group Limited. He is the President of the Dhirubhai Ambani Institute of Information and Communication Technology, Gandhinagar, Gujarat.

He is a member of Shareholders'/Investors' Grievances Committee of the Company.

An MBA from the Wharton School of the University of Pennsylvania, Shri Ambani is credited with pioneering several path-breaking financial innovations in the Indian capital markets. He spearheaded the country's first forays into overseas capital markets with international public offerings of global depository receipts, convertibles and bonds. Under his Chairmanship, the constituent companies of the Reliance Anil Dhirubhai Ambani Group have raised nearly US$ 7 billion from global financial markets in a period of less than 3 years.

Shri Ambani has been associated with a number of prestigious academic institutions in India and abroad.

He is currently a member of:

- Wharton Board of Overseers, The Wharton School, USA
- Board of Governors, Indian Institute of Management (IIM), Ahmedabad
- Executive Board, Indian School of Business (ISB), Hyderabad.

In June 2004, Shri Ambani was elected as an Independent member of the Rajya Sabha - Upper House, Parliament of India, a position he chose to resign voluntarily on 29th March, 2006.

Select Awards and Achievements

- Awarded by Light Readings as the Person of the Year - 2008 for outstanding achievements in the communication industry.
- Voted 'the Businessman of the Year' in a poll conducted by The Times of India - TNS, December, 2006.
- Voted the 'Best role model' among business leaders in the biannual Mood of the Nation poll conducted by India Today magazine, August 2006.
- Conferred 'the CEO of the Year 2004' in the Platts Global Energy Awards.
- Conferred 'The Entrepreneur of the Decade Award' by the Bombay Management Association, October 2002.
- Awarded the First Wharton Indian Alumni Award by the Wharton India Economic Forum (WIEF) in recognition of his contribution to the establishment of Reliance as a global leader in many of its business areas, December, 2001.

Prof. J. Ramachandran

Prof. J. Ramachandran, Director, 53 is the Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered Accountant and Cost Accountant and has obtained his doctorate from the Indian Institute of Management, Ahmedabad.

He is also a director of Reliance Communications Infrastructure Limited, Sasken Communication Technologies Limited, Redington (India) Limited, Bhoruka Power Corporation Limited, Indofil Organic Industries Limited, Tejas Networks Limited and Infotech Enterprises Limited.

He is a member of Audit Committee and Shareholders'/ Investors' Grievances Committee of the Company.

Shri S. P. Talwar

Shri S. P. Talwar, Director, 71 was a former Deputy Governor of Reserve Bank of India. He was also former Chairman-cum-Managing Director of Bank of Baroda, Union Bank of India and Oriental Bank of Commerce. He is graduate in Arts and Law. He is also qualified as CAIIB. He has vast experience in financial services sector in the country.

He is also director of Crompton Greaves Limited, Reliance Communications Infrastructure Limited, Reliance General Insurance Company Limited, Reliance Infratel Limited, Videocon Industries Limited, Reliance Life Insurance Company Limited, AB Hotels Limited, Housing Development and Infrastructure Limited, Kalpataru Power Transmission Limited, Uttam Galva Steels Limited and GTL Infrastructure Limited.

He is a chairman of Audit Committee and member of Shareholders'/ Investors' Grievances Committee of the Company.

Shri Deepak Shourie

Shri Deepak Shourie, Director, 61 is Bachelor of Arts in Economics with Honours and has more than 39 years' exposure with an emphasis on media, consumer goods, and corporate affairs.

He was the Executive Vice President and Managing Director of Discovery Communications of India.

He is a member of Audit Committee and Shareholders'/ Investors' Grievances Committee of the Company.

Shri A. K. Purwar

Shri A. K. Purwar, Director, 64 was the former Chairman and Managing Director of State Bank of India (SBI). He was also former Managing Director of State Bank of Patiala. He is graduated in Commerce and Diploma in Business Administration. Under his leadership, the State Bank of India had taken giant strides in technological innovations, all the 13800+ branches of the SBI were fully computerised by 2004.

He is also Director of Vardhman Textiles Limited, Jindal Steel and Power Limited, Jindal Power Limited, India Infoline Investment Services Limited, Deccan Infrastructure and Land Holdings Limited, Apollo Tyres Limited, Engineers India Limited, IL&FS Renewable Energy Limited and India Infoline Limited. Shri Purwar has been associated with a number of prestigious academic institutions, committees set up by various State and Central Governments and international institutions.

He is a member of Audit Committee and chairman of the Shareholders'/ Investors' Grievances Committee of the Company.

9. **Insurance coverage**

The Company has obtained Directors and Officers liability insurance coverage in respect of any legal action that might be initiated against directors.

II. **Audit Committee**

In terms of Clause 49 of the listing agreement as well as Section 292A of the Companies Act, 1956, the Board has constituted Audit Committee of the Board of Directors at its meeting held on 8th February, 2006. At present, the Committee consists of all the four independent non-executive directors of the Company, viz; Shri S. P. Talwar, Chairman, Prof. J. Ramachandran, Shri Deepak Shourie and Shri A. K. Purwar as members. Shri S. P. Talwar has wide experience on accounting, financial, business policies and taxation issues. All other members of the Committee are financially literate.

The Audit Committee, inter alia advises the management on the areas where systems, processes, measures for controlling and monitoring revenue assurance, internal audit can be improved. The minutes of the meetings of the Audit Committee are placed before the Board. The terms of reference of the Audit Committee are in accordance with all the items listed in Clause 49(II)(D) and (E) of the listing agreement as follows:

i. Overseeing of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial information is correct, sufficient and credible;

ii. Recommending the appointment, reappointment and replacement/removal of statutory auditor and fixation of audit fee;

iii. Approving payment for any other services by statutory auditors;

iv. Reviewing with management the annual financial statements before submission to the Board, focusing primarily on;

   a. Matters required to be included in the Director's Responsibility Statement included in the report of the Board of Directors

   b. Any changes in accounting policies and practices and reasons thereof

   c. Major accounting entries based on exercise of judgment by management

   d. Qualifications in draft audit report

   e. Significant adjustments arising out of audit

   f. Compliance with listing and other legal requirements concerning financial statements

   g. Disclosure of related party transactions

v. Reviewing with the management the quarterly financial statements before submission to the Board for approval;

vi. Reviewing with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or right issue, and making appropriate recommendations to the Board to take up steps in this matter;

vii. Reviewing with the management, the performance of the external and internal auditors, the adequacy of internal control systems;

viii. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit;

ix. Discussion with internal auditors on any significant findings and follow up thereon;

x. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;

xi. Discussion with statutory auditors before the audit commences about nature and scope of audit as well as post-audit discussion to ascertain any area of concern;

xii. To look into the reasons for substantial defaults in the payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors;

xiii. To review the functioning of the Whistle Blower mechanism;

xiv. To approve appointment of Chief Financial Officer after assessing qualification, experience, and background etc.

xv. Carrying out all other functions as is mentioned in the terms of reference of the Audit committee;

xvi. Review the following information:

   a. Management Discussion and Analysis of Financial Condition and Results of Operations

   b. Internal audit reports relating to internal control weaknesses

   c. Management letters / letters of internal control weaknesses issued by statutory auditors

   d. Statement of significant related party transactions and

   e. The appointment, removal and terms of remuneration of the Chief internal auditor.

The Audit Committee has the following powers:

i. to investigate any activity within its terms of reference;

ii. to seek any information from any employee;

iii. to obtain outside legal and professional advice;

iv. to secure attendance of outsiders with relevant expertise, if it considers necessary.

Attendance at the meetings of the Audit Committee held during 2009-2010.

The Audit Committee held its meetings on 30th April, 2009, 31st July, 2009, 8th August, 2009, 31st October, 2009 and 30th January, 2010. The maximum gap between any two meetings was 91 days and the minimum gap was 7 days.

Members	Number of Meetings held during the tenure	Number of Meetings attended
Shri S. P. Talwar	5	5
Prof. J. Ramachandran	5	3
Shri Deepak Shourie	5	5
Shri A. K. Purwar	5	5

The Chairman of the Audit Committee was present at the last Annual General Meeting of the Company.

The meetings considered all the points in terms of its reference at periodic intervals.

Shri Hasit Shukla, President, Company Secretary and Manager acts as the Secretary to the Audit Committee.

During the year, the committee discussed with the Company's auditors the overall scope and plans for the independent audit. The Management represented to the committee that the Company's financial statements were prepared in accordance with prevailing laws and regulations. The Committee discussed the Company's audited financial statements, the rationality of significant judgments and the clarity of disclosures in the financial statements. Based on the review and discussions conducted with the Management and the auditors, the audit committee believes that the Company's financial statements are fairly presented in conformity with prevailing laws and regulations in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with the prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company. The committee also reviewed the financial policies of the Company and expressed its satisfaction with the same. The committee, after review expressed, its satisfaction on the independence of both the internal and the statutory auditors.

Based on the committee's discussion with the Management and the auditors and the committee's review of the representations of the Management, the committee has recommended the following to the Board of Directors:

1. The audited annual financial statements of the Company for the year ended March 31, 2010, be accepted by the Board as a true and fair statement of the financial status of the Company.
2. The audited abridged financial statements of the Company for the year ended March 31, 2010, be accepted by the Board as a true and fair statement of the financial status of the Company.
3. The audited consolidated financial statements of the Company and its subsidiaries for the year ended March 31, 2010, be accepted by the Board as a true and fair statement of the financial status.

III. **Nomination / Remuneration Committee**

The Nomination/Remuneration Committee of the Board is constituted to formulate from time to time (a) process for selection and appointment of new directors and succession plans and (b) recommend to the Board from time to time, a compensation structure for directors and the manager. Presently, the Company has no executive director.

The Nomination/Remuneration Committee comprises of five directors i.e. Prof. J. Ramachandran, Chairman, Shri Anil Dhirubhai Ambani, Shri S. P. Talwar, Shri Deepak Shourie and Shri A. K. Purwar as members. During the year, the Nomination/Remuneration Committee met on 30th April, 2009 and 8th August, 2009.

Attendance at the meetings of the Nomination / Remuneration Committee held during 2009-2010.

Members	Number of Meetings held during the year	Number of Meetings attended
Prof. J. Ramachandran	2	1
Shri Anil Dhirubhai Ambani	2	2
Shri S. P. Talwar	2	2
Shri Deepak Shourie	2	2
Shri A. K. Purwar	2	2

Shri Hasit Shukla, President, Company Secretary and Manager acts as the Secretary to the Nomination/Remuneration Committee.

Equity shares held by directors

Number of equity shares held by the non-executive directors in the Company as on 31st March, 2010 are as follows:

Name of Director	No. of equity shares held
Shri Anil Dhirubhai Ambani	18,59,171
Prof. J. Ramachandran	698
Shri S. P. Talwar	Nil
Shri Deepak Shourie	Nil
Shri A. K. Purwar	Nil

Managerial remuneration policy

The Nomination/Remuneration Committee determines and recommends to the Board, the compensation of the Directors and the Manager. The key components of the Company's Remuneration Policy are:

- Compensation will be a major driver of performance.
- Compensation will be competitive and benchmarked with a select group of companies from the service sector.
- Compensation will be transparent, fair and simple to administer.
- Compensation will be fully legal and tax compliant.

The Members had, through Postal Ballot on 31st March, 2006, approved payment of commission to non executive directors, who are not in the whole time employment, upto the limits laid down under the provisions of Section 309(4) of the Companies Act, 1956, computed in the manner specified in the Act. The Company had obtained approval from the Central Government for payment of commission to non executive directors upto a limit of 3% of the profits of the Company each year for a period of 5 years from the financial year commencing 1st April, 2006.

The Board of Directors based on recommendation of Nomination/ Remuneration Committee at their meeting held on 8th August 2009 had approved payment of commission of Rs.60 lacs to the Non Executive Independent Directors of the Company for the year ended 31st March, 2009 based on various parameters, which was paid during the year 2009-10. Shri Anil Dhirubhai Ambani had not taken commission for the year 2008-09.

Criteria for making payments to non-executive directors

The remuneration to non executive directors is benchmarked with the relevant market and performance oriented, balanced between financial and sectoral market, comparative scales, aligned to Corporate goals, role assumed and number of meetings attended.

Details of Sitting fees and Commission paid during the year ended 31st March, 2010:

Name of Director	Commission* (Rs. Lakh)	Sitting Fee (Rs. Lakh)
Shri Anil Dhirubhai Ambani	-	2.80
Prof. J. Ramachandran	15.00	2.60
Shri S. P. Talwar	15.00	3.80
Shri Deepak Shourie	15.00	3.80
Shri A. K. Purwar	15.00	3.60

* Commission paid for the year commencing 1st April, 2008 to 31st March, 2009.

Notes:

a. There were no other pecuniary relationships or transactions of non-executive directors vis-à-vis the Company.

b. Pursuant to the limits approved by the Board, all directors being non executive, are paid sitting fees of Rs. 20,000 for attending each meeting of the Board and its committees.

c. Pursuant to the approval of the Nomination/Remuneration Committee and the Board of Directors, a provision for the payment of remuneration by way of commission of Rs. 60 lacs to the non executive directors for the year ended 31st March, 2010 has been made. The final payment shall be within the overall limits of the profits as approved by the Members and the Central Government in accordance with the provisions of the Companies Act, 1956. The Nomination/ Remuneration Committee and the Board of Directors have also approved, subject to the approval by the shareholders, the reappointment of Shri Hasit Shukla as Manager of the Company for a period of 5 years commencing from February 8, 2011, on the terms and conditions including remuneration as described in the notice convening the ensuing AGM.

IV **Shareholders'/ Investors' Grievances Committee**

The Shareholders'/Investors' Grievances Committee consist of five directors of the Company, viz; Shri A. K. Purwar, Chairman, Shri Anil Dhirubhai Ambani, Shri S. P. Talwar, Prof. J. Ramachandran and Shri Deepak Shourie as members. The Company has appointed M/s. Karvy Computershare Pvt. Ltd. to act as Registrar and Transfer Agent of the Company.

The Committee, inter alia, approves issue of duplicate certificates and oversees and reviews all matters connected with transfer of securities of the Company. The Committee also monitors redressal of investor's grievances. Particulars of investors' grievances received and redressed are furnished in the Investor Information Section of this Report. The Committee oversees performance of the Registrar and Transfer Agents of the Company and recommends measures for overall improvement in the quality of investor services. The Committee also monitors implementation and compliance of the Company's Code of Conduct for Prohibition of Insider Trading in pursuance of SEBI (Prohibition of Insider Trading) Regulations, 1992.

During the year, the Shareholders'/ Investors' Grievances Committee held its meetings on 30th April, 2009, 31st July, 2009, 31st October, 2009 and 30th January, 2010. The maximum gap between any two meetings was 91 days and the minimum gap was 90 days.

Attendance at the meetings of the Shareholders'/ Investors' Grievances Committee held during 2009-2010.

Members	Number of Meetings held during the Year	Number of Meetings attended
Shri A. K. Purwar	4	4
Shri Anil Dhirubhai Ambani	4	4
Prof. J. Ramachandran	4	3
Shri S. P. Talwar	4	4
Shri Deepak Shourie	4	4

Shri Hasit Shukla, President, Company Secretary and Manager acts as the Secretary to the Shareholders'/ Investors' Grievances Committee.

V. **Compliance Officer**

Shri Hasit Shukla, President, Company Secretary and Manager is the Compliance Officer for complying with the requirements of SEBI Regulations and the Listing Agreements with the Stock Exchanges.

The total number of complaints received and replied to the satisfaction of shareholders during the year under review were 249. There were no complaints pending as on 31st March, 2010. The details of period taken for transfer of shares and nature of complaints are furnished in the investor information section of this annual report.

52 requests for transfer of 2,286 shares and 172 requests for dematerialisation of 11,657 shares were pending for approval as on March 31, 2010 which were approved, processed and dispatched on or before 5th April, 2010.

VI. **Employees Stock Option Scheme (ESOS) Compensation Committee**

The ESOS Compensation Committee comprises of four independent directors i.e. Shri S. P. Talwar as the Chairman, Prof. J. Ramachandran, Shri Deepak Shourie and Shri A. K. Purwar as members. Shri Hasit Shukla, President, Company Secretary and Manager acts as the Secretary to the ESOS Compensation Committee.

No meeting of the ESOS Compensation Committee was held during the year.

VII. **Employee Stock Option Scheme**

In order to share the growth in value and reward the employees for having participated in the success of the Company, our Employee Stock Option Scheme (the Scheme) has been implemented by the Company to the eligible employees based on specified criteria, under Employee Stock Option Plans 2008 and 2009.

The Plans are prepared in due compliance of Scheme, Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and other applicable laws. The Options were vested at the end of one year from the date of Grant and shall be eligible for exercise up to a period of nine years from the date of Vesting under the Plans.

VIII. **General Body Meetings**

The Company held its last three Annual General Meetings as under:

Year	Location	Date	Time	Whether Special Resolution passed or not
2006-2007 (15 months)	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020	17th July, 2007	11.00 a.m.	No
2007-2008	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.	30th September, 2008	11.00 a.m.	No
2008-2009	Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.	22nd September, 2009	11.00 a.m.	No

IX. **Postal Ballot**

During the year, the Company had conducted postal ballot on 28th May, 2009 under the Companies (Passing of Resolution by Postal Ballot) Rules, 2001. Shri Anil Lohia, Chartered Accountant was appointed as the Scrutinizer for overseeing Postal Ballot process.

The following resolution was passed with requisite majority:

Date of declaration of the result of postal ballot	Particulars of special resolution	Percentage of votes cast in favour of resolution
2nd July, 2009	Enabling resolution authorising the Board of Directors of the Company to also issue equity related Security to Qualified Institutional Investors	97.19

The Company had complied with the procedures for Postal Ballot in terms of the provision of Section 192A of the Companies Act, 1956 as well as Companies (Passing of Resolution by Postal Ballot) Rules, 2001, as amended thereto from time to time. None of the Businesses proposed to be transacted in the ensuing Annual General Meeting require passing a special resolution through postal ballot.

X. **Means of communication**

a **Quarterly Results :** Quarterly Results are published in one English daily newspaper circulating in the whole or substantially the whole of India and in one daily Marathi vernacular newspaper and are also posted on the Company's website www.rcom.co.in.

b **Media Releases and Presentations:** Official media releases are sent to the Stock Exchanges before their release to the media for wider dissemination. Presentations made to media, analysts, institutional investors, etc. are posted on the Company's website.

c **Website :** The Company's website contains a separate dedicated section 'Investor Relations'. It contains comprehensive database of information of interest to our investors including the financial results and Annual Report of the Company in a downloadable form, information on dividend declared by the Company, any price sensitive information disclosed to the regulatory authorities from time to time, business activities and the services rendered/ facilities extended by the Company to our investors, in a user-friendly manner.

d **Annual Report :** Annual Report containing, inter alia, Audited Annual Accounts, Consolidated Financial Statements, Directors' Report, Auditors' Report and other important information is circulated to members and others entitled thereto. The Management Discussion and Analysis (MD&A) Report forms part of the Annual Report and is displayed on the Company's website.

e **Chairman's Communique :** Printed copy of the Chairman's Speech is distributed to the shareholders at the Annual General Meeting. The same is also posted on the website of the Company.

f **Corporate Filing and Dissemination System (CFDS):** The CFDS portal jointly owned, managed and maintained by BSE and NSE is a single source to view information filed by listed companies. All disclosures and communications to BSE & NSE are filed electronically through the CFDS portal and hard copies of the said disclosures and correspondence are also filed with the stock exchanges.

g **Unique Investor helpdesk :** Exclusively for investor servicing, the Company has set up a unique investor Help Desk with multiple access modes as under:

Toll free No. (India)	: 1800 4250 999
Telephone Nos.	: +91 40 4433 8100 +91 40 4030 8000
Fax No.	: +91 40 2342 0859
Email	: rcom@karvy.com
Post your request	: http://kcpl.karvy.com/adag

h **Designated Exclusive email-id :** The Company has also designated the email-id rcom.investors@relianceada.com exclusively for investor servicing.

i **Shareholders' Feedback Survey :** The Company is regularly seeks feedback from the shareholders' on their views on various matters relating to investor services and the Annual Report of the Company. The feedback received from the shareholders is placed before the Shareholders' / Investors' Grievance Committee. The feedback survey form has also been posted in the website of the Company, to facilitate their feedback.

XI. **Compliance with other mandatory requirements**

1. **Management Discussion and Analysis**

A Management Discussion and Analysis Report forms part of this Annual Report and includes discussions on various matters specified under Clause 49(IV)(F) of the listing agreement.

2. **Subsidiaries**

Reliance Infratel Limited (RITL) is a material non-listed Indian subsidiary Company in terms of Clause 49 (III) of the listing agreement. Accordingly, Shri S. P. Talwar, Director has been appointed on the Board of RITL. The minutes of the meetings of the Board of Directors of subsidiary companies are placed before the meeting of Board of Directors of the Company and the attention of the directors is drawn to all significant transactions and arrangements entered into by subsidiary companies.

3. **Disclosures**

a. There has been no instance of non-compliance by the Company on any matter related to capital markets during the last three years and hence no penalties or strictures have been imposed on the Company by the Stock Exchanges or SEBI or any other statutory Authority..

b. **Related party transactions**

During the year 2009-10, no transactions of material nature had been entered into by the Company with the Promoters or Directors or Management, their subsidiaries or their relatives that may have a potential conflict with interest of the Company. The related party transactions with subsidiary companies and others are disclosed in Notes to Accounts.

c. **Accounting treatment**

In the preparation of financial statements, the Company has followed the Accounting Standards as prescribed under Companies (Accounting Standards) Rules, 2006, as applicable. The Accounting Policies followed by the Company to the extent relevant, are set out elsewhere in this Annual Report.

d. **Risk management**

The Company has laid down a robust Risk Management Policy, defining Risk profiles involving Strategic, Technological, Operational, Financial, Organisational, Legal and Regulatory risks within a well defined framework. The Risk Management Policy acts as an enabler of growth for the Company by helping its businesses to identify the inherent risks, assess, evaluate and monitor these risks continuously and undertake effective steps to manage these risks.

A Risk Management Committee (RMC) consisting of senior executives of the company periodically reviews the robustness of the Risk Management Policy. The periodical update on the risk management practices and mitigation plan of the Company and subsidiaries are presented to the Audit Committee and Board of Directors. The Audit Committee and Board periodically review such updates and findings and suggest areas where internal controls and risk management practices can be improved.

e. **Code of conduct**

The Company has adopted the code of conduct and ethics for directors and senior management. The code has been circulated to all the members of the Board and senior management and the same has been put on the Company's website www.rcom.co.in. The Board members and senior management have affirmed their compliance with the code and a declaration signed by the Manager of the Company appointed in terms of the Companies Act, 1956 (i.e. the CEO within the meaning of Clause 49-V of the listing agreement) is given below:

"It is hereby declared that the Company has obtained from all members of the Board and senior management personnel affirmation that they have complied with the code of conduct for directors and senior management of the Company for the year 2009-10".

Hasit Shukla
Manager

f. **CEO and CFO certification**

Shri Hasit Shukla, President, Company Secretary and Manager, being the CEO and Shri Udayan Maroo, the CFO of the Company give certification on financial reporting and internal controls to the Board as required under Clause 49(V) of the Listing Agreement.

g. **Review of Directors' responsibility statement**

The Board in its report have confirmed that the annual accounts for the year ended 31st March, 2010 have been prepared as per applicable accounting standards and policies and that sufficient care has been taken for maintaining adequate accounting records.

XII. **Policy on insider trading**

The Company has formulated a Code of Conduct for Prevention of Insider Trading (Code) in accordance with the guidelines specified under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992. The Board has appointed Shri Hasit Shukla, President, Company Secretary and Manager as the Compliance Officer under the Code responsible for complying with the procedures, monitoring adherence to the rules for the preservation of price sensitive information, pre-clearance of trade, monitoring of trades and implementation of the Code of Conduct under the overall supervision of the Board. The Company's Code, inter alia, prohibits purchase and/or sale of shares of the Company by an insider, while in possession of unpublished Price Sensitive Information in relation to the Company during certain prohibited periods. The Company's updated Code is available on the Company's website.

XIII. **Compliance with non-mandatory requirements**

1. **Tenure of independent directors on the Board**

The tenure of independent directors on the Board of the Company shall not exceed nine years in aggregate.

2. **Nomination / Remuneration Committee**
The Board has set up a Nomination / Remuneration Committee, details whereof are furnished at Sr. No. III of this report.
3. **Shareholders rights**
The quarterly financial results including summary of significant events of relevant period are published in newspapers and hosted on the website of the Company.
4. **Audit qualifications**
Strategic decisions were taken during the year resulting in unqualified financial statements of the Company.
5. **Training of Board members**
A programme has been devised to train Board members in the business model of the Company, risk profile of the business parameters and their responsibilities as directors.
6. **Whistle blower policy**
The Company has formulated a policy to prohibit managerial personnel from taking adverse action against employees, who are disclosing in good faith alleged wrongful conduct on matters of public concern involving violation of any law, mismanagement, gross waste or misappropriation of public funds, substantial and specific danger to public health and safety or an abuse of authority. The policy also lays down the mechanism for making enquiry into whistle blower complaint received by the Company.
Employees aware of any alleged wrongful conduct are encouraged to make a disclosure to the Audit Committee. Employees knowingly making false allegations of alleged wrongful conduct to the audit committee shall be subject to disciplinary action. No personnel of the Company have been denied access to the grievance redressal mechanism of the Company.

XIV. **Corporate Governance Voluntary Guidelines 2009**

During the year the Ministry of Corporate Affairs, Government of India, has released the "Corporate Governance Voluntary Guidelines 2009". These guidelines are intended to serve as a benchmark for corporates to help them to adopt highest standard of corporate governance. These guidelines do not substitute any extant law or regulation but are essential for voluntary adoption by the corporates. The Company is already in compliance with most of the requirements and has initiated action for appropriate compliance.

XV. **General shareholder information**

The mandatory and various additional information of interest to investors are voluntarily furnished in a separate section on investor information in this annual report.

Auditor's certificate on corporate governance

The Auditors' certificate on compliance of Clause 49 of the listing agreement relating to corporate governance is published elsewhere in this report.

Review of governance practices

We have in this report attempted to present the governance practices and principles being followed at Reliance Communications, as evolved over a period, and as best suited to the needs of our business and stakeholders.

Our disclosures and governance practices are continually revisited, reviewed and revised to respond to the dynamic needs of our business and ensure that our standards are at par with the globally recognised practices of governance, so as to meet the expectations of all our stakeholders.

Investor Information

Annual General Meeting

The Sixth Annual General Meeting (AGM) of the Company will be held on Tuesday, the 28th day of September, 2010 at 2.00 p.m. or soon after conclusion of the annual general meeting of Reliance Capital Limited convened on the same day, whichever is later, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020.

Financial year of the Company

The financial year of the Company is from 1st April to 31st March each year.

Registrar and Transfer Agent (RTA)

M/s Karvy Computershare Private Limited
Unit: Reliance Communications Limited
Madhura Estate, Municipal No. 1-9/13/C,
Plot No. 13 &13C, Madhapur Village,
Hyderabad 500 081
Andhra Pradesh, India

Shareholders/Investors are requested to forward share transfer documents, dematerialisation requests (through their respective Depository Participant) and other related correspondence directly to M/s. Karvy Computershare Private Limited at the above address for speedy response.

Dividend announcement

The Board of Directors of the Company has recommended a dividend of Re. 0.85 per Equity Share of Rs.5 each i.e. 17% for the financial year ended 31st March, 2010 subject to the approval by shareholders at the ensuing Annual General Meeting. The dividend, if approved will be paid after the meeting.

Book closure dates for the purpose of dividend and AGM

To determine the entitlement of shareholders to receive the dividend, if any, for the financial year ended 31st March 2010, the Register of Members and Share Transfer Books of the Company will remain closed from Wednesday, 15th September, 2010 to Tuesday, 28th September, 2010 (both days inclusive) for the purpose of dividend as well as for the purpose of AGM.

Dividend remittance

Dividend on Equity Shares as recommended by the Directors for the financial year ended 31st March, 2010, when declared at the meeting, will be paid to:

(i) all those equity shareholders whose names appear in the Register of Members as on 14th September, 2010 and

(ii) those whose names as beneficial owners as at the end of business hours on 14th September, 2010, are furnished by the National Securities Depository Limited and Central Depository Services (India) Limited for the purpose.

Modes of payment of Dividend

The Dividend is paid under two modes viz:

(a) National Electronic Clearing Services (NECS)

(b) Physical dispatch of Dividend Warrant

Payment of dividend through National Electronic Clearing Service (NECS) facility

NECS facility is a centralised version of ECS facility. The NECS system takes advantage of the centralised accounting system in banks. Accordingly, the account of a bank that is submitting or receiving payment instructions is debited or credited centrally at Mumbai. The branches participating in NECS can, however, be located anywhere across the length and breadth of the country. NECS has no restriction of centres or of any geographical area inside the country. Presently around 32,000 branches of 114 banks participate in NECS.

Benefits of NECS (payment through electronic facilities)

Shareholders are advised to avail the payment of dividend through NECS, which has the following advantages:

a. Shareholders need not make frequent visits to their bank for depositing the physical paper instruments.

b. Prompt credit to the bank account of the investor through electronic clearing.

c. Fraudulent encashment of warrants is avoided.

d. Exposure to delays / loss in postal service avoided.

e. As there can be no loss in transit of warrants, issue of duplicate warrants is avoided.

How to avail of NECS Facility?

Register NECS Mandate and furnish correct bank account particulars with Company/ Depository Participant

Investors should provide a National Electronic Clearing Service (NECS) mandate to the Company in case of shares held in physical form and ensure that the correct and updated particulars of their bank account are available with the Depository Participant (DP) in case of shares held in demat form. This would facilitate in receiving direct credits of dividends, refunds etc., from companies and avoiding postal delays and loss in transit. The NECS Mandate Form may be downloaded from the Company's website www.rcom.co.in under the section "Investor Relations".

Investors must note that NECS essentially operates on the new and unique bank account number, allotted by banks post implementation of Core Banking Solutions (CBS) for centralised processing of inward instructions and efficiency in handling bulk transactions. In this regard shareholders are requested to furnish the new Bank Account Number allotted by the banks post implementation of CBS, along with a copy of cheque pertaining to the concerned account, to the Registrar and Transfer Agent of the Company in case the shares are held in physical form and to the concerned depository participant in case shares are held in demat form. In case shareholders do not provide their new account number allotted after implementation of CBS, the ECS to their old account may either be rejected or returned.

Payment of dividend through Direct Credit

The Company will be appointing one bank as its Dividend banker for distribution of dividend. The said banker will carry out direct credit to those investors who are maintaining accounts with the said bank, provided the bank account details are registered with the DP for dematerialised shares and / or registered with the Registrar and Transfer Agent prior to the payment of dividend for shares held in physical form.

NECS Facility may be opted out by investors

Investors have a right to opt out from this mode of payment by giving an advance notice of four weeks, prior to payment of dividend, either to the Company's Registrar and Transfer Agent or to the concerned DP, as the case may be.

Company can not take on record the bank details in case of dematerialised shares

As per the Depository Regulations, the Company is obliged to pay dividend on dematerialised shares as per the bank account details furnished by the concerned Depository. Therefore, investors are requested to keep their bank particulars updated with the Depository Participants.

Course of Action in case of Non-receipt of Dividend, Revalidation of Dividend Warrant etc.

Shareholders may write to the Company's Registrar and Transfer Agent, furnishing the particulars of the dividend not received, and quoting the folio number/DPID and Client ID particulars (in case of dematerialised shares). On expiry of the validity period, if the dividend warrant is still shown as unpaid in records of the Company, duplicate warrant will be issued. The Registrar and Transfer Agent would request the concerned shareholder to execute an indemnity before issuing the duplicate warrant. However, duplicate warrants will not be issued against those shares wherein a 'stop transfer indicator' has been instituted either by virtue of a complaint or by law, unless the procedure for releasing the same has been completed.

Shareholders are requested to note that they have to wait till the expiry of the validity of the original warrant before a duplicate warrant is issued to them, since the dividend warrants are payable at par at several centres across the country and the banks do not accept 'stop payment' instructions on the said warrants.

Unclaimed dividend

The Dividend for the following years remaining unclaimed for 7 years from the date of declaration are required to be transferred by the Company to Investor Education and Protection Fund (IEPF) and various dates for the transfer of such amounts are as under

Financial Year	Dividend No.	Date of declaration	Due for transfer on
2006-07	1st	17th July 2007	16th August 2014
2007-08	2nd	30th September 2008	29th October 2015
2008-09	3rd	22nd September 2009	21st October, 2016

Members who have not so far encashed dividend warrant for the aforesaid years are requested to seek issue of duplicate warrant by writing to the Company's Registrar and Transfer Agent, M/s. Karvy Computershare Private Limited, immediately. Members are requested to note that no claims shall lie against the Company or the IEPF in respect of any amounts which were unclaimed and unpaid for a period of seven years from the date that it first became due for payment and no payment shall be made in respect of any such claim.

Nomination facility

Individual shareholders holding physical shares can nominate any person/s for the shares held by them. This will save the nominee from going through the lengthy process of getting the shares later on transmitted to his/her name. For further details, shareholders may write to the Registrar and Share Transfer Agent of the Company or visit the Investor Relations section at our website : www.rcom.co.in.

Share transfer system

Shareholders / Investors are requested to send share transfer related documents directly to our Registrar and Transfer Agent whose address is given elsewhere in this report. The Board has delegated powers to the executives of the Company and RTA to approve transfers/transmission / dematerialisation / rematerialisation. If the transfer documents are in order, the transfer of shares is registered within 7 days of receipt of transfer documents by our RTA.

Odd lot shares scheme for small shareholders

In view of the difficulty experienced by the shareholders of the Company in selling their odd lot shares in the stock market and to mitigate the hardships caused to them, Reliance Anil Dhirubhai Ambani Group has framed a scheme for the purchase and disposal of odd lot equity shares at the prevailing market price. The scheme has been launched and is available to the shareholders of Reliance Communications Limited, who hold upto 49 shares in physical form. The shareholders who wish to avail the above facility can contact the Registrar and Transfer Agent of the Company.

Group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969)

The following persons constitute the Group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 (54 of 1969), which exercises, or is established to be in a position to exercise control directly or indirectly, over the Company:

Shri Anil Dhirubhai Ambani, Smt. Tina A. Ambani, Smt. Kokila D Ambani, Shri Jai Anmol Ambani, Master Jai Anshul Ambani, K D Ambani Trust, Fidelity Shares and Securities Private Limited, Gaylord Investments and Trading Private Limited, Guruvas Textiles Private Limited, Hansdhwani Trading Company Private Limited, KDA Enterprises Private Limited, Shreeji Comtrade LLP, Guruvas Commercials LLP, Shrikrishna Tradecom LLP, Lord Comtrade LLP, Krupa Commericals LLP, Reliance Innoventures Private Limited, AAA Enterprises Private Limited, AAA Communication Private Limited, AAA Project Ventures Private Limited, AAA Power Systems (Global) Private Limited, AAA Pivotal Enterprises Private Limited, AAA Infrastructure Consulting & Engineers Private Limited, AAA Entertainment Private Limited, AAA Industries Private Limited, AAA Communication Partners, AAA Enterprises Partners, AAA Project Ventures Partners, AAA Project Ventures Holdings Partners, RCom Holdings Partners, RCap Holdings Partners, RPower Holdings Partners, RInfra Holdings Partners, Reliance Innoventures Partners, Reliance ADA Group Holdings Partners, AAA Global Ventures Private Limited, AAA Corporate Services Private Limited, AAA & Sons Enterprises Private Limited, AAA International Capital Private Limited, AAA Business Machines Private Limited, AAA Infrastructure Finance Management Private Limited, AAA Corporation Private Limited, AAA Facilities Solutions Private Limited, AAA Cap Advisory Services Private Limited, AAA Finance Management Private Limited, AAA Project Finance Management Private Limited, AAA Financial Services Private Limited, AAA Capital Finance Services Private Limited, AAA Resources Private Limited, AAA Home Entertainment Services Private Limited, AAA Micro Services Private Limited, AAA Integrated Services Private Limited, AAA Electrical Power Development Private Limited, Atlanta Advisory Services Private Limited, AAA Industrial Services Private Limited, Standard Management Services Private Limited, AAA Multi-Technologies Private Limited, AAA Software Technologies Private Limited, AAA Technical Services Private Limited, AAA Utility Ventures Private Limited, AAA Infoservices Private Limited, AAA Commercial Enterprises Private Limited, Ace Industrial Services Private Limited, Nationwide Communication Private Limited, Relcom Software Solutions Private Limited, Sealink Engineering Services Private Limited, AAA Capital Consultants Private Limited, Aricent Commercial Services Private Limited, AAA Engineering Services Private Limited, Acerock Infrastructure & Consulting Private Limited, Nationwide Networks Technologies Private Limited, Sealink Infra Technology Private Limited, Ambani Enterprises Private Limited, Dhirubhai Ambani Enterprises Private Limited, Quadro Mercantile Private Limited, AAA Multivision Services Private Limited, Whitehills Mercantile Private Limited, Whitehills Corporate Services Private Limited, Feathertop Corporate Services Private Limited, Alpsoft Techventures Private Limited, AAA Allied Services Private Limited, AAA Advisory Services Private Limited, AAA Infra Advising Services Private Limited, AAA Advertisement Private Limited, Jumbo Mercantile Private Limited, Atlantic Ventures Private Limited, Microtech Development Private Limited, AAA Illuminative Solutions Private Limited, AAA Infrastructure Solutions Private Limited, ADA Enterprises and Ventures Private Limited, Ambani Industries Private Limited, Ambani International Private Limited, Reliance Limited, Reliance India Private Limited, Reliance Enterprises and Ventures Private Limited, Reliance Big Private Limited, Shreenathji Krupa Project Management Private Limited, Shriji Krupa Endeavour Management Private Limited, Solaris Information Technologies Private Limited, Sevenstar Corporate Services Private Limited, Telecom Infrastructure Finance Private Limited, Trans-Pacific Advisory Services Private Limited, Trans-Americas Holdings Private Limited, Trans-Atlantic Holdings Private Limited, Dhwani Enterprises LLP, Reliance ADA Group Trustees Pvt. Ltd., AAA Infrastructure Investments Private Limited, AAA Enterprises and Ventures Private Limited, AAA Telecom Holdings Private Limited, AAA Commercial Enterprises Private Limited, Deltainfra Technology Private Limited, ADAE Global Private Limited, Ikosel Investments Limited, Reliance Anil Dhirubhai Ambani Group (UK) Private Limited, Reliance Anil Dhirubhai Ambani Investments (UK) Limited, Trans-Pacific Holdings Private Limited, Reliance Big Entertainment Private Limited, Big Flicks Private Limited, Big Animation (India) Private Limited, Jump Games Private Limited, ND's Art World Private Limited, Reliance Big Broadcasting Private Limited, Reliance Big News Private Limited, Reliance Entertainment Ventures Private Limited, Zapak Digital Entertainment Limited, Reliance MediaWorks Limited, Digital Media Imaging Limited, Adlabs Distributors and Exhibitors Limited, Big Synergy Media Limited, Reliance Media World Limited, Reliance Capital Limited, Reliance General Insurance Company Limited, Quant Capital Private Limited, Quant Broking Private Limited, Quant Securities Private

Limited, Quant Commodities Private Limited, Quant Commodity Broking Private Limited, Reliance Net Limited, Reliance Land Private Limited, Reliance Infrastructure Limited, Reliance Power Transmission Limited, Reliance Energy Generation Limited, Reliance Energy Limited, Reliance Energy Trading Limited, Reliance Infraprojects Limited, Reliance Cementation Private Limited, Reliance Infraventures Limited, Reliance Property Developers Limited, Reliance Futura Limited, Reliance Prima Limited, Sonata Investments Limited, Reliance Power Limited, Rosa Power Supply Company Limited, Sasan Power Limited, Maharashtra Energy Generation Limited, Vidarbha Industries Power Limited, Chitrangi Power Private Limited, Siyom Hydro Power Private Limited, Tato Hyrdro Power Private Limited, Urthing Sobla Hydro Power Private Limited, Kalai Power Private Limited, Coastal Andhra Power Limited, Maharashtra Energy Generation Infrastructure Limited, Coastal Andhra Power Infrastructure Limited, Sasan Power Infrastructure Limited, Sasan Power Infraventures Private Limited, Reliance Coal Resources Private Limited, Amulin Hydro Power Private Limited, Emini Hydro Power Private Limited, Mihundon Hydro Power Private Limited, Jharkhand Integrated Power Limited, BSES Kerala Power Limited, Reliance Goa and Samalkot Limited, Reliance Power International Sarl, Luxembourg, Reliance Patalganga Power Limited, Bharuch Power Limited, Reliance Natural Resources Limited

The above disclosure has been made, inter alia, for the purpose of Regulation 3(1)(e) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Shareholding Pattern:

Sr No.	Category	As on 31.03.2010		As on 31.03.2009	
		No of Shares	**%**	No. of shares	%
1	Promoters	**1394920060**	**67.58**	1389861060	67.34
2	Foreign Holdings				
	A. Foreign holdings - GDRs	**12397463**	**0.60**	45123561	2.19
	B. Direct By Foreign Companies	**281474**	**0.01**	281704	0.01
	C. Individual and Others	**14612849**	**0.71**	13175933	0.64
	D. Foreign Institutional Investors	**158680969**	**7.69**	152580857	7.39
	Sub-Total	**185972755**	**9.01**	211162055	10.23
3	Public Financial/ Development Institutions and Central and State Government owned Institutions holdings	**214747801**	**10.40**	197613884	9.57
4	Bank and Mutual Funds	**36405376**	**1.76**	50917674	2.47
5	General Public	**231980889**	**11.25**	214472208	10.39
	Total	**2064026881**	**100.00**	2064026881	100.00

Notes:

a. During the year, Company has repurchased and cancelled 297 Foreign Currency Convertible Bonds of US$ 1,00,000 each issued by the Company. The outstanding Foreign Currency Convertible Bonds issued by the Company, if converted into the Equity Shares of the Company, would result in increase to the paid up Equity Share Capital of the Company by 8,91,38,934 Equity Shares each of Rs.5/-.

b. The outstanding options are 1,04,45,426 options exercisable into equal number of fully paid up Equity Shares of the Company granted to the Eligible employees under ESOS Plan 2008 and 2009.

Distribution of shareholding

Number of Shares	Number of Shareholders as on 31.03.2010		Total Shares as on 31.03.2010		Number of Shareholders as on 31.03.2009		Total Shares on 31.03.2009	
	Number	**%**	**Number**	**%**	**Number**	**%**	**Number**	**%**
Upto 500	2094010	96.81	144780909	7.01	2106667	97.20	137363545	6.66
501 to 5000	65887	3.05	74332430	3.60	58015	2.67	64755953	3.14
5001 to 100000	2702	0.12	42044696	2.04	2393	0.11	38370471	1.85
100001 and above	308	0.01	1802868846	87.35	331	0. 02	1823536912	88.35
Total	**2162907**	**100.00**	**2064026881**	**100.00**	**2167406**	**100.00**	**2064026881**	**100.00**

Investor Information

Investors' grievances attended:

Received from	Received during		Redressed during		Pending as on	
	2009-2010	2008-2009	**2009-2010**	2008-2009	**31.3.2010**	31.3.2009
SEBI	26	23	26	23	Nil	Nil
Stock Exchanges	24	28	24	28	Nil	Nil
NSDL/CDSL	4	9	4	9	Nil	Nil
Direct from investors	195	394	195	394	Nil	Nil
Total	**249**	454	**249**	454	**Nil**	Nil

Analysis of grievances

	2009-2010		2008-2009	
	Numbers	**Percentage**	Numbers	Percentage
Non Receipt of Annual Reports	**7**	**2.81**	10	2.20
Non-receipt of dividend warrants	**185**	**74.30**	386	85.03
Non credit of shares	**0**	**0.00**	3	0.66
Non-receipt of share certificates	**57**	**22.89**	55	12.11
Others	**0**	**0.00**	0	0
Total	**249**	**100.00**	454	100.00

There were no complaint pending as on 31st March, 2010.

Investor's queries/ grievances are normally attended within a period of three days from the date of receipt thereof, except in cases involving external agencies or compliance with longer procedural requirements specified by the authorities concerned. The queries and grievances received correspond to 0.011% of the number of members.

Legal proceedings

There are certain pending cases relating to disputes over title to shares, in which the Company is made a party. These cases are however not of material in nature.

Dematerialisation of shares

The Company has admitted its shares to the depository system of National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for dematerialisation of Shares. The International Securities Identification Number (ISIN) allotted to the Company is INE 330H01018. The equity shares of the Company are compulsorily traded in dematerialised form as mandated by SEBI.

Out of total 206,40,26,881 equity shares, 201,17,31,328 equity shares constituting 97.47% of total equity share capital are held in dematerialised form with NSDL and CDSL as on 31st March, 2010.

Electronic holdings			Physical Holding			Total		
No. of Beneficial Owners	**No. of Shares**	**%**	**No. of Folios**	**No. of Shares**	**%**	**No of Shareholders**	**Total No of Shares**	**%**
1246835	2011731328	97.47	915982	52295553	2.53	2162817	2064026881	100.00

Equity capital build up

Sr No	Date	Particulars	Issue Price	No. of Shares	Cumulative (No. of Shares)
1	16.07.2004	Allotted upon Incorporation	10	10000	10000
2	25.07.2005	Additional issue of shares	10	40000	50000
3	11.08.2005	Sub division equity shares of Rs.10 into Rs.5 per share	N.A	100000	100000
4	27.01.2006	Allotment pursuant to Scheme of Arrangement	N.A	1223130422	1223230422
5	27.01.2006	Cancelled pursuant to Scheme	N.A	(100000)	1223130422
6	14.09.2006	Allotment pursuant to Scheme of Arrangement	N.A	821484568	2044614990
7	18.10.2007 to 31.01.2008	Conversion of FCCBs	480.68/ 661.23	19411891*	2064026881

* Of above 667,090 shares were converted @ Rs. 661.23 on 31-10-2007.

Investor Information

Stock exchange listings

The Company's equity shares are actively traded on the Indian Stock Exchanges.

A. **Stock exchanges on which the shares of the Company are listed**

1. National Stock Exchange of India Limited (NSE)
   Exchange Plaza, Plot no. C/1, G Block,
   Bandra-Kurla Complex,
   Bandra (East), Mumbai 400 051
   Telephone : +91 22 2659 8235 / 8236 / 8100 - 8114
   Fax : +91 22 2659 8237 - 38
   e-mail : cmlist@nse.co.in
   Website : www.nseindia.com
2. Bombay Stock Exchange Limited (BSE)
   Phiroze Jeejeebhoy Towers,
   Dalal Street, Fort,
   Mumbai 400 001
   Telephone : +91 22 2272 1233 - 34
   Fax : +91 22 2272 1919
   e-mail : corp.relations@bseindia.com
   Website : www.bseindia.com

B. **GDRs of the Company are listed on**
Luxembourg Stock Exchange (LSE)
Société de la Bourse de Luxembourg
11, avenue de la Porte-Neuve
L-2227 Luxembourg
Telephone : +352 47 79 36 -1
Fax : +352 47 32 98
e-mail : info@bourse.lu
Website : www.bourse.lu

C. **Zero percent foreign currency convertible bonds are listed on**

Singapore Exchange Securities Trading Limited (SGX-ST)
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804
Telephone : +65 6236 8888
Fax : +65 6236 8888
Website : www.sgx.com

D. **Depository for GDR holders**

1. **Depository**
   Deutsche Bank Trust
   Company Americas
   60, Wall Street, New York - 10005
   Telephone : +1 212 250 9100
   Fax : +1 212 797 0327
2. **Custodian**
   Deutsche Bank AG
   Mumbai Branch
   222, Kodak House, Post Box No.1142, Fort
   Mumbai - 400001

The listing fees payable to BSE and NSE for 2010-11, SGX-ST for 2010 and LSE for 2010 have been paid in full by the Company.

E. **Debt Securities:**

11.20% Secured Redeemable Non-Convertible Debentures of the Company are listed on the Wholesale Debt Market(WDM) Segment of BSE and NSE.

Debenture Trustees :
Axis Trustee Services Limited
Maker Towers, F Wing, 6th Floor,
Cuffe Parade, Colaba
Mumbai – 400 005
Telephone : +91 22 6707 1310
Fax : +91 22 2216 2467

Stock codes

	Physical	Electronic
BSE (Equity shares)	532712	INE330H01018
NSE (Equity shares)	RCOM	INE330H01018
Non convertible Debentures (BSE)	946049	INE330H07015
Non convertible Debentures (NSE)	RCOM19	INE330H07015
Singapore Stock Exchange (FCCBs US$ 1 Billion)	N.A.	XS0286677447
Singapore Stock Exchange (FCCBs US$ 0.5 Billion)	N.A.	XS0249122309

Security codes of GDRs

	Master Rule 144A GDRs	Master Regulation S GDRs
CUSIP	75945T106	75945T205
ISIN	US75945T1060	US75945T2050
Common Code	025317530	025317645

Note: The GDRs are admitted to listing on the official list of the Luxembourg Stock Exchange and trading on the Euro MTF market. The Rule 144A GDRs have been accepted for clearance and settlement through the facilities of DTC, New York. The Regulation S GDRs have been accepted for clearance and settlement through the facilities of Euroclear and Clearstream, Luxembourg. The Rule 144A GDRs have been designated as eligible for trading on PORTAL.

An Index Scrip: Equity shares of the Company are included in S & P CNX Nifty index, CNX 100, S&P CNX500 and Futures and Options trading, BSE 30, BSE 100, BSE 200, BSE 500.

Outstanding GDRs of the Company, conversion date and likely impact on equity

Outstanding GDRs as on 31st March, 2010 represent 1,23,97,463 equity shares constituting 0.60% of the paid-up equity share capital of the Company.

Investor Information

Stock price and volume

Month	Bombay Stock Exchange Highest Rs.	Lowest Rs.	Volume Nos.	National Stock Exchange Highest Rs.	Lowest Rs.	Volume Nos.
April, 2009	232.25	179.95	73498171	232.45	179.90	198669167
May, 2009	322.30	218.95	76099037	324.10	219.45	226266081
June, 2009	349.85	289.90	89405519	350.25	289.45	216777307
July, 2009	298.55	237.05	69613822	298.65	236.75	181292460
August, 2009	289.90	240.25	40913606	290.00	240.20	120747577
September, 2009	311.60	264.00	44276937	312.65	263.80	148375799
October, 2009	318.00	175.95	84001434	318.50	175.85	244546383
November, 2009	179.10	165.90	52502250	179.25	165.80	162331409
December, 2009	185.70	168.80	34960806	185.60	168.90	107387346
January, 2010	191.50	169.85	31294403	191.60	169.80	97377125
February, 2010	173.80	154.90	18569619	173.65	154.70	52291372
March, 2010	170.80	157.45	17138272	171.10	157.50	57429424

Share Price Performance in comparison to broad based indices - BSE Sensex and NSE Nifty


25,000.00
20,000.00
15,000.00
10,000.00
BSE Sensex
300
200
100
0
Share Price
Apr/09
May/09
Jun/09
Jul/09
Aug/09
Sep/09
Oct/09
Nov/09
Dec/09
Jan/10
Feb/10
Mar/10
Month
Sensex
RCOM Share Price


7,000.00
5,500.00
4,000.00
2,500.00
NSE S & P CNX Nifty
300.00
200.00
100.00
Share Price
Apr/09
May/09
Jun/09
Jul/09
Aug/09
Sep/09
Oct/09
Nov/09
Dec/09
Jan/10
Feb/10
Mar/10
Month
Nifty
RCOM Share Price

Depository services

For guidance on depository services, shareholders may write to the Registrar and Transfer Agent (RTA) of the Company or National Securities Depository Limited, Trade World, 5th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, Telephone : +91 22 2499 4200, Fax: +91 22 2497 2993 / 2497 6351, e-mail: info@nsdl.co.in, website: www.nsdl.com or Central Depository Services (India) Limited, Phiroze Jeejeebhoy Towers, 16th Floor, Dalal Street, Mumbai 400023. Telephone: +91 22 2272 3333 Fax: +91 22 2272 3199 / 2072, website: www.cdslindia.com, email: investors@cdslindia.com.

Communication to members

The Quarterly Financial Results of the Company are announced within 45 days of the end of the respective quarter. The Company's Media Releases and details of significant developments are also made available on the Company's website. These are published in leading newspapers, in addition to hosting them on the Company's website: www.rcom.co.in

Secretarial audit for reconciliation of capital

The Securities and Exchange Board of India has directed vide Circular No. D&CC/ FITTC/CIR-16/2002 dated 31st December, 2002 that all issuer companies shall submit a certificate of capital integrity, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and in physical form with the total issued / paid-up capital.

The said certificate, duly certified by the Chartered Accountants is submitted to the Stock Exchanges where the securities of the Company are listed within 30 days of the end of each quarter and the Certificate is also placed before the Board of Directors of the Company.

Key Financial Reporting Dates for the Financial Year 2010-11

Unaudited results for the first quarter ended 30th June, 2010	: On or before 14th August, 2010
Unaudited results for the second quarter / half year ended 30th September, 2010	: On or before 14th November, 2010
Unaudited results for the third quarter ended 31st December, 2010	: On or before 14th February, 2011
Audited results for the financial year 2010-11	: On or before 31st May, 2011

Investors' correspondence may be addressed to the Compliance Officer of the Company:

Shri Hasit Shukla
President, Company Secretary and Manager
Reliance Communications Limited
H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Mumbai 400 710
Telephone : +91 22 3038 6286 Fax : +91 22 3037 6622 Email : RCOM.investors@relianceada.com

Plant locations

The Company is engaged in the business of providing telecommunications services and as such has no plant.

Auditors' Report on Abridged Accounts

To
The Members of
Reliance Communications Limited

We have examined the attached abridged Balance Sheet of Reliance Communications Limited ('the Company'), as at 31st March 2010 and also the abridged Profit and Loss account and abridged Cash flow statement for the year ended on that date annexed thereto, together with the significant accounting policies and notes thereon. These abridged financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the audited accounts of the Company for the year ended 31st March 2010 prepared in accordance with the provisions of Section 211 of the Companies Act, 1956 and covered by our report of even date to the members of the Company, which is attached hereto.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
15 May, 2010

Auditors' Report

To
The Members of
Reliance Communications Limited

1 We have audited the attached Balance Sheet of Reliance Communications Limited ('the Company') as at 31 March 2010 and also the Profit and Loss Account and the Cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 As required by the Companies (Auditor's Report) Order, 2003 ('the Order') issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in the paragraph 3 above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(e) on the basis of written representations received from the directors of the Company as at 31st March 2010 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March 2010 from being appointed as a director of the Company under clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

(f) in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2010;

(ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
15 May, 2010

Annexure to the Auditors' Report - 31 March 2010

With reference to the Annexure referred to in the Auditors' Report to the Members of Reliance Communications Limited ('the Company') on the financial statements for the year ended 31 March 2010, we report the following:

1. (a) The Company is in the process of updating its fixed asset register including, to give effect to the assets transferred on demerger of the optic fibre undertaking and the passive infrastructure to a subsidiary company.

   (b) We are informed that the Company physically verifies its assets over a three year period, except for base trans-receiver stations. We are informed that these assets are under continuous operational surveillance at National Network Operating Centre and are therefore not separately physically verified. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this policy, the Company has physically verified certain fixed assets during the year.

   (c) Fixed assets disposed off during the year were not substantial and, therefore, do not affect the going concern assumption.

2. (a) The inventory has been physically verified by management during the current year. In our opinion, the frequency of such verification is reasonable.

   (b) The procedures for the physical verification of inventories followed by management are reasonable and adequate in relation to the size of the Company and the nature of its business.

   (c) The Company is maintaining proper records of inventory. Discrepancies identified on physical verification of inventories as compared to book records were not material.

3. The Company has neither granted nor taken any loans, secured or unsecured, to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(iii) of the Order is not applicable.

4. In our opinion, and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories and fixed assets are for the Company's specialised requirements for which suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and nature of its business with regard to the purchase of inventories and fixed assets and with regard to the sale of services. In our opinion, activities of the Company do not involve sale of goods. In our opinion, and according to the information and explanations given to us, there is no continuing failure to correct major weaknesses in the internal control system.

5. In our opinion, and according to the information and explanations given to us, there are no contracts and arrangements the particulars of which need to be entered into the register maintained under section 301 of the Companies Act, 1956.

6. The Company has not accepted any deposits from the public.

7. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under section 209(1)(d) of the Companies Act, 1956 in respect of telecommunication activities and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

9. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Wealth Tax, Income Tax, Service Tax, Customs Duty, Sales Tax, Entry Tax, Employees' State Insurance and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Excise Duty and Investor Education and Protection Fund. There were no dues on account of cess under Section 441A of the Companies Act, 1956 since the date from which the aforesaid section comes into force has not yet been notified by the Central Government. According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Wealth Tax, Income Tax, Service Tax, Customs Duty, Sales Tax, Entry Tax, Employees' State Insurance and other material statutory dues were in arrears as at 31st March 2010 for a period of more than six months from the date they became payable.

   (b) According to the information and explanations given to us, there are no dues of Income Tax, Wealth Tax, Service Tax, Customs Duty, Employees' State Insurance which have not been deposited on account of any dispute. The dues of Excise Duty, Sales Tax and Entry Tax as disclosed below have not been deposited by the Company on account of disputes.

Name of the Statute	Nature of the Dues	Amount (Rs crores)	Period to which the amount relates	Forum where dispute is pending
The Central Excise and Salt Act, 1944	Excise duty	2.08	2002-04	Tribunal
Entry Tax Act, Uttar Pradesh	Entry Tax	0.13	2003-04	Trade Tax Tribunal, Lucknow
Trade Tax Act, Uttar Pradesh	Sales Tax	0.93	2004-05	Trade tax Tribunal, (Appeals)
		10.53	2005-06	Joint Commissioner (Appeals)
		0.24	2003-04	Trade Tax Tribunal, Lucknow

Annexure to the Auditors' Report - 31 March 2010

Name of the Statute	Nature of the Dues	Amount (Rs crores)	Period to which the amount relates	Forum where dispute is pending
Entry Tax Act, Madhya Pradesh	Entry Tax	0.29	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
		0.16	2005-06	Deputy Commissioner of Appeals (Commercial Taxes)
		0.15	2006-07	Deputy Commissioner of Appeals (Commercial Taxes)
Entry Tax Act, Chhattisgarh	Entry Tax	0.09	2002-03	Deputy Commissioner of Appeals (Commercial Taxes)
Punjab VAT Act	VAT	0.01	2007-08	Deputy Commissioner (Appeals)
Entry Tax Act, Madhya Pradesh	Entry Tax	0.20	2003-04	Deputy Commissioner (Appeals) (Commercial Taxes)
Entry Tax Act, Chhattisgarh	Entry Tax	0.03	2003-04	Deputy Commissioner (Appeals) (Commercial Taxes)
Entry Tax Act, Chattisgarh	Entry Tax	0.08	2004-05	Assistant Commissioner of Commercial Taxes
		0.09	2005-06	Assistant Commissioner of Commercial Taxes
Uttarakhand VAT Act	VAT	0.01	2005-06	Deputy Commissioner of Commercial Taxes
West Bengal VAT Act	VAT	1.49	2005-06	First appellate authority
		1.80	2006-07	First appellate authority
Entry Tax Act, Rajasthan	Entry tax	0.03	2005-06	Deputy Commissioner of Appeals (Commercial Taxes)
Delhi VAT Act	VAT	36.48	2007-08	Commissioner (Appeals)

10. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the current financial year and in the immediately preceding financial year.
11. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or debenture holders or to any financial institutions.
12. According to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
13. In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society.
14. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.
15. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by wholly owned subsidiaries and other companies with whom the Company has business dealings, from banks or financial institutions are not prejudicial to the interest of the Company.
16. In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purpose for which they were raised.
17. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that the funds raised on short-term basis have not been used for long-term investment.
18. The Company has not made any preferential allotment of shares to companies/firms/parties covered in the register maintained under Section 301 of the Companies Act, 1956.
19. According to the information and explanations given to us, the Company has created security in respect of debentures issued.
20. The Company has not raised any money by public issues during the year.
21. According to the information and explanations given to us, no significant fraud on or by the Company, that causes a material misstatement to the financial statements, has been noticed or reported during the year.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671

Mumbai
15 May, 2010

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Abridged Balance Sheet as at 31st March, 2010

(Statement containing the salient features of Balance Sheet as per Section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009
SOURCES OF FUNDS				
Shareholders' Funds				
(a) Capital				
(i) Equity Capital (Refer Note 2, Notes on Accounts)		**1,032.01**		1,032.01
(b) Reserves and Surplus				
(i) Capital Reserve	**0.05**		0.05	
(ii) Debenture Redemption Reserve	**81.94**		6.98	
(iii) Securities Premium Account (Refer Note 2(i) (ii), (v) and 4 (i), Notes on Accounts)	**8,882.63**		9,171.93	
(iv) General Reserve I (Refer Note 4(ii), Notes on Accounts)	**5,538.00**		5,538.00	
(v) General Reserve II (Refer Note 4(iii), Notes on Accounts)	**2,785.21**		2,785.21	
(vi) General Reserve III (Refer Note 4(iv), Notes on Accounts)	**30,229.81**		31,366.29	
(vii) Reserve for Business Restructuring (Refer Note 4(v), Notes on Accounts)	**1,287.10**		1,287.10	
(viii) Surplus in Profit and Loss Account	**662.14**	**49,466.88**	502.75	50,658.31
Loan Funds				
(a) Secured Loans (Non Convertible Debentures)	**3,000.00**		3,000.00	
(b) Unsecured Loans (Refer Note 2, Notes on Accounts)	**21,478.28**	**24,478.28**	27,903.61	30,903.61
TOTAL		**74,977.17**		82,593.93
APPLICATION OF FUNDS				
Fixed Assets				
(a) Net Block (Original Cost Less Depreciation) (Refer Note 4 (viii) and 5, Notes on Accounts)	**30,612.48**		31,407.77	
(b) Capital Work-in-Progress	**1,683.52**	**32,296.00**	3,643.86	35,051.63
Investments				
(a) Government Securities - Quoted (Market value Rs. 0.29 crore, (Previous year Rs. 0.12 crore))	**0.29**		0.12	
(b) Government Securities - Unquoted	**0.01**		0.01	
(c) Investment in Subsidiary Companies - Unquoted	**31,875.99**		31,342.32	
(d) Others - Unquoted	**22.31**	**31,898.60**	22.30	31,364.75
Current Assets, Loans and Advances				
(a) Inventories	**298.34**		253.14	
(b) Sundry Debtors	**1,738.63**		1,482.22	
(c) Cash and Bank Balances	**82.18**		535.15	
(d) Other Current Assets				
(i) To Subsidiary Companies	**557.16**		561.89	
(ii) To Others	**1,371.56**		1,357.49	
(e) Loans and Advances				
(i) To Subsidiary Companies (Refer Note 18, Notes on Accounts)	**12,390.32**		17,960.43	
(ii) To Others	**3,567.75**		3,392.69	
	20,005.94		25,543.01	
Less: Current Liabilities and Provisions				
(a) Current Liabilities (Refer Note 16, Notes on Accounts)	**5,836.53**		5,781.49	
(b) Provisions (Refer Note 4 (vi) and 7, Notes on Accounts)	**3,386.84**		3,583.97	
	9,223.37		9,365.46	
Net Current Assets		**10,782.57**		16,177.55
TOTAL		**74,977.17**		82,593.93

Refer Significant Accounting Policies

Refer Notes on Accounts

Compiled from the Audited Accounts of the Company referred to in our Report dated 15th May, 2010

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
15th May, 2010

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

Abridged Profit and Loss Account for the year ended 31st March, 2010

(Statement containing the salient features of Profit and Loss Account as per Section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

		For the year ended 31st March, 2010	For the year ended 31st March, 2009
I	**INCOME**		
	Service Revenue (Net of Service Tax)	**12,080.98**	12,583.79
	Other Operating Income (Net of Service Tax)	**209.63**	1,026.79
	Other Income	**221.11**	84.08
		12,511.72	13,694.66
II	**EXPENDITURE**		
	Access Charges, License Fees and Network Expenses	**9,017.64**	7,054.74
	Selling Expenses	**974.96**	1,158.05
	Salary, Wages and Other Employee Benefits (Refer Note 15 and 21, Notes on Accounts)	**671.05**	757.66
	Managerial Remuneration	**0.74**	0.70
	Provision for Commission to Non Excecutive Directors (Refer Note 7 (i), (ii) and (iii), Notes on Accounts)	**0.60**	(3.80)
	Financial Charges (net) (Includes Financial Income of Rs. 152.42 crore and Interest Income Rs. 577.11 crore (Previous year Rs. 138.72 crore and Rs. 572.05 crore respectively))	**(1,058.38)**	344.06
	Depreciation and Amortisation	**2,795.22**	2,296.53
	Depreciation adjusted against Provision for Business Restructuring (Refer Note 4(vi), Notes on Accounts)	**(107.50)**	(363.02)
	Depreciation adjusted against General Reserve (Refer Note 4 (iv), Notes on Accounts)	**(1,176.48)**	-
	Auditors Remuneration (Refer Note 10, Notes on Accounts)	**7.36**	6.86
	Provision for Doubtful Debts, Loans and Advances	**108.78**	105.04
	General Administration Expenses (Refer Note 21, Notes on Accounts)	**639.91**	982.60
	Profit before adjustments pursuant to the Scheme of Amalgamation/ Arrangement, Exceptional Items and Tax	**637.82**	1,355.24
	Exceptional Items (Refer Note 20, Notes on Accounts)		
	Stamp Duty paid on Demerger	**25.00**	-
	Amortisation/ (Write back) of Compensation under Employee Stock Option Scheme	**(6.65)**	7.47
	Revaluation of Investments	**-**	(404.03)
	Profit on transfer of Optic Fiber Undertaking pursuant to the Scheme of Arrangement	**-**	(3,063.27)
	Adjustments pursuant to the Scheme of Amalgamation/ Arrangement, *inter alia*, for merger of Reliance Gateway Net Limited into the Company		
	Investments in Reliance Gateway Net Limited written off	**-**	2,096.43
	Equivalent amount withdrawn from General Reserve (Refer Note 4(iv), Notes on Accounts)	**-**	(2,096.43)
	Adjustments pursuant to the Scheme of Arrangement, *inter alia*, for demerger of Optic Fiber Undertaking into Reliance Infratel Limited		
	Losses on account of change in exchange rate relating to loans/ liabilities (net)	**-**	4,464.57
	Equivalent amount withdrawn from General Reserve (Refer Note 3, Notes on Accounts)	**-**	(4,464.57)
III	**Profit Before Tax**	**619.47**	4,815.07
IV	**Provision for**		
	- Current Tax (includes Rs. 28.24 crore pertaining to earlier years)	**140.54**	-
	- Fringe Benefit Tax	**-**	12.40
V	**Profit After Tax**	**478.93**	4,802.67
	Add : Balance Brought Forward from Previous year	**502.75**	4,300.24
	Amount available for Appropriations	**981.68**	9,102.91
VI	**APPROPRIATIONS**		
	Transferred to Debenture Redemption Reserve	**74.96**	6.98
	Transferred to General Reserve III	**40.00**	8,400.00
	Proposed Dividend on Equity Shares	**175.44**	-
	Interim Dividend on Equity Shares	**-**	165.12
	Tax on Proposed/ Interim Dividend	**29.14**	28.06
	Balance carried to Balance Sheet	**662.14**	502.75
	Earnings per Share of face value of Rs. 5 each fully paid up (before Adjustment of the Scheme of Amalgamation/ Arrangement and Exceptional Items) (Refer Note 17, Notes on Accounts)		
	- Basic (Rs.)	**2.41**	6.51
	- Diluted (Rs.)	**2.31**	6.23
	Earnings per Share of face value of Rs. 5 each fully paid up (after Adjustment of the Scheme of Amalgamation/ Arrangement and Exceptional Items) (Refer Note 17, Notes on Accounts)		
	- Basic (Rs.)	**2.32**	23.27
	- Diluted (Rs.)	**2.22**	22.28

Refer Significant Accounting Policies

Refer Notes on Accounts

Compiled from the Audited Accounts of the Company referred to in our Report dated 15th May, 2010

As per our Report of even date
For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671

Mumbai
15th May, 2010

For B S R & Co.
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

Significant Accounting Policies to Abridged Balance Sheet as at 31st March, 2010 and Abridged Profit and Loss Account for the year ended on that date

1 Basis of Preparation of Financial Statements

The Financial Statements are prepared under historical cost convention and fair valuation under a scheme approved by the High Court, in accordance with the generally accepted accounting principles in India and provisions of the Companies Act, 1956 read with the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules) as well as applicable pronouncements of the Institute of Chartered Accountants of India (the ICAI).

2 Use of Estimates

The preparation and presentation of Financial Statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the Financial Statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates is recognised in the period in which the results are known/ materialised.

3 Fixed Assets

(i) Fixed Assets are stated at cost/ fair value net of Modvat/ Cenvat, Value Added Tax and include amount added in revaluation less accumulated depreciation, amortisation and impairment loss, if any.

(ii) All costs including financing cost of qualifying assets till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising up to 31st March, 2007 from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

(iii) Expenses incurred relating to project, prior to commencement of commercial operation, are considered as project development expenditure and shown under Capital Work-in-Progress.

(iv) Telecom Licenses are stated at fair value less accumulated amortisation.

(v) Indefeasible Rights of Connectivity (IRC) are stated at cost less accumulated amortisation.

4 Lease

In respect of Operating Leases, lease rentals are expensed on straight line basis with reference to lease terms and considerations except for lease rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

5 Depreciation/ Amortisation

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated as given below.

(a) Telecom Electronic Equipments - 18 years

(b) Furniture, Fixtures and Office Equipments - 10 years

(c) Customer Premises Equipments - 3 years

(d) Vehicles - 5 years

(e) Ducts and Cables - 18 years

(ii) Leasehold Land is depreciated over the period of the lease term.

(iii) Intangible assets, namely Telecom Licenses and Brand Licence are amortised equally over the balance period of Licenses. IRC and Software are amortised from the date of acquisition or commencement of commercial services, whichever is later. The life of amortisation of the intangible assets are as follows.

(a) Telecom Licenses - 12.5 to 20 years

(b) Brand License - 10 years

(c) Indefeasible Right of Connectivity - 15, 20 years

(d) Software - 5 years

(iv) Depreciation on additions is calculated pro rata from the following month of addition.

6 Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting period is increased/ reversed where there has been change in the estimate of recoverable value. The recoverable value is the higher of the assets' net selling price and value in use.

7 Investments

Current Investments are carried at lower of cost and market value computed Investment wise. Long Term Investments are stated at cost or fair value as required under order of the High Court. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

8 Inventories of Stores and Spares

Inventories of stores and spares are accounted for at cost, determined on weighted average basis or net realisable value, whichever is less.

9 Employee Benefits

Short term employee benefits

All employee benefits payable wholly within twelve months of rendering the service are classified as short term employee benefits. These benefits include compensated absences such as paid annual leave and sickness leave. The undiscounted amount of short term employee benefits expected to be paid in exchange for the services rendered by employees are recognised as an expense during the period.

Long term employee benefits

(i) Defined contribution plan

The Company's contribution towards Employees' Superannuation Plan is recognised as an expense during the period in which it accrues.

(ii) Defined benefit plans

Provident Fund

Provident Fund contributions are made to a Trust administered by the Trustees. Interest payable to the Provident Fund members, shall not be at a rate lower than the statutory rate. Liability is recognised for any shortfall in the income of the fund vis-à-vis liability of the interest to the members as per statutory rates.

Gratuity Plan

The Company's gratuity benefit scheme is a defined benefit plan. The Company's net obligation in respect of the gratuity benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value and the fair value of any plan assets is deducted.

The present value of the obligation under such defined benefit plan is determined based on actuarial valuation using the Projected Unit Credit Method.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government Securities as at the Balance Sheet date.

Actuarial gains and losses are recognised immediately in the Profit and Loss Account.

(iii) Other Long term employee benefits

Compensated absences which are not expected to occur within twelve months after the end of the period in which the employee renders the related services are recognised as a liability at the present value of the defined benefit obligation at the Balance Sheet date, determined based on actuarial valuation using Projected Unit Credit Method. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government Securities as at the Balance Sheet date.

10 Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

11 Issue Expenses and Premium on Foreign Currency Convertible Bonds (FCCBs)

The premium payable on redemption of Foreign Currency Convertible Bonds (FCCBs) is charged to Securities Premium Account over the period of the issue. Issue expenses are debited to Securities Premium account at the time of the issue.

12 Foreign Currency Transactions

(i) Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the transaction rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account.

(v) Any loss arising out of marking a class of derivative contracts to market price is recognised in the Profit and Loss Account. Income, if any, arising out of marking a class of derivative contracts to market price is not recognised in the Profit and Loss Account.

Significant Accounting Policies to Abridged Balance Sheet as at 31st March, 2010 and Abridged Profit and Loss Account for the year ended on that date

13 Revenue Recognition

(i) Revenue is recognised as and when the services are provided on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods of one year or more are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

(ii) Interest income on investment is recognised on time proportion basis. Dividend is considered when right to receive is established.

14 Provision for Doubtful Debts and Loans and Advances

Provision is made in the accounts for doubtful debts, loans and advances in cases where the management considers the debts, loans and advances to be doubtful of recovery.

15 Miscellaneous Expenditure

Miscellaneous Expenditure is charged to the Profit and Loss Account as and when it is incurred.

16 Taxes on Income, Fringe Benefit Tax and Deferred Tax

Provision for Income Tax is made on the basis of taxable income for the year at current rates. Tax expense comprises of Current Tax, Fringe Benefit Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current Tax represents the amount of Income Tax payable/ recoverable in respect of the taxable income/ loss for the reporting period. Deferred Tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The Deferred Tax Asset is recognised and carried forward only to the extent that there is a reasonable certainty that the assets will be realised in future. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, Deferred Tax Assets are recognised only if there is virtual certainty of realisation of assets.

17 Government Grants

Subsidies granted by the Government for providing telecom services in rural areas are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

18 Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent assets are neither recognised nor disclosed in the Financial Statements.

19 Earning per Share

In determining Earning per Share, the Company considers the net profit after tax and includes the post tax effect of any extraordinary/ exceptional item. The number of shares used in computing Basic Earning per Share is the weighted average number of shares outstanding during the period. The number of shares used in computing Diluted Earning per Share comprises the weighted average shares considered for deriving Basic Earnings per Share and also the weighted average number of shares that could have been issued on the conversion of all dilutive potential Equity Shares unless the results would be anti - dilutive. Dilutive potential Equity Shares are deemed converted as of the beginning of the period, unless issued at a later date.

20 Employee Stock Option Scheme

In respect of stock options granted pursuant to the Company's Employee Stock Option Scheme, the intrinsic value of the options (excess of market price of the share over the exercise price of the option) is treated as discount and accounted as employee compensation cost over the vesting period. Employee compensation cost recognised earlier on grant of options is reversed in the period when the options are surrendered by any employee.

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2010 and Abridged Profit and Loss Account for the year ended on that date

1 Previous year

Figures of the Previous year have been regrouped and reclassified, whereever required. Previous year's figures are not comparable with that of the current year on account of the effects of the Schemes considered in the previous year.

2 Foreign Currency Convertible Bonds (FCCBs)

(i) The Company issued FCCBs in two tranches; 5,00,000 FCCBs for 5 Years, 4.65%, USD 500 million issued on 9th May, 2006 and 10,000 FCCBs for 5 Years, 4.95%, USD 1000 million issued on 28th February, 2007. Pursuant to the exercise of an option by the FCCB Holders and in accordance with the terms and conditions thereof, the Company, during an earlier year, allotted 1,87,44,801 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 475.68 per share against 2,03,051 FCCBs and 6,67,090 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 656.23 per share against 100 FCCBs respectively.

(ii) During the year, the Company has bought back and cancelled 297 nos. (Previous year 350 nos.) of 5 Year, 4.95%, FCCBs of the face value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount to the face value. This has resulted in a saving of Rs. 24.49 crore (Previous year Rs. 79.61 crore) which has been reflected as part of Other Income. Consequent upon such buy back and cancellation, the Company's obligations to convert the said Bonds into Shares, if so claimed by the Bond Holders and/ or to redeem the same in foreign currency, has come to an end vis-à-vis the cancelled Bonds. Rs. 14.48 crore (Previous year Rs. 7.68 crore) being provision for premium on redemption relatable to such cancelled Bonds has been reversed on buyback and cancellation of FCCBs.

Out of total FCCBs issued, 2,96,949 (Previous year 2,96,949) FCCBs and 9,253 (Previous year 9,550) FCCBs from the respective tranches were outstanding as on 31st March, 2010.

(iii) In the event, these outstanding FCCBs are fully converted into Equity Shares, the Equity Share Capital of the Company would increase by approximately 8.91 crore (Previous year 9.11 crore) Equity Shares of Rs. 5 each.

(iv) In case of the above mentioned FCCBs, on and at anytime after 9th May, 2009 and 28th February, 2010 respectively, on and prior to the maturity date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the FCCBs in whole and not in part at their Early Redemption amount, provided that no such redemption may be made unless the aggregate value (as defined in the terms and conditions) on each trading day during the period of not less than 30 consecutive trading days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption amount.

(v) FCCBs amount includes Rs. 942.32 crore (Previous year Rs. 733.62 crore), being the premium on redemption of FCCBs computed on pro rata basis for the period up to 31st March, 2010.

3 Foreign Exchange

In accordance with an amendment to Schedule VI of the Companies Act, 1956 ("the Act") and in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates", the Company continues the policy of accounting for the changes in the amounts of loans/ liabilities relating to Fixed Assets, consequent to changes in foreign exchange rates, as profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of fixed assets.

The net gain of Rs. 1,572.16 crore (Previous year Rs. 119.57 crore) including gain of Rs. 21.98 crore (Previous year Rs. 32.76 crore) on account of conversion of overseas bank balances and Rs. 2,126.92 crore relating to loans/ liabilities (Previous year foreign exchange loss of Rs. 4,464.57 crore relating to loans/ liabilities which was debited to Profit and Loss Account and withdrawn from the General Reserve of the Company in accordance with the terms of the Schemes of Arrangement, leaving no impact vis-à-vis profit of the year ended 31st March, 2009) have been reflected in "Financial Charges (net)" as the effect of Foreign Currency Exchange Fluctuation in Profit and Loss Account.

During the year, loss of Rs. Nil (Previous year Rs. 139.03 crore) arising out of marking related Derivative Contracts to market has also been recognized in the Profit and Loss Account, in compliance with the announcement dated 29th March, 2008 by The Institute of Chartered Accountants of India (ICAI) regarding Accounting for Derivatives. As a measure of prudence, the Company has decided that, unlike in earlier years, not to recognise any mark to market gains in respect of any outstanding class of derivative contracts related to loans, liabilities and assets expressed in foreign currency. Accordingly, the Company has not recognised gain of Rs. 34.30 crore on mark-to-market valuation of derivative contracts outstanding as at the end of the year. If the Company had not made this change of policy, net profit after tax would have been higher by an amount of Rs. 34.30 crore for the year.

4 Schemes of Amalgamation and Arrangement of earlier years

The Company, during the past years, undertook various Schemes including restructuring of ownership structure of telecom business so as to align the interest of the shareholders. Accordingly, pursuant to the Schemes of Amalgamation and Arrangement ("the Schemes") under Sections 391 to 394 of the Companies Act, 1956 approved by the Hon'ble High Court of respective judicature, the Company, during the respective years, recorded all necessary accounting effects, along with requisite disclosure in the notes to the accounts, in accordance with the provisions of the said Schemes. The cumulative effects of the Schemes in case of Equity Share Capital of the company have been disclosed below the respective Schedule to the Accounts. Reserves, pursuant to the said Schemes, include;

(i) Rs. 9171.93 crore, being Securities Premium Account, which was part of the Security Premium of erstwhile Reliance Infocomm Limited (RIC), the transferor company.

(ii) General Reserves I of Rs. 5,538.00 crore representing the unadjusted balance being the excess of assets over liabilities relatable to Telecommunications Undertaking transferred and vested into the Company.

(iii) General Reserves II of Rs. 2,785.21 crore representing the unadjusted balance of the excess of assets over liabilities received by the Company relatable to Telecommunications Undertaking transferred and vested into the Company.

(iv) During the year, General Reserve III and General Reserve IV representing opening balances of Rs. 4,335.43 crore and Rs.27,030.86 crore respectively have been combined as General Reserve III. General Reserve III includes an amount of Rs. 25,854.38 crore (Previous year Rs. 27,030.86 crore) pursuant to transfer of assets and liabilities and write off of Investments of Rs. 2,096.43 crore in accordance with the Scheme, for cancellation of investments in erstwhile Reliance Gateway Net Limited (RGNL) and net effect on fair valuation of assets and liabilities of the Company of Rs. 12,698.81 crore.

(v) Reserve for Business Restructuring of Rs. 1,287.10 crore representing the unadjusted balance of revaluation of investment in Reliance Communications Infrastructure Limited (RCIL), the holding company of Reliance Infratel Limited (RITL) after withdrawing an amount equivalent to writing off of Passive Infrastructure assets, transferred to RITL, to the Profit and Loss Account. Balance in Reserve for Business Restructuring shall be available to meet the increased depreciation, costs, expenses and losses including on account of impairment of or write down of assets etc.

(vi) Additional depreciation arising on fair value of the assets has been adjusted to Provision for Business Restructuring.

(vii) The Company incorporated the effects of the Scheme, for demerger of Optic Fibre Undertaking into Reliance Infratel Limited (RITL), in the Accounts of the previous year ended 31st March, 2009, then pending the filing of the Order of the Hon'ble High Court, sanctioning the Scheme, with the Registrar of Companies (RoC) as required by Section 394 (3) of the Companies Act, 1956. The said Order was filed with RoC on 15th September, 2009. Consequently, the Scheme had become effective.

(viii) Pursuant to the said Scheme of Amalgamation (Refer Note 4 (iv) above), on account of the fair valuation, during the previous year ended on 31st March, 2009, additions/ adjustments to the fixed assets included increase in Freehold Land by Rs. 225.46 crore, Building by Rs. 129.85 crore and Telecom Licences by Rs. 14,145.49 crore and pursuant to the Scheme of Arrangement (Refer Note 4 (vii) above), reduction, on account of transfer of Optic Fiber Undertaking to Reliance Infratel Limited, of Rs. 5,078.41 crore (gross) and the accumulated depreciation of Rs. 451.34 crore.

5 Depreciation on Electronic Equipments

During the year, the Company carried out technical/ technology assessment to determine the useful life of some of its telecommunication equipments. The useful life of such telecommunication equipments has been re-assessed and ascertained as 18 years, impacting the provision for depreciation of these assets for the year ended on 31st March, 2010. As a result, depreciation charge is lower and profits for the year are higher by Rs. 771.00 crore for the year. The accounting treatment so determined is fully in accordance with the applicable provisions of the Companies Act, 1956.

6 Project Development Expenditure

Details of Project Development Expenditure (Included under Capital Work-in-Progress) :

(Rs.in crore)

	For the year ended 31st March, 2010		For the year ended 31st March, 2009	
Opening Balance		**771.10**		227.71
Add : Expenditure incurred during the year				
Payments to and Provisions for Employees	-		10.62	
Insurance	-		0.02	
Rent	7.50		5.67	
Rates and Taxes	2.61		12.74	
Repairs	0.07		0.29	
Travelling	0.11		1.05	
Professional Fees	6.00		6.24	
Power, Water and Electricity	0.37		1.85	
Network Setup Costs	38.00		102.23	
General and Administrative Expenses	5.06		22.52	
Interest on Term Loans	-		147.25	
Bank Charges	-		0.01	
Passive Infrastructure Charges	256.63		932.87	
Logistic	10.26	**326.61**	13.79	1,257.15
		1,097.71		1,484.86
Less :				
Capitalised during the year		**949.46**		713.76
Closing Balance		**148.25**		771.10

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2010 and Abridged Profit and Loss Account for the year ended on that date

7 Provisions

(i) Provisions include, provision for disputed claims of verification of customers Rs. 9.04 crore (Previous year Rs.9.04 crore) and others of Rs. 1,650.88 crore (Previous year Rs. 1,835.76 crore) and Provision for Commission to Non Executive Directors of Rs. 0.60 crore (Previous year Rs. 0.60 crore).

(ii) During the year, an amount of Rs. 140.00 crore (Previous year Rs. Nil) relating to Roll out obligations, Rs. Nil (Previous year Rs. 4.40 crore) relating to commission to Non Executive Directors and Rs. 50.52 crore (Previous year Rs. Nil) relating to disputed liablities have been reversed. An amount of Rs. 5.64 crore (Previous year Rs. Nil) has been provided towards disputed interconnect usage charges and an amount of Rs. Nil (Previous year Rs. 31.18 crore) has been reversed out of disputed interconnect usage charges. An amount of Rs. Nil (Previous year Rs. 29.22 crore), was paid towards disputed liablities and an amount of Rs. 0.60 crore (Previous year Rs. 30.60 crore) was paid towards commission to Non Executive Directors.

(iii) On determination by the Board of Directors, the liability against provision for commission to Non Exucutive Directors will be paid during the year 2010-11.

(iv) Also refer Note 2 (v) above.

The aforesaid provisions shall be utilised on settlement of the claims, if any, there against.

8 Contingent Liabilities and Capital Commitment (As represented by the Management)

(Rs. in crore)

	As at 31st March, 2010	As at 31st March, 2009
(i) Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	**220.22**	651.15
(ii) Disputed Liabilities in Appeal		
- Sales Tax and VAT	**52.05**	13.76
- Excise and Service Tax	**2.08**	2.08
- Entry Tax and Octroi	**1.55**	1.18
- Other Litigations	**0.30**	0.40
(iii) Guarantees given by the Company on behalf of its Subsidiaries	**2,536.64**	5,741.28
(iv) Guarantees given by the Company on behalf of other companies for business purpose	**461.99**	145.97

9 Deferred Tax Assets and Liabilities

The Company being in the business of Telecommunication Services, Broadband Network and Internet Services, are eligible for deduction under Section 80IA (Tax Holiday) of the Income tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse during Tax Holiday Period, the same is not recognised in books of accounts as at 31st March, 2010 as per the Accounting Standard ("AS") 22 of "Accounting for Taxes on Income" as referred to in Accounting Standard Rules. Following the principle of prudence, the Company has not recognised Defered Tax Asset in respect of debits for equalised lease rentals.

10 Auditors Remuneration (Excluding service tax)

(Rs. in crore)

	31st March, 2010	31st March, 2009
Statutory Audit	**6.20**	6.20
Certification and Other Services	**1.00**	0.50
Out of Pocket Expenses	**0.16**	0.16
	7.36	6.86

11 Operating Lease (Note 15 - Schedule Q of Annual Accounts)

The Company's significant leasing arrangements are in respect of operating leases for premises and network sites. These lease agreements provide for cancellation by either parties thereto as per the terms and conditions of the agreements. The Company has been the lessee in respect of Optic Fibres and in respect of this Lease, lease rent of Rs. 1,141.00 crore, (Previous year Rs. 903.00 crore) including Rs. 1,129.00 crore (Previous year Rs. 893.00 crore) not leviable for the year as per the lease agreement, has been recognised on a straight line basis as Network Expenses and corresponding amount is included in Sundry Creditors.

(Rs. in crore)

	As at 31st March, 2010	As at 31st March, 2009
Estimated future minimum payments under noncancellable operating leaes		
(i) Not later than one year	**12.00**	12.00
(ii) Later than one year and not later than five years	**6,687.00**	4,478.00
(iii) Later than five years	**4,450.00**	6,671.00

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2010 and Abridged Profit and Loss Account for the year ended on that date

12 Particulars of Derivative Instruments (Note 16 - Schedule Q of Annual Accounts)

Particulars of Derivative Instruments acquired for hedging	For the year ended 31st March, 2010			For the year ended 31st March, 2009		
	No. of Instruments	Value (USD in crore)	Value (Rs. in crore)	No. of Instruments	Value (USD in crore)	Value (Rs. in crore)
Principal Only Swap	**12**	**22.42**	**1,011.81**	6	6.00	304.32
Currency Swaps	**-**	**-**	**-**	7	7.40	375.13
Interest Rate Swaps FC	**39**	**88.40**	**3,990.38**	23	119.50	6,061.04
Interest Rate Swaps INR	**25**	**17.17**	**775.00**	28	16.76	850.00
Options FC	**13**	**50.92**	**2,298.34**	22	63.80	3,236.12
Options INR	**1**	**2.00**	**90.28**	2	15.00	760.80

No derivative instruments are acquired for speculation purpose.

In respect of Foreign Currency Swap and Interest Rate Swap transactions, which are linked with LIBOR rates and exchange rate during the period of contract, gains/ losses are recognised on the settlement day or the reporting day, whichever is earlier, at the rate prevailing on respective day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are USD 338.30 crore (Previous year USD 200.60 crore), equivalent to Rs. 15,269.00 crore (Previous year Rs. 10,173.89 crore)

Above exposure status does not include the effects of accruals.

The unamortized premium of Buyers' Credit to be recognized is Rs. 1.58 crore (Previous year Rs. 14.71 crore) for one or more subsequent accounting periods.

13 Export Commitments (Note 17 - Schedule Q of Annual Accounts)

The Company has obtained Licences/ authorisations under the Export Promotion Capital Goods (EPCG) Scheme for importing capital goods at a concessional rate of customs duty against submission of bonds. Under the terms of the respective Licences/ authorisations, the Company is required to export goods of FOB value equivalent to or more than, eight times the amount of duty saved in respect of such Licences/ authorisations, where export obligation has been refixed by the order of Director General Foreign Trade, Ministry of Commerce and Industry, Government of India, as applicable.Balance export obligations outstanding as on 31st March, 2010 under the aforesaid Licences/ authorisations is Rs. 494.40 crore (Previous year Rs. 775.00 crore).

14 Segment Performance (Note 18 - Schedule Q of Annual Accounts)

Disclosure as per Accounting Standard ("AS") 17 "Segment Reporting" is reported in Consolidated Accounts of the Company. Therefore, the same has not been separately disclosed in line with the provisions of AS.

15 Employee Benefits (Note 19 - Schedule Q of Annual Accounts)

Gratuity : In accordance with the applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) for all employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on respective employee's last drawn salary and for the years of employment with the Company.

The following table sets out the status of the Gratuity Plan as required under Accounting Standard ("AS") 15 (Revised) "Employee Benefits" (Revised).

(i) Reconciliation of opening and closing balances of the present value of the defined benefit obligation

(Rs. in crore)

Particulars	Gratuity *		Leave Encashment	
	As at 31st March, 2010	As at 31st March, 2009	**As at 31st March, 2010**	As at 31st March, 2009
Obligation at beginning of the year	**29.18**	23.24	**97.68**	100.12
Service Cost	**7.62**	6.45	**2.12**	45.51
Interest Cost	**2.04**	2.09	**5.94**	5.11
Actuarial (gain)/ loss	**(4.24)**	(0.02)	**11.68**	1.25
Benefits Paid	**(4.47)**	(2.58)	**(36.89)**	(54.31)
Obligation at end of the year	**30.13**	29.18	**80.53**	97.68

* Defined benefit obligation liability is wholly funded by the Company

(ii) Change in plan assets

Particulars	Gratuity As at 31st March, 2010	Gratuity As at 31st March, 2009	Leave Encashment As at 31st March, 2010	Leave Encashment As at 31st March, 2009
Plan assets at the beginning of the year, at fair value	**21.23**	23.58	**-**	-
Expected return on plan assets	**1.49**	2.12	**-**	-
Actuarial gain/ (loss)	**2.46**	(1.95)	**-**	-
Contributions	**8.13**	0.06	**36.89**	54.31

(Rs. in crore)

	Particulars	Gratuity * As at 31st March, 2010	As at 31st March, 2009	Leave Encashment As at 31st March, 2010	As at 31st March, 2009
	Benefits	**(4.47)**	(2.58)	**(36.89)**	(54.31)
	Plan assets at the end of the year at fair value	**28.84**	21.23	**-**	-
(iii)	Reconciliation of present value of the obligation and the fair value of the plan assets				
	Fair value of plan assets at the end of the year	**28.84**	21.23	**-**	-
	Present value of the defined benefit obligation at the end of the year	**30.13**	29.18	**80.53**	97.68
	Liability recognized in the Balance Sheet	**1.29**	7.95	**80.53**	97.68
(iv)	Cost for the period				
	Service Cost	**7.62**	6.45	**2.12**	45.51
	Interest Cost	**2.04**	2.09	**5.94**	5.11
	Expected return on plan assets	**(1.49)**	(2.12)	**NA**	NA
	Actuarial (gain)/ loss	**(6.70)**	1.93	**11.68**	1.25
	Net Cost	**1.47**	8.35	**19.74**	51.87
(v)	Investment details of plan assets				
	100% of the plan assets are invested in Balanced Fund Instruments				
(vi)	Actual return on plan assets	**3.95**	0.17	**-**	-
(vii)	Experience Adjustment				
	On Plan Liabilities	**(2.33)**	0.81	**-**	-
	On Plan Assets	**2.46**	(1.95)	**-**	-
(viii)	Assumptions				
	Interest rate	**7.50%**	7.00%	**7.50%**	7.00%
	Estimated return on plan assets	**7.50%**	7.00%	**7.50%**	7.00%
	Salary growth rate	**6.00%**	6.00%	**6.00%**	6.00%

The estimates, of future salary increases, considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

(ix) Particulars of the amounts for the year and previous years

	Gratuity For the year ended 31st March			
	2010	2009	2008	2007
Present Value of benefit obligation	**30.13**	29.18	23.24	14.60
Fair value of plan assets	**28.84**	21.23	23.58	11.06
Excess of obligation over plan assets (plan assets over obligation)	**1.29**	7.95	(0.34)	3.54

Provident Fund : The guidance on implementing Accounting Standards ("AS") 15 "Employee Benefits" (revised 2005) issued by the ICAI states that the benefits involving employer established Provident Fund, which require interest shortfalls to be recompensed are to be considered defined benefit plans. The actuary of the Company has expressed his inability to reliably measure provident fund liabilities as the guidance note from Actuarial Society of India is yet to be issued. Accordingly, the Company is unable to provide the related information.

16 Disclosure under Micro, Small and Medium Enterprises Development Act, 2006 (MSMED) (Note 20 - Schedule Q of Annual Accounts)

Under the Micro, Small and Medium Enterprises Development Act, 2006 (MSMED) which came into force from 2nd October 2006, certain disclosures are required to be made relating to Micro, Small and Medium Enterprises (MSME). On the basis of the information and records available with the Company, the following disclosures are made for the amounts due to the Micro & Small Enterprises.

(Rs. in crore)

		As at 31st March, 2010	As at 31st March, 2009
(i)	Principal amount due to any supplier as at the year end	**19.94**	28.18
(ii)	Interest due on the principal amount unpaid at the year end to any supplier	**1.00**	0.45
(iii)	Amount of Interest paid by the Company in terms of Section 16 of the MSMED, along with the amount of the payment made to the supplier beyond the appointed day during the accounting year	**-**	-

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2010 and Abridged Profit and Loss Account for the year ended on that date

(Rs. in crore)

	As at 31st March, 2010	As at 31st March, 2009
(iv) Payment made to the enterprises beyond appointed date under Section 16 of MSMED	**74.45**	13.31
(v) Amount of Interest due and payable for the period of delay in making payment, which has been paid but beyond the appointed day during the year, but without adding the interest specified under MSMED	**0.25**	0.26
(vi) The amount of interest accrued and remaining unpaid at the end of each accounting year; and	**1.25**	0.71
(vii) The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of the MSMED.	**0.71**	0.33

17 Earnings per Share (EPS) (Note 21 - Schedule Q of Annual Accounts)

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
Basic and Diluted EPS before adjustment of Amalgamation/ Arrangement and Exceptional Items		
(i) Profit/ (Loss) attributable to Equity Shareholders (Rs. in crore) (used as numerator for calculating Basic EPS)	**497.28**	1,342.84
(ii) Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**497.28**	1,342.84
(iii) Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,06,40,26,881**	2,06,40,26,881
(iv) Add : Effect of potential Equity Shares to be issued under FCCBs	**8,91,38,933**	9,11,20,244
(v) Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,15,31,65,814**	2,15,51,47,125
(vi) Basic EPS of Rs. 5 each (Rs.)	**2.41**	6.51
(vii) Diluted EPS of Rs. 5 each (Rs.)	**2.31**	6.23
Basic and Diluted EPS after adjustment of Amalgamation/ Arrangement and Exceptional Items		
(i) Profit/ (Loss) attributable to Equity Shareholders (Rs. in crore) (used as numerator for calculating Basic EPS)	**478.93**	4,802.67
(ii) Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**478.93**	4,802.67
(iii) Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,06,40,26,881**	2,06,40,26,881
(iv) Add : Effect of potential Equity Shares to be issued under FCCBs	**8,91,38,933**	9,11,20,244
(v) Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,15,31,65,814**	2,15,51,47,125
(vi) Basic EPS of Rs. 5 each (Rs.)	**2.32**	23.27
(vii) Diluted EPS of Rs. 5 each (Rs.)	**2.22**	22.28

18 Loans and Advances in the nature of loans to Subsidiary Companies (Note 22 - Schedule Q of Annual Accounts)

(Rs. in crore)

Sr. No.	Name of the Company	As at 31st March, 2010	As at 31st March, 2009	Maximum Balance during the year	Maximum Balance during the previous year
(i)	Reliance Gateway Net Limited	**-**	-	**-**	977.67
(ii)	Reliance Webstore Limited	**308.24**	460.88	**552.67**	951.04
(iii)	Netizen Rajasthan Limited	**7.20**	7.20	**7.20**	7.20
(iv)	Gateway Net Trading Pte. Limited	**-**	10.14	**10.14**	10.14
(v)	Reliance Telecom Limited	**3,571.08**	7,879.49	**8,635.81**	7,893.71
(vi)	Campion Properties Limited	**114.62**	90.83	**114.62**	90.83
(vii)	Reliance Communications Infrastructure Limited	**1,617.49**	1,627.93	**3,204.51**	3,765.01
(viii)	Reliance Infocomm Infrastructure Private Limited	**545.37**	767.30	**793.53**	1,175.64

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2010 and Abridged Profit and Loss Account for the year ended on that date

(Rs. in crore)

Sr. No.	Name of the Company	As at 31st March, 2010	As at 31st March, 2009	Maximum Balance during the year	Maximum Balance during the previous year
(ix)	Reliance Big TV Limited	**268.87**	137.83	**400.12**	193.11
(x)	Reliance Infratel Limited	**5,942.18**	6,975.21	**7,322.32**	6,975.21
(xi)	Reliance Tech Services Private Limited	**15.27**	3.63	**44.27**	65.63
		12,390.32	17,960.44	**21,085.19**	22,105.19

Loans and Advances to subsidiaries except Reliance Telecom Limited and Reliance Infratel Limited are interest free loans, where there is no repayment schedule and are repayable on demand.

19 Employee Stock Option Scheme (Note 23 - Schedule Q of Annual Accounts)

The Company operates two Employee Stock Option Plans; ESOS Plan 2008 and ESOS Plan 2009, which cover eligible employees of the Company, the Holding Company and its Subsidiaries. ESOS Plans are administered through an ESOS Trust. The Vesting of the options is on the expiry of one year from the date of Grant as per Plan under the respective ESOS(s). In respect of Options granted, the accounting value of Options (based on market price of the share on the date of the grant of the option) is accounted as deferred employee compensation, which is amortised on a straight line basis over the Vesting Period. Each Option entitles the holder thereof to apply for and be allotted / transferred one Equity Share of the Company of Rs. 5 each upon payment of the Exercise Price during the Exercise Period. The maximum Exercise Period is 10 years from the date of Grant of Options.

The Company has established a Trust for the implementation and management of ESOS for the benefit of its present and future employees. Advance of Rs. 331.16 crore (Previous year Rs.159.00 crore) has been granted to the Trust. Rs. 331.00 crore (Previous year Rs. 154.91 crore) has been utilised by the Trust for purchasing 1.67 crore (0.92 crore) Equity Shares during the period upto 31st March, 2010.

Amounts earlier charged in respect of surrendered Options under ESOS Plan 2008 amounting to Rs. 6.65 crore (Previous year charge of Rs. 7.47 crore) has been reversed during the year and reflected as Exceptional Item in Profit and Loss Account. No amount is chargeable in respect of Options granted under ESOS Plan 2009.

Particulars	Employees Stock Option Plans			
	ESOS Plan 2008		ESOS Plan 2009	
	Number of Options	Weighted average exercise price (Rs.)	Number of Options	Weighted average exercise price (Rs.)
Number of Options Outstanding at the beginning of the year	16,07,320	394.06	1,12,78,995	206.00
Number of Options granted	Nil	-	Nil	-
Number of Options vested	16,07,320	394.06	1,12,78,995	206.00
Total number of Options exercised	Nil	-	Nil	-
Total number of Options forfeited / lapsed	4,85,109	404.15	19,55,780	206.00
No of Options outstanding at the end of the year	11,22,211	389.70	93,23,215	206.00

If the entity would have estimated fair value computed on the basis of Black-Scholes pricing model, the compensation cost for the year ended 31st March, 2010 for ESOS Plan 2008 and ESOS Plan 2009 would have been higher by Rs. 3.56 crore and Rs.12.26 crore respectively. The key assumptions used to estimate the fair value of options are given below.

Particulars	ESOS Plan 2008	ESOS Plan 2009
Risk-free interest rate	8.01%	8.12%
Expected life	8 years	9 years
Expected volatility	56.26%	56.26%
Expected dividend yield	0.47%	0.47%
Price of the underlying share in market at the time of option grant	Rs. 541.15	Rs. 174.00

20 Exceptional Items (Note 24 - Schedule Q of Annual Accounts)

Exceptional Items consist of write back of charges of Rs.6.65 crore (Previous year a charge of Rs. 7.47 crore) of Options which have lapsed under ESOS Plan 2008 as mentioned in Note 19 above and Stamp Duty of Rs. 25.00 crore paid by the Company on conveyancing of the assets pursuant to the Schemes approved during the year by the Hon'ble High Court. Exceptional Items during the previous year ended on 31st March, 2009 included Rs. 404.03 crore relatable to the period ended upto 31st March, 2008, being the difference arising on restating, on the basis of closing rate of foreign currency as at 31st March, 2009, the foreign currency denominated Redeemable Preference Shares of its subsidiaries Reliance Globalcom BV (RGBV) and Gateway Net Trading Pte. Limited as required by Accounting Standard ("AS") 11 "Effects of changes in foreign exchange rates" and Rs. 3,063.27 crore, being the Profit on transfer of OFC Undertaking under the Scheme of Arrangement.

21 Recovery of Expenses (Note 25 - Schedule Q of Annual Accounts)

Expenses under the heads Provision for Employees Cost and Other Expenses are net of recoveries for common cost from Reliance Communications Infrastructure Limited (RCIL), a Wholly Owned Subsidiary of the Company. Such amounts recovered for the year amount to Rs. 116.86 crore (Previous year Rs. 133.05 crore) for Employee Cost and Rs. 506.91crore (Previous year Rs.500.28 crore) for Sales and General Administrative Expenses comprising of Rs. 81.00 crore (Previous year Rs. 87.50 crore) for Advertising Expenses, Rs. 339.62 crore (Previous year Rs. 332.10 crore) for Customer Acquisition and Customer Care, Rs.86.29 crore (Previous year Rs. 80.68 crore) for Hire charges. Similarly, the amount recovered from Reliance Infratel Limited (RITL), a subsidiary of RCIL for the year includes Rs. 17.75 crore (Previous year Rs. Nil) for Employee Cost and Rs. 35.76 crore (Previous year Rs. Nil) for Sales and General Administration Expenses. The Company has also collected interest, equivalent to its cost of funds, from Reliance Communications Infrastructure Limited Rs. Nil (Previous year Rs. 116.72 crore), Reliance Infratel Limited and Reliance Telecom Limited amounting to Rs. 250.55 crore (Previous year Rs. Nil) and Rs. 230.96 crore (Previous year Rs. 445.17 crore) respectively for the year ended 31st March, 2010.

22 License Fees (Note 26 - Schedule Q of Annual Accounts)

The Company accounts for its liabilities in respect of License Fees payable by way of Revenue Share to be computed on the Gross Revenue of the Company after taking into account the decision of the Telecom Disputes Settlement And Appellate Tribunal (the TDSAT) dated 30th August, 2007 specifying that revenues not related to UAS and Other Licences under which the Company operates are not to be included in the computation of Revenue Share. The TDSAT has, by its decision dated 26th March, 2009 applied the said decision dated 30th August, 2007 to the Company. The decision of the TDSAT is the subject matter of Appeal pending before the Supreme Court. No provision is considered necessary in this regard.

23 Special Audit (Note 27 - Schedule Q of Annual Accounts)

Pursuant to the Telecom License Agreement, the Department of Telecommunications (DOT) directed audits of various Telecom companies including of the Company. The Special Auditors appointed by DOT were required to verify records of the Company and some of its subsidiaries for the years ended 31st March, 2007 and 31st March, 2008 relating to license fees and revenue share. The report of the Special Auditor's alleging a shortfall of license fee and revenue share of Rs.316.00 crore is mala fide and is in the Company's opinion biased and full of errors and inaccuracies. Criminal complaints filed by the Company against the wrongful leaking of the Report are being investigated by the Police. The Institute of Chartered Accountants of India (ICAI) is investigating the professional and other misconduct of the Special Auditors. The Company has also made presentations and representations to DOT on the observations of the Special Auditor. The Company is advised that based inter alia on current understanding of the regulation by the industry and judicial pronouncements directly applicable to the issues raised in the Special Audit report, all of which have not been properly considered nor appreciated in the Report, no provision is required in the accounts of the Company.

24 Financial Statements of Subsidiary Companies (Note 28 - Schedule Q of Annual Accounts)

The Ministry of Corporate Affairs, Government of India vide its letter No.47/60/2010-CL-III dated 7th May, 2010 issued under Section 212 (8) of the Companies Act, 1956 has exempted the Company from attaching the Balance Sheets, Profit and Loss Accounts, Cash Flow Statements and other documents of its subsidiaries under Section 212(1) of the Companies Act, 1956. As per the approval, key details of each subsidiary are attached.

25 Performance Ratios

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
(i) Total Income / Total Assets	**0.15**	0.15
(ii) Net Profit Before Interest and Tax / Capital Employed (%)	**(0.59)**	6.14
(iii) Return on Networth (%)	**0.95**	9.29
(iv) Profit After Tax / Income (%)	**3.83**	35.07

26 Related Parties (Note 29 - Schedule Q of Annual Accounts)

As per Accounting Standard ("AS") 18, prescribed under the Companies (Accunting Standards) Rules, 2006 the disclosures of transactions with the related parties are given below.

A List of Related Party; where control exists

Sr. No.	Name of the Subsidiary companies (direct and step down subsidiaries)
1	Reliance Communications Infrastructure Limited
2	Reliance Telecom Limited
3	Reliance Infocomm Infrastructure Private Limited
4	Reliance Digital Home Services Limited
5	Reliance WiMax Limited
6	Reliance Global IDC Limited
7	Reliance Webstore Limited
8	Campion Properties Limited
9	Reliance Mobile Limited (upto 23-03-10)
10	Reliance Infratel Limited
11	Matrix Innovations Limited
12	Reliance Communications Investment and Leasing Limited
13	Netizen Rajasthan Limited
14	FLAG Access India Private Limited
15	Reliance Tech Services Private Limited
16	Reliance Big TV Limited
17	Reliance Globalcom B.V.
18	Gateway Net Trading Pte. Limited

Sr. No.	Name of the Subsidiary companies (direct and step down subsidiaries)
19	Reliance Globalcom Limited
20	Reliance FLAG Pacific Holdings Limited
21	FLAG Pacific Limited
22	FLAG Telecom Singapore Pte. Limited
23	FLAG Telecom Development Limited
24	FLAG Telecom Development Services Company LLC
25	FLAGWEB Limited
26	FLAG Telecom Network Services Limited
27	Reliance FLAG Telecom Ireland Limited
28	FLAG Telecom Japan Limited
29	FLAG Telecom Servizi Italia SpA
30	FLAG Telecom Network USA Limited
31	FLAG Telecom Belgium Network SA
32	FLAG Telecom Espana Network SAU
33	FLAG Telecom Group Services Limited
34	FLAG Telecom Asia Limited
35	FLAG Telecom Deutschland GmbH
36	FLAG Telecom Nederland B.V.
37	FLAG Telecom Hellas AE
38	FLAG Atlantic UK Limited
39	Reliance FLAG Atlantic France SAS
40	FLAG Telecom Taiwan Services Limited
41	FLAG Holdings (Taiwan) Limited - Board Control
42	FLAG Telecom Taiwan Limited
43	FLAG Telecom Ireland Network Limited
44	Reliance Communications, Inc.
45	Reliance Communications International, Inc.
46	Reliance Communications Canada, Inc.
47	Bonn Investment, Inc (formerly Reliance Netway, Inc.)
48	Reliance Communications (UK) Limited
49	Reliance Communications (Hong Kong) Limited
50	Reliance Infocom, Inc.
51	Reliance Communications (Singapore) Pte. Limited
52	Reliance Communications (New Zealand) Pte. Limited
53	Reliance Communications (Australia) Pty. Limited
54	Seoul Telenet, Inc.
55	RCOM Malaysia SDN. BHD.
56	Reliance Telecom Infrastructure (Cyprus) Holdings Limited - Board Control
57	Lagerwood Investments Limited - Board Control
58	Reliance Globalcom (UK) Limited
59	Euronet Spain SA
60	Net Direct SA (Proprietary) Limited
61	Vanco (Shanghai) Co. Limited
62	Vanco ApS
63	Vanco (Asia Pacific) Pte. Limited
64	Vanco Australasia Pty. Limited
65	Vanco Benelux B.V.
66	Vanco B.V.
67	Vanco Deutschland GmbH
68	Vanco EpE
69	Vanco Sp Zoo
70	Vanco Euronet Sro
71	Vanco Global Limited
72	Vanco GmbH
73	Reliance Vanco Group Limited
74	Vanco Hong Kong Solutions Limited
75	Vanco International Limited
76	Vanco Japan KK
77	Vanco Net Direct Limited
78	Vanco Net Direct Limited, Ireland
79	Vanco NV
80	Vanco ROW Limited
81	Vanco SAS
82	Vanco Solutions, Inc.
83	Vanco South America Ltda
84	Vanco SRL
85	Vanco Sweden AB
86	Vanco Switzerland AG
87	Vanco UK Limited
88	Vanco US LLC
89	VNO Direct Limited
90	WANcom GmbH
91	Anupam Global Soft (U) Limited
92	Reliance Globalcom Services, Inc.
93	Yipes Holdings, Inc.
94	YTV, Inc.
95	Yipes Systems, Inc
96	Reliance WiMax World BVI
97	Reliance WiMax World B.V.
98	Reliance WiMax World Ltd
99	Reliance WiMax World LLC
100	Reliance WiMax Congo-Brazzaville B.V.
101	Reliance WiMax Guinea B.V.
102	Access Guinea SARL
103	Interconnect Brazzaville S.A.
104	Reliance WiMax Sierra Leone B.V.
105	Equatorial Communications Limited
106	Reliance WiMax Cameroon B.V.
107	Equatorial Communications SARL
108	Reliance WiMax D.R.C. B.V. (w.e.f. 1st April, 2009)
109	Reliance WiMax Gambia B.V. (w.e.f. 21st April, 2009)
110	Reliance WiMax Mauritius B.V. (w.e.f. 1st April, 2009)
111	Reliance WiMax Mozambique B.V. (w.e.f. 21st April, 2009)
112	Reliance WiMax Niger B.V. (w.e.f. 1st April, 2009)
113	Reliance WiMax Zambia B. V. (w.e.f. 1st April, 2009)
114	Access Bissau LDA (w.e.f. 1st April, 2009)
115	Global Innovative Solutions Private Limited (w.e.f. 4th September, 2009)
116	Reliance Gateway Net Limited (upto 13th July, 2009)

Holding Company

117 Reliance Innoventures Private Limited

118 AAA Communication Private Limited (ceased to be the Holding Company w.e.f. 9th October, 2009)

Individuals

Promoters

119 Shri Anil D. Ambani, the person having control during the year

Manager

120 Shri Hasit Shukla

B List of Other Related Parties; where there have been transactions

Associate Companies

1 Mumbai Metro Transport Private Limited (w.e.f. 18th January, 2010)

2 Warf Telecom International Private Limited

Fellow Subsidiaries

3 Reliance Capital Limited

4 Reliance General Insurance Company Limited

Disclosure in respect of transactions which are more than 10% of the total transactions of the same type with a related party during the year

1 Fixed assets acquired during the year include Rs.38.97 crore from Reliance Tech Services Private Limited and Rs. 238.94 crore from Reliance Infratel Limited. Also during the year, the Company has transferred fixed assets pertaining to passive infrastructure of Rs. 452.19 crore and Capital Work-in-Progress of Rs. 436.89 crore to Reliance Infratel Limited. *(Previous year - Fixed assets acquired during the year include Rs. 5.01 crore from Reliance FLAG Atlantic France SAS, Rs. 43.34 crore from Reliance Tech Services Private Limited and Rs. 932.87 crore from Reliance Infratel Limited).*

2 Loans and Advances include loan granted during the year of Rs. 15,496.03 crore to Reliance Communications Infrastructure Limited, Rs.137.18 crore to Reliance Webstore Limited, Rs.802.66 crore to Reliance Infratel Limited, Rs.326.13 crore to Reliance Big TV Limited, Rs. 56.37 crore to Reliance Infocomm Infrastructure Private Limited, Rs.57.24 crore to Reliance Tech Services Private Limited, Rs.25,485.59 crore to Reliance Telecom Limited, Rs.23.80 crore to Campion Properties Limited and repaid during the year Rs.15,506.48 crore by Reliance Communications Infrastructure Limited, Rs. 289.82 crore by Reliance Webstore Limited, Rs.195.08 crore by Reliance Big TV Limited, Rs.29,794.00 crore by Reliance Telecom Limited, Rs. 1,835.69 crore by Reliance Infratel Limited, Rs.45.60 crore by Reliance Tech Services Private Limited, Rs.10.14 crore by Gateway Net Trading Pte. Limited and Rs.278.30 crore by Reliance Infocomm Infrastructure Limited. *(Previous year - Loans and Advances include loan granted during the year of Rs. 1,554.21 crore to Reliance Telecom Limited, Rs. 27,340.47 crore to Reliance Communications Infrastructure Limited, Rs. 890.79 crore to Reliance Webstore Limited, Rs. 31.46 crore to Campion Properties Limited, Rs. 2,543.54 crore to Reliance Infratel Limited, Rs. 206.49 crore to Reliance Big TV Limited, Rs. 793.02 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 71.89 crore to Reliance Tech Services Private Limited and Rs. 6,718.94 crore, as per the Scheme of Arrangement, to Reliance Infratel Limited and repaid during the year Rs. 28,073.13 crore by Reliance Communications Infrastructure Limited, Rs. 1,327.27 crore by Reliance Webstore Limited, Rs. 1,201.36 crore by Reliance Infocomm Infrastructure Private Limited, Rs. 146.78 crore by Reliance Big TV Limited, Rs. 1,780.12 crore by Reliance Telecom Limited, Rs. 2,287.27 crore by Reliance Infratel Limited, Rs.68.25 crore by Reliance Tech Services Private Limited and converted into Equity Shares of Rs. 977.62 crore by Reliance Gateway Net Limited).*

3 Sundry Debtors include Rs.303 crore from Reliance Communications, Inc., Rs.14.20 crore from FLAG Telecom Ireland Network Limited, Rs.46.08 crore from Reliance Communications Infrastructure Limited, Rs.42.43 crore from Reliance Communications International, Inc., Rs.0.94 crore from Reliance Communications Canada, Inc., Rs.92.20 crore from Reliance Telecom Limited, Rs.24.65 crore from Reliance Big TV Limited and Rs.21.69 crore from Reliance Webstore Limited. *(Previous year - Sundry Debtors include Rs. 298.53 crore from Reliance Communications, Inc., Rs. 99.67 crore from FLAG Telecom Ireland Network Limited, Rs. 42.28 crore from Reliance Communications Infrastructure Limited, Rs. 61.03 crore from Reliance Communications International, Inc., Rs. 4.57 crore from Reliance Communications Canada, Inc., Rs. 0.20 crore from Reliance WiMax Limited, Rs. 47.96 crore from Reliance Telecom Limited and Rs. 6.94 crore from Reliance Big TV Limited).*

4 Loans include Rs.268.87 crore to Reliance Big TV Limited, Rs.1,617.49 crore to Reliance Communications Infrastructure Limited, Rs. 545.37 crore to Reliance Infocomm Infrastructure Private Limited, Rs.308.24 crore to Reliance Webstore Limited, Rs.7.20 crore to Netizen Rajasthan Limited,Rs. 3,571.08 crore to Reliance Telecom Limited,Rs. 114.62 crore to Campion Properties Limited, Rs. 5,942.18 crore to Reliance Infratel Limited, Rs.15.27 crore to Reliance Tech Services Private Limited and Advances include Rs. 1,425.88 crore to Reliance Communications Infrastructure Limited. *(Previous year-Advances include Rs. 18.16 crore to Reliance Big TV Limited, Rs. 23.58 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 21.53 crore to Reliance Flag Atlantic France SAS, Rs. 0.08 crore to Reliance Communications Investment and Leasing Limited, Rs. 1,582.78 crore to Reliance Communications Infrastructure Limited,Rs. 6.62 crore to Alcatel-Lucent Managed Solutions India Private Limited, a Joint Venture (JV) and Rs. 20.95 crore to Reliance General Insurance Company Limited).*

5 Sundry Creditors include Rs. 40.63 crore to Reliance FLAG Atlantic France SAS, Rs.1,036.00 crore to Reliance Infratel Limited, Rs.25.84 crore to Reliance Communications (UK) Limited, Rs.18.24 crore to Reliance Tech Services Private Limited, Rs.3.72 crore to Reliance Infocom, Inc., Rs. 8.37 crore to Gateway Net Trading Pte. Limited Rs.20.31crore to Reliance Infocomm Infrastructure Private Limited, Rs. 63.66 crore to Alcatel-Lucent Managed Solutions India Private Limited, a JV. *(Previous year - Sundry Creditors include Rs. 234.99 crore to Reliance FLAG Atlantic France SAS, Rs. 1,265.36 crore to Reliance Infratel Limited, Rs. 9.95 crore to Reliance Webstore Limited, Rs. 12.43 crore to Reliance Communications (UK) Limited, Rs. 15.87 crore to Reliance Tech Services Private Limited, Rs. 4.15 crore to Reliance Infocom, Inc., Rs. 17.94 crore to Gateway Net Trading Pte. Limited Rs. 0.47 crore to Reliance Communications, Inc., Rs. 0.63 crore to Reliance Communications International, Inc., Rs. 0.12 crore to Reliance WiMax Limited, Rs. 3.41 crore to Reliance Capital Limited and Rs. 14.61 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 36.88 crore to Alcatel-Lucent Managed Solutions India Private Limited, a JV).*

6 Turnover includes Rs.596.35 crore from Reliance Communications Infrastructure Limited, Rs.342.37 crore from Reliance Communications, Inc., Rs. 111.41 crore from Reliance Communications International, Inc., Rs. 42.47 crore from Reliance Webstore Limited, Rs. 15.10 crore from Flag Telecom Ireland Network Limited, Rs.4.05 crore from Reliance Communications Canada, Inc., Rs. 21.51 crore from Reliance Big TV Limited and Rs.462.52 crore from Reliance Telecom Limited. *(Previous year - Turnover includes Rs. 476.19 crore from Reliance Communications Infrastructure Limited, Rs. 596.17 crore from Reliance Communications, Inc., Rs. 227.16 crore from Reliance Communications International, Inc., Rs. 76.04 crore from Reliance Webstore Limited, Rs. 22.82 crore from Flag Telecom Ireland Network Limited, Rs. 4.91 crore from Reliance Communications Canada, Inc., Rs. 0.62 crore from Reliance WiMax Limited, Rs. 8.83 crore from Reliance Big TV Limited, Rs. 313.65 crore from Reliance Telecom Limited and Rs. 1.47 crore from Reliance Communications (UK) Limited).*

Notes on Accounts to Abridged Balance Sheet as at 31st March, 2010 and Abridged Profit and Loss Account for the year ended on that date

7 Expenditure includes Access Charges: Rs. 149.38 crore to Reliance Communications, Inc., Rs. 137.87 crore to Reliance Telecom Limited, Network Operation Expenses: Rs.4,946.47 crore to Reliance Infratel Limited, Rs. 67.18 crore to Reliance FLAG Atlantic France SAS, Rs.6.86 crore to Reliance Communications Infrastructure Limited and Rs.17.69 crore to Reliance Communications (UK) Limited. Selling and Marketing expenses: Rs.132.45 crore to Reliance Communications Infrastructure Limited, Rs. 142.06 crore to Reliance Webstore Limited. General and Administrative Expenses: Rs. 195.33 crore to Reliance Communications Infrastructure Limited, Rs. 51.19 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 18.04 crore to Reliance Tech Services Private Limited, Rs.154.26 crore to Alcatel-Lucent Managed Solutions India Private Limited, Rs. 23.09 crore to Reliance General Insurance Company Limited. Rent, Rates and Taxes: Rs. 2.63 crore to Reliance Capital Limited. Finance Charges includes Rs. 326.20 crore received from Reliance Infratel Limited, Rs.6.03 crore to Reliance Webstore Limited and Rs.230.96 crore from Reliance Telecom Limited.

Expenditure under the heads Provision for Employees Cost and Other Expenses are net of recoveries for common cost from Reliance Communications Infrastructure Limited, a Wholly Owned Subsidiary of the Company (Refer Note 21, Notes on Accounts).

(Previous year - Expenditure includes Access Charges: Rs. 83.85 crore to Reliance Communications, Inc., Rs. 91.11 crore to Reliance Telecom Limited. Network Operation Expenses: Rs.2,749.23 crore to Reliance Infratel Limited, Rs. 120.85 crore to Reliance FLAG Atlantic France SAS, Rs. 1.27 crore to Reliance Telecom Limited, Rs.3.92 crore to Reliance Communications Infrastructure Limited and Rs.0.95 crore to Reliance Communications (UK) Limited. Selling and Marketing expenses: Rs. 87.26 crore to Reliance Communications Infrastructure Limited, Rs. 171.04 crore to Reliance Webstore Limited. General and Administrative Expenses: Rs. 171.07 crore to Reliance Communications Infrastructure Limited, Rs. 43.51 crore to Reliance Infocomm Infrastructure Private Limited, Rs. 15.18 crore to Reliance Tech Services Private Limited, Rs.63.38 crore to Alcatel-Lucent Managed Solutions India Private Limited, a JV and Rs.17.20 crore to Reliance General Insurance Company Limited. Professional Fees: Rs. 1.09 crore to Reliance Infocom, Inc. Rent, Rates and Taxes: Rs. 5.87 crore to Reliance Capital Limited. Finance Charges include Rs. 445.17 crore receivable from Reliance Telecom Limited and Rs. 116.72 crore receivable from Reliance Communications Infrastructure Limited).

8 Financial Guarantee issued includes Rs. 69.80 crore to Reliance Globalcom B.V. *(Previous year - Rs. 69.80 crore to Reliance Globalcom B.V.).*

9 Corporate Guarantee issued includes Rs. 934.28 crore to Reliance Infratel Limited, Rs.330.18 crore to Gateway Net Trading Pte. Limited, Rs. 949.25 crore to Reliance Telecom Limited, *(Previous year-Corporate Guarantee issued to the Banks include Rs.102.00 crore for Reliance Telecom Limited, Rs. 3,123.93 crore for Reliance Infratel Limited, Rs. 2,422.20 crore for Gateway Net Trading Pte. Limited).*

10 The Company has collected interest, equivalent to its cost of funds, from Reliance Infratel Limited and Reliance Telecom Limited amounting to Rs. 326.20 crore and Rs. 230.96 crore respectively. *(Previous year-The Company has collected interest, equivalent to its cost of funds, from Reliance Communications Infrastructure Limited and Reliance Telecom Limited amounting to Rs. 116.72 crore and Rs. 445.17 crore respectively).*

Transactions with Related Parties during the year 1st April, 2009 to 31st March, 2010

(Figures in bracket represent of Previous year)

(Rs. in crore)

Sr. No	Nature of Transactions	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
(A)	**Investments**					
	Balance as at 1st April, 2009	**31,342.35** (13,821.84)	**22.30** (22.30)	- -	- -	**31,364.65** (13,844.14)
	Purchased/ adjusted during the year	**1,600.50** (2,130.29)	**0.01** -	- -	- -	**1,600.51** (2,130.29)
	Purchased/ adjusted during the year on account of Revaluation/Forex Revaluation	- (809.46)	- -	- -	- -	- (809.46)
	Purchased/ adjusted/ fair valued as per Scheme of Arrangement	- (16,677.19)	- -	- -	- -	- (16,677.19)
	Sold/ adjusted as per the Scheme of Arrangement during the year	**1,066.84** (2,096.43)	- -	- -	- -	**1,066.84** (2,096.43)
	Balance as at 31st March, 2010	**31,876.01** (31,342.35)	**22.31** (22.30)	- -	- -	**31,898.32** (31,364.65)
(B)	**Purchase of Assets**	**277.92** (981.23)	- -	- -	- -	**277.92** (981.23)

(Rs. in crore)

Sr. No	Nature of Transactions	Subsidiaries	Associates	Fellow Subsidiaries	Others	Total
(C)	**Sundry Debtors**	**545.19**	**-**	**-**	**-**	**545.19**
		(561.17)	-	-	-	(561.17)
(D)	**Loans & Advances**					
	(i) Loans given					
	Balance as at 1st April, 2009	**17,960.44**	**-**	**-**	**-**	**17,960.44**
		(13,661.35)	-	-	-	(13,661.35)
	Given during the year	**42,385.00**	**-**	**-**	**-**	**42,385.00**
		(33,442.01)	-	-	-	(33,442.01)
	Given/adjusted during the year as per the Scheme of Arrangement	**-**	**-**	**-**	**-**	**-**
		(13,434.43)	-	-	-	(13,434.43)
	Repaid & Adjusted during the year	**47,955.13**	**-**	**-**	**-**	**47,955.13**
		(35,861.81)	-	-	-	(35,861.81)
	Repaid/adjusted during the year as per the Scheme of Arrangement	**-**	**-**	**-**	**-**	**-**
		(6,715.54)	-	-	-	(6,715.54)
	Balance as at 31st March, 2010	**12,390.31**	**-**	**-**	**-**	**12,390.31**
		(17,960.44)	-	-	-	(17,960.44)
	(ii) Advances	**1,501.28**	**-**	**0.63**	**-**	**1,501.91**
		(1,646.26)	(6.62)	(20.95)	-	(1,673.83)
	(iii) Other Current Assets	**557.16**	**-**	**-**	**-**	**557.16**
		(561.89)	-	-	-	(561.89)
(E)	**Sundry Creditors**	**1,153.13**	**63.66**	**2.63**	**-**	**1,219.42**
		(1,576.52)	(36.88)	(3.41)	-	(1,616.81)
(F)	**Turnover**	**1,595.81**	**-**	**-**	**-**	**1,595.81**
		(2,289.76)	-	-	-	(2,289.76)
(G)	**Expenditure**					
	Access Charges	**287.25**	**-**	**-**	**-**	**287.25**
		(174.96)	-	-	-	(174.96)
	Network Operation Expenses	**5,049.22**	**154.26**	**-**	**-**	**5,203.48**
		(2,876.22)	-	-	-	(2,876.22)
	Selling and Marketing Expenses	**274.50**	**-**	**-**	**-**	**274.50**
		(258.30)	-	-	-	(258.30)
	General and Administration Expenses	**265.27**	**-**	**23.09**	**-**	**288.36**
		(229.76)	(63.38)	(17.20)	-	(310.34)
	Professional Fees	**0.04**	**-**	**-**	**-**	**0.04**
		(1.09)	-	-	-	(1.09)
	Rent, Rates and Taxes	**-**	**-**	**2.63**	**-**	**2.63**
		-	-	(5.87)	-	(5.87)
(H)	**Corporate Guarantee**	**2,213.71**	**-**	**-**	**-**	**2,213.71**
		(5,648.13)	-	-	-	(5,648.13)
(I)	**Person having control during the year**	**-**	**-**	**-**	**0.02**	**0.02**
	Shri Anil D. Ambani - Sitting Fees	-	-	-	(0.02)	(0.02)
(J)	**Key Managerial Person**	**-**	**-**	**-**	**0.74**	**0.74**
	Shri Hasit Shukla - Managerial Remuneration	-	-	-	(0.70)	(0.70)

27 Additional information as required under Part IV of Schedule VI to the Companies Act, 1956

Balance Sheet Abstract and Company's General Business Profile:

I. Registration Details:

Registration No.	11-147531	State Code	11
Balance Sheet Date:	31-03-2010		

II. Capital raised during the year: (Amount Rs. in thousands)

Public Issue:	NIL	Rights Issue:	NIL
Bonus Issue:	NIL	Private Placement:	NIL

III. Position of mobilisation and deployment of funds: (Amount Rs. in thousands)

Total Liabilities:	749771171.49	Total Assets:	749771171.49
Sources of Funds:		**Application of Funds:**	
Paid up Capital:	10320134.41	Net Fixed Assets:	322959984.12
Reserves and Surplus:	494668222.99	Investments:	318985974.47
Share Application Money:	NIL	Net Current Assets:	107825212.90
Secured Loans:	30000000.00	Miscellaneous Expenditure:	NIL
Unsecured Loans:	214782814.09	Profit and Loss Account:	NIL

IV. Performance of the Company: (Amount Rs. in thousands)

Net Turnover:	125117190.40	Total Expenditure:	118922471.68
Profit / (-) Loss before tax:	6194718.72	Profit / (-) Loss after tax:	4789292.03
Earnings per Share in Rs:			
- Basic	2.32	Dividend Rate (%):	17
- Diluted	2.22		

V. Generic Names of principal services of the Company:

Item Code number	NA	Product Description	TELECOMMUNIC ATION SERVICES

Cash Flow Statement Annexed to the Abridged Balance Sheet for the year ended 31st March, 2010

(Rs. in crore)

		For the year ended 31st March, 2010		For the year ended 31st March, 2009	
A	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before tax as per Profit and Loss Account		**619.47**		4,815.07
	Adjusted for :				
	Provision for Doubtful Debts	**108.78**		105.04	
	Amortisation of Intangibles and Depreciation	**1,511.24**		1,933.51	
	Exceptional and Non Recurring items				
	Discount on buyback of FCCBs	**(24.49)**		(79.61)	
	Employee compensation expenses (ESOS)	**(6.65)**		7.47	
	Revaluation of Investments	-		(404.03)	
	Profit on transfer of OFC Undertaking	-		(3,063.27)	
	Effect of foreign exchange rate change	**(2,044.98)**		(246.99)	
	Writeback of Provision towards Disputed Liabilities	**(190.52)**		-	
	Profit on sale of assets	-		(0.16)	
	Profit on sale of investments	**(0.24)**		-	
	Interest expenses	**1,113.13**		963.52	
	Rent income	**(2.92)**		(2.92)	
	Interest income	**(577.11)**		(572.05)	
			(113.76)		(1,359.49)
	Operating Profit before Working Capital Changes		**505.71**		3,455.58
	Adjusted for :				
	Receivables and other advances	**(648.63)**		(1,641.07)	
	Inventories	**(45.20)**		(51.92)	
	Trade payables	**1,266.27**		333.66	
			572.44		(1,359.33)
	Cash Generated from Operations		**1,078.15**		2,096.25
	Tax refund		**204.73**		-
	Tax paid		**(239.00)**		(211.38)
	Net Cash from operating activities		**1,043.88**		1,884.87
B	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Additions to Fixed Assets		**(843.36)**		(4,382.62)
	Sale of Fixed Assets		-		10.00
	Purchase of Investments		**(3,814.28)**		(174.83)
	Sale/ Redemption of Investments		**2,842.05**		23.05
	Refund of Loans given to Subsidiaries		**47,955.13**		34,590.74
	Loans given to Subsidiaries		**(42,385.00)**		(38,030.05)
	Rent Income		**2.92**		2.92
	Interest Income		**581.86**		10.25
	Net Cash Used in Investing Activities		**4,339.32**		(7,950.54)

Cash Flow Statement Annexed to the Abridged Balance Sheet for the year ended 31st March, 2010

(Rs. in crore)

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
C CASH FLOW FROM FINANCING ACTIVITIES		
Realised Forex Loss withdrawn from General Reserve	-	(1,118.89)
Proceeds from / (Repayment) of Short Term Borrowings (net)	**(2,527.35)**	1,438.20
Proceeds from Debentures	-	3,000.00
Repayment of Secured Term Loans	-	(950.00)
Proceeds from Unsecured Term Loans	**2,428.07**	5,396.91
Repayment of Unsecured Term Loans	**(4,422.88)**	(90.59)
Dividend Paid (including Tax)	**(191.12)**	(179.23)
Interest Paid	**(1,155.38)**	(1,091.15)
Net Cash from / (used) in Financing Activities	**(5,868.66)**	6,405.25
Net Increase / (Decrease) in Cash and Cash Equivalents	**(485.46)**	339.58
Opening Balance of Cash and Cash Equivalents	**535.15**	192.66
Effect of Exchange (Loss)/Gain on Cash and Cash Equivalents	**32.49**	2.91
Closing Balance of Cash and Cash Equivalents*	**82.18**	535.15
***Closing Balance of Cash and Cash Equivalents**		
Cash and Bank Balances as per Schedule G (including Fixed Deposit)	**82.18**	535.15
	82.18	535.15

Notes

(1) Figures in brackets indicate cash outgo.

(2) Unrealised exchange difference of Rs. Nil (Previous year Rs. 3,345.68 crore) has not been shown separately as adjusted by withdrawal from General Reserve (Refer Note 3, Notes on Accounts).

(3) During the previous year ended on 31st March, 2009 :

(i) Assets and Liabilities pertaining to the Optic Fiber Undertaking transferred pursuant to the Scheme of Arrangement were not considered in the above Statement.

(ii) 1 crore Equity Shares of Re 1/- each at a premium of Rs. 1,000/- per Share totaling to Rs. 1,001.00 crore acquired during the previous year from Reliance Communications Infrastructure Limited by adjusting Deposit and 49,50,000 Equity Share of Rs.10/- each at a premium of Rs. 1,965/- per Share totaling to Rs. 977.63 crore acquired from Reliance Gateway Net Limited (merged into the Company w.e.f. Appointed Date 31st March, 2009) by adjusting Loan thereto have not been considered in the above Statement.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671
Mumbai
15th May, 2010

For B S R & Co.
Chartered Accountants
Firm Reg. No.101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

Financial information of Subsidiary Companies (Rs. In lakh unless otherwise stated)

SL No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment (except in case of investment in subsidiaries)	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
1	Reliance Communications Infrastructure Limited	India	20,102.00	270,069.18	909,890.25	909,890.25	501.02	441,889.00	16,574.00	15,625.00	949.00	-
2	Reliance Infratel Limited	India	141,157.09	375,264.66	1,934,439.09	1,934,439.09	-	627,654.48	97,876.88	7,319.00	90,557.88	-
3	Matrix Innovations Limited	India	5.00	(7,062.98)	67,185.35	67,185.35	0.45	1.74	(12.81)	-	(12.81)	-
4	Reliance WiMax Limited	India	168.71	10,661.08	11,133.79	11,133.79	171.27	14.97	(294.31)	(13.00)	(281.31)	-
5	Netizen Rajasthan Limited	India	185.00	179,191.34	180,103.77	180,103.77	-	-	(571.67)	-	(571.67)	-
6	Reliance Communications Investment and Leasing Limited	India	210.00	53.13	2,306.01	2,306.01	-	-	18.93	5.85	13.08	-
7	Reliance Global IDC Limited	India	5.00	(2.29)	100,002.99	100,002.99	-	-	(0.14)	-	(0.14)	-
8	Reliance Digital Home Services Limited	India	5.00	(0.64)	6.55	6.55	-	-	(0.64)	(0.18)	(0.45)	-
9	Gateway Net Trading Pte. Limited	Singapore	496.54	(39,523.51)	29,761.62	29,761.62	8,322.21	23.11	(23,075.84)	-	(23,075.84)	-
	Unit of Currency - USD		1,100,000.00	(87,557,616.69)	65,931,823.00	65,931,823.00	18,436,452.00	51,186.00	(51,120,593.63)	-	(51,120,593.63)	-
10	Campion Properties Limited	India	356.36	(2,546.18)	9,654.09	9,654.09	-	-	(93.31)	-	(93.31)	-
11	Reliance Webstore Limited	India	5.00	82.11	59,373.64	59,373.64	1,178.22	49,899.70	(10.61)	(20.93)	10.33	-
12	Reliance Infocomm Infrastucture Private Limited	India	500.00	(223.45)	127,086.03	127,086.03	2,310.46	14,851.07	48.39	(6.60)	54.99	-
13	Reliance Telecom Limited	India	8,000.00	9,274.01	754,956.00	754,956.00	295,241.00	227,805.00	11,064.00	7,736.00	3,328.00	-
14	Reliance Big TV Limited	India	1,000.00	(18,996.65)	34,735.87	34,735.87	0.34	26,687.63	(10,681.79)	-	(10,681.79)	-
15	Reliance Tech Services Private Limited	India	1.82	(98.37)	4,438.23	4,438.23	0.23	10,884.54	21.00	109.84	(88.84)	-
16	Reliance Globalcom B.V.	The Netherlands	1,104.47	387,629.46	417,059.11	417,059.11	88,753.49	-	12,449.55	-	12,449.55	-
	Unit of Currency - EUR		1,823,757.00	640,075,071.00	688,670,924.00	688,670,924.00	146,554,633.00	-	20,557,375.00	-	20,557,375.00	-
17	Reliance Infocom, Inc.	USA	406.26	(652.99)	2,786.34	2,786.34	-	4.23	(10.05)	(16.97)	6.91	-
	Unit of Currency - USD		900,000.00	(1,446,577.78)	6,172,661.00	6,172,661.00	-	9,368.00	(22,273.00)	(37,587.00)	15,314.00	-
18	Reliance Communications, Inc.	USA	2,257.00	9,331.58	62,237.04	62,237.04	-	94,178.01	1,262.45	94.67	1,167.77	-
	Unit of Currency - USD		5,000,000.00	20,672,527.00	137,875,584.00	137,875,584.00	-	208,635,375.00	2,796,737.00	209,736.00	2,587,001.00	-
19	Reliance Communications International, Inc.	USA	4.51	3,470.02	15,003.65	15,003.65	-	25,235.71	794.08	56.53	737.55	-
	Unit of Currency - USD		10,000.00	7,687,240.04	33,244,290.17	33,244,290.17	-	55,905,432.00	1,759,151.00	125,226.00	1,633,925.00	-
20	Reliance Communications Canada, Inc.	USA	4.51	(92.96)	477.77	477.77	-	1,023.12	22.78	1.47	21.31	-
	Unit of Currency - USD		10,000.00	(205,935.08)	1,058,411.98	1,058,411.98	-	2,266,551.00	50,464.00	3,255.00	47,209.00	-
21	Bonn Investment, Inc. (Formerly Reliance Netway, Inc.)	USA	4.51	(312.94)	2,991.81	2,991.81	-	-	(8.63)	4.98	(13.61)	-
	Unit of Currency - USD		10,000.00	(693,254.50)	6,627,840.00	6,627,840.00	-	-	(19,127.00)	11,030.00	(30,157.00)	-
22	Reliance Communications (U.K.) Limited	United Kingdom	9.93	11,710.59	23,068.57	23,068.57	-	28,223.13	1,753.46	-	1,753.46	-
	Unit of Currency - GBP		14,600.00	17,213,855.39	33,909,408.62	33,909,408.62	-	41,486,302.18	2,577,479.84	-	2,577,479.84	-
23	Reliance Communications (Hong Kong) Limited	Hong Kong	0.00	(511.51)	6,506.48	6,506.48	-	4,115.36	72.24	-	72.24	-
	Unit of Currency - USD		0.13	(1,133,157.28)	14,414,010.08	14,414,010.08	-	9,116,878.84	160,036.86	-	160,036.86	-
24	Reliance Communications (Australia) Pty. Limited	Australia	0.00	71.95	154.77	154.77	-	134.57	70.13	-	70.13	-
	Unit of Currency - AUD		1.00	174,796.19	375,984.22	375,984.22	-	326,911.00	170,373.06	-	170,373.06	-
25	Reliance Communications (New Zealand) Pte. Limited	New Zealand	0.00	(45.81)	10.32	10.32	-	4.01	(0.32)	-	(0.32)	-
	Unit of Currency - NZD		1.00	(143,807.68)	32,409.89	32,409.89	-	12,602.44	(995.42)	-	(995.42)	-
26	Reliance Communications (Singapore) Pte. Limited	Singapore	29.30	131,016.78	131,136.13	131,136.13	11,032.10	18.14	(21.46)	0.06	(21.52)	-
	Unit of Currency - USD		64,914.00	290,245,425.10	290,509,811.63	290,509,811.63	34,393,100.00	56,540.95	(66,894.41)	187.59	(67,082.00)	-
27	RCOM Malaysia SDN. BHD.	Malaysia	0.00	(38.05)	20.17	20.17	-	6.11	(15.11)	-	(15.11)	-
	Unit of Currency - MYR		2.00	(276,457.40)	146,525.61	146,525.61	-	44,363.27	(109,758.58)	-	(109,758.58)	-
28	Anupam Global Soft (U) Limited	Uganda	651.06	(560.92)	1,585.89	1,585.89	-	-	20.91	-	20.91	-
	Unit of Currency - U.shs		3,000,000,000.00	(2,582,918,492.81)	7,302,740,941.26	7,302,740,941.26	-	-	96,301,053.62	-	96,301,053.62	-
29	Reliance Globalcom Limited, Bermuda	Bermuda	122,627.23	59,910.24	760,992.23	760,992.23	-	132,720.37	41,469.25	(1,178.69)	42,647.94	-
	Unit of Currency - USD		271,659,797.00	132,720,964.18	1,685,848,972.15	1,685,848,972.15	-	294,019,433.29	91,868,076.23	(2,611,192.66)	94,479,268.89	-
30	FLAG Telecom Asia Limited	Hong Kong	4.54	(3,228.41)	7,501.16	7,501.16	-	6,336.00	2,164.50	53.44	2,111.06	-
	Unit of Currency - USD		10,063.87	(7,151,982.75)	16,617,539.22	16,617,539.22	-	14,036,337.59	4,795,085.39	118,390.54	4,676,694.85	-
31	FLAG Telecom Japan Limited	Japan	41.26	(26,614.95)	7,182.05	7,182.05	-	2,153.63	(633.73)	0.71	(634.44)	-
	Unit of Currency - USD		91,405.17	(58,960,907.63)	15,910,616.67	15,910,616.67	-	4,770,995.11	(1,403,920.70)	1,563.21	(1,405,483.91)	-
32	FLAG Telecom Singapore Pte. Limited	Singapore	12.87	(3,539.54)	1,585.28	1,585.28	-	567.79	(799.90)	-	(799.90)	-
	Unit of Currency - USD		28,504.68	(7,841,242.95)	3,511,925.82	3,511,925.82	-	1,257,838.35	(1,772,037.92)	-	(1,772,037.92)	-

Financial information of Subsidiary Companies (Rs. In lakh unless otherwise stated)

Sl. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment (except in case of investment in subsidiaries)	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
33	Seoul Telenet Inc.	Korea	1,022.66	(6,728.51)	2,096.38	2,096.38	-	1,009.51	(266.54)	-	(266.54)	-
	Unit of Currency - USD		2,265,518.80	(14,905,876.20)	4,644,172.69	4,644,172.69	-	2,236,405.19	(590,464.53)	-	(590,464.53)	-
34	FLAG Telecom Taiwan Services Limited	Taiwan	15.17	(3,691.14)	291.34	291.34	-	-	(49.49)	-	(49.49)	-
	Unit of Currency - USD		33,600.00	(8,177,097.35)	645,406.59	645,406.59	-	-	(109,632.82)	-	(109,632.82)	-
35	FLAG Holdings (Taiwan) Limited	Taiwan	2,429.43	(181.03)	4,541.90	4,541.90	-	160.26	155.82	-	155.82	-
	Unit of Currency - USD		5,381,987.56	(401,051.98)	10,061,817.78	10,061,817.78	-	355,033.39	345,183.73	-	345,183.73	-
36	FLAG Telecom Taiwan Limited	Taiwan	5,657.28	599.19	13,355.34	13,355.34	-	2,737.72	276.54	286.65	(10.11)	-
	Unit of Currency - USD		12,532,745.31	1,327,406.88	29,586,485.04	29,586,485.04	-	6,064,956.94	612,634.54	635,031.87	(22,397.33)	-
37	FLAG Access India Private Limited	India	46.50	(1.26)	46.01	46.01	-	-	-	-	-	-
	Unit of Currency - USD		103,012.85	(2,786.66)	101,929.73	101,929.73	-	-	-	-	-	-
38	Reliance Globalcom (UK) Limited	United Kingdom	0.00	2,145.96	5,379.54	5,379.54	-	5,676.90	64.88	(14.31)	79.19	-
	Unit of Currency - USD		3.00	4,754,019.83	11,917,464.85	11,917,464.85	-	12,576,207.43	143,735.23	(31,693.47)	175,428.70	-
39	FLAG Telecom Deutschland GmbH	Germany	10.31	(49.75)	16.28	16.28	-	29.70	13.35	0.54	12.81	-
	Unit of Currency - USD		22,835.00	(110,202.18)	36,057.23	36,057.23	-	65,791.00	29,573.79	1,188.03	28,385.76	-
40	FLAG Telecom Network Services Limited	Ireland	0.01	(17.76)	259.89	259.89	-	0.02	0.02	-	0.02	-
	Unit of Currency - USD		18.00	(39,336.15)	575,744.66	575,744.66	-	40.00	40.00	-	40.00	-
41	Reliance FLAG Telecom Ireland Limited	Ireland	0.01	3,325.48	68,613.50	68,613.50	-	102,412.91	18,788.74	(2.12)	18,790.86	-
	Unit of Currency - USD		18.00	7,367,029.06	152,001,559.39	152,001,559.39	-	226,878,404.15	41,623,260.32	(4,691.49)	41,627,951.81	-
42	FLAG Telecom Ireland Network Limited	Ireland	0.01	(33,178.10)	7,620.02	7,620.02	-	3,881.86	(309.77)	0.18	(309.94)	-
	Unit of Currency - USD		18.00	(73,500,436.63)	16,880,859.11	16,880,859.11	-	8,599,602.42	(686,237.71)	388.81	(686,626.52)	-
43	FLAG Telecom Servizi Italia SpA	Italy	5,196.81	(11,629.31)	4,644.07	4,644.07	-	1,179.04	(1,287.99)	(30.63)	(1,257.36)	-
	Unit of Currency - USD		11,512,654.51	(25,762,757.23)	10,288,140.26	10,288,140.26	-	2,611,973.17	(2,853,320.96)	(67,852.79)	(2,785,468.17)	-
44	FLAG Atlantic UK Limited	United Kingdom	0.00	(51,497.17)	8,545.02	8,545.02	-	3,311.32	829.08	(0.49)	829.57	-
	Unit of Currency - USD		2.00	(114,083,229.38)	18,930,036.32	18,930,036.32	-	7,335,672.10	1,836,675.60	(1,086.11)	1,837,761.71	-
45	Reliance FLAG Atlantic France SAS	France	16.74	(66,081.59)	17,754.19	17,754.19	-	24,060.71	(5,992.96)	-	(5,992.96)	-
	Unit of Currency - USD		37,080.00	(146,392,525.55)	39,331,388.29	39,331,388.29	-	53,302,412.88	(13,276,382.80)	-	(13,276,382.80)	-
46	FLAG Telecom Nederland B.V.	The Netherlands	6.90	(60.30)	45.57	45.57	-	0.39	(51.97)	14.00	(65.96)	-
	Unit of Currency - USD		15,282.00	(133,594.34)	100,958.33	100,958.33	-	865.11	(115,119.68)	31,007.01	(146,126.69)	-
47	FLAG Telecom Hellas AE	Greece	23.02	(111.45)	37.69	37.69	-	-	(7.32)	-	(7.32)	-
	Unit of Currency - USD		50,996.00	(246,889.23)	83,489.57	83,489.57	-	-	(16,225.30)	-	(16,225.30)	-
48	FLAGWEB Limited	Bermuda	5.42	-	5.42	5.42	-	-	-	-	-	-
	Unit of Currency - USD		12,000.00	-	12,000.00	12,000.00	-	-	-	-	-	-
49	FLAG Telecom Espana Network SAU	Spain	24.10	(4,062.59)	343.88	343.88	-	230.06	(367.08)	-	(367.08)	-
	Unit of Currency - USD		53,389.00	(8,999,981.29)	761,800.05	761,800.05	-	509,666.00	(813,204.76)	-	(813,204.76)	-
50	FLAG Telecom Belgium Network SA	Belgium	26.37	(39.58)	2.01	2.01	-	-	(12.14)	-	(12.14)	-
	Unit of Currency - USD		58,410.20	(87,693.54)	4,457.29	4,457.29	-	-	(26,894.08)	-	(26,894.08)	-
51	FLAG Telecom Development Services Company LLC	Egypt	5.96	(88.54)	35.95	35.95	-	188.30	16.65	5.12	11.53	-
	Unit of Currency - USD		13,201.00	(196,135.20)	79,647.08	79,647.08		417,141.86	36,894.72	11,346.00	25,548.72	
52	Reliance FLAG Pacific Holdings Limited	Bermuda	109.35	85,193.78	127,815.74	127,815.74	-	-	(19,095.68)	-	(19,095.68)	-
	Unit of Currency - USD		242,250.00	188,732,343.65	283,154,043.96	283,154,043.96	-	-	(42,303,233.19)	-	(42,303,233.19)	-
53	FLAG Pacific Limited	Bermuda	5.42	109.86	116.52	116.52	-	-	(1.24)	-	(1.24)	-
	Unit of Currency - USD		12,000.00	243,370.93	258,121.00	258,121.00	-	-	(2,750.00)	-	(2,750.00)	-
54	FLAG Telecom Network USA Limited	USA	0.00	(25,664.64)	12,230.35	12,230.35	-	6,255.15	(2,062.55)	7.12	(2,069.66)	-
	Unit of Currency - USD		1.00	(56,855,650.65)	27,094,264.02	27,094,264.02	-	13,857,223.92	(4,569,218.21)	15,771.42	(4,584,989.63)	-
55	FLAG Telecom Group Services Limited	Bermuda	5.42	611.28	249,551.29	249,551.29	-	524.87	250.69	-	250.69	-
	Unit of Currency - USD		12,000.00	1,354,193.18	552,838,475.53	552,838,475.53	-	1,162,765.20	555,363.39	-	555,363.39	-
56	FLAG Telecom Development Limited	Bermuda	5.42	270,234.88	325,239.23	325,239.23	-	2,947.58	1,301.54	-	1,301.54	-
	Unit of Currency - USD		12,000.00	598,659,449.48	720,512,242.65	720,512,242.65	-	6,529,857.99	2,883,338.27	-	2,883,338.27	-
57	Yipes Holdings, Inc.	USA	142,037.92	-	142,037.92	142,037.92	-	-	-	-	-	-
	Unit of Currency - USD		314,660,882.21	-	314,660,882.21	314,660,882.21	-	-	-	-	-	-
58	Reliance Globalcom Services, Inc.	USA	132,107.12	(15,190.86)	150,809.33	150,809.33	-	41,518.95	(4,062.69)	55.66	(4,118.35)	-
	Unit of Currency - USD		292,660,882.21	(33,652,759.62)	334,092,451.04	334,092,451.04	-	91,978,183.67	(9,000,209.74)	123,300.00	(9,123,509.74)	-
59	Yipes Systems, Inc.	USA	0.00	-	0.00	0.00	-	-	-	-	-	-
	Unit of Currency - USD		1.00	-	1.00	1.00	-	-	-	-	-	-
60	YTV, Inc.	USA	-	-	-	-	-	-	-	-	-	-
	Unit of Currency - USD		-	-	-	-	-	-	-	-	-	-
61	Reliance Vanco Group Limited	United Kingdom	210.93	32,995.91	66,163.01	66,163.01	-	16,207.83	15,667.11	-	15,667.11	-
	Unit of Currency - GBP		310,051.00	48,502,003.70	97,255,634.20	97,255,634.20	-	23,824,538.07	23,029,704.28	-	23,029,704.28	-

Financial information of Subsidiary Companies (Rs. In lakh unless otherwise stated)

Sl. No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment (except in case of investment in subsidiaries)	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
62	Vanco UK Limited	United Kingdom	24.96	(30,963.65)	45,326.34	45,326.34	-	33,240.82	(15,691.82)	(29.14)	(15,662.67)	-
	Unit of Currency - GBP		36,690.00	(45,514,703.46)	66,626,993.81	66,626,993.81	-	48,862,009.06	(23,066,023.00)	(42,841.01)	(23,023,181.99)	-
63	Vanco (Asia Pacific) Pte. Limited	Singapore	641.70	(1,068.60)	2,220.80	2,220.80	-	4,994.32	(99.22)	-	(99.22)	-
	Unit of Currency - GBP		943,262.75	(1,570,783.65)	3,264,446.12	3,264,446.12	-	7,341,348.54	(145,848.58)	-	(145,848.58)	-
64	Vanco Sweden AB	Sweden	31.17	(1,239.12)	2,126.25	2,126.25	-	1,450.48	13.73	22.97	(9.25)	-
	Unit of Currency - GBP		45,814.82	(1,821,433.75)	3,125,458.00	3,125,458.00	-	2,132,110.97	20,176.17	33,765.88	(13,589.71)	-
65	Vanco GmbH	Germany	543.44	(13,068.00)	17,221.49	17,221.49	-	12,694.18	(2,089.18)	1.77	(2,090.95)	-
	Unit of Currency - GBP		798,831.28	(19,209,175.41)	25,314,555.00	25,314,555.00	-	18,659,683.88	(3,070,971.00)	2,605.91	(3,073,576.91)	-
66	Vanco Deutschland GmbH	Germany	15.17	(3,445.88)	4,015.80	4,015.80	-	4,938.39	(506.98)	-	(506.98)	-
	Unit of Currency - GBP		22,305.50	(5,065,239.28)	5,902,987.00	5,902,987.00	-	7,259,135.42	(745,236.75)	-	(745,236.75)	-
67	Vanco SRL	Italy	60.09	(2,269.54)	3,770.53	3,770.53	18.21	2,428.08	(468.53)	-	(468.53)	-
	Unit of Currency - GBP		88,329.76	(3,336,084.61)	5,542,450.00	5,542,450.00	26,766.58	3,569,131.52	(688,717.06)	-	(688,717.06)	-
68	Vanco B.V.	The Netherlands	12.14	(3,381.32)	5,795.99	5,795.99	-	9,941.34	511.38	8.05	503.33	-
	Unit of Currency - GBP		17,844.40	(4,970,340.00)	8,519,749.57	8,519,749.57	-	14,613,168.18	751,702.00	11,837.86	739,864.14	-
69	Euronet Spain SA	Spain	75.87	(1,981.56)	2,450.22	2,450.22	-	2,545.71	(124.66)	-	(124.66)	-
	Unit of Currency - GBP		111,527.48	(2,912,776.48)	3,601,677.00	3,601,677.00	-	3,742,035.09	(183,249.44)	-	(183,249.44)	-
70	Vanco SAS	France	182.09	(21,040.66)	28,350.75	28,350.75	-	15,707.95	(5,031.04)	(6.45)	(5,024.59)	-
	Unit of Currency - GBP		267,665.95	(30,928,498.43)	41,673,893.00	41,673,893.00	-	23,089,745.55	(7,395,320.00)	(9,477.39)	(7,385,842.61)	-
71	Vanco ApS	Denmark	10.27	19.04	60.48	60.48	-	7.56	1.52	-	1.52	-
	Unit of Currency - GBP		15,100.49	27,994.57	88,906.00	88,906.00	-	11,106.42	2,237.43	-	2,237.43	-
72	Vanco Euronet Sro	Czech Republic	71.57	(509.85)	503.92	503.92	-	491.57	(232.78)	-	(232.78)	-
	Unit of Currency - GBP		105,200.04	(749,448.81)	740,734.00	740,734.00	-	722,571.80	(342,176.81)	-	(342,176.81)	-
73	Vanco Sp Zoo	Poland	15.73	(2.60)	279.84	279.84	-	954.16	676.19	-	676.19	-
	Unit of Currency - GBP		23,117.11	(3,817.10)	411,346.00	411,346.00	-	1,402,553.68	993,956.84	-	993,956.84	-
74	Vanco EpE	Greece	21.85	4.11	68.13	68.13	-	35.30	12.59	3.08	9.51	-
	Unit of Currency - GBP		32,119.91	6,038.39	100,151.08	100,151.08	-	51,894.84	18,503.63	4,531.45	13,972.18	-
75	Vanco Australasia Pty. Limited	Australia	1,276.44	(3,256.82)	4,838.40	4,838.40	-	5,104.17	725.03	-	725.03	-
	Unit of Currency - GBP		1,876,286.16	(4,787,328.09)	7,112,160.00	7,112,160.00	-	7,502,824.33	1,065,755.53	-	1,065,755.53	-
76	Vanco NV	Belgium	340.82	(5,133.65)	5,598.16	5,598.16	-	2,527.79	57.85	(54.63)	112.48	-
	Unit of Currency - GBP		500,981.44	(7,546,159.75)	8,228,965.00	8,228,965.00	-	3,715,702.75	85,038.00	(80,304.88)	165,342.88	-
77	Vanco Japan KK	Japan	43.20	(216.14)	536.33	536.33	-	246.96	(105.95)	-	(105.95)	-
	Unit of Currency - GBP		63,498.51	(317,717.48)	788,373.26	788,373.26	-	363,021.59	(155,733.44)	-	(155,733.44)	-
78	Vanco South America Ltda	Brazil	194.12	(90.47)	367.73	367.73	-	276.14	(25.24)	46.78	(72.02)	-
	Unit of Currency - GBP		285,347.41	(132,985.57)	540,534.00	540,534.00	-	405,915.70	(37,100.81)	68,766.45	(105,867.26)	-
79	Vanco Net Direct Limited	Ireland	0.06	(29.45)	29.41	29.41	-	-	(5.05)	-	(5.05)	-
	Unit of Currency - GBP		89.22	(43,293.22)	43,233.09	43,233.09	-	-	(7,420.32)	-	(7,420.32)	-
80	Net Direct SA (Proprietary) Limited	South Africa	0.01	(237.96)	407.88	407.88	-	273.35	(10.96)	17.90	(28.86)	-
	Unit of Currency - GBP		8.98	(349,793.97)	599,558.00	599,558.00	-	401,807.29	(16,114.75)	26,312.12	(42,426.87)	-
81	Vanco (Shanghai) Co. Ltd.	China	73.79	(86.06)	105.43	105.43	-	73.08	(48.44)	1.91	(50.35)	-
	Unit of Currency - GBP		108,467.88	(126,496.67)	154,975.00	154,975.00	-	107,418.73	(71,198.00)	2,813.48	(74,011.48)	-
82	Vanco Hong Kong Solutions Limited	Hong Kong	0.58	82.10	85.21	85.21	-	35.67	17.12	-	17.12	-
	Unit of Currency - GBP		849.13	120,681.07	125,260.90	125,260.90	-	52,434.82	25,159.72	-	25,159.72	-
83	Vanco Solutions Inc.	USA	22.43	(538.17)	876.86	876.86	-	2,089.64	64.21	-	64.21	-
	Unit of Currency - GBP		32,966.31	(791,075.69)	1,288,934.00	1,288,934.00	-	3,071,646.18	94,378.12	-	94,378.12	-
84	Vanco US LLC	USA	941.93	(9,967.35)	12,589.82	12,589.82	-	18,554.20	(1,257.76)	-	(1,257.76)	-
	Unit of Currency - GBP		1,384,584.95	(14,651,404.94)	18,506,276.00	18,506,276.00	-	27,273,562.99	(1,848,826.84)	-	(1,848,826.84)	-
85	Vanco International Limited	United Kingdom	68.93	(2,003.34)	4,112.91	4,112.91	-	6,218.78	323.21	-	323.21	-
	Unit of Currency - GBP		101,325.00	(2,944,786.73)	6,045,730.00	6,045,730.00	-	9,141,230.66	475,096.70	-	475,096.70	-
86	Vanco Switzerland A.G.	Switzerland	42.61	208.25	374.18	374.18	-	399.17	38.40	-	38.40	-
	Unit of Currency - GBP		62,637.02	306,121.65	550,021.21	550,021.21	-	586,754.92	56,451.17	-	56,451.17	-
87	Vanco Benelux BV	The Netherlands	11.02	226.77	319.61	319.61	-	145.46	66.47	(3.56)	70.04	-
	Unit of Currency - GBP		16,194.68	333,339.83	469,812.35	469,812.35	-	213,815.83	97,713.00	(5,236.09)	102,949.09	-
88	Vanco Global Limited	United Kingdom	183.77	(3,300.56)	4,549.64	4,549.64	-	6,798.74	(62.29)	-	(62.29)	-
	Unit of Currency - GBP		270,126.00	(4,851,621.07)	6,687,700.04	6,687,700.04	-	9,993,737.46	(91,566.57)	-	(91,566.57)	-
89	Vanco ROW Limited	United Kingdom	0.00	(235.25)	1,064.68	1,064.68	-	2,067.09	70.12	-	70.12	-
	Unit of Currency - GBP		2.00	(345,796.91)	1,565,020.00	1,565,020.00	-	3,038,503.49	103,078.83	-	103,078.83	-
90	VNO Direct Limited	United Kingdom	353.76	(2,643.08)	2,643.08	2,643.08	-	7.33	6.31	-	6.31	-
	Unit of Currency - GBP		520,000.00	(3,885,161.84)	3,885,162.00	3,885,162.00	-	10,781.98	9,281.98	-	9,281.98	-

Financial information of Subsidiary Companies

(Rs. In lakh unless otherwise stated)

SL No.	Particulars	Country	Capital	Reserves	Total Assets	Total Liabilities	Investment (except in case of investment in subsidiaries)	Total Income	Profit / (Loss) before Taxation	Provision for Taxation	Profit / (Loss) after Taxation	Proposed Dividend
91	Vanco Net Direct Limited (UK)	United Kingdom	0.00	(699.95)	699.95	699.95	-	280.52	170.90	-	170.90	-
	Unit of Currency - GBP		1.00	(1,028,884.85)	1,028,884.85	1,028,884.85	-	412,343.65	251,205.73	-	251,205.73	-
92	WANcom GmbH	Switzerland	5.65	24.69	30.17	30.17	-	0.89	0.88	-	0.88	-
	Unit of Currency - USD		12,527.40	54,690.63	66,832.69	66,832.69	-	1,978.47	1,940.96	-	1,940.96	-
93	Reliance Wimax World BVI	British Virgin Island	36,112.45	(8,412.12)	30,229.52	30,229.52	1,986.16	-	(3,222.68)	-	(3,222.68)	-
	Unit of Currency - USD		80,001,000.00	(18,635,627.00)	66,968,357.00	66,968,357.00	4,400,000.00	-	(7,139,296.83)	-	(7,139,296.83)	-
94	Reliance WiMAX World B.V.	The Netherlands	12.36	(6,742.26)	1,310.30	1,310.30	-	-	(2,897.85)	-	(2,897.85)	-
	Unit of Currency - USD		27,374.00	(14,936,336.37)	2,902,736.34	2,902,736.34	-	-	(6,419,693.56)	-	(6,419,693.56)	-
95	Reliance WiMAX World UK Ltd.	United Kingdom	0.09	3.80	14.52	14.52	-	808.02	5.24	1.44	3.80	-
	Unit of Currency - USD		192.00	8,414.82	32,174.61	32,174.61	-	1,790,031.33	11,601.69	3,186.43	8,415.26	-
96	Reliance WiMAX World LLC	USA	-	-	-	-	-	-	-	-	-	-
	Unit of Currency - USD		-	-	-	-	-	-	-	-	-	-
97	Reliance WiMAX Congo-Brazzaville B.V.	The Netherlands	102.13	0.34	100.75	100.75	-	-	2.11	-	2.11	-
	Unit of Currency - USD		226,250.00	748.78	223,199.66	223,199.66	-	-	4,663.59	-	4,663.59	-
98	Reliance WiMAX Guinea B.V.	The Netherlands	395.69	0.58	648.83	648.83	-	-	3.18	-	3.18	-
	Unit of Currency - USD		876,595.00	1,293.69	1,437,362.95	1,437,362.95	-	-	7,044.84	-	7,044.84	-
99	Access Guinea SARL	Guinea	0.51	(344.58)	187.40	187.40	-	-	(310.41)	-	(310.41)	-
	Unit of Currency - USD		1,128.00	(763,359.01)	415,148.62	415,148.62	-	-	(687,671.16)	-	(687,671.16)	-
100	Interconnect Brazzaville S.A.	Congo Brassaville	17.99	(74.72)	14.74	14.74	-	-	(32.85)	-	(32.85)	-
	Unit of Currency - USD		39,864.00	(165,519.53)	32,646.71	32,646.71	-	-	(72,780.65)	-	(72,780.65)	-
101	Reliance WiMAX Sierra Leone B.V.	The Netherlands	203.21	(23.97)	179.39	179.39	-	-	(23.63)	-	(23.63)	-
	Unit of Currency - USD		450,185.00	(53,097.57)	397,410.30	397,410.30	-	-	(52,357.66)	-	(52,357.66)	-
102	Equatorial Communications Limited	Sierra Leone	0.00	(0.00)	132.50	132.50	-	-	(0.00)	-	(0.00)	-
	Unit of Currency - USD		0.33	(0.33)	293,524.99	293,524.99	-	-	(0.06)	-	(0.06)	-
103	Reliance WiMAX Cameroon B.V.	The Netherlands	12.14	(10.17)	3.32	3.32	-	-	(8.70)	-	(8.70)	-
	Unit of Currency - USD		26,892.00	(22,539.96)	7,357.43	7,357.43	-	-	(19,273.58)	-	(19,273.58)	-
104	Equatorial Communications SARL	Cameroon	30.86	(120.33)	-	-	-	-	(74.86)	-	(74.86)	-
	Unit of Currency - USD .		68,374.00	(266,577.11)	-	-	-	-	(165,832.00)	-	(165,832.00)	-
105	Lagerwood Investments Limited	Cyprus	1.06	-	81.91	81.91	-	-	(1.32)	-	(1.32)	-
	Unit of Currency - CYP		1,017.27	-	78,550.71	78,550.71	-	-	(1,266.18)	-	(1,266.18)	-
106	Reliance Telecom Infrastucture (Cyprus) Holdings Limited	Cyprus	1.06	1,156.36	3,990.14	3,990.14	-	-	(4.57)	2.33	(6.90)	-
	Unit of Currency - CYP		1,017.27	1,108,925.15	3,826,448.64	3,826,448.64	-	-	(4,378.17)	2,234.97	(6,612.70)	-
107	Reliance Wimax World D.R.C B.V.	Republic of Congo	10.51	(5.43)	5.07	5.07	-	-	(5.28)	-	(5.28)	-
	Unit of Currency - USD		23,278.00	(12,036.61)	11,241.39	11,241.39	-	-	(11,707.06)	-	(11,707.06)	-
108	Reliance Wimax Gambia B.V.	Gambia	10.54	(5.69)	4.86	4.86	-	-	(5.69)	-	(5.69)	-
	Unit of Currency - USD		23,357.00	(12,596.26)	10,760.74	10,760.74	-	-	(12,596.26)	-	(12,596.26)	-
109	Reliance Wimax Mauritius B.V.	Mauritius	10.62	(9.64)	4.50	4.50	-	-	(9.49)	-	(9.49)	-
	Unit of Currency - USD		23,516.00	(21,354.11)	9,976.73	9,976.73	-	-	(21,025.85)	-	(21,025.85)	-
110	Reliance Wimax Mozambique B.V.	Mozambique	10.54	(4.51)	6.03	6.03	-	-	(4.51)	-	(4.51)	-
	Unit of Currency - USD		23,357.00	(9,992.11)	13,364.89	13,364.89	-	-	(9,992.11)	-	(9,992.11)	-
111	Reliance Wimax Niger B.V.	Nigeria	12.58	(7.80)	4.78	4.78	-	-	(7.65)	-	(7.65)	-
	Unit of Currency - USD		27,873.00	(17,274.75)	10,598.25	10,598.25	-	-	(16,941.87)	-	(16,941.87)	-
112	Reliance Wimax Zambia B.V.	Zambia	10.82	(6.53)	4.30	4.30	-	-	(6.44)	-	(6.44)	-
	Unit of Currency - USD		23,976.00	(14,458.02)	9,517.98	9,517.98	-	-	(14,272.37)	-	(14,272.37)	-
113	Access Bissau LDA	Guinea	0.96	(132.22)	0.73	0.73	-	-	(131.38)	-	(131.38)	-
	Unit of Currency - USD		2,120.00	(292,918.79)	1,611.90	1,611.90	-	-	(291,057.23)	-	(291,057.23)	-
114	Global Innovative Solutions Private Limited	India	100.00	0.21	164.21	164.21	97.81	0.50	0.04	0.01	0.03	-
	Unit of Currency - INR											

Notes:

1 The Financial year of the Subsidiaries is for 12 months from 1st April, 2009 to 31st March, 2010.

2 Exchange Rate as of 31st March, 2010: 1 USD =Rs. 45.14 1 Euro = Rs. 60.56 1 GBP = Rs. 68.03 1 AUD = Rs. 41.16 1 NZD = Rs. 31.86 1 MYR = Rs. 13.77 1 Ushs = Rs. 0.02 1 CYP = Rs. 104.28

Auditors' Report on Abridged Consolidated Financial Statements

To

the Board of Directors of Reliance Communications Limited

We have examined the attached abridged Consolidated Balance Sheet of Reliance Communications Limited ('the Company') its subsidiaries and associates as at 31st March 2010; the abridged Consolidated Profit and Loss Account and abridged Consolidated Cash flow statement for the year ended on that date annexed thereto together with the significant accounting policies and notes thereon. These abridged consolidated financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the audited consolidated financial statements of the Company for the year ended 31st March 2010 prepared in accordance with the requirements of the Accounting Standard (AS) - 21, 'Consolidated Financial Statements' and Accounting Standard (AS) -23, 'Accounting for Investment in Associates in Consolidated Financial Statements', and Accounting Standards (AS) - 27, 'Financial Reporting of Interests in Joint Ventures' notified under the Companies (Accounting Standards) Rules, 2006 and covered by our report of even date to the Board of Directors of the Company, which is attached hereto.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
15 May, 2010

Auditors' Report on Consolidated Financial Statements

To

the Board of Directors of Reliance Communications Limited

We have audited the attached consolidated balance sheet of Reliance Communications Limited ('the Company') and its subsidiaries, associates and joint ventures (collectively called 'the Group') as at 31st March 2010, the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1 We did not audit the financial statements and other financial information of certain subsidiaries. The financial statements of these subsidiaries for the year ended 31st March 2010 have been audited by other auditors whose reports have been furnished to us and our opinion, in so far as it relates to the amounts included in respect of subsidiaries, is based solely on these reports. The attached consolidated financial statements include assets of Rs 11,320.42 crores as at 31st March 2010, revenues of Rs 3,354.25 crores and cash inflows amounting to Rs 23.43 crores in respect of the aforementioned subsidiaries for the year then ended.

2 The financial statements of certain subsidiaries for the year ended 31st March 2010 have been audited by one of the joint auditors, Chaturvedi & Shah, Chartered Accountants. The attached consolidated financial statements include assets of Rs 38,598.83 crores as at 31st March 2010, revenues of Rs 6,530.50 crores and cash outflows amounting to Rs 424.22 crores in respect of the aforementioned subsidiaries for the year then ended.

3 We have relied on the unaudited financial statements of the subsidiaries and joint ventures whose financial statements reflect total assets of Rs 2,935.00 crores as at 31st March 2010, total revenue of Rs 1,332.55 crores and cash outflows amounting to Rs 10.58 crores for the year ending 31st March 2010. These unaudited financial statements as approved by the respective Board of Directors of these companies have been furnished to us by the management, and our report in so far as it relates to the amounts included in respect of the subsidiaries is based solely on such approved financial statements.

4 The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21 - Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interest in Joint Ventures, prescribed by the Companies (Accounting Standards) Rules, 2006.

5 Without qualifying our report, we state:

a) as more fully explained in the note 5 (v) of Schedule Q, to the consolidated financial statements regarding the Scheme for the transfer of passive infrastructure by the Company to Reliance Infratel Limited (RITL), a subsidiary of the Company, RITL, based on a legal opinion, considers the general reserve created pursuant to the Scheme, to be a free reserve and available for any purpose and consequently, has withdrawn and credited to the Profit and Loss Account, an amount of Rs 104.18 crores in respect of provision for obsolescence loss on capital goods and Rs 86.52 crores in respect of fuel costs, incurred during the year in preference to Indian Generally Accepted Accounting Principles. Had the Company not made such a withdrawal as per the Scheme, the profit before taxes for the year would have been lower by Rs. 190.70 crores;

b) as more fully explained in Note 5(ix) of Schedule Q to the consolidated financial statements, the Company has computed goodwill on consolidation by comparing the cost of investments with the equity of subsidiaries as on date on which investments were made by Reliance Industries Limited ('the transferor company') prior to demerger instead of considering the date of demerger as the date of investment.

6 Based on our audit as aforesaid, and on consideration of reports of other auditors and accounts approved by the Board of Directors as explained in paragraphs 1, 2 and 3 above, and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the consolidated balance sheet, of the state of affairs of the Group as at 31st March 2010;

(ii) in the case of the consolidated profit and loss account, of the profit of the Group for the year ended on that date; and

(iii) in the case of the consolidated cash flow statement, of the cash flows of the Group for the year ended on that date.

For **Chaturvedi & Shah**
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No: 35671

For **B S R & Co.**
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
15 May, 2010

Abridged Consolidated Balance Sheet as at 31st March, 2010

(Statement containing the salient features of Consolidated Balance Sheet as per Section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

		As at 31st March, 2010		As at 31st March, 2009
SOURCES OF FUNDS				
Shareholders' Funds				
(a) Capital				
(i) Equity Capital (Refer Note 3, Notes on Accounts)		1,032.01		1,032.01
(b) Reserves and Surplus				
(i) Capital Reserve	0.05		0.05	
(ii) Statutory Reserve Fund	0.05		0.02	
(iii) Securities Premium (Refer Note 3 (i), (ii) and (v) and 5 (i), Notes on Accounts)	8,882.63		9,171.93	
(iv) Debenture Redemption Reserve	81.94		6.98	
(v) Exchange Fluctuation Reserve	(230.81)		1,123.31	
(vi) General Reserve (Refer Note 17, Notes on Accounts)	22,340.94		24,027.62	
(vii) Reserve for Business Restructuring (Refer Note 5 (vi), Notes on Accounts)	1,287.10		1,287.10	
(viii) Surplus in Profit and Loss Account	9,966.73	42,328.63	5,631.30	41,248.31
Minority Interest		658.39		654.92
Loan Funds				
(a) Secured Loans (Non Convertible Debentures)	3,000.00		3,000.00	
(b) Unsecured Loans	26,715.42	29,715.42	36,162.25	39,162.25
Deferred Tax Liability (Refer Note 10, Notes on Accounts)		99.05		28.10
TOTAL		73,833.50		82,125.59
APPLICATION OF FUNDS				
Fixed Assets				
(a) Net Block (Original Cost Less Depreciation) (Refer Note 5 (viii) and 6, Notes on Accounts)	59,598.24		61,395.69	
(b) Capital Work- in-Progress	11,655.65	71,253.89	11,309.60	72,705.29
Goodwill		4,997.56		5,221.53
Investments				
(a) Government Securities - Quoted (Market value Rs. 26.32 crore (Previous year Rs. 123.18 crore))	26.32		123.17	
(b) Investment in Associates - Unquoted	18.71		21.90	
(c) Others - Quoted Market Value Rs. 9.77 crore, (Previous year Rs. 332.64 crore)	9.43		326.08	
- Unquoted	4,105.43	4,159.89	9,094.55	9,565.70
Current Assets, Loans and Advances				
(a) Inventories	544.63		542.72	
(b) Sundry Debtors	3,311.67		3,961.77	
(c) Cash and Bank Balances	818.54		1,682.90	
(d) Other Current Assets	2,072.63		1,771.41	
(e) Loans and Advances	5,409.82		6,755.67	
	12,157.29		14,714.47	
Less: Current Liabilities and Provisions				
(a) Current Liabilities	14,708.46		15,971.83	
(b) Provisions	4,026.67		4,109.57	
	18,735.13		20,081.40	
Net Current Assets		(6,577.84)		(5,366.93)
TOTAL		73,833.50		82,125.59

Refer Significant Accounting Policies

Refer Notes on Accounts

Compiled from the Audited Consolidated Accounts of the Company referred to in our Report dated 15th May, 2010

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
15th May, 2010

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

Abridged Consolidated Profit and Loss Account for the year ended 31st March, 2010

(Statement containing the salient features of Consolidated Profit and Loss Account as per Section 219(1)(b)(iv) of the Companies Act, 1956)

(Rs. in crore)

			For the year ended 31st March, 2010		For the year ended 31st March, 2009
I	**INCOME**				
	Service Revenue (Net of Service Tax)		**20,685.05**		20,742.91
	Other Operating Income (Net of Service Tax)		**811.33**		1,507.63
	Other Income		**635.90**		697.92
			22,132.28		22,948.46
II	**EXPENDITURE**				
	Access Charges, License Fees and Network Expenses		**9,278.29**		7,984.52
	Selling Expenses		**2,249.89**		2,120.76
	Salaries, Wages and Other Employee Benefits		**1,499.33**		1,675.85
	Managerial Remuneration		**0.74**		0.70
	Commission to Non Executive Directors (net) (Refer Note 8 (i), (ii) and (iii), Notes on Accounts)		**0.60**		(3.80)
	Financial Charges (net)				
	Financial Charges	**(1,093.18)**		1,197.51	
	Income from Investments (Refer Note 15, Notes on Accounts)	**(93.15)**	**(1,186.33)**	(1,578.06)	(380.55)
	Depreciation/ Impairment and Amortisation	**5,570.52**		4,630.81	
	Depreciation/ Impairment adjusted by/ transfer from:				
	Provision for Business Restructuring (Refer Note 5 (iv), Notes on Accounts)	**(107.51)**		(363.02)	
	General Reserve (Refer Note 5 (vii), Notes on Accounts)	**(228.15)**		(276.55)	
	General Reserve (Refer Note 5 (iv), Notes on Accounts)	**(1,488.35)**	**3,746.51**	(383.54)	3,607.70
	Auditors Remuneration		**11.47**		9.66
	Provision for Doubtful Debts, Loans and Advances		**198.28**		136.81
	General and Administration Expenses		**1,073.20**		1,592.62
	Profit before Adjustments pursuant to the Scheme of Amalgamation/ Arrangement, Exceptional Items and Tax		**5,260.30**		6,204.19
	Exceptional Items (Refer Note 16, Notes on Accounts)		**37.47**		7.47
	Adjustments pursuant to the Scheme of Arrangement, *inter alia*, for demerger of Optic Fiber Undertaking into Reliance Infratel Limited and the Scheme of Arrangement, *inter alia*, between Reliance Communications Infrastructure Limited and Reliance Telecom Limited				
	Losses on account of change in exchange rate relating to loans/ liablities (net) (Refer Note 4, Notes on Accounts)		**-**		5,771.34
	Equivalent amount withdrawn from General Reserve (Refer Note 4, Notes on Accounts)		**-**		(5,771.34)
	Adjustment pursuant to the Scheme of Arrangement, *inter alia*, for demerger of Passive Infrastructure from the Company and Reliance Telecom Limited to Reliance Infratel Limited				
	Fuel Expenses (Refer Note 5 (vi), Notes on Accounts)		**86.52**		191.07
	Equivalent amount withdrawn from General Reserve (Refer Note 5 (v), Notes on Accounts)		**(86.52)**		(191.07)
III	**Profit Before Tax**		**5,222.83**		6,196.72
IV	**Provision for**				
	- Current Tax (includes Rs. 28.24 crore pertaining to earlier years)		**372.50**		32.76
	- Fringe Benefit Tax		**-**		16.23
	- Deferred Tax		**72.89**		(100.78)
	Profit After Tax (before adjustment of Minority Interest/ Associates)		**4,777.44**		6,248.51
	Less : Share of Profit / (Loss) transferred to Minority		**119.25**		205.17
	Less : Share of Profit / (Loss) of Associates		**3.19**		(1.59)
V	**Profit After Tax (after adjustment of Minority Interest/ Associates and the Scheme of Amalgamation)**		**4,655.00**		6,044.93
	Add : Balance brought forward from Previous year		**5,631.30**		8,186.55
	Amount available for Appropriations		**10,286.30**		14,231.48
VI	**APPROPRIATIONS**				
	Transferred to Statutory Reserve Fund		**0.03**		0.02
	Transferred to Debenture Redemption Reserve		**74.96**		6.98
	Transferred to General Reserve		**40.00**		8,400.00
	Proposed Dividend on Equity Shares		**175.44**		-
	Interim Dividend paid on Equity Shares		**-**		165.12
	Tax on Proposed/ Interim Dividend		**29.14**		28.06
	Balance carried to Balance Sheet		**9,966.73**		5,631.30
	Earning per Share of face value of Rs. 5 each fully paid up (before Adjustment of the Scheme of Amalgamation/ Arrangement and Exceptional Items) (Refer Note 14, Notes on Accounts)				
	- Basic (Rs.)		**22.73**		29.32
	- Diluted (Rs.)		**21.79**		28.08
	Earning per Share of face value of Rs. 5 each fully paid up (after Adjustment of the Scheme of Amalgamation / Arrangement and Exceptional Items) (Refer Note 14, Notes on Accounts)				
	- Basic (Rs.)		**22.55**		29.29
	- Diluted (Rs.)		**21.62**		28.05

Refer Significant Accounting Policies

Refer Notes on Accounts

Compiled from the Audited Consolidated Accounts of the Company referred to in our Report dated 15th May, 2010

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
15th May, 2010

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

Significant Accounting Policies to the Abridged Consolidated Balance sheet and Abridged Consolidated Profit and Loss Account

1 Principles of Consolidation

The Consolidated Financial Statements relate to Reliance Communications Limited ('the Company') and all of its subsidiary companies and the companies controlled, that is, the companies over which the Company exercises control/ joint control over ownership and voting power and the associates and joint venture (hereinafter collectively referred to as the "Group"). The Consolidated Financial Statements have been prepared on the following bases.

(a) The financial statements of the Company and its subsidiaries are consolidated on a line-by-line basis, by adding together the book values of like items of assets, liabilities, incomes and expenses after fully eliminating intra group balances and intra group transactions resulting in unrealised profits or losses in accordance with the Accounting Standard ("AS") 21 "Consolidated Financial Statements" as referred to in the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules).

(b) In case of the foreign subsidiaries and companies controlled by the Company, revenue is consolidated at the average exchange rate prevailing during the year. All monetary assets and liabilities are converted at the exchange rate prevailing at the end of the year. While, non monetary assets and liabilities are recorded at the exchange rate prevailing on the date of the transaction or closing rate, as applicable. Any exchange difference arising on consolidation of integral foreign operation and non integral foreign operation is recognised in the Profit and Loss Account and Exchange Fluctuation Reserve respectively.

(c) Investments in subsidiaries are eliminated and differences between the cost of investment over the net assets on the date of investment or on the date of the financial statements immediately preceding the date of investment in subsidiaries are recognised as Goodwill or Capital Reserve, as the case may be.

(d) The difference between the proceeds from disposal of investment in a subsidiary or in a company controlled by the Company and the proportionate carrying amount of its assets less liabilities as of the date of disposal, is recognised in the Consolidated Profit and Loss Account as the profit or loss on disposal of investment in subsidiaries.

(e) Minority Interest's share of net profit or loss of consolidated subsidiaries for the year is identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Equity Shareholders of the Company.

(f) Minority Interest's share of net assets of consolidated subsidiaries is identified and presented in the consolidated Balance Sheet as a separate item from liabilities and the Shareholders' Equity.

(g) In case of associates, where the Company directly or indirectly through subsidiaries holds 20% or more of Equity Shares, investments in associates are accounted for using equity method in accordance with Accounting Standard ("AS") 23 "Accounting for Investments in Associates in Consolidated Financial Statements" as referred to in the Accounting Standard Rules. The Company accounts for its share in the change in the net assets of the associates, post acquisition, after eliminating unrealised profits and losses resulting from transactions between the Company and its associates to the extent of its share, through its Profit and Loss Account, to the extent such change is attributable to the associates' Profit and Loss Account, based on available information.The difference between the cost of investment in the associates and the share of net assets, at the time of acquisition of shares in the associates, is identified in the financial statements as Goodwill or Capital Reserve, as the case may be.

(h) Interest in a jointly controlled entity is reported using proportionate consolidation.

(i) As far as possible, the Consolidated Financial Statements are prepared using uniform Accounting Policies for like transactions and other events in similar circumstances and are presented in the same manner as the standalone financial statements of the Company.

2 Investments other than in subsidiaries, associates and joint ventures are accounted as per Accounting Standard ("AS") 13 "Accounting for Investments" as referred to in the Accounting Standard Rules.

3 Other Significant Accounting Policies

(a) Basis of Preparation of Financial Statements

The financial statements are prepared under historical cost convention and/ fair valuation under a Scheme approved by the High Court, in accordance with the generally accepted accounting principles in India and provisions of the Companies Act, 1956 read with the Companies (Accounting Standards) Rules, 2006 (Accounting Standard Rules) as well as applicable pronouncements of the Institute of Chartered Accountants of India (the ICAI).

(b) Use of Estimates

The preparation and presentation of Consolidated Financial Statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates is recognised in the period in which the results are known/ materialised.

(c) Fixed Assets

(i) Fixed Assets are stated at cost/ fair value net of Modvat/ Cenvat, Value Added Tax and include amount added on revaluation less accumulated depreciation, amortisation and impairment loss, if any.

(ii) All costs including financing cost of qualifying assets till commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising upto 31st March, 2007 from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalised.

(iii) Expenses incurred relating to project, prior to commencement of commercial operation, are considered as project development expenditure and shown under Capital Work-in-Progress.

(iv) Telecom Licenses are stated at fair value less accumulated amortisation.

(v) Indefeasable Rights of Connectivity (IRC) are stated at cost less accumulated amortisation.

(d) Lease

(i) In respect of Operating Leases, lease rentals are expensed on straight line basis with reference to the term of lease, except for lease rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalised.

(ii) Finance leases prior to 1st April 2001: Rentals are expensed with reference to the term of lease and other considerations.

(iii) Finance Leases on or after 1st April 2001: The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as Fixed Assets with corresponding amount shown as liabilities for leased assets. The principal component in lease rental in respect of the above is adjusted against liabilities for leased assets and the interest component is recognised as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalised.

(e) Depreciation / Amortisation

(i) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in case of the following assets which are depreciated at the rates as given below.

(a) Ducts and Cables - 18, 20 years
(b) Telecom Electronic Equipments - 18 years
(c) Furniture, Fixtures and Office Equipments - 5, 10 years
(d) Customer Premises Equipments - 3 years
(e) Vehicles - 5 years
(f) Leasehold improvements - Shorter of the remaining lease term or useful life
(g) Cable Systems - Shorter of 15 years or remaining useful life

In case of Falcon project, the asset life of Sub Marine Cable Network and Terrestrial Network is estimated at 25 years and 15 to 25 years respectively.

(ii) Depreciation on assets, taken on finance lease on or after 1st April, 2001, is provided over the remaining period of lease from commencement of commercial operations.

(iii) Expenditure of capital nature incurred on assets taken on operating lease is depreciated over the remaining period of the lease term.

(iv) Leasehold Land is depreciated over the period of the lease term.

(v) Intangible assets, namely Telecom Licenses and Brand Licenses are amortised equally over the balance period of Licenses. IRC and Software are amortized from the date of acquisition or commencement of commercial services, whichever is later. The Rights in Cinematography Films are treated as intangible assets and are amortised over the balance period of rights remaining after commencement of commercial operation. The life of amortisation of the intangible assets are as follows.

(a) Telecom Licenses - 12.5 to 20 years
(b) Brand License - 10 years
(c) Indefeasible Right of Connectivity - 15, 20 years
(d) Software - 5 years

(vi) Depreciation on additions is calculated pro rata from the following month of addition.

(f) Asset Retirement Obligation (ARO)

Asset Retirement Obligation (ARO) relates to the removal of cable systems and equipments when they will be retired from its active use. Provision is recognised based on the best estimate, of the management, of the eventual costs (net of recovery) that relates to such obligation and is adjusted to the cost of such assets.

(g) Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting period is increased/ reversed where there is change in the estimate of recoverable value. The recoverable value is higher of net selling price and value in use.

(h) Investments

Current Investments are carried at lower of cost and market value computed Investment wise. Long Term Investments are stated at cost. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

(i) Inventories of Stores, Spares and Communication Devices

Inventories of stores, spares and communication devices are accounted for at costs, determined on weighted average basis or net realisable value, whichever is less, except in case of certain subsidiaries, where cost is determined on First In First Out basis.

(j) Loans and Advances

Initial direct cost incurred specifically to earn revenue, in nature of severance cost paid to third party vendors to acquire the contract are deferred and expensed over the turn of the revenue contract, provided that the company has a legal enforceable right to recover the unabsorbed costs in the event of early termination of the revenue contract.

(k) Employee Benefits

Short term employee benefits

All employee benefits payable wholly within twelve months of rendering the service are classified as short-term employee benefits. These benefits include compensated absences such as paid annual leave and sickness leave. The undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by employees is recognised as an expense during the period.

Long term employee benefits

(i) Defined contribution plan

The Company's contribution towards Employees' Superannuation Plan is recognised as an expense during the period in which it accrues.

(ii) Defined benefit plans

Provident Fund

Provident Fund contributions are made to a Trust administered by the Trustees. Interest payable to the Provident Fund members, shall not be at a rate lower than the statutory rate. Liability is recognised for any shortfall in the Income of the fund vis-à-vis liability of the Interest to the members as per statutory rates.

Gratuity Plan

The Company's gratuity benefit scheme is a defined benefit plan. The Company's net obligation in respect of the gratuity benefit scheme is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The present value of the obligation under such defined benefit plan is determined based on actuarial valuation using the Projected Unit Credit Method.

The obligation is measured at the present value of the estimated future cash flows. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government securities as at the Balance Sheet date.

Actuarial gains and losses are recognised immediately in the Profit and Loss Account.

(iii) Other Long term employee benefits

Compensated absences which are not expected to occur within twelve months after the end of the period in which the employee renders the related services are recognised as a liability at the present value of the defined benefit obligation at the Balance Sheet date, determined based on actuarial valuation using Projected Unit Credit Method. The discount rates used for determining the present value of the obligation under defined benefit plan, are based on the market yields on Government securities as at the Balance Sheet date.

(l) Borrowing Cost

Borrowing costs, that are attributable to the acquisition or construction of qualifying assets, are capitalised as part of the cost of such assets upto the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognised as expense in the year in which they are incurred.

(m) Issue Expenses and Premium on FCCBs

The Premium payable on redemption of Foreign Currency Convertible Bonds (FCCBs) is charged to Security Premium Account over the period of issue. Issue expenses are debited to Security Premium Account at the time of issue.

(n) Foreign Currency Transactions

(i) Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and the rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts is recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account.

(v) Any loss arising out of marking a class of derivative contracts to market price is recognised in the Profit and Loss Account. Income, if any, arising out of marking a class of derivative contracts to market price is not recognised in the Profit and Loss Account.

(o) Revenue Recognition

(i) Revenue is recognised as and when the services are provided on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods of one year or more are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

(ii) The Company sells Right of Use (ROUs) that provide customers with network capacity, typically over a 10 to 15 year period without transferring the legal title or giving an option to purchase the network capacity. Capacity services revenues are accounted as operating lease and recognised in the Company's income statement over the life of the contract. Bills raised on customers/ payments received from customers for long term contracts and for which revenue is not recognised are included in deferred revenue.

(iii) Standby maintenance charges are invoiced separately from capacity sales. Revenues relating to standby maintenance are recognised over the period in which the service is provided. Any amounts billed prior to providing of service are included in deferred revenue.

(iv) Network services include Capacity lease services, IP transit, IPLC (private lines leased to customers), backup service for other network operators and all other services. The customer typically pays the charges for network services periodically over the life of the contract, which may be up to three years. Network revenue is recognised in the Company's income statement over the term of the contract.

(v) Sales of Handsets and accessories are recognised when goods are supplied and are recorded net of trade discounts, rebates, commissions to Distributors and Dealers and sales taxes. It does not include inter company transfers.

(vi) Interest income on investment is recognised on time proportion basis. Dividend is considered when right to receive is established. The Group recognises income from the units in the Fixed Income Schemes of Mutual Funds where income accrued is held, till the declaration or payment thereof, for the benefit of the unit holders.

(vii) Revenue is recognised net of taxes when the Base Transceiver Station (BTS) Towers is Ready For Installation of customer equipments and as per the terms of the agreements.

(viii) Activation fees in resepct of DTH is recognised on upfront basis at the time of activation of services in customers' premises. Subscription revenue towards initial customers are recognised upfront as and when it is realised and the monthly subscription is recognised on accrual basis, net of service tax, entertainment tax and trade discount.

(p) Provision for Doubtful Debts and Loans and Advances

Provision is made in the Accounts for doubtful debts and Loans and Advances in cases where the management considers the debts, loans and advances, to be doubtful of recovery.

(q) Miscellaneous Expenditure

Miscellaneous Expenditure is charged to the Profit and Loss Account as and when it is incurred.

(r) Taxes on Income, Fringe Benefit Tax and Deferred Tax

Provision for income tax is made on the basis of taxable income for the year at current rates. Tax expense comprises of Current Tax, Fringe Benefit Tax and Deferred Tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of Income Tax payable/ recoverable in respect of the taxable income/ loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable certainty that the asset will be realised in future. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of assets. MAT credit is recognised as an asset only if there is convincing evidence that the Company will pay normal income tax during the specified period.

(s) Government Grants

Subsidies granted by the Government for providing telecom services in rural areas are recognised as Other Operating Income in accordance with the relevant terms and conditions of the scheme and agreement.

(t) Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made. Contingent Assets are neither recognised nor disclosed in the financial statements.

(u) Earning per Share

In determining Earning per Share, the Group considers the net profit after tax and includes the post tax effect of any extra-ordinary / exceptional item. The number of shares used in computing Basic Earnings per Share is the weighted average number of shares outstanding during the period. The number of shares used in computing Diluted Earnings per Share comprises the weighted average shares considered for deriving Basic Earnings per Share, and also the weighted average number of shares that could have been issued on the conversion of all dilutive potential Equity Shares where the results would be anti - dilutive. Dilutive potential Equity Shares are deemed converted as of the beginning of the period, unless issued at a later date.

(v) Employee Stock Option Scheme

In respect of stock options granted pursuant to the Company's Employee Stock Options Plan, the intrinsic value of the options (excess of market price of the share over the exercise price of the option) is treated as discount and accounted as employee compensation cost over the vesting period. Employee compensation cost recognised earlier on grant of options is reversed in the period when the options are surrendered by any employee.

Notes on Accounts to the Abridged Consolidated Balance Sheet and Abridged Consolidated Profit and Loss Account

1 Previous year

Figures of the Previous year have been regrouped and reclassified, whereever required. Previous year's figures are not comparable with that of the current year on account of the effects of the Schemes considered in the previous year.

2. Consolidation

(a) The following subsidiary companies are included in the Consolidated Financial Statements.

Sr. No.	Name of the subsidiary company	Country of Incorporation	Proportion of ownership interest
1	Reliance WiMax Limited	India	100.00%
2	Reliance Digital Home Services Limited	India	100.00%
3	Reliance Webstore Limited	India	100.00%
4	Reliance Infocomm Infrastructure Private Limited	India	100.00%
5	Campion Properties Limited	India	100.00%
6	Reliance Big TV Limited	India	100.00%
7	Reliance Tech Services Private Limited	India	89.00%
8	Reliance Telecom Limited	India	100.00%
9	Reliance Communications Infrastructure Limited	India	100.00%
10	Matrix Innovations Limited	India	100.00%
11	Reliance Communications Investment and Leasing Limited	India	100.00%
12	Reliance Infratel Limited	India	89.71%
13	Netizen Rajasthan Limited	India	89.71%
14	Reliance Global IDC Limited	India	89.71%
15	Reliance Globalcom B.V.	The Netherlands	100.00%
16	Reliance Communications (UK) Limited	United Kingdom	100.00%
17	Reliance Communications (Hong Kong) Limited	Hong Kong	100.00%
18	Reliance Communications (Singapore) Pte. Limited	Singapore	100.00%
19	Reliance Communications (New Zealand) Pte. Limited	New Zealand	100.00%
20	Reliance Communications (Australia) Pty. Limited	Australia	100.00%
21	RCOM Malaysia SDN. BHD.	Malaysia	100.00%
22	Anupam Global Soft (U) Limited	Uganda	90.00%
23	Gateway Net Trading Pte. Limited	Singapore	100.00%
24	Reliance Globalcom Limited	Bermuda	87.67%
25	FLAG Telecom Singapore Pte. Limited	Singapore	87.67%
26	FLAG Atlantic UK Limited	United Kingdom	87.67%
27	Reliance FLAG Atlantic France SAS	France	87.67%
28	FLAG Telecom Taiwan Services Limited (under liquidation)	Taiwan	87.67%
29	FLAG Telecom Taiwan Limited	Taiwan	52.61%
30	Reliance FLAG Pacific Holdings Limited	Bermuda	87.67%
31	FLAG Pacific Limited	Bermuda	87.67%
32	FLAG Telecom Group Services Limited	Bermuda	87.67%
33	FLAG Telecom Deutschland GmbH	Germany	87.67%
34	FLAG Telecom Hellas AE	Greece	87.67%
35	FLAG Telecom Asia Limited	Hong Kong	87.67%
36	FLAG Telecom Nederland B.V.	The Netherlands	87.67%
37	Reliance Globalcom (UK) Limited	United Kingdom	87.67%
38	Yipes Holdings, Inc.	USA	88.58%
39	Reliance Globalcom Services, Inc.	USA	88.58%
40	Yipes Systems, Inc.	USA	88.58%
41	YTV, Inc.	USA	88.58%
42	Reliance Infocom, Inc.	USA	88.58%
43	Reliance Communications, Inc.	USA	88.58%
44	Reliance Communications International, Inc.	USA	88.58%
45	Reliance Communications Canada, Inc.	USA	88.58%
46	Bonn Investment, Inc. (formerly known as Reliance Netway, Inc.)	USA	88.58%
47	FLAG Telecom Development Limited	Bermuda	87.67%
48	FLAG Access India Private Limited	India	87.67%

Sr. No.	Name of the subsidiary company	Country of Incorporation	Proportion of ownership interest
49	FLAG Telecom Development Services Company LLC	Egypt	87.67%
50	FLAGWEB Limited	Bermuda	87.67%
51	FLAG Telecom Network Services Limited	Ireland	87.67%
52	Reliance FLAG Telecom Ireland Limited	Ireland	87.67%
53	FLAG Telecom Servizi Italia SpA	Italy	87.67%
54	FLAG Telecom Japan Limited	Japan	87.67%
55	FLAG Telecom Ireland Network Limited	Ireland	87.67%
56	FLAG Telecom Network USA Limited	USA	87.67%
57	FLAG Telecom Belgium Network SA	Belgium	87.67%
58	FLAG Telecom Espana Network SAU	Spain	87.67%
59	Reliance Vanco Group Ltd	United Kingdom	87.67%
60	Euronet Spain SA	Spain	87.67%
61	Net Direct SA (Properietary) Ltd. (under liquidation)	South Africa	87.67%
62	Vanco (Shanghai) Co. Ltd.	China	87.67%
63	Vanco ApS	Denmark	87.67%
64	Vanco (Asia Pacific) Pte. Ltd.	Singapore	87.67%
65	Vanco Australasia Pty. Ltd.	Australia	87.67%
66	Vanco EpE	Greece	87.67%
67	Vanco SpZoo	Poland	87.67%
68	Vanco Euronet Sro (under liquidation)	Czech Republic	87.67%
69	Vanco GmbH	Germany	87.67%
70	Vanco Hong Kong Solutions Ltd	Hong Kong	87.67%
71	Vanco Japan KK	Japan	87.67%
72	Vanco Net Direct Ltd	United Kingdom	87.67%
73	Vanco Net Direct Ltd	Ireland	87.67%
74	Vanco NV	Belgium	87.67%
75	Vanco SAS	France	87.67%
76	Vanco South America Ltda	Brazil	87.67%
77	Vanco Srl	Italy	87.67%
78	Vanco Sweden AB	Sweden	87.67%
79	Vanco Switzerland AG	Switzerland	87.67%
80	Vanco Deutschland GmbH	Germany	87.67%
81	Vanco B.V.	The Netherlands	87.67%
82	Vanco Benelux B.V.	The Netherlands	87.67%
83	Vanco UK Ltd	United Kingdom	87.67%
84	Vanco International Ltd	United Kingdom	87.67%
85	Vanco ROW Limited	United Kingdom	87.67%
86	Vanco Global Ltd	United Kingdom	87.67%
87	WANcom GmbH	Switzerland	87.67%
88	VNO Direct Ltd	United Kingdom	87.67%
89	Vanco US LLC	USA	87.67%
90	Vanco Solutions, Inc	USA	87.67%
91	Reliance WiMax World BVI	British Virgin Islands	90.00%
92	Reliance WiMax World B.V.	The Netherlands	90.00%
93	Reliance WiMax World Limited	United Kingdom	90.00%
94	Reliance WiMax World LLC	USA	90.00%
95	Reliance WiMax Congo Brazzaville B.V.	The Netherlands	45.90%
96	Interconnect Brazzaville S. A.	Republic of Congo	45.90%
97	Reliance WiMax Guinea B.V.	The Netherlands	54.00%
98	Acess Guinea SARL	Guinea	54.00%
99	Reliance WiMax Sierra Leone B. V.	The Netherlands	67.50%
100	Equatorial Communications Limited	Sierra Leone	67.50%
101	Reliance WiMax Cameroon B. V.	The Netherlands	45.90%
102	Equatorial Communications SARL	Cameroon	45.90%

(b) The Company also consolidates the following companies as it exercises control over ownership and / or composition of Board of Directors.

Sr. No.	Name of the Company	Country of Incorporation	Proportion of ownership interest
1	Seoul Telenet Inc.	Korea	42.96%
2	FLAG Holdings (Taiwan) Limited	Taiwan	43.84%
3	Reliance Telecom Infrastructure (Cyprus) Holdings Limited	Cyprus	0.00%
4	Lagerwood Investments Limited	Cyprus	0.00%

(c) The associate companies considered in the Consolidated Financial Statements are :

Sr. No.	Name of the Company	Country of Incorporation	Proportion of ownership interest
1	Warf Telecom International Private Limited	Maldives	20.00%
2	Macronet Private Limited	India	21.00%
3	Macronet Mercantile Private Limited	India	21.00%

(d) The following subsidiary companies/ associates acquired during the year also form part of Consolidated Financial Statements.

Sr. No.	Name of the company		Country of Incorporation	Proportion of ownership interest
1	Global Innovative Solutions Private Limited	w.e.f. 4th September, 2009	India	100.00%
2	Reliance WiMax D.R.C. B.V.	w.e.f. 1st April, 2009	The Netherlands	90.00%
3	Reliance WiMax Gambia B.V.	w.e.f. 21st April, 2009	The Netherlands	90.00%
4	Reliance WiMax Mauritius B.V.	w.e.f. 1st April, 2009	The Netherlands	90.00%
5	Reliance WiMax Mozambique B.V.	w.e.f. 21st April, 2009	The Netherlands	90.00%
6	Reliance WiMax Niger B.V.	w.e.f. 1st April, 2009	The Netherlands	90.00%
7	Reliance WiMax Zambia B.V.	w.e.f. 1st April, 2009	The Netherlands	90.00%
8	Access Bissau LDA	w.e.f. 1st April, 2009	Guinea Bissau	54.00%
9	Mumbai Metro Transport Private Limited	w.e.f. 18th January, 2010	India	26.00%

(e) The following joint venture company also forms part of Consolidated Financial Statements.

Sr. No.	Name of the Company	Country of Incorporation	Proportion of ownership interest
1	Alcatel Lucent Managed Solutions India Private Limited	India	33.00%

(f) The following subsidiary companies/ companies controlled/companies consolidated ceased to remain subsidiaries/controlled/ consolidated during the year.

Sr. No.	Name of the company
1	Reliance Communications Haryana Private Limited - disinvestment made w.e.f. 1st October, 2009
2	Reliance Communications Maharashtra Private Limited - disinvestment made w.e.f. 1st October, 2009
3	Reliance Communications Tamil Nadu Private Limited - disinvestment made w.e.f. 1st October, 2009
4	Reliance Communications West Bengal Private Limited - disinvestment made w.e.f. 1st October, 2009
5	Reliance Broadcom Private Limited - disinvestment made w.e.f. 1st October, 2009
6	Reliance Mobile Limited - disinvestment made w.e.f. 23rd March,2010
7	Vanco (India) Private Limited is struck off w.e.f. 27th October, 2009

3 Foreign Currency Convertible Bonds (FCCBs)

(i) The Company issued FCCBs in two tranches; 5,00,000 FCCBs for 5 Year, 4.65%, USD 500 million issued on 9th May, 2006 and 10,000 FCCBs for 5 Year, 4.95%, USD 1,000 million issued on 28th February, 2007. Pursuant to the exercise of an option by the FCCB Holders and in accordance with the terms and conditions thereof, the Company, during an earlier year, allotted 1,87,44,801 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 475.68 per Share against 2,03,051 FCCBs and 6,67,090 fully paid Equity Shares of Rs. 5 each at a pre determined premium of Rs. 656.23 per Share against 100 FCCBs respectively.

(ii) During the year, the Company has bought back and cancelled 297 nos. (Previous year 350 nos.) of 5 Year, 4.95%, FCCBs of the face value of USD 1,00,000 each, as per approval of the Reserve Bank of India, at a discount to the face value. This has resulted in a saving of Rs. 24.49 crore (Previous Year Rs. 79.61 crore) which has been reflected as part of Other Income. Consequent upon such buy back and cancellation, the Company's obligations to convert the said Bonds into Shares, if so claimed by the Bond Holders and/ or to redeem the same in foreign currency, has come to an end vis-à-vis the cancelled Bonds. Rs. 14.48 crore (Previous year Rs. 7.68 crore) being provision for premium on redemption relatable to such cancelled Bonds has been reversed on buyback and cancellation of FCCBs.

Out of total FCCBs issued, 2,96,949 (Previous year 2,96,949) FCCBs and 9,253 (Previous year 9,550) FCCBs from the respective tranches were outstanding as on 31st March, 2010.

(iii) In the event, these outstanding FCCBs are fully converted into Equity Shares, the Equity Share Capital of the Company would increase by approximately 8.91 crore (Previous year 9.11 crore) Equity Shares of Rs. 5 each.

(iv) In case of the above mentioned FCCBs, on and at anytime after 9th May, 2009 and 28th February, 2010 respectively, on and prior to the maturity date, the Company may, subject to certain terms and conditions as per the offering memorandum, redeem the FCCBs in whole and not in part at their Early Redemption amount, provided that no such redemption may be made unless the aggregate value (as defined in the terms and conditions) on each trading day during the period of not less than 30 consecutive trading days, ending not earlier than 14 days prior to the date upon which notice of such redemption is given, was at least 130 percent of the Early Redemption amount.

(v) FCCBs amount includes Rs. 942.32 crore (Previous year Rs. 733.62 crore), being the premium on redemption of FCCBs computed on pro rata basis for the period up to 31st March, 2010.

4 Foreign Exchange

In accordance with an amendment to Schedule VI of the Companies Act, 1956 ("the Act") and in line with the Accounting Standard ("AS") 11, "The Effect of Changes in Foreign Exchange Rates", the Company continues the policy of accounting for the changes in the amounts of loans/ liabilities relating to Fixed Assets, consequent to changes in foreign exchange rates, as profit or loss of the Company for the year in which the changes take place without adjusting the amount of the change in the cost of fixed assets.

The net gain of Rs. 2,645.03 crore (Previous year Rs. 187.40 crore) including gain of Rs. 93.64 crore (Previous year Rs. 36.71 crore) on account of conversion of overseas bank balances and Rs. 2,705.38 crore relating to loans/ liabilities (Previous year foreign exchange loss of Rs. 5,771.34 crore relating to loans/ liabilities which was debited to Profit and Loss Account and withdrawn from the General Reserve of the Company in accordance with the terms of the Schemes of Arrangement, leaving no impact vis-à-vis profit of the year ended 31st March, 2009) have been reflected in "Financial Charges (net)" as the effect of Foreign Currency Exchange Fluctuation in Profit and Loss Account.

During the year, loss of Rs. Nil (Previous year Rs. 163.05 crore) arising out of marking related Derivative Contracts to market has also been recognized in the Profit and Loss Account, in compliance with the announcement dated 29th March, 2008 by ICAI regarding Accounting for Derivatives. As a measure of prudence, the Company has decided that, unlike in earlier years, not to recognise any mark to market gains in respect of any outstanding class of derivative contracts related to loans, liabilities and assets expressed in foreign currency. Accordingly, the Company has not recognised gain of Rs. 191.74 crore on mark-to-market valuation of derivative contracts outstanding as at the end of the year. If the Company had not made this change of policy, net profit after tax would have been higher by an amount of Rs. 191.74 crore for the year.

5 Schemes of Amalgamation and Arrangement of earlier years

The Company, during the past years, undertook various Schemes including restructuring of ownership structure of telecom business so as to align the interest of the shareholders. Accordingly, pursuant to the Schemes of Amalgamation and Arrangement ("the Schemes") under Sections 391 to 394 of the Companies Act, 1956 approved by Hon'ble High Court of respective judicature, the Company, during the respective years, recorded all necessary accounting effects, along with requisite disclosure in the notes to the accounts, in accordance with the provisions of the said Schemes. The cumulative effects of the Schemes in case of Equity Share Capital of the Company have been disclosed below the respective Schedule to the Accounts. Reserves, pursuant to the said Schemes, include;

(i) Rs. 9,171.93 crore being Securities Premium Account, which was part of the Securities Premium of erstwhile Reliance Infocomm Limited (RIC), the transferor company.

(ii) Rs. 12,344.80 crore, being part of General Reserve, on fair valuation of assets and liabilities of the Company in accordance with the Scheme of Amalgamation, amalgamating Reliance Gateway Net Limited into the Company.

(iii) Amounts charged to General Reserve pursuant to Schemes include Rs. 5,771.34 crore, being foreign exchange loss arising due to change in foreign exchange rates for loans/ liabilities relating to Fixed Assets, withdrawn from General Reserve pursuant to the Scheme of Arrangement for demerger of Optic Fiber Undertaking of the Company into Reliance Infratel Limited ("RITL").

The Company incorporated the effects of the Scheme, for demerger of Optic Fiber Undertaking in to Reliance Infratel Limited (RITL), in the Accounts of the Previous year ended 31st March, 2009, then pending the filing of the order of the Hon'ble High Court, sanctioning the scheme, with the Registrar of Companies (RoC) as required by Section 394 (3) of the Companies Act, 1956. The said Order was filed with RoC on 15th September, 2009. Consequently, the Scheme had become effective.

(iv) Additional depreciation arising on fair value of the assets has been adjusted from General Reserve and from Provision for Business Restructuring.

(v) As prescribed under the relevant Scheme, RITL has, during the year, withdrawn fuel expenses of Rs. 86.52 crore (Previous year Rs. 191.07 crore) and Provision for obsolescence loss on capital goods of Rs. 104.18 crore (Previous year Rs. Nil) from General Reserve.

(vi) Rs. 1,287.10 crore, being the balance was transferred to Reserve for Business Restructuring in accordance with the Scheme of Arrangement for demerger of passive infrastructure assets to RITL.

(vii) Additional depreciation of subsidiaries consequent upon revaluation of assets carried out has been adjusted to General Reserve.

(viii) Pursuant to the said Scheme of Amalgamation (Refer Note 5 (ii), above), on account of the fair valuation, during the previous year ended on 31st March, 2009, additions (or) adjustments to the fixed assets included increase in Freehold Land by Rs. 225.46 crore, Building by Rs. 129.85 crore and Telecom Licences by Rs. 14,145.49 crore.

(ix) Pursuant to the demerger, the Company computed goodwill of Rs. 2,658.75 crore arising on consolidation using the step up method based on date of original investment by Reliance Industries Limited (RIL) prior to demerger instead of considering the date of demerger as the date of investment in absence of specific guidance in AS 21 in a demerged scenario.

6 Depreciation on Electronic Equipments

During the year, the Company carried out technical/ technology assessment to determine the useful life of some of its telecommunications equipments. The useful life of such telecommunications equipments has been re-assessed and ascertained as 18 years, impacting the provision of depreciation of these assets for the year ended on 31st March, 2010 As a result, depreciation charge is lower and profits for the year are higher by Rs. 953.22 crore for the year. The accounting treatment so determined is fully in accordance with the applicable provisions of the Companies Act, 1956.

7 Project Development Expenditure

(i) Details of Project Development Expenditure (Included under Capital Work-in-Progress)

(Rs. in crore)

		For the year ended 31st March, 2010		For the year ended 31st March, 2009
Opening Balance		**771.16**		422.76
Add: Expenditure incurred during the year	631.19		1,285.47	
Interest on Term Loans	-	**631.19**	337.68	1,623.15
		1,402.35		2,045.91
Less:				
Capitalized during the year	1,224.24		1,274.76	
Sale of scrap	0.50	**1,224.74**	-	1,274.76
Closing Balance		**177.61**		771.16

8 Provisions

(i) Provisions include, provision for disputed claims for verification of customers Rs. 9.04 crore (Previous year Rs. 9.04 crore) and others of Rs. 1,650.88 crore (Previous year Rs. 1,835.76 crore), provision for Commission to Non Executive Directors of Rs. 0.60 crore (Previous year Rs. 0.60 crore) and provisions for Asset Retirement Obligation (ARO) made by the Company's subsidiary in respect of undersea cables and equipments of Rs. 246.72 crore (Previous year Rs. 277.22 crore).

(ii) During the year, an amount of Rs. 140.00 crore (Previous year Rs. Nil) relating to Roll out obligations, Rs. Nil (Previous year Rs. 4.40 crore) relating to commission to Non Executive Directors and Rs. 50.52 crore (Previous year Rs. Nil) relating to disputed liabilities have been reversed. An amount of Rs. 5.64 crore (Previous year Rs. 31.18 crore) has been provided (Previous year reversed) towards disputed interconnect usage charges. An amount of Rs. Nil (Previous year Rs. 29.22 crore) paid towards disputed liabilities and an amount of Rs. 0.60 crore (Previous year Rs. 30.60 crore) was paid towards commission to Non Executive Directors.

(iii) On determination by the Board of Directors, the liability against provision for commission to Non Exucutive Directors will be paid during the year 2010-11.

(iv) Also refer Note 3(v) above.

The aforesaid provisions shall be utilised on settlement of the claims, if any, there against.

9 Contingent Liabilities and Capital Commitment (as represented by the Management)

(Rs. in crore)

		As at 31st March, 2010	As at 31st March, 2009
(i)	Estimated amount of contracts remaining to be executed on capital accounts (net of advances) and not provided for	**2,352.41**	3,160.87
(ii)	Disputed Liabilities not provided for		
	- Sales Tax and VAT	**250.11**	109.51
	- Custom, Excise and Service Tax	**15.71**	13.33
	- Entry Tax and Octroi	**13.79**	4.39
	- Income Tax	**0.93**	90.26
	- Other Litigations	**30.57**	34.02
(iii)	Claims against the Company not acknowledged as debts	**0.23**	26.76
(iv)	Guarantees given including on behalf of other companies for business purpose	**461.99**	145.97
(v)	Bonds executed in favour of Government Authorities	**57.17**	57.17

10 Deferred Tax Assets and Liabilities

The Company and its certain subsidiaries being in the business of Telecommunication Services, Broadband Network and Internet Services, are eligible for deduction under Section 80IA (Tax Holiday) of the Income tax Act, 1961. Since the Deferred Tax Liability in respect of timing difference is expected to reverse after Tax Holiday Period, the same is not recognized in books of accounts as at 31st March, 2010 as per the Accounting Standard ("AS") 22 of "Accounting for Taxes on Income" as referred to in Accounting Standard Rules.

The Deferred Tax Liabilities relating to other subsidiaries of the Company comprise of the following.

(Rs. in crore)

	As at 31st March, 2010		As at 31st March, 2009	
(i) Deferred Tax Liabilities				
Lease Revenue Equalisation	687.28		-	
Unrealised Forex Gain	134.00		-	
Related to timing difference on depreciation on fixed assets	9.03		14.25	
Related to timing difference on revenue recognition	24.07	**854.38**	25.95	40.20
(ii) Deferred Tax Asset				
Related to carried forward loss	378.08		11.32	
Disallowances, if any, under the Income Tax Act, 1961	0.58		0.78	
Related to timing difference on depreciation on fixed assets	350.03		-	
Lease Rent equalisation	26.64	**755.33**	-	12.10
Net Deferred Tax Liabilities		**99.05**		28.10

11 Leases

(a) **Finance Lease; as a lessee**

(i) The details of gross investments and minimum lease rentals outstanding as at 31st March, 2010 in respect of Fixed assets acquired on or after 1st April, 2001.

(Rs. in crore)

Due	Gross Investment		Unearned Finance Income		Present Value of Minimum Lease Payments	
	For the year ended 31st March, 2010	For the year ended 31st March, 2009	**For the year ended 31st March, 2010**	For the year ended 31st March, 2009	**For the year ended 31st March, 2010**	For the year ended 31st March, 2009
Within one year	**0.17**	0.30	**0.02**	0.06	**0.15**	0.24
Later than one year and not later than five years	**0.14**	0.44	**0.01**	0.05	**0.13**	0.39
Later than five years	**-**	-	**-**	-	**-**	-
Total	**0.31**	0.74	**0.03**	0.11	**0.28**	0.63

(ii) General description of the significant leasing arrangements is as mentioned below.

(a) The lease agreement is valid for a fixed non cancellable period from the date of commencement of lease rentals.

(b) Upon termination of the lease agreement, the Company shall return the assets to the lessor.

(c) In the event, the claim of lessor for depreciation is disallowed partly or fully in their tax assessment, the lease rentals will increase to the extent of depreciation disallowed to the lessor.

(b) **Operating Lease**

(Rs. in crore)

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
Estimated future minimum payments under non cancellable operating leases.		
(i) Not later than one year	**347.61**	234.02
(ii) Later than one year and not later than five years	**2,039.89**	1,274.20
(iii) Later than five years	**2,122.19**	2,065.28

12 Particulars of Derivative Instruments

(Rs. in crore)

Particulars of Derivative Instruments acquired for hedging	**For the year ended 31st March, 2010**			For year ended 31st March , 2009		
	No. of Instruments	**Value (USD crore)**	**Value (Rs. in crore)**	No. of Instruments	Value (USD crore)	Value (Rs. in crore)
Principal Only Swap	**12**	**22.42**	**1,011.81**	6	6.00	304.32
Currency Swaps	**-**	**-**	**-**	7	7.40	375.13
Interest Rate Swaps FC	**42**	**92.40**	**4,170.94**	27	122.97	6,237.12
Interest Rate Swaps INR	**27**	**19.38**	**875.00**	28	16.76	850.00
Options FC	**13**	**50.92**	**2,298.34**	22	63.80	3,236.12
Options INR	**1**	**2.00**	**90.28**	2	15.00	760.80

No derivative instruments are for speculation purpose.

In respect of Foreign Currency Swap and Interest Rate Swap transactions, which are linked with LIBOR rates and exchange rate during the binding period of contract, the gains / losses, if any, are recognised on the settlement day or the reporting day, whichever is earlier, at the rate prevailing on respective day.

Foreign Currency exposures that are not hedged by derivative instruments or otherwise are USD 429.07 crore (Previous year USD 305.81 crore), equivalent to Rs. 19,471.10 crore (Previous year Rs. 15,509.95 crore).

The unamortised premium of Buyers' Line of Credit to be recognised is Rs. 3.63 crore (Previous year Rs. 21.32 crore) for one or more subsequent accounting periods.

13 Disclosure under Micro, Small and Medium Enterprises Development Act, 2006 (MSMED)

Under the Micro, Small & Medium Enterprises Development Act, 2006 (MSMED) which came into force from 2nd October, 2006, certain disclosures are required to be made relating to Micro, Small and Medium Enterprises (MSME). On the basis of the information and records available with the Company, the following disclosures are made for the amounts due to the Micro and Small Enterprises.

(Rs. in crore)

		As at 31st March, 2010	As at 31st March, 2009
(i)	Principal amount due to any supplier as at the year end	**155.19**	126.52
(ii)	Interest due on the principal amount unpaid at the year end to any supplier	**2.43**	1.54
(iii)	Amount of Interest paid by the Company in terms of Section 16 of the MSMED, along with the amount of the payment made to the supplier beyond the appointed day during the accounting year	**-**	-
(iv)	Payment made to the enterprises beyond appointed date under Section 16 of MSMED	**93.19**	43.56
(v)	Amount of Interest due and payable for the period of delay in making payment, which has been paid but beyond the appointed day during the year, but without adding the interest specified under MSMED	**8.34**	0.90
(vi)	The amount of interest accrued and remaining unpaid at the end of each accounting year; and	**10.77**	2.42
(vii)	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowance as a deductible expenditure under Section 23 of the MSMED.	**0.74**	0.33

14 Earnings per Share (EPS)

		For the year ended 31st March, 2010	For the year ended 31st March, 2009
Basic and Diluted EPS before adjustment of Amalgamation/ Arrangement and Exceptional Items			
(i)	Profit/ (Loss) attributable to Equity Shareholders (Rs. in crore) (used as numerator for calculating Basic EPS)	**4,692.47**	6,052.41
(ii)	Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,064,026,881**	2,064,026,881
(iii)	Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**4,692.47**	6,052.41
(iv)	Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,153,165,814**	2,155,147,125
(v)	Basic EPS of Rs. 5 each (Rs.)	**22.73**	29.32
(vi)	Diluted EPS of Rs. 5 each (Rs.)	**21.79**	28.08
Basic and Diluted EPS after adjustment of Amalgamation/ Arrangement and Exceptional Items			
(i)	Profit/ (Loss) attributable to Equity Shareholders (Rs. in crore) (used as numerator for calculating Basic EPS)	**4,655.00**	6,044.93
(ii)	Weighted average number of Equity Shares (used as denominator for calculating Basic EPS)	**2,064,026,881**	2,064,026,881
(iii)	Profit/ (Loss) attributable to Equity Shareholders (Rs.in crore) (used as numerator for calculating Diluted EPS)	**4,655.00**	6 044.93
(iv)	Weighted average number of Equity Shares (used as denominator for calculating Diluted EPS)	**2,153,165,814**	2,155,147,125
(v)	Basic EPS of Rs. 5 each (Rs.)	**22.55**	29.29
(vi)	Diluted EPS of Rs. 5 each (Rs.)	**21.62**	28.05

15 Fixed Income Schemes

During the year, under the head "Income from Investments", an amount of Rs. 1.66 crore (Previous year Rs. 57.59 crore) has been accounted, being share of accrued interest and realised gains on the units held by it in the Fixed Income Schemes, in the year in which such income accrues instead of the year in which such income is declared or paid as the trustees are obliged in terms of the trust deed to hold the income for the benefit of the unit holders.

16 Exceptional Items

Exceptional Items consist of write back of charges of Rs.6.65 crore (Previous year a charge of Rs. 7.47 crore) of Options which have lapsed under ESOS Plan 2008 as mentioned in Note 20 below, Stamp Duty of Rs. 25.00 crore paid by the Company on conveyancing of the assets pursuant to the Schemes approved during the year by the Hon'ble High Court and Employee Restructuring Cost of Rs. 18.97 crore by Reliance Vanco Group Limited.

17 General Reserve

The Company has, in Consolidated Accounts, combined the balances of General Reserve I, II and III and disclosed as General Reserve. General Reserve I and II had been created pursuant to the Schemes of Demerger of 'Telecommunication Undertaking' of Reliance Industries Limited into the Company and the Scheme of Amalgamation and Arrangement of Group Companies respectively in earlier years. General Reserve III includes the reserve created pursuant to the Scheme of Amalgamation with erstwhile Reliance Gateway Net Limited.

18. Income from Investments

During the year ended on 31st March, 2009, income by way of distribution received from Reliance Communications Shareholders Trust (the Trust) consists of distribution by the Trust to a Subsidiary of the Company of amounts received by the Trust by way of dividends from Reliance Telecom Infrastructure (Cyprus) Holdings Limited (RTIHL), a Board Controlled Subsidiary of the Company. RTIHL had declared the dividend in the year ended on 31st March, 2008 out of gains realised from sale of shares of Reliance Infratel Limited (RITL), a Subsidiary of the Company, held by it. As the Trust is the sole shareholder of RTIHL, the profits of RTIHL consisting primarily of gains from the sale of the said shares of RITL were in that year excluded from the profits of the Company as representing profits attributable to the Trust.

19. Related Parties

As per the Accounting Standard ("AS") 18 of "Related Party Disclosures" as referred to in Accounting Standard Rules, the disclosure of transactions with the related parties as defined therein are given below.

Notes on Accounts to the Abridged Consolidated Balance Sheet and Abridged Consolidated Profit and Loss Account

A List of related party

Name of the Related Party	Relationship
(i) Reliance Innoventures Private Limited	Holding Company
(ii) AAA Communication Private Limited	Ceased to be the Holding Company w.e.f. 9th October, 2009
(iii) Reliance Capital Limited	Fellow subsidiary
(iv) Reliance General Insurance Company Limited	Fellow subsidiary
(v) Shri Anil D. Ambani	Person having control during the year
(vi) Shri Hasit Shukla	Key Managerial Personnel

B Transactions during the year with related parties

(Figures in bracket represent of Previous year)

(Rs. in crore)

	Fellow Subsidiaries	Others	Total
1 Reliance Capital Limited			
(i) Unsecured loan			
Opening Balance as on 1st April, 2009	-	-	-
	(385.00)	-	(385.00)
Add :Loan taken during the year	-	-	-
	(-)	-	(-)
Less : Repayment during the year	-	-	-
	(385.00)	-	(385.00)
Closing Balance as on 31st March, 2010	-	-	-
	-	-	-
(ii) Sundry Debtors	**1,94**	-	**1.94**
	(3.80)	(-)	(3.80)
(iii) Sundry Creditors	**2.63**	-	**2.63**
	(3.41)	-	(3.41)
(iv) Income			
Service Income	**0.15**	-	**0.15**
	(0.42)	-	(0.42)
Other Income	**0.54**	-	**0.54**
	(0.54)	-	(0.54)
(v) Interest Expenses	-	-	-
	(21.00)	-	(21.00)
(vi) Rent, Rates and Taxes	**2.63**	-	**2.63**
	(5.87)	-	(5.87)
2 Reliance General Insurance Company Limited			
(i) Advances			
Balance as on 1st April, 2009	**37.26**	-	**37.26**
	(16.31)	-	(16.31)
Add: Advances made during the year	-	-	-
	(20.95)	-	(20.95)
Less: Repayment during the year	**36.63**	-	**36.63**
	(-)	-	(-)
Balance as on 31 March, 2010	**0.63**	-	**0.63**
	(37.26)	-	(37.26)
(ii) Sundry Debtors	**1.90**	-	**1.90**
	(1.90)	-	(1.90)
(iii) Income			
Service Income	-	-	-
	(0.65)	-	(0.65)
(iv) General and Administration Expenses	**23.09**	-	**23.09**
	(17.34)	-	(17.34)

(Rs. in crore)

		Fellow Subsidiaries	Others	Total
3	**Person having control during the year**	-	**0.02**	**0.02**
	Shri Anil D. Ambani - Sitting Fees	(-)	(0.02)	(0.02)
4	**Key Managerial Personnel**			
	Shri Hasit Shukla - Managerial Remuneration	-	**0.74**	**0.74**
		-	(0.70)	(0.70)

20 Employee Stock Option Scheme

The Company operates two Employee Stock Option Plans; ESOS Plan 2008 and ESOS Plan 2009, which cover eligible employees of the Company, the Holding Company and its Subsidiaries. ESOS Plans are administered through an ESOS Trust. The Vesting of the options is on the expiry of one year from the date of Grant as per Plan under the respective ESOS(s). In respect of Options granted, the accounting value of Options (based on market price of the share on the date of the grant of the option) is accounted as deferred employee compensation, which is amortised on a straight line basis over the Vesting Period. Each Option entitles the holder thereof to apply for and be allotted/ transferred one Equity Share of the Company of Rs. 5 each upon payment of the Exercise Price during the Exercise Period. The maximum Exercise Period is 10 years from the date of Grant of Options.

The Company has established a Trust for the implementation and management of ESOS for the benefit of its present and future employees. Advance of Rs. 331.16 crore (Previous year Rs.159.00 crore) has been granted to the Trust. Rs. 331.00 crore (Previous year Rs. 154.91 crore) has been utilised by the Trust for purchasing 1.67 crore (Previous year 0.92 crore) Equity Shares during the period upto 31st March, 2010.

Amounts earlier charged in respect of surrendered Options under ESOS Plan 2008 amounting to Rs. 6.65 crore (Previous year charge of Rs. 7.47 crore) has been reversed during the year and reflected as Exceptional Item in Profit and Loss Account. No amount is chargeable in respect of Options granted under ESOS Plan 2009.

	Employees Stock Option Plans			
Particulars	**ESOS Plan 2008**		**ESOS Plan 2009**	
	Number of Options	**Weighted average exercise price (Rs.)**	**Number of Options**	**Weighted average exercise price (Rs.)**
Number of Options Outstanding at the beginning of the year	16,07,320	394.06	1,12,78,995	206.00
Number of Options granted	Nil	-	Nil	-
Number of Options vested	16,07,320	394.06	1,12,78,995	206.00
Total number of Options exercised	Nil	-	Nil	-
Total number of Options forfeited / lapsed	4,85,109	404.15	19,55,780	206.00
Number of Options outstanding at the end of the year	11,22,211	389.70	93,23,215	206.00

If the entity would have estimated fair value computed on the basis of Black-Scholes pricing model, the compensation cost for the year ended 31st March, 2009 for ESOS Plan 2008 and ESOS Plan 2009 would have been Rs. 3.56 crore and Rs. 12.26 crore respectively. The key assumptions used to estimate the fair value of options are given below.

Particulars	**ESOS Plan 2008**	**ESOS Plan 2009**
Risk-free interest rate	8.01%	8.12%
Expected life	8 years	9 years
Expected volatility	56.26%	56.26%
Expected dividend yield	0.47%	0.47%
Price of the underlying share in market at the time of option grant	Rs. 541.15	Rs. 174.00

21 License Fees

The Company accounts for its liabilities in respect of Licence Fees payable for its Telecom as well as Direct To Home (DTH) businesses by way of Revenue Share to be computed on the Gross Revenue of the Company after taking into account the decision of Telecom Disputes Settlement And Appellate Tribunal (TDSAT) dated 30th August, 2007 specifying that revenues not related to UAS and Other Licences under which the Company operates are not to be included in the computation of Revenue Share. The TDSAT has, by its decision dated 26th March, 2009 applied the said decision dated 30th August, 2007 to the Company. The decision of the TDSAT is the subject matter of Appeal pending before the Supreme Court. No provision is considered necessary in this regard.

22 Special Audit

Pursuant to the Telecom License Agreement, The Department of Telecommunications (DOT) directed audits of various Telecom companies including of the Company. The Special Auditors appointed by DOT were required to verify records of the Company and some of its subsidiaries for the years ended 31st March, 2007 and 31st March, 2008 relating to license fees and revenue share. The report of the Special Auditor's alleging a shortfall of license fee and revenue share of Rs. 336.00 crore is mala fide and is in the Company's opinion biased and full of errors and inaccuracies. Criminal complaints filed by the Company against the wrongful leaking of the Report are being investigated by the Police. The Institute of Chartered Accountants of India (ICAI) is investigating the professional and other misconduct of the Special Auditors. The Company has also made presentations and representations to DOT on the observations of the Special Auditor. The Company is advised that based inter alia on current understanding of the regulation by the industry and judicial pronouncements directly applicable to the issues raised in the special audit report, all of which have not been properly considered nor appreciated in the Report, no provision is required in the accounts of the Company.

23 Sale of Prepaid and other Vouchers

During the year, Reliance Communications Infrastructure Limited (RCIL), a subsidiary company has, in continuation with its policy of accounting on "gross basis" for the realisation on sale of recharge vouchers for Mobile Telecom Services, adopted similar accounting treatment in case of sale of recharge vouchers for PCO (Public Call Office) services, resulting in higher amount of revenue by Rs. 216.17 crore on account of grossing up. Corresponding discount charges have been reflected as Selling and Marketing Expenses. However, there is no impact on the profit for the year and General Reserve as at the Balance Sheet date. During the previous year ended on 31st March, 2009, the accounting for sale of recharge vouchers for PCO services was on net basis.

24 Netting off of Expenses

During the year, Sales and distribution expenses are net of Rs. 165.00 crore towards cost of telecom terminals and accessories, Rs. 135.00 crore towards sales and distribution expenses recovered on account of brand promotion and Network expenses are net of Rs. 96.70 crore towards reversal of old provisions.

25 Export Commitments

The Company and its subsidiaries have obtained licenses/ authorisations under the Export Promotion Capital Goods (EPCG) Scheme for importing capital goods at a concessional rate of customs duty against submission of bonds. Under the terms of the respective licenses/ authorisations, the Company and its subsidiaries are required to export goods of FOB value equivalent to or more than, eight times the amount of duty saved in respect of such licenses/ authorisations, where export obligation has been refixed by the order of Director General Foreign Trade, Ministry of Commerce and Industry, Government of India, as applicable. Balance export obligations outstanding as on 31st March, 2010 in case of the Company and its subsidiaries namely; RCIL and RITL under the aforesaid licenses/ authorisations is Rs. 494.40 crore, Rs.971.00 crore and Rs. 7,253.00 crore respectivly (Previous year Rs. 775.00 crore, Rs.1,160.00 crore and Rs. 7,132.04 crore respectively).

26 Joint Venture

Reliance Communications Infrastructure Limited (RCIL), a Subsidiary of the Company has entered into a joint venture (JV) with 33% interest. The detail of the said JV are as under.

Name of the Joint Venture	:	Alcatel-Lucent Managed Solutions India Private Limited
Name of the Other Venturer	:	Alcatel-Lucent India Limited
Percentage of Interest of RCIL	:	33%
Percentage of Interest of other venturers	:	67%
Aggregate amount of Assets (Rs. in crore)	:	130.35
Aggregate amount of Liabilities (Rs. in crore)	:	108.38
Aggregate amount of Income (Rs. in crore)	:	191.15
Aggregate amount of Expenses (Rs. in crore)	:	161.95

27 Performance Ratios

	For the year ended 31st March, 2010	For the year ended 31st March, 2009
(i) Total Income / Total Assets	**0.24**	0.22
(ii) Operating Profit / Capital Employed (%)	**5.52**	6.94
(iii) Return on Networth (%)	**10.74**	14.30
(iv) Profit After Tax / Income (%)	**21.59**	27.23

28 Employee Benefits

Gratuity: In accordance with the applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) for all its employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on respective employees last drawn salary and for the years of employment with the Company.

The following table set out the status of the Gratuity Plan as required under Accounting Standard ("AS") 15 (Revised) "Employee Benefits" (Revised).

(i) Reconciliation of opening and closing balances of the present value of the defined benefit obligation

(Rs. in crore)

Particulars	Gratuity*		Leave Encashment	
	As at 31st March,2010	As at 31st March,2009	**As at 31st March,2010**	As at 31st March,2009
Obligation at beginning of the year	**35.79**	27.11	**112.90**	113.82
Service cost	**9.11**	9.69	**3.26**	54.76
Interest cost	**2.50**	2.44	**6.92**	6.20
Actuarial (gain)/ loss	**(7.27)**	(0.51)	**14.46**	(1.24)
Benefits paid	**(5.06)**	(2.94)	**(42.77)**	(60.63)
Obligation at year end	**35.07**	35.79	**94.80**	112.90
*Defined benefit obligation liability as at the Balance Sheet date is wholly funded by the Company				
(ii) Change in plan assets				
Plan assets at year beginning, at fair value	**25.54**	25.51	**-**	-
Expected return on plan assets	**1.79**	2.31	**-**	-
Actuarial (gain)/ loss	**2.98**	(1.84)	**-**	-
Contributions	**11.03**	2.50	**42.77**	60.63
Benefits	**(5.06)**	(2.94)	**(42.77)**	(60.63)
Plan assets at year end, at fair value	**36.29**	25.54	**-**	-
(iii) Reconciliation of present value of the obligation and the fair value of the plan assets				
Fair value of plan assets at the end of the year	**36.29**	25.54	**-**	-
Present value of the defined benefit obligations at the end of the year	**35.07**	35.79	**94.80**	112.90
Liability recognized in the Balance Sheet	**(1.23)**	10.25	**94.80**	112.90
(iv) Cost for the year				
Service Cost	**9.11**	9.69	**3.26**	54.76
Interest Cost	**2.50**	2.44	**6.92**	6.20
Expected return on plan assets	**(1.79)**	(2.31)	**-**	-
Actuarial (gain)/ loss	**(10.26)**	1.33	**14.46**	(1.24)
Net Gratuity Cost	**(0.43)**	11.16	**24.64**	59.71
(v) Experience adjustment				
On Plan Liabilities (Gain) / Loss	**(5.01)**	(0.86)	**N.A.**	N.A.
On Plan Assets Gain / (Loss)	**2.98**	(1.99)	**N.A.**	N.A.
(vi) Investment details of plan assets				
100% of the plan assets are invested in balanced Fund Instruments				
(vii) Actual return on plan assets	**4.77**	0.40	**-**	-
(viii) Assumptions				
Interest rate	**7.50%**	7.00%	**7.50%**	7.00%
Estimated return on plan assets	**7.50%**	7.00%	**7.50%**	7.00%
Salary Growth rate	**6.00%**	6.00%	**6.00%**	6.00%

The estimates of future salary increases, considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

(ix) Particulars of the amounts for the year and previous years

	Gratuity			
	For the year ended 31st March			
	2010	2009	2008	2007
Present Value of benefit obligation	**35.07**	35.79	27.12	16.22
Fair value of plan assets	**36.29**	25.54	25.51	12.78
Excess of obligation over plan assets (plan assets over obligation)	**(1.22)**	10.25	1.61	3.44

Provident Fund : The guidance on Implementing ("AS") 15 "Employee Benefits" (revised 2005) issued by the ICAI states that the benefits involving employer established Provident Fund, which require interest shortfalls to be recompensed are to be considered defined benefit plans. The actuary of the Company has expressed his inability to reliably measure provident fund liabilities as the guidance note from Actuarial Society of India is yet to be issued. Accordingly, the Company is unable to provide the related information.

The Employee Benefits as disclosed above pertain to the Company and its significant subsidiaries like Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Webstore Limited, Reliance Tech Services Private Limited, Reliance Infrastructure and Investment Private Limited and Reliance WiMax Limited.

29 Consolidated Segment Information

The Company has identified five reportable segments viz. Wireless, Broadband, Global, Investment and Others. The segments have been identified and reported taking into account the nature of services provided, the differing risks and returns and the internal business reporting systems. The accounting policies adopted for segment reporting are in line with the accounting policy of the Company with following additional policies for segment reporting.

(a) Revenue and expenses have been identified to a segment on the basis of relationship to operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to a segment on reasonable basis have been disclosed as "Unallocable".

(b) Segment assets and liabilities represent the assets and liabilities in respective segments. Tax related assets and other assets and liabilities that cannot be allocated to a segment on reasonable basis have been disclosed as "Unallocable".

(i) Primary Segment Information

(Rs. in crore)

Particulars	Wireless	Broadband	Global	Investment	Others	Unallocable	Eliminations	Total
Segment Revenue								
External Revenue	**14,312.11**	**2,347.64**	**4,789.73**	**209.49**	**473.31**	-	-	**22,132.28**
	15,980.97	*1,981.78*	*4,180.44*	*327.82*	*477.45*	-	-	*22,948.46*
Inter Segment Revenue	**2,327.50**	**490.91**	**3,528.95**	-	**494.50**	-	**(6,841.86)**	-
	1,386.66	*542.48*	*2,610.50*	-	*197.59*	-	*(4,737.23)*	-
Net Revenue	**16,639.61**	**2,838.55**	**8,318.68**	**209.49**	**967.81**	-	**(6,841.86)**	**22,132.28**
	17,367.63	*2,524.27*	*6,790.94*	*327.82*	*675.03*	-	*(4,737.23)*	*22,948.46*
Segment Result before Exceptional and non recurring items, interest & taxes	**3,754.96**	**681.39**	**554.04***	**209.49**	**(1,125.91)**	-	-	**4,073.97**
	4,332.47	*827.96*	*885.72*	*330.12*	*(552.63)*	-	-	*5,823.64*
Less: Finance Expense						**1,551.85**		**1,551.85**
						1,384.91		*1,384.91*
Add : Finance Income / Income from Investments						**2,738.18**		**2,738.18**
						1,765.46		*1,765.46*
Segment Result before exceptional and non recurring items, taxes	**3,754.96**	**681.39**	**554.04**	**209.49**	**(1,125.91)**	**1,186.33**	-	**5,260.30**
	4,332.47	*827.96*	*885.72*	*330.12*	*(552.63)*	*380.55*	-	*6,204.19*
Less:Provisions, Exceptional and Non Recurring items						**37.47**		**37.47**
						7.47		*7.47*
Less: Provision for Taxation						**445.39**		**445.39**
						(51.79)		*(51.79)*
Segment Result after Tax	**3,754.96**	**681.39**	**554.04**	**209.49**	**(1,125.91)**	**703.47**	-	**4,777.44**
	4,332.47	*827.96*	*885.72*	*330.12*	*(552.63)*	*424.87*	-	*6,248.51*
Other Information								
Segment Assets	**59,099.33**	**5,825.61**	**16,072.85**	**4,717.08**	**3,448.34**	**27,942.51**	**(25,527.28)**	**91,578.44**
	57,945.20	*6,244.53*	*19,980.05*	*9,565.78*	*3,657.12*	*31,225.26*	*(27,165.62)*	*1,01,452.32*
Segment Liabilities	**11,008.95**	**1,298.89**	**8,578.87**	-	**615.88**	**4,387.74**	**(7,627.75)**	**18,262.58**
	8,215.80	*1,237.41*	*9,054.99*	-	*456.75*	*6,416.40*	*(5,708.45)*	*19,672.90*
Other Corporate Assets						**990.19**		**990.19**
						754.67		*754.67*

(Rs. in crore)

Particulars	Wireless	Broadband	Global	Investment	Others	Unallocable	Eliminations	Total
Other Corporate Liabilities						**30,287.02**		**30,287.02**
						39,598.85		*39,598.85*
Capital Expenditure	**3,595.06**	**119.83**	**1,045.97**	**-**	**71.12**	**-**	**-**	**4,831.98**
	7,592.86	*764.59*	*3,645.90*	-	*1,146.74*	-	-	*13,150.09*
Depreciation	**1,828.17**	**466.04**	**1,108.04**	**-**	**344.26**	**-**	**-**	**3,746.51**
	2,394.74	*342.51*	*769.05*	-	*133.14*	-	*(31.74)*	*3,607.70*

(c) The reportable Segments are further described below:

- The Wireless segment includes wireless operations of the Company, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Infratel Limited, Alcatel Lucent Managed Solutions India Private Limited and the retail operations of Reliance Communications UK Limited, Reliance Communications International Inc., Reliance Communications Canada Inc., Reliance Communications (Australia) Pty. Limited, Reliance Communications (New Zealand) Pte. Limited.
- The Broadband segment includes broadband operations of the Company, Reliance Communications Infrastructure Limited and Reliance WiMax Limited.
- The Global segment include National Long Distance and International Long Distance operations of the Company and the wholesale operations of its subsidiaries viz. Reliance Globalcom BV and its subsidiaries.
- The Investment Segment includes investment activities of the Group companies, Reliance Telecom Limited, Reliance Infratel Limited, Reliance Webstore Limited, Reliance Globalcom BV, Gateway Net Trading Pte. Limited, Reliance Infocomm Infrastructure Private Limited and Reliance WiMax Limited.
- The businesses, which were not reportable segments during the year, have been grouped under the "Others" segment. This mainly comprises of the customer care activities of Reliance Webstore Limited, Facility Usage activities of Reliance Infocomm Infrastructure Private Limited and DTH activities of Reliance Communications Infrastructure Limited and Reliance Big TV Limited.

(ii) Secondary Segment Information

The secondary segment relates to geographical segments viz. Operations within India and outside India.

(Rs. in crore)

		Within India	Outside India	Total
1.	Segment Revenue - External Turnover	**17359.04**	**4,773.24**	**22,132.28**
		18,182.42	*4,766.04*	*22,948.46*
2.	Segment Assets	**72,808.89**	**18,769.55**	**91,578.44**
		81,852.59	*19,599.73*	*101,452.32*
3.	Segment Liability	**10,371.24**	**7,891.34**	**18,262.58**
		9,705.49	*9,967.41*	*19,672.90*
4.	Segment - Capital expenditure	**3,833.18**	**998.80**	**4,831.98**
		10,048.33	*3,101.76*	*13,150.09*

The reportable secondary segments are further described below.

- The "Within India" segment includes the operations of the Company and its subsidiaries in India.
- The "Outside India" segment includes the operations of the Company's subsidiaries viz. Reliance Globalcom BV and its subsidiaries and Gateway Net Trading Pte. Limited.

* net of Rs. 200 crore impaired on obsolescence.

Consolidated Cash Flow Statement for the year ended 31st March, 2010

(Rs.in crore)

			For the year ended 31st March, 2010		For the year ended 31st March, 2009
A	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before tax as per Profit and Loss Account		**5,222.83**		6,196.72
	Adjusted for:				
	Provision for Doubtful Debts, Loans and Advances	**198.28**		136.81	
	Amortisation of Intangibles and Depreciation	**3,746.51**		3,607.70	
	Exceptional and Non - Recurring items	**12.47**		7.47	
	Writeback of Provision towards Disputed Liabilities	**190.52**		-	
	Discount on buyback of FCCBs	**(24.49)**		(79.61)	
	Effect of Foreign Exchange Rate Changes (net)	**(3,249.41)**		(279.72)	
	Loss on Sale/ Discarding of Assets (net)	**1.49**		(0.13)	
	Profit on Sale of Investments	**(209.49)**		(327.82)	
	Dividend and Other Income	**(0.06)**		(16.30)	
	Other Financial Cost	**209.65**		173.07	
	Interest Expenses	**1,342.21**		1,211.85	
	Financial Income	**(93.15)**		(1,578.06)	
			2,124.53		2,855.26
	Operating Profit before Working Capital Changes		**7,347.36**		9,051.98
	Adjusted for:				
	Receivables and other Advances	**1,631.84**		(245.75)	
	Inventories	**(1.91)**		(133.86)	
	Trade Payables	**899.37**		(1,772.27)	
			2,529.30		(2,151.88)
	Cash Generated from Operations		**9,876.66**		6,900.10
	Tax Refund		**204.79**		-
	Tax Paid		**(516.96)**		(392.57)
	Net Cash from Operating Activities		**9,564.49**		6,507.53
B	**CASH FLOW FROM INVESTING ACTIVITIES**				
	Additions of Fixed Assets		**(7,496.03)**		(12,258.38)
	Sale of Fixed Assets		**0.13**		15.82
	Purchase of Investments		**(98,170.63)**		(111,040.61)
	Sale of Investments		**103,659.00**		112,597.33
	Financial Income		**168.86**		677.90
	Net Cash Used in Investing Activities		**(1,838.67)**		(10,007.94)
C	**CASH FLOW FROM FINANCING ACTIVITIES**				
	Net Proceeds from Short term Borrowings		**(3,263.24)**		(1,420.77)
	Proceeds from Long Term Borrowings		**2,668.07**		10,354.80
	Repayment of Long Term Borrowings		**(6,394.66)**		(1,425.62)
	Dividends Paid (Including tax on dividend)		**(191.06)**		(179.23)
	Realised Forex Loss Transferred to General Reserve		**-**		(1,708.65)
	Financial Charges		**(1,440.84)**		(1,377.44)
	Net Cash from Financing Activities		**(8,621.73)**		4,243.09
	Net Increase/ (Decrease) in Cash and Cash Equivalents		**(895.91)**		742.68
	Opening Balance of Cash and Cash Equivalents	**1,682.90**		878.18	
	Add: On Addition of new Subsidiaries	**-**	**1,682.90**	82.15	960.33
	Effect of Exchange Gain/ (Loss) on Cash and Cash Equivalents		**31.55**		(20.11)
	Closing Balance of Cash and Cash Equivalents		**818.54**		1,682.90

Note:

Cash and Cash Equivalent includes cash on hand, cheques on hand, remittances-in-transit and bank balance including Fixed Deposits with Banks.

As per our Report of even date

For Chaturvedi & Shah
Chartered Accountants
Firm Reg. No. 101720W

C. D. Lala
Partner
Membership No. 35671

For B S R & Co.
Chartered Accountants
Firm Reg. No. 101248W

Natrajan Ramkrishna
Partner
Membership No. 032815

Mumbai
15th May, 2010

For and on behalf of the Board

Chairman — **Anil D. Ambani**

Directors — **J. Ramachandran**, **S. P. Talwar**, **Deepak Shourie**, **A. K. Purwar**

President, Company Secretary and Manager — **Hasit Shukla**

ATTENDANCE SLIP

Reliance Communications Limited

Registered Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

PLEASE FILL ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional attendance slip at the venue.

DP. Id*	
Client Id*	

Folio No.	
No. of Shares held	

NAME AND ADDRESS OF THE SHAREHOLDER

I hereby record my presence at the **6TH ANNUAL GENERAL MEETING** of the Company held on Tuesday, 28th September, 2010 at 2.00 p.m. or soon after conclusion of the annual general meeting of Reliance Capital Limited convened on the same day, whichever is later, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020.

Signature of the shareholder or proxy

*Applicable for investors holding shares in electronic form.

.... TEAR HERE ....

PROXY FORM

Reliance Communications Limited

Registered Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

DP. Id*	
Client Id*	

Folio No.	
No. of Shares held	

I/We...of
.... in the district of .... being a member/members
of Reliance Communications Limited hereby appoint... of
.... in the district of ....
or failing him/her .... of ....
in the district of .... as my/our proxy to vote for me/us and on my/our behalf
at the **6TH ANNUAL GENERAL MEETING** of the Company to be held on Tuesday, 28th September, 2010 at 2.00 p.m. or soon after conclusion of the annual general meeting of Reliance Capital Limited convened on the same day, whichever is later, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020 or at any adjournment thereof.

Signed this .... day of .... 2010.

Affix Re. 1/- revenue stamp

*** Applicable for investors holding shares in electronic form.**

NOTES: 1. The proxy in order to be effective should be duly stamped, completed and signed and must be deposited at the Registered office of the Company not less than 48 hours before the time for holding the aforesaid meeting. The Proxy need not be a member of the Company.

2. Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.



Book Post

To

If undelivered please return to :

Karvy Computershare Private Limited
(Unit: Reliance Communications Limited)
Madhura Estate, Municipal No. 1-9/13/C
Plot No. 13 & 13 C, Madhapur Village
Hyderabad 500 081
Tel. : + 91 40 4433 8100 / 4030 8000
Fax : + 91 40 2342 0859
Email : rcom@karvy.com

SAP Print Solutions Pvt. Ltd., Tel.: (022) 40741000

File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

August 30, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Notice of Book Closure.

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we enclose herewith a duly completed form being intimation of the Book Closure fixed from Wednesday, the 15th September, 2010 to Tuesday, the 28th September, 2010 (both the days inclusive) for the purpose of Annual General Meeting and payment of dividend, if approved at the ensuing 6th Annual General Meeting of the members of the Company.

You are requested kindly to take the same on record and inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl. :- As above.

Copy to: National Securities Depository Limited - Fax 022 24972993/24976351
Central Depository Services (India) Limited Fax 022 22723199/ 22722072

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

1st September, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) Letter dated 30th August, 2010 intimating Book closure fixed from 15th September, 2010 to 28th September, 2010.

(2) Letter dated 30th August, 2010 accompanied with abridged Annual Report of the Company for the financial year 2009-10.

(3) Letter dated 1st September, 2010 accompanied with Full Annual Report of the Company for the financial year 2009-10.

(4) Letter dated 1st September, 2010 intimating that 6th Annual General Meeting of the members of the Company will be held on 28th September, 2010.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

September 1, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

We wish to inform you that 6th Annual General Meeting of the members of the Reliance Communications Limited will be held on Tuesday, the 28th September, 2010 at 2.00 p.m. or soon after conclusion of the annual general meeting of Reliance Capital Limited convened on the same day, whichever is later, at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, New Marine Lines, Mumbai 400 020.

You are requested kindly to take note of the same and inform your members accordingly.

Thanking you.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Name of the Company: **Reliance Communications Limited**

Security Code*	Type of Security & paid up value	Book Closure From To	Record Date	Purpose
RCOM* 532712**	Equity Shares Rs. 5 paid-up	Wednesday 15th September, 2010 **To** Tuesday, 28th September, 2010 (both the days inclusive)	N. A.	To determine the entitlement, if any, for payment of dividend for the financial year ended 31st March, 2010 and for the purpose of Annual General Meeting.

* As per the National Stock Exchange
** As per the Bombay Stock Exchange

For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Date :- 30.08.2010